Exemption Order # 82-5166

A/F

04030797

APF ENERGY TRUST

NOTICE ANNUELLE DE RENOUVELLEMENT

Pour l'exercice terminé le 31 décembre 2003

Le 15 avril 2004

APF ENERGY TRUST
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4
Téléphone : (403) 294-1000 Sans frais : (800) 838-9206 Télécopieur : (403) 294-1074
Internet : www.apfenergy.com Courriel : invest@apfenergy.com

TABLE DES MATIÈRES

ABRÉVIATIONS ET DÉFINITIONS

Dans la présente notice annuelle, les abréviations suivantes ont le sens qui leur est attribué ci-après :

« APF Energy »	APF Energy Inc.	**« porteurs de parts spéciales »**	porteurs de parts spéciales à droit de vote de la Fiducie
« APF Partnership »	APF Energy Limited Partnership	**« Tika »**	Tika Energy Inc.
« b »	baril(s)		
« b/j »	barils par jour		
« CIAR »	crédit d'impôt de l'Alberta au titre des redevances	**« kpi³ »**	millier de pieds cubes
		« Mpi³ »	million de pieds cubes
« débentures à 9,40 % »	débentures subordonnées non garanties convertibles à 9,40 % de la Fiducie échéant le 31 juillet 2008	**« Gpi³ »**	milliard de pieds cubes
		« kpi³/j »	millier de pieds cubes par jour
		« Mpi³/j »	million de pieds cubes par jour
« Fiducie »	APF Energy Trust	**« MBtu »**	million d'unités thermales britanniques
« GJ »	gigajoule = 0,95 kpi³		
« kb »	millier de barils	**« bep »**	baril équivalent de pétrole
« LGN »	liquides de gaz naturel	**« kbep »**	millier de barils équivalents de pétrole
« m³ »	mètres cubes	**« bep/j »**	barils équivalents de pétrole par jour
« porteurs de parts »	porteurs de parts de fiducie de la Fiducie	**« Btu »**	unités thermales britanniques

« rapport sur APF »	désigne le rapport du 16 mars 2004, dressé par Gilbert Laustsen Jung Associates Ltd. (« GLJ »), consultants en pétrole indépendants, qui évalue, en date du 1er janvier 2004, la totalité des réserves canadiennes de APF Energy et de APF Partnership en utilisant les prix de GLJ (janvier 2004). Le rapport tient compte des intérêts de Tika Energy Inc., qui sont situés aux États-Unis. Ces intérêts, qui ont été évalués par McDaniel & Associates Consultants Ltd. (« McDaniel »), ont été regroupés avec les propriétés évaluées par GLJ afin d'établir des prévisions globales pour l'entreprise. Les intérêts que McDaniel a évalués sont négligeables par rapport à la valeur des réserves globales et du portefeuille de l'entreprise et représentent 3,7 % et 1,4 % des réserves prouvées et probables (calculées selon les bep) de l'entreprise et de la valeur actualisée à 10 %, respectivement.

« **bep** », tel qu'il est utilisé dans le présent document, peut être trompeur, particulièrement s'il est utilisé seul. Le taux de conversion en bep du gaz naturel qui a été utilisé dans les présentes est de 6 kpi³ pour 1 b, ce qui est fondé sur la méthode de conversion par équivalence énergétique qui est principalement applicable au bec du brûleur et ne représente aucune équivalence en ce qui a trait à la valeur en tête de puits.

RENSEIGNEMENTS SUPPLÉMENTAIRES

Des renseignements supplémentaires, notamment en ce qui concerne la rémunération des administrateurs et des hauts dirigeants et les prêts qui leur ont été consentis, les porteurs principaux de titres de la Fiducie et d'options et de droits d'achat de ces titres et les initiés intéressés dans des opérations importantes, s'il y a lieu, sont présentés dans la circulaire d'information de la direction de la Fiducie datée du 2 avril 2004 se rapportant à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie devant avoir lieu le 18 mai 2004, ces renseignements étant intégrés aux présentes par renvoi. Des renseignements financiers supplémentaires et un exposé des affaires de la Fiducie et du contexte commercial dans lequel celle-ci exerce ses activités sont donnés dans le rapport de gestion et les états financiers consolidés comparatifs de l'exercice terminé le 31 décembre 2003, qui se trouvent dans le rapport annuel 2003 à l'intention des porteurs de parts, ces renseignements étant intégrés aux présentes par renvoi.

La Fiducie fournira les documents suivants à quiconque en aura fait la demande :

1. Lorsque les titres de la Fiducie sont en cours de placement aux termes d'un prospectus simplifié provisoire ou d'un prospectus simplifié :

   a) un exemplaire de la présente notice annuelle accompagnée d'un exemplaire de tous les documents intégrés par renvoi à celle-ci ou des pages pertinentes de ces documents;

   b) un exemplaire des états financiers consolidés comparatifs de la Fiducie pour l'exercice terminé le 31 décembre 2003 et du rapport des vérificateurs y afférent et un exemplaire des états financiers intermédiaires de la Fiducie émis après les états financiers annuels;

   c) un exemplaire de la circulaire d'information de la direction de la Fiducie datée du 2 avril 2004 relative à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie devant avoir lieu le 18 mai 2004;

   d) un exemplaire de tous les autres documents ou rapports intégrés par renvoi au prospectus simplifié provisoire ou au prospectus simplifié qui ne sont pas prévus aux alinéas a), b) ou c) ci-dessus.

2. À tout autre moment, un exemplaire des documents dont il est question aux alinéas 1a), b) et c) ci-dessus, la Fiducie pouvant toutefois exiger le paiement de frais raisonnables si la demande est présentée par une personne physique ou morale qui n'est pas un porteur de ses parts.

Les demandes de renseignements doivent être faites à l'adresse suivante :

APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4
À l'attention du secrétaire
Téléphone : (403) 294-1000 Sans frais : (800) 838-9206 Télécopieur : (403) 294-1074
Internet : www.apfenergy.com Courriel : invest@apfenergy.com

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent document ou dans des documents qui y sont intégrés par renvoi peuvent constituer des « énoncés prospectifs ». Le contexte dans lequel ces énoncés sont faits, y compris l'utilisation des mots « estimer », « prévoir », « s'attendre à » et des expressions similaires, signale généralement les énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus susceptibles de faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie, ou les résultats du secteur, diffèrent considérablement des résultats, du rendement ou des réalisations futurs qu'ils expriment ou suggèrent. Ces facteurs comprennent les suivants :

- les caractéristiques de rendement des propriétés de APF Energy, de APF Partnership et de Tika;
- les quantités de réserves de pétrole et de gaz naturel et la valeur actualisée de ces réserves;
- le montant et la nature des dépenses en immobilisations;
- les projets de forage de puits;
- le prix du pétrole et du gaz naturel produits et l'incidence de la fluctuation des prix sur les rentrées de fonds, compte tenu des opérations de couverture;
- le calendrier et le taux de production futurs;
- les frais d'exploitation et autres frais;
- les attentes en ce qui a trait à la capacité de réunir des capitaux et d'accroître continuellement les réserves au moyen d'acquisitions et de travaux de mise en valeur;
- les stratégies d'affaires et les programmes de la direction;
- l'acquisition et la mise en valeur de zones d'intérêt.

Ces énoncés prospectifs mettent en cause des risques, des incertitudes et d'autres facteurs, dont un grand nombre sont indépendants de notre volonté, notamment les suivants :

- le moment de l'intégration des activités et de l'exploitation des sociétés et des éléments d'actif acquis et la réussite de ce processus;
- l'incidence de la conjoncture économique générale;
- la situation du secteur, y compris la fluctuation du prix du pétrole et du gaz naturel, les redevances payables sur notre production pétrolière et gazière et l'évolution de la réglementation gouvernementale régissant le secteur du pétrole et du gaz naturel, y compris en matière d'environnement;
- l'incertitude des estimations des réserves pétrolifères et gazéifères;
- l'incidence de la concurrence, ainsi que la disponibilité et le coût du matériel sismique, de forage et autre;
- les dangers liés à l'exploitation et les autres difficultés inhérentes à l'exploration, à la production et à la vente de pétrole et de gaz naturel;
- la fluctuation des cours du change ou des taux d'intérêt et la volatilité du marché boursier;
- l'incertitude quant au financement possible et aux frais attribuables à celui-ci.

Ces facteurs ne devraient pas être considérés comme exhaustifs. Certains événements ou circonstances pourraient faire en sorte que nos résultats réels diffèrent considérablement des résultats estimés ou projetés qui sont exprimés ou suggérés par ces énoncés prospectifs. Se reporter également à la rubrique « Facteurs de risque ».

LA FIDUCIE ET SES FILIALES

APF Energy Trust

La Fiducie est une fiducie de placement à capital variable constituée en vertu des lois de l'Alberta le 10 octobre 1996 et régie par l'acte de fiducie daté du 3 janvier 2003, en sa version modifiée et mise à jour (l'« acte de fiducie »). Le bureau principal de la Fiducie est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4. Les parts de fiducie (les « parts de fiducie ») et les débentures à 9,40 % de la Fiducie sont inscrites et négociées à la Bourse de Toronto sous les symboles « AY.UN » et « AY.DB », respectivement. Société de fiducie Computershare du Canada (le « fiduciaire ») est le fiduciaire de la Fiducie et les porteurs de parts de fiducie sont les uniques bénéficiaires de la Fiducie.

La Fiducie a été créée à l'origine dans le but d'émettre des parts de fiducie auprès du public et d'utiliser les fonds ainsi réunis pour acheter des redevances sur des propriétés pétrolifères et gazéifères. La Fiducie a le droit d'acquérir, directement ou indirectement, des éléments d'actif du secteur de l'énergie ainsi que des propriétés et des titres de sociétés pétrolières et gazières.

L'actif principal de la Fiducie est constitué des redevances (collectivement, les « redevances » et individuellement, une « redevance ») que APF Energy et APF Partnership octroient sur leurs propriétés pétrolifères et gazéifères respectives. Chaque

redevance est constituée d'un droit à 99 % du revenu de redevances provenant des propriétés pétrolifères et gazéifères, déduction faite de certains coûts, dépenses et déductions.

L'objectif de la Fiducie est de fournir aux porteurs de parts de fiducie des distributions en espèces élevées et stables en remplaçant et en accroissant constamment les réserves que détiennent APF Energy, APF Partnership et les autres entreprises qui octroient une redevance à la Fiducie, au moyen d'acquisitions, de forages et de projets d'optimisation.

APF Energy Inc.

APF Energy est une filiale en propriété exclusive de la Fiducie, qui a été constituée en vertu de la *Business Corporations Act* (Alberta) le 8 décembre 1995 sous la dénomination 677633 Alberta Inc. Au moyen de clauses modificatrices déposées le 8 mai 1996, elle a adopté la dénomination APF Energy Inc. Les activités de APF Energy consistent en l'acquisition, la mise en valeur, l'exploitation et l'aliénation de propriétés pétrolifères et gazéifères et en l'octroi d'une redevance à la Fiducie. Depuis sa constitution, APF Energy a fusionné de temps à autre avec des filiales acquises dans le cadre d'acquisitions de propriétés pétrolifères et gazéifères. La société issue des fusions exerce ses activités sous la dénomination APF Energy Inc. APF Energy fournit également l'ensemble des services de gestion, d'administration et de consultation requis à la Fiducie, à APF Acquisition Trust et à APF Partnership et au commandité de celle-ci, 990009 Alberta Inc. Au 31 décembre 2003, APF Energy comptait 70 employés. Le bureau principal de APF Energy est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4 et son siège social est situé au 150, 6th Avenue S.W., bureau 3400, Calgary (Alberta) T2P 3Y7.

APF Acquisition Trust

APF Acquisition Trust est une fiducie commerciale à capital variable sans personnalité morale établie en vertu des lois de l'Alberta conformément à une convention de fiducie datée du 30 mai 2002. La Fiducie est la propriétaire exclusive de APF Acquisition Trust. L'actif de APF Acquisition Trust est constitué d'une participation de 99 % dans la société en commandite APF Partnership. Le siège social et établissement principal de APF Acquisition Trust est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF Energy Limited Partnership

APF Partnership est une société en commandite établie en vertu des lois de l'Alberta et régie par le contrat de société en commandite daté du 30 mai 2002, en sa version modifiée et mise à jour. 990009 Alberta Inc., filiale en propriété exclusive de la Fiducie, est le commandité de la société en commandite et a une participation de 1 % dans celle-ci. APF Acquisition Trust, par l'intermédiaire de son fiduciaire, est le commanditaire de la société en commandite, dans laquelle il a une participation de 99 %. Le siège social et établissement principal de APF Partnership est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

990009 Alberta Inc.

990009 Alberta Inc. est une filiale en propriété exclusive de la Fiducie. Elle a été constituée en vertu de la *Business Corporations Act* (Alberta) le 21 mai 2002. Elle est le commandité de APF Partnership et son seul actif consiste en une participation de 1 % dans APF Partnership. Le bureau principal de 990009 Alberta Inc. est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, et son siège social, au 150, 6th Avenue S.W., bureau 3400, Calgary (Alberta) T2P 3Y7.

Tika Energy Inc.

Tika est une société par actions qui a été constituée en vertu des lois du Wyoming le 14 septembre 1999. APF Energy exerce ses activités aux États-Unis par l'entremise de Tika, qui est sa filiale en propriété exclusive depuis la fusion de APF Energy et de CanScot Resources Ltd. qui a été réalisée le 1er octobre 2003. Le bureau principal de Tika est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, et son siège social, au 159 N. Wolcott, bureau 330, Casper, Wyoming 82601.

Organigramme

Le diagramme suivant indique les relations entre la Fiducie et ses filiales et décrit la manière dont les rentrées de fonds provenant des propriétés pétrolifères et gazéifères sont transmises à la Fiducie, puis aux porteurs de parts.



Porteurs de parts(1)
Distributions en espèces
APF Energy Trust(2)
100 %
APF Acquisition Trust
100 %
990009 Alberta Inc. (commandité) (constituée en Alberta)
Rentrées de fonds sous forme de redevances
100 %
Rentrées de fonds sous forme de redevances
Commanditaire (99 %)
Commandité 1 %
APF Energy Limited Partnership
APF Energy Inc. (constituée en Alberta)
Partie des rentrées de fonds retenues en vue de financer ce qui suit :
Éléments d'actif pétroliers et gaziers en vue d'obtenir des rentrées de fonds
Éléments d'actif pétroliers et gaziers en vue d'obtenir des rentrées de fonds
Partie des rentrées de fonds retenues en vue de financer ce qui suit :
- Fonds de remise en état
- Fonds de remise en état
- Sommes relatives à l'obligation différée de versement du prix d'achat
- Placements raisonnables
Tika Energy Inc. (constituée au Wyoming)

<u>Notes</u>

(1) Les porteurs de parts sont propriétaires exclusifs du capital de la Fiducie.

(2) Au 31 décembre 2003, la Fiducie avait également en circulation des débentures à 9,40 % d'un capital de 48,785 M$ échéant le 31 juillet 2008. Voir « Titres de la Fiducie – Débentures convertibles ».

RÉGIE DE LA FIDUCIE

Le fiduciaire et APF Energy

Aux termes de l'acte de fiducie, Société de fiducie Computershare du Canada (le « fiduciaire ») a été nommé fiduciaire de la Fiducie. Le fiduciaire ne possède aucune participation véritable dans la Fiducie et détient l'actif de la Fiducie et exerce ses pouvoirs au profit des porteurs de parts. Le fiduciaire peut exercer tous les droits, les pouvoirs et les privilèges relatifs à l'actif de la Fiducie, sauf pour ce qui est des questions relatives à la maximisation de la valeur de la participation des porteurs de parts qui pourraient surgir dans le cadre de la réponse à une offre visant les parts de fiducie ou la totalité ou la quasi-totalité de l'actif de la Fiducie ou d'une filiale de la Fiducie (une « offre »). APF Energy peut exercer tous les droits, les pouvoirs et les privilèges relatifs à une offre.

L'acte de fiducie permet au fiduciaire de déléguer à un gestionnaire les pouvoirs qu'il juge, à son entière discrétion, nécessaires ou souhaitables pour remplir les obligations qui lui incombent conformément à cet acte, que ces pouvoirs soient habituellement conférés ou délégués par les fiduciaires ou non. En vertu de ce pouvoir, le fiduciaire a conclu une convention (la « convention de services administratifs ») aux termes de laquelle APF Energy fournit des services de gestion, d'administration et de consultation à la Fiducie. En outre, l'acte de fiducie délègue à APF Energy la responsabilité de toutes les questions relatives au rachat de parts de fiducie, à la négociation des conventions de gestion de l'actif de la Fiducie et à l'émission ou au placement de parts de fiducie ou de titres permettant l'acquisition de parts de fiducie, convertibles en de telles parts ou échangeables contre de telles parts.

Par conséquent, la Fiducie a délégué toutes les décisions de gestion importantes à APF Energy, qui s'en charge par l'intermédiaire de son conseil d'administration, de sa direction et de ses employés.

Société de Fiducie Banque de Montréal avait été nommée fiduciaire de la Fiducie pour un mandat initial ayant pris fin en 1999. Le fiduciaire a fait par la suite l'acquisition des activités de transfert d'actions de Société de Fiducie Banque de Montréal et, en 2002, les porteurs de parts ont approuvé la nomination du fiduciaire actuel. Le renouvellement du mandat du fiduciaire ou la nomination d'un autre fiduciaire fait l'objet d'une résolution ordinaire soumise à chaque assemblée annuelle des porteurs de parts. Le fiduciaire peut démissionner en donnant un préavis de 60 jours à APF Energy et peut être destitué sur avis de APF Energy, avec l'approbation des porteurs de parts donnée par voie de résolution spéciale, si le fiduciaire n'est plus apte à remplir cette fonction, fait faillite ou devient insolvable ou dans certains autres cas, tels que la saisie de l'actif du fiduciaire en cas de liquidation. En contrepartie des services qu'il fournit à la Fiducie, le fiduciaire touche une rémunération et a droit au remboursement de la totalité des frais qu'il engage dans le cadre de la gestion et de l'administration de la Fiducie. L'acte de fiducie prévoit que le fiduciaire et ses administrateurs, membres de la direction, employés, actionnaires et mandataires ne seront pas responsables envers les porteurs de parts ou d'autres personnes en ce qui a trait aux questions relatives à la Fiducie, sauf en cas de faute lourde, de défaut délibéré ou de fraude. En outre, le fiduciaire et ses administrateurs, membres de la direction, employés, actionnaires et mandataires sont indemnisés de toutes les responsabilités qu'ils pourraient engager contractées dans l'exercice des fonctions du fiduciaire ou dans l'exercice des pouvoirs, discrétionnaires ou autres, qui sont conférés à celui-ci dans l'acte de fiducie et des autres responsabilités, pertes, coûts, charges, impôts, dommages, frais, pénalités et intérêts relatifs à des taxes et impôts et des autres frais et responsabilités engagés ou contractées dans le cadre de l'administration de la Fiducie, notamment les responsabilités et les dommages en matière d'environnement.

Les porteurs de parts

À chaque assemblée annuelle des porteurs de parts, les porteurs de parts et les porteurs de parts spéciales ont le droit de voter à l'égard du renouvellement du mandat du fiduciaire (ou de la nomination d'un nouveau fiduciaire), de la sélection des candidats aux postes d'administrateurs de APF Energy et de la nomination du vérificateur de la Fiducie. Les porteurs de parts ont également le droit de voter à l'égard de tout changement du vérificateur de la Fiducie. Toutes ces questions doivent faire l'objet d'une résolution ordinaire des porteurs de parts. Une résolution ordinaire est une résolution approuvée à une assemblée des porteurs de parts par plus de 50 % des voix des porteurs de parts et des porteurs de parts spéciales exprimées à l'égard de cette résolution. Les porteurs de parts et les porteurs de parts spéciales ont également le droit de voter à l'égard de toute question qui, conformément à l'acte de fiducie, doit être approuvée au moyen d'une résolution spéciale. En général, une résolution spéciale est requise pour approuver une modification de l'acte de fiducie (sauf s'il s'agit d'une modification nécessaire afin de se conformer aux lois applicables ou d'une modification qui n'est pas incompatible avec la substance de l'acte de fiducie ou n'a pas d'incidence sur celle-ci), une modification de certains contrats importants de la Fiducie, le fractionnement ou le regroupement des parts de fiducie, la vente ou le transfert de la totalité ou de la quasi-totalité de l'actif de la Fiducie ou la dissolution de la Fiducie. Une résolution spéciale est une résolution qu'on se propose d'adopter à ce titre et qui est adoptée par les porteurs d'au moins 66 2/3 % des parts de fiducie représentées à l'assemblée qui font l'objet d'un vote à l'occasion du scrutin tenu sur cette résolution.

Les porteurs de parts et les porteurs de parts spéciales n'ont pas le droit d'intervenir dans les affaires de la Fiducie ou dans l'exercice des pouvoirs conférés au fiduciaire ou à APF Energy par l'acte de fiducie ou la convention de services administratifs, ni le droit de donner des instructions au fiduciaire ou à APF Energy à ce sujet; ils n'ont aucun droit de propriété sur l'actif de la Fiducie ni celui d'imposer ou de demander un partage ou une division de celui-ci ou le versement de dividendes ou de distributions sur celui-ci.

TITRES DE LA FIDUCIE

Titres

Parts de fiducie et parts spéciales à droit de vote

La Fiducie est autorisée à émettre jusqu'à 500 millions de parts de fiducie (les « parts de fiducie »). Chaque part de fiducie représente une participation véritable indivise égale dans la Fiducie. Toutes les parts de fiducie confèrent à leurs porteurs (les « porteurs de parts ») le droit de participer à parts égales aux distributions de la Fiducie et d'exercer des droits de vote égaux aux assemblées des porteurs de parts de fiducie. La Fiducie est également autorisée à émettre un nombre illimité de parts spéciales à droit de vote (les « parts spéciales à droit de vote »), qui confèrent à leurs porteurs (les « porteurs de parts spéciales ») le droit d'exprimer, aux assemblées des porteurs de parts, le nombre de voix prescrit par le conseil d'administration de APF Energy dans la résolution autorisant l'émission des parts spéciales à droit de vote. Les parts spéciales à droit de vote ne confèrent aucun autre droit à leurs porteurs. Aucune part spéciale à droit de vote n'a été émise.

Les parts de fiducie et les parts spéciales à droit de vote, y compris les droits, les bons de souscription et les autres titres permettant d'acheter des parts de fiducie ou des parts spéciales à droit de vote, convertibles en de telles parts ou échangeables contre de telles parts, peuvent être émises selon les modalités et aux moments que APF Energy établit. Les parts de fiducie doivent être entièrement libérées à l'émission et les porteurs de parts ne peuvent être par la suite obligés de répondre à un appel de versement de la Fiducie à leur égard. Les parts de fiducie peuvent être émises contre une somme payable en versements si elles sont représentées par des reçus de versement jusqu'à ce que le dernier paiement soit fait.

Assemblées et droits de vote

L'acte de fiducie exige la tenue d'assemblées annuelles des porteurs de parts. Le fiduciaire peut convoquer une assemblée extraordinaire des porteurs de parts à tout moment et il doit le faire si des porteurs de parts détenant au total au moins 20 % des parts de fiducie le lui demandent par écrit. L'avis de convocation aux assemblées des porteurs de parts doit être donné à ces derniers au moins 21 jours avant l'assemblée. Les porteurs de parts peuvent assister à toutes les assemblées et y voter en personne ou par procuration, et il n'est pas nécessaire que le fondé de pouvoir soit un porteur de parts ou un porteur de parts spéciales. Deux personnes présentes ou représentées par procuration et représentant au total au moins 10 % des voix rattachées à toutes les parts de fiducie en circulation constituent le quorum aux fins de ces assemblées. Les porteurs de parts ont droit à une voix par part de fiducie à toutes les assemblées des porteurs de parts.

Droit au rachat

Le porteur de parts peut exiger à tout moment que la Fiducie rachète ses parts de fiducie en contrepartie d'une somme correspondant au moindre de a) 95 % du cours des parts de fiducie à la Bourse de Toronto, ou si les parts de fiducie ne sont pas négociées à la Bourse de Toronto à cette date, à la bourse ou au marché principal où les parts de fiducie sont inscrites à des fins de négociation à cette date (la « bourse principale »), au cours de la période de dix jours de bourse débutant immédiatement après la date à laquelle les parts de fiducie ont été remises à des fins de rachat, et de b) 95 % du cours de clôture à la bourse principale où les parts de fiducie sont inscrites à des fins de négociation à la date à laquelle les parts de fiducie ont été remises à des fins de rachat. Aux fins du calcul de la somme dont il est question en a), le cours correspond à la moyenne simple du cours de clôture des parts de fiducie de chaque jour de bourse au cours duquel un cours de clôture a été établi; toutefois, si la bourse principale ne fournit pas de cours de clôture, mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspondra à la moyenne simple de la moyenne des cours extrêmes de chaque jour de bourse au cours duquel il y a eu négociation; en outre, si des négociations ont eu lieu à la bourse principale pendant moins de cinq des dix jours de bourse, le cours correspondra à la moyenne simple des cours suivants établis à l'égard de chacun des dix jours de bourse : la moyenne des derniers cours acheteur et vendeur de chaque jour au cours duquel il n'y a pas eu de négociation; le cours de clôture des parts de fiducie de chaque jour au cours duquel il y a eu négociation si la bourse principale fournit un cours de clôture; la moyenne des cours extrêmes des parts de fiducie de chaque jour au cours duquel il y a eu négociation, si la bourse principale fournit seulement les cours extrêmes des parts de fiducie négociées ce jour-là. Aux fins du calcul de la somme dont il est question en b), le cours de clôture correspondra au cours de clôture des parts de fiducie s'il y a eu négociation à cette date, à la moyenne des cours extrêmes des parts de fiducie s'il y a eu négociation et que la bourse principale ne fournit que les cours extrêmes des parts de fiducie

négociées ce jour-là, et à la moyenne des derniers cours acheteur et vendeur si aucune négociation n'a eu lieu à cette date. Au moment d'un tel rachat, tous les droits que le porteur a sur les parts de fiducie remises à des fins de rachat s'éteindront. L'obligation de la Fiducie de racheter les parts de fiducie est assujettie à un plafond mensuel global de 100 000 $ en espèces pour toutes les parts de fiducie remises à des fins de rachat au cours du mois en question et à un plafond global de 500 000 $ en espèces pour toutes les parts de fiducie remises à des fins de rachat au cours d'une période de six mois. Le conseil d'administration de APF Energy peut renoncer à ces plafonds et il est tenu de le faire si les parts de fiducie détenues dans des fiducies régies par des régimes enregistrés en vertu de la *Loi de l'impôt sur le revenu* (Canada) ne donnent pas le droit de recevoir un paiement en espèces à l'égard des parts de fiducie rachetées. Le prix payable par la Fiducie au moment du rachat peut être réglé au moyen d'une somme en espèces ou, dans certains cas, y compris lorsque le versement d'une telle somme ferait en sorte que le plafond en espèces mensuel ou semestriel soit dépassé, au moyen d'une distribution en nature (c'est-à-dire une distribution proportionnelle sur l'actif de la Fiducie).

Distributions

La Fiducie verse des distributions en espèces proportionnelles aux porteurs de parts chaque mois. En règle générale, les distributions sont annoncées par voie de communiqué de presse au cours de la troisième semaine du mois et les porteurs de parts inscrits le dernier jour de ce mois ont le droit de recevoir les distributions. Les distributions sont versées par le fiduciaire aux porteurs de parts 15 jours après la date de clôture des registres applicable ou, si ce n'est pas un jour ouvrable, le jour ouvrable suivant. Les distributions faites chaque mois sont constituées des redevances, du CIAR et d'autres revenus touchés par la Fiducie au cours du mois précédent, moins les redevances, les frais et les déductions payables par la Fiducie et les autres sommes que APF Energy décide de façon raisonnable de conserver aux fins de la Fiducie. Par le passé, la Fiducie a conservé certains revenus, entre autres choses, pour financer les dépenses en immobilisations ou les acquisitions, stabiliser les distributions futures ou avancer des fonds à APF Energy afin de permettre à celle-ci de réduire temporairement sa dette bancaire. En 1997 (soit le premier exercice au cours duquel la Fiducie a versé des distributions), 61 % des distributions en espèces ont fait l'objet d'un report d'impôt et, aux fins de l'impôt sur le revenu, ont été considérées comme un remboursement de capital, tandis que ce chiffre s'élevait respectivement à 75 %, 66 %, 38 %, 43 % et 36 % pour 1998, 1999, 2000, 2001 et 2002. Pour ce qui est des distributions en espèces versées en 2003, 21 % de celles-ci ne seront pas assujetties à l'impôt, une proportion de 79 % étant imposable entre les mains des porteurs de parts.

Le tableau qui suit illustre les distributions en espèces par part de fiducie touchées par les porteurs de parts pendant les périodes indiquées :

		Distributions en espèces par part de fiducie
1997		1,510 $
1998		1,840 $
1999		1,555 $
2000		1,900 $
2001		3,045 $
2002		1,800 $
2003		
	Janvier	0,160 $
	Février	0,160 $
	Mars	0,165 $
	Avril	0,185 $
	Mai	0,185 $
	Juin	0,200 $
	Juillet	0,200 $
	Août	0,200 $
	Septembre	0,200 $
	Octobre	0,175 $
	Novembre	0,175 $
	Décembre	0,175 $
2003	Total	2,180 $

Distributions en espèces par part de fiducie		
2004		
	Janvier	0,175 $
	Février	0,175 $
	Mars	0,175 $
	Avril	0,175 $
		0,700 $
Total		14,530 $

Note

(1) Le premier appel public à l'épargne de la Fiducie a été réalisé le 17 décembre 1996. La première distribution en espèces a été versée aux porteurs de parts le 31 janvier 1997.

Restrictions sur le droit de propriété des non-résidents

Des non-résidents du Canada (les « non-résidents ») au sens de la *Loi de l'impôt sur le revenu* (Canada) ne peuvent à aucun moment détenir plus de la moitié des parts de fiducie en circulation. Si, à un moment donné, le fiduciaire apprend que les propriétaires véritables de 49 % des parts de fiducie alors en circulation sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, il pourra l'annoncer publiquement et il n'acceptera pas de souscription de parts de fiducie de la part d'une personne qui ne peut lui fournir la déclaration qu'il exige attestant qu'elle n'est pas un non-résident, n'émettra pas de parts de fiducie à une telle personne ni n'inscrira un transfert de parts de fiducie en faveur d'une telle personne. Nonobstant ce qui précède, si le fiduciaire établit que la majorité des parts de fiducie sont détenues par des non-résidents, il pourra envoyer un avis aux porteurs de parts de fiducie non résidents, choisis dans l'ordre inverse de l'acquisition ou de l'inscription ou d'une autre manière qu'il jugera équitable et réalisable, les sommant de vendre leurs parts de fiducie ou une partie stipulée de celles-ci dans un délai stipulé d'au moins 60 jours. Si les porteurs de parts qui reçoivent un tel avis n'ont pas vendu le nombre requis de parts de fiducie ou n'ont pas fourni au fiduciaire une preuve satisfaisante du fait qu'ils ne sont pas des non-résidents à l'intérieur du délai stipulé, le fiduciaire pourra vendre ces parts de fiducie pour leur compte et, entre-temps, il suspendra les droits de vote et aux distributions rattachés à celles-ci. Les ventes seront effectuées à la bourse à laquelle les parts de fiducie sont alors inscrites et, au moment d'une telle vente, les porteurs touchés cesseront d'êtres des porteurs de parts de fiducie et leurs droits se limiteront à la réception du produit net de la vente contre remise des certificats représentant ces parts de fiducie.

Offres publiques d'achat et acquisition forcée

L'acte de fiducie prévoit que si une personne (l'« initiateur ») fait une offre publique d'achat (l'« offre ») à l'égard des parts de fiducie en circulation et que l'offre est acceptée par les porteurs d'au moins 90 % des parts de fiducie en circulation qui n'appartiennent pas à l'initiateur, aux membres de son groupe ou aux personnes avec lesquelles il a des liens, ou à une autre personne pour le compte de ceux-ci, l'initiateur aura le droit, mais non l'obligation, d'acquérir les parts de fiducie détenues par les porteurs de parts qui n'auront pas accepté l'offre ou par les cessionnaires subséquents de ceux-ci (collectivement, les « pollicités dissidents »).

Pour exercer ce droit, l'initiateur doit informer chaque pollicité dissident (l'« avis de l'initiateur »), par courrier recommandé, de l'acquisition projetée dans un délai de 60 jours suivant la fin de l'offre, au plus tard dans un délai de 180 jours suivant la date de l'offre. Dans les 20 jours suivant la date à laquelle est donné l'avis de l'initiateur, l'initiateur doit verser ou transférer à la Fiducie la somme ou l'autre contrepartie qu'il aurait dû payer ou transférer aux pollicités dissidents si ceux-ci avaient accepté l'offre. La somme ou l'autre contrepartie ainsi versée ou transférée doit être détenue en fiducie pour le compte des pollicités dissidents. Dans le délai de 30 jours suivant la réception de l'avis de l'initiateur, à la condition que l'initiateur ait versé ou transféré à la Fiducie la somme ou l'autre contrepartie requise, la Fiducie doit émettre à l'initiateur un certificat représentant les parts de fiducie qui étaient détenues par les pollicités dissidents et demander à l'agent des transferts des parts de fiducie d'inscrire l'initiateur à titre de porteur de ces parts de fiducie dans le registre des porteurs de parts et d'en supprimer les pollicités dissidents. Par la suite, les pollicités dissidents qui envoient ou remettent au fiduciaire des certificats représentant leurs parts de fiducie peuvent recevoir la somme ou l'autre contrepartie à laquelle ils ont droit, sans tenir compte des fractions de parts de fiducie.

Régime de droits pour la protection des porteurs de parts

La Fiducie a conclu une convention relative au régime de droits pour la protection des porteurs de parts (le « régime de droits ») en date du 19 avril 2003 avec Société de fiducie Computershare du Canada, à titre d'agent des droits. Le régime de droits remplace un régime similaire qui a expiré le 19 avril 2003.

L'objectif principal du régime de droits est de donner au conseil d'administration de APF Energy suffisamment de temps pour évaluer et, s'il le juge opportun, chercher et élaborer d'autres solutions susceptibles de maximiser la valeur de la participation des porteurs de parts dans le cas où la Fiducie ferait l'objet d'une offre publique d'achat et de faire en sorte que tous les porteurs de

parts soient traités sur un pied d'égalité s'ils veulent participer à une telle offre. Le régime de droits a pour but de réglementer certains aspects des offres publiques d'achat visant la Fiducie sans pour autant empêcher une tentative de bonne foi d'acquérir le contrôle de la Fiducie, si une offre juste était présentée.

Régime de réinvestissement des distributions

Le 20 novembre 2003, la Fiducie a annoncé qu'elle avait adopté un régime d'octroi de distributions primes, de réinvestissement des distributions et d'achat de parts facultatif (le « régime de réinvestissement »), qui s'applique aux distributions mensuelles payables à compter du 15 décembre 2003.

Le régime de réinvestissement permet aux porteurs de parts admissibles de demander que leurs distributions en espèces mensuelles soient réinvesties dans des parts de fiducie supplémentaires dont le prix s'établit à 95 % du cours moyen (au sens donné à ce terme dans le régime de réinvestissement) à la date de distribution applicable. Il comporte une option permettant aux porteurs de parts admissibles qui participent au volet primes de demander que ces parts de fiducie supplémentaires soient remises à un courtier désigné en échange d'une distribution prime en espèces correspondant à 102 % de la distribution en espèces à laquelle ils auraient eu droit à la date de distribution applicable. Le régime de réinvestissement permet aussi aux porteurs de parts qui participent au volet réinvestissement des distributions ou au volet primes d'acheter des parts de fiducie supplémentaires nouvellement émises contre espèces à un prix d'achat correspondant au cours moyen des parts de fiducie (sans escompte) en tranches minimales de 1 000 $ par versement jusqu'à concurrence d'un montant global de 100 000 $ par porteur de parts au cours d'un mois civil, le tout sous réserve d'une limite annuelle globale de 2 % des parts de fiducie en circulation.

Débentures convertibles

Le 3 juillet 2003, la Fiducie a réalisé un appel public à l'épargne portant sur les débentures à 9,40 % en contrepartie d'un produit brut de 50 M$. Les débentures à 9,40 % portent intérêt au taux annuel de 9,40 %, payable semestriellement à terme échu le 31 janvier et le 31 juillet de chaque année, à compter du 31 janvier 2004. La Fiducie peut rembourser les débentures à 9,40 % au prix de 1 050 $ si le remboursement a lieu à compter du 31 juillet 2006 et avant le 31 juillet 2007, et au prix de 1 025 $ si le remboursement a lieu à compter du 31 juillet 2007 et avant l'échéance, le prix étant majoré dans chaque cas de l'intérêt couru et impayé. Les débentures à 9,40 % sont convertibles en parts de fiducie au gré du porteur à tout moment avant la fermeture des bureaux le jour où elles viennent à échéance ou le jour ouvrable précédant la date fixée par la Fiducie aux fins du remboursement des débentures à 9,40 %, selon la première éventualité, au prix de conversion de 11,25 $ la part de fiducie. La Fiducie peut choisir de remplir son obligation de verser l'intérêt sur les débentures à 9,40 % en remettant au fiduciaire des débentures un nombre suffisant de parts de fiducie à vendre pour régler l'obligation relative au versement de l'intérêt en espèces aux porteurs. La Fiducie peut aussi remplir son obligation de rembourser le capital exigible au moment du rachat ou à l'échéance en émettant des parts de fiducie au prix réputé correspondant à 95 % du cours moyen pondéré des parts de fiducie avant le remboursement ou la date d'échéance. Au 31 décembre 2003, des débentures à 9,40 % d'un capital de 1,2 M$ avaient été converties.

Les débentures à 9,40 % et les modalités de celles-ci sont décrites plus amplement dans le prospectus de la Fiducie daté du 26 juin 2003, à la rubrique intitulée « Description des débentures », ces renseignements étant intégrés aux présentes par renvoi.

ÉVOLUTION GÉNÉRALE DE L'ENTREPRISE

Renseignements généraux

La Fiducie a été établie le 10 octobre 1996 dans le but de faire l'acquisition auprès de APF Energy d'une redevance sur ses propriétés pétrolifères et gazéifères. Le 17 décembre 1996, la Fiducie a mené à terme son premier appel public à l'épargne de 3,5 millions de parts de fiducie au prix de 10 $ chacune. La Fiducie a utilisé une partie du produit afin d'acquérir la redevance sur les propriétés acquises en 1996 par APF Energy, situées à Rosebank, à Grande Prairie, à Sibbald, à Countess – Leckie et à Westerose, en contrepartie de la somme de 17,86 M$. La Fiducie a par la suite réalisé un certain nombre de placements de parts de fiducie et a fait l'acquisition d'une redevance sur d'autres propriétés. En date du 28 juillet 1999, la Fiducie a été transformée en fiducie à capital variable, ce qui lui donne plus de latitude pour faire des acquisitions susceptibles d'accroître sa valeur. Les placements que la Fiducie peut effectuer ont été diversifiés pour inclure, en plus de l'acquisition et de la détention de redevances sur des propriétés pétrolifères et gazéifères et les éléments d'actif connexes, l'acquisition et la détention de divers types d'éléments d'actif du secteur énergétique (par exemple, les actions de sociétés pétrolières et gazières ou des installations du secteur pétrolier et gazier qui ne sont pas associées à des propriétés, des sociétés de commercialisation de l'énergie ou des éléments d'actif ou des sociétés du secteur médian ou du secteur aval) et de titres des entreprises détenant de tels éléments d'actif (y compris les titres d'une fiducie ou d'une filiale en propriété exclusive qui est une société par actions).

Acquisitions

Depuis qu'elle est entrée en exploitation en 1996, APF Energy a acquis des éléments d'actif pétroliers et gaziers dans l'Ouest canadien et au Wyoming dans le cadre de diverses opérations, dont la liste qui suit résume celles qui ont été réalisées depuis le 1er janvier 2001 :

Date	Opération
Avril 2001	Acquisition de Alliance Energy Inc.
Avril 2001	Acquisition auprès d'un tiers d'éléments d'actif situés dans le sud-est de la Saskatchewan
Août 2001	Acquisition auprès d'un tiers d'éléments d'actif situés à Sakwatamau
Mai 2002	Acquisition de Kinwest Resources Inc. et de 987687 Alberta Ltd.
Décembre 2002	Acquisition de la propriété Paddle River
Décembre 2002	Internalisation des fonctions de gestion
Février 2003	Acquisition de Hawk Oil Inc.
Avril 2003	Acquisition de Nycan Energy Corp.
Mai 2003	Acquisition d'éléments d'actif situés à Countess
Juin 2003	Acquisition d'éléments d'actif situés dans la concession n° 1 de Swan Hills et de certains droits d'exploitation non concertée
Septembre 2003	Acquisition de CanScot Resources Ltd.

Certaines des propriétés acquises en mai 2002 ont été par la suite transférées à APF Partnership, qui a octroyé une redevance à la Fiducie. En plus de ce qui précède, des réserves ont été ajoutées au moyen de projets d'optimisation et de travaux de forage sur diverses propriétés ainsi qu'au moyen de petites acquisitions.

APF Energy continuera d'acquérir des sociétés et des éléments d'actif pétroliers et gaziers. Ces opérations seront financées au moyen de facilités de crédit, du fonds de roulement et du produit des émissions futures de parts de fiducie. Les objectifs sont (1) d'acquérir des éléments d'actif qui permettront aux porteurs de parts d'obtenir un rendement élevé, (2) d'acquérir des éléments d'actif dotés d'un potentiel de croissance, dont la valeur peut être maximisée au moyen de projets d'optimisation, de forage à faible risque et d'amélioration de l'infrastructure, (3) de rechercher des occasions d'être l'exploitant des propriétés, ce qui lui permet de contrôler le calendrier et le coût des programmes d'optimisation, de forage et d'entretien, (4) de gérer les risques au moyen d'opérations de couverture de marchandises, de devises et de taux d'intérêt et au moyen de stratégies de commercialisation du pétrole et du gaz naturel afin de veiller à ce que les porteurs de parts touchent des distributions en espèces supérieures à la moyenne, (5) de s'assurer que les frais d'administration demeurent bas grâce à une structure de gestion efficace et (6) de faire prendre de l'expansion à la Fiducie afin d'augmenter la liquidité et de créer un marché plus efficace sur lequel les épargnants de la Fiducie pourront acheter ou vendre des parts de fiducie.

Exploitation du MGH

Dans le cadre de l'achat de CanScot, APF Energy a acquis des participations dans des projets liés au méthane de gisements houillers (« MGH ») en Alberta et dans le nord-est du Wyoming. Le secteur du MGH est très actif aux États-Unis depuis les années 1980, tandis qu'au Canada, il commence à peine à se matérialiser, comme en fait foi le faible taux de production actuel en Alberta.

À l'heure actuelle, deux grands types de projets liés au MGH sont en voie d'être mis en valeur en Alberta. Le plus courant nécessite l'égouttage mécanique des puits afin de permettre la production de gaz tandis que le deuxième vise de la houille pratiquement exempte d'eau. APF Energy participe à ces deux types de projets.

Les programmes liés au MGH comportent habituellement trois étapes. La première comporte le forage d'un seul puits afin de tester la perméabilité et le contenu en gaz. Une fois les résultats obtenus, la deuxième étape s'amorce avec le forage de quatre à six puits dans le cadre d'un programme pilote en vue d'établir des paramètres supplémentaires qui mèneront en bout de ligne à l'étape finale, soit la mise en valeur commerciale à pleine échelle par le forage de plusieurs puits.

En Alberta, les propriétés foncières de APF Energy situées dans le centre de l'Alberta recèlent du MGH de la formation Mannville, qui nécessite un égouttage mécanique. Le processus d'égouttage mécanique prend d'ordinaire de six à douze mois, selon la densité des puits, l'eau produite étant réinjectée dans une formation de refoulement. À l'heure actuelle, APF Energy compte deux projets principaux dans cette zone, à Corbett et à Doris, l'opération visant CanScot lui ayant permis d'accroître la superficie des terrains dont elle dispose dans cette zone. Les activités en sont à diverses étapes de mise en valeur, plusieurs puits d'essai étant en cours de forage et un programme pilote complet visant dix puits étant mis en œuvre à Corbett.

Ailleurs en Alberta, APF Energy évalue actuellement des terrains prometteurs dans le cadre de l'autre projet lié au MGH « sec » de la formation Horseshoe Canyon située dans l'est et le centre-sud de l'Alberta. APF Energy n'a actuellement aucun projet pilote en cours dans cette zone, mais se prépare à forer des puits d'essai en vue d'en évaluer le pouvoir de commercialisation.

Dans le bassin Powder River du Wyoming, APF Energy prend part à quatre projets actifs liés au MGH. À Big Bend dans le comté de Converse, la société a récemment confirmé la perméabilité et le contenu en gaz grâce aux puits d'essai initiaux qu'elle a forés et un projet pilote visant huit puits est actuellement en cours. Tout comme le projet lié au MGH de Mannville, dans le centre de l'Alberta, les puits de cette zone doivent faire l'objet d'un égouttage mécanique pendant une période prolongée avant le début de la production commerciale de gaz. Contrairement aux activités de réinjection qui ont cours en Alberta, l'eau est potable au Wyoming; par conséquent, elle est produite à la surface et recueillie habituellement dans des bassins de refoulement. APF Energy et les autres sociétés énergétiques qui exercent des activités liées au MGH surveillent constamment la qualité de l'eau afin de s'assurer que toutes les activités de refoulement sont conformes aux règlements environnementaux.

Le secteur du MGH est de plus en plus concurrentiel et APF Energy devra livrer concurrence à d'autres sociétés, dont un bon nombre disposent de ressources supérieures aux siennes, afin d'acquérir des éléments d'actif et des terrains recelant du MGH, tant en Alberta qu'au Wyoming.

Acquisitions importantes réalisées en 2003

Au cours de l'exercice terminé le 31 décembre 2003, la Fiducie a réalisé deux acquisitions importantes, soit l'acquisition de Hawk Oil Inc. (« Hawk ») et de Nycan Energy Corp. (« Nycan »), et plusieurs autres acquisitions, chacune d'elles étant résumée ci-dessous. Ni les initiés de la Fiducie, ni aucune des personnes avec lesquelles elle a des liens ou qui font partie de son groupe n'ont participé à ces opérations, à l'exception de l'acquisition de CanScot, comme il est indiqué ci-après.

Acquisition de Hawk Oil Inc.

Le 5 février 2003, APF Energy a acquis la totalité des actions ordinaires émises et en circulation de Hawk Oil Inc. (« Hawk ») en contrepartie d'une somme en espèces de 2,856 M$ et de l'émission de 3 990 461 parts de fiducie. APF Energy a également pris en charge une tranche d'environ 8,5 M$ de la dette de Hawk. Avec prise d'effet le 7 février 2003, APF Energy a fusionné avec Hawk. L'acquisition a ajouté à la production environ 2 700 bep/j, soit 9,3 Mpi³/j de gaz naturel et 1 150 b/j de pétrole et de LGN.

Pour obtenir de plus amples renseignements sur Hawk, se reporter à la rubrique « Événements importants annoncés avant la fin de l'exercice – Acquisition de Hawk Oil Inc. » de la notice annuelle de renouvellement de la Fiducie datée du 15 mai 2003.

Acquisition de Nycan Energy Corp.

En avril 2003, APF Energy a acquis la totalité des actions ordinaires émises et en circulation de Nycan moyennant un prix d'achat en espèces d'environ 42,4 M$. L'acquisition a ajouté à la production environ 1 265 bep/j, soit 5,7 Mpi³/j de gaz naturel et 315 b/j de pétrole et de LGN.

Pour obtenir de plus amples renseignements sur Nycan, se reporter à la rubrique « Renseignements portant sur Nycan » du prospectus de la Fiducie daté du 19 mars 2003. Les renseignements présentés aux sous-rubriques « Propriétés productives principales – Propriétés principales », « – Propriétés de moindre importance », « Sommaire des propriétés principales de Nycan », « Production estimative », « Puits productifs » et « Terrains non forés » sont intégrés aux présentes par renvoi.

Incidence des acquisitions importantes sur la Fiducie et APF Energy

L'incidence des acquisitions importantes qui sont décrites ci-dessus sur les résultats d'exploitation et la situation financière de la Fiducie est décrite en détail dans le prospectus de la Fiducie daté du 27 janvier 2004, à la rubrique « Incidence des acquisitions importantes sur la Fiducie et APF Energy », qui sont intégrées aux présentes par renvoi.

Autres acquisitions réalisées en 2003

Acquisition de CanScot Resources Ltd.

En septembre 2003, APF Energy a acquis la totalité des actions ordinaires de CanScot en contrepartie d'environ 42,1 M$. La contrepartie a été payée au moyen de l'émission de 1 342 004 parts de fiducie et du versement d'une somme en espèces de 19,7 M$. APF Energy a également pris en charge une dette de 6,1 M$. L'opération visait un groupe cible de propriétés comportant des intérêts économiques directs élevés ainsi que des réserves conventionnelles de longue durée et des réserves de méthane de

gisements houillers en Alberta et au Wyoming et a ajouté à la production environ 800 bep/j, dont 81 % provient du gaz naturel. De cette production, environ 80 % était composé de gaz conventionnel et 20 %, de méthane de gisements houillers du Wyoming. Des terrains non mis en valeur d'environ 45 800 acres nets ont également été acquis dans le cadre de l'acquisition. On considère qu'une grande partie de ces terrains ont le potentiel de produire du méthane de gisements houillers.

CanScot exerçait ses activités aux États-Unis par l'entremise de sa filiale en propriété exclusive, Tika, société du Wyoming. Depuis la fusion de APF Energy et de CanScot, le 1er octobre 2003, Tika est une filiale en propriété exclusive américaine de APF Energy.

M. Donald Engle, président du conseil de APF Energy, était également membre du conseil et actionnaire de CanScot.

Acquisition de l'actif Swan Hills

Le 17 juin 2003, APF Energy a annoncé qu'elle avait conclu une convention en vue de l'acquisition d'une participation de 17 % dans la concession nº 1 de Swan Hills et de certains droits d'exploitation non concertée en contrepartie d'une somme en espèces de 91,75 M$. Cet actif était grevé de droits de premier refus, qui ont été exercés quant à environ 85 % de l'actif. Par conséquent, la valeur de l'acquisition, dont la clôture a eu lieu le 30 juillet 2003, a été revue à la baisse pour s'établir à 15,9 M$. L'acquisition a ajouté à la production environ 380 bep/j, dont 89 % provient du pétrole léger.

Acquisition de l'actif Countess

Le 29 mai 2003, APF Energy a réalisé l'acquisition d'une production de gaz et de droits en profondeur dans sa zone principale Countess, située dans le sud-est de l'Alberta, moyennant 7,0 M$.

L'actif Countess chevauche les terrains existants de APF Energy dans la partie nord du champ et, au moment de l'acquisition, produisait 1,2 Mpi^3/j de gaz provenant principalement des formations Mannville et Basal Colorado. La production quotidienne existante de APF Energy dans la zone Countess s'établissait à environ 9,3 Mpi^3 de gaz provenant des zones peu profondes Medicine Hat et Milk River. L'acquisition de ces droits en profondeur (à raison d'un intérêt économique direct moyen de 73 %, dont la majeure partie à titre d'exploitante) permet à APF Energy d'accroître ses zones d'intérêt en vue du forage de développement.

Internalisation des fonctions de gestion

Le 3 janvier 2003, la Fiducie a acquis indirectement la totalité des actions de APF Management Inc. (« APF Management »), l'ancien gestionnaire de la Fiducie, et de ses filiales, aux termes d'une convention d'achat d'actions conclue entre la Fiducie, 1014621 Alberta Ltd., société par actions appartenant à la Fiducie et nouvellement constituée pour agir à titre d'acheteur, APF Management et tous les actionnaires de celle-ci. Cette opération a entraîné le rachat des conventions de gestion conclues avec APF Management et l'achat des droits sur 1 % et 3,5 % des revenus et des frais de structuration appartenant à APF Management en contrepartie de 9,25 M$, dont 25 % ont été réglés en espèces et 75 % en parts de fiducie. Des 661 850 parts de fiducie qui ont été émises, 293 930 étaient initialement entiercées et se composaient de 150 526 parts de fiducie qui pouvaient être libérées sur une période de trois ans et de 143 404 parts de fiducie qui pouvaient être libérées sur une période de quatre ans. Le 5 janvier 2004, 86 026 parts de fiducie ont été libérées de l'entiercement.

Étant donné que toutes les conditions principales, y compris l'approbation des organismes de réglementation, avaient été remplies le 31 décembre 2002, l'opération a été comptabilisée en 2002.

Les actions de APF Management appartenaient, directement ou indirectement, à raison d'environ 70 % à M. Martin Hislop et à M. Steven Cloutier, tous les deux administrateurs et, respectivement, chef de la direction et président et chef de l'exploitation de APF Energy, et à Claire Stephens, la conjointe de M. Hislop. Les autres 30 % des actions de APF Management appartenaient aux membres des familles immédiates de M. Hislop et de sa conjointe, qui n'étaient pas à ce moment-là ni ne sont actuellement des administrateurs ou des membres de la direction de APF Energy ou de APF Management.

APF Energy, APF Management et 1014621 Alberta Ltd. ont été fusionnées en date du 3 janvier 2003.

APF Energy fournit actuellement à la Fiducie et à ses filiales des services de gestion et d'administration semblables aux services que fournissait APF Management avant l'opération d'internalisation.

FAITS NOUVEAUX

Le 4 février 2004, la Fiducie a réalisé la clôture d'un financement par voie d'acquisition ferme avec un consortium de preneurs fermes dirigé par Scotia Capitaux Inc. et émis 4,765 millions de parts de fiducie au prix de 11,60 $ chacune en contrepartie d'un produit brut de 55,274 M$.

Le 7 avril 2004, APF Energy a annoncé qu'elle avait conclu une convention datée du 6 avril 2004 aux termes de laquelle elle a convenu de présenter une offre (l'« Offre ») visant l'achat de la totalité des actions de Great Northern Exploration Ltd. (« GNEL ») en contrepartie d'environ 283 M$, se composant de la prise en charge d'une dette d'environ 56 M$ et du versement d'une somme de 5,05 $ en espèces (jusqu'à concurrence d'une contrepartie en espèces maximale de 55,190 M$) ou la remise de 0,414614 part de fiducie par action de GNEL. L'Offre comporte comme condition qu'au moins 66 2/3 % des actions de GNEL, compte tenu de la dilution, soient déposées en réponse à l'Offre, sans être retirées. La clôture de l'opération devrait avoir lieu au cours de la première semaine de juin 2004.

RELEVÉ DES DONNÉES RELATIVES AUX RÉSERVES

L'information qui figure dans le présent relevé des données relatives aux réserves est prescrite par le paragraphe 2.1 du *Règlement 51-101 sur l'information concernant les activités pétrolières et gazières* (le « règlement 51-101 »). Les termes définis dans le règlement 51-101 ont le même sens dans le présent relevé.

La date d'effet de l'information fournie à l'égard des données relatives aux réserves de APF Energy, de APF Partnership et de Tika est le 1er janvier 2004, et la date de son élaboration, le 2 mars 2004.

GLJ a élaboré le rapport sur APF. APF Energy a fourni aux employés de GLJ les renseignements de base, notamment les données sur les terrains et la comptabilité, les données sur les puits, les renseignements géologiques, les études sur les réservoirs, les estimations quant aux dates d'entrée en service, les renseignements sur les contrats, le prix des produits d'hydrocarbures actuels, les données sur les frais d'exploitation, les prévisions en matière de dépenses en immobilisations, les données financières et les projets d'exploitation futurs. Les autres données techniques, géologiques et économiques nécessaires pour effectuer l'évaluation et ayant servi de fondement au rapport sur APF sont tirées de registres publics ou proviennent d'autres exploitants et de dossiers non confidentiels de GLJ. La date d'effet de l'évaluation qu'a faite McDaniel des réserves de méthane de gisements houillers de Tika aux États-Unis est le 1er janvier 2004, ces réserves ayant été regroupées avec les propriétés évaluées par GLJ afin d'établir des prévisions globales pour l'entreprise.

Le rapport sur les données relatives aux réserves de GLJ et le rapport de la direction et du conseil d'administration sur l'information portant sur le pétrole et le gaz sont présentés à l'annexe A et à l'annexe B, respectivement, de la présente notice annuelle.

Données relatives aux réserves

Les tableaux qui suivent présentent certains renseignements sur les réserves de pétrole et de gaz naturel de APF Energy, de APF Partnership et de Tika, ainsi que la valeur actualisée des produits d'exploitation nets futurs estimatifs provenant de ces réserves, et sont tirés du rapport sur APF. **On ne doit pas présumer que les valeurs actualisées estimatives des produits nets de production qui figurent dans les tableaux suivants représentent la juste valeur marchande des réserves. Les évaluations ne tiennent pas compte des provisions pour impôts sur le revenu. Il n'est pas certain que l'hypothèse des prix et coûts constants et l'hypothèse des prix et coûts prévisionnels se réaliseront et les écarts pourraient être importants.**

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS en date du 31 décembre 2003

PRIX ET COÛTS CONSTANTS

	RÉSERVES									
	PÉTROLE LÉGER ET MOYEN		PÉTROLE LOURD		GAZ NATUREL		LIQUIDES DE GAZ NATUREL		TOTAL	
CATÉGORIE DE RÉSERVES	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)	Brutes (kbep)	Nettes (kbep)
RÉSERVES PROUVÉES										
Mises en valeur exploitées	12 215	10 730	1 012	943	66 108	54 804	821	585	25 066	21 393
Mises en valeur inexploitées	825	771	668	633	4 859	3 805	84	54	2 386	2 093
Non mises en valeur	2 277	2 015	207	186	1 942	1 570	75	49	2 883	2 512
TOTAL DES RÉSERVES PROUVÉES	15 317	13 517	1 887	1 763	72 910	60 178	979	689	30 335	25 998
RÉSERVES PROBABLES	4 728	4 144	1 277	1 164	27 110	22 082	173	122	10 696	9 110
TOTAL DES RÉSERVES PROUVÉES ET PROBABLES	20 044	17 661	3 164	2 926	100 020	82 260	1 153	811	41 030	35 108

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

	VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS				
	AVANT IMPÔTS, CALCULÉE AU TAUX D'ACTUALISATION DE (en pourcentage par année)				
CATÉGORIE DE RÉSERVES	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
RÉSERVES PROUVÉES					
Mises en valeur exploitées	463,3	363,9	303,9	263,5	234,2
Mises en valeur inexploitées	46,4	28,1	20,5	16,4	13,8
Non mises en valeur	49,3	31,2	21,0	14,8	10,8
TOTAL DES RÉSERVES PROUVÉES	559,1	423,2	345,4	294,7	258,8
RÉSERVES PROBABLES	184,1	120,6	88,4	68,8	55,6
TOTAL DES RÉSERVES PROUVÉES ET DES RÉSERVES PROBABLES	743,2	543,8	433,8	363,5	314,4

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ ET VALEUR ACTUALISÉE DES PRODUITS D'EXPLOITATION NETS FUTURS en date du 31 décembre 2003

PRIX ET COÛTS PRÉVISIONNELS

	RÉSERVES									
	PÉTROLE LÉGER ET MOYEN		PÉTROLE LOURD		GAZ NATUREL		LIQUIDES DE GAZ NATUREL		TOTAL	
CATÉGORIE DE RÉSERVES	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)	Brutes (kbep)	Nettes (kbep)
RÉSERVES PROUVÉES										
Mises en valeur exploitées	11 774	10 369	932	874	65 225	54 050	808	578	24 384	20 829
Mises en valeur inexploitées	837	783	624	592	4 876	3 812	86	56	2 359	2 066
Non mises en valeur	2 269	2 077	201	181	2 016	1 612	75	50	2 880	2 576
TOTAL DES RÉSERVES PROUVÉES	14 880	13 229	1 756	1 646	72 118	59 473	968	684	29 623	25 471
RÉSERVES PROBABLES	4 577	4 034	1 199	1 099	26 414	21 515	171	121	10 350	8 840
TOTAL DES RÉSERVES PROUVÉES ET PROBABLES	19 457	17 263	2 955	2 745	98 532	80 988	1 139	805	39 973	34 311

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

	VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS				
	AVANT IMPÔTS, CALCULÉE AU TAUX D'ACTUALISATION DE (en pourcentage par année)				
CATÉGORIE DE RÉSERVES	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
RÉSERVES PROUVÉES					
Mises en valeur exploitées	321,8	266,0	229,3	203,2	183,6
Mises en valeur inexploitées	35,1	21,1	15,5	12,5	10,6
Non mises en valeur	31,7	19,3	12,2	8,0	5,2
TOTAL DES RÉSERVES PROUVÉES	388,6	306,4	257,0	223,7	199,4
RÉSERVES PROBABLES	123,8	81,3	59,5	46,0	37,0
TOTAL DES RÉSERVES PROUVÉES ET DES RÉSERVES PROBABLES	512,4	387,7	316,5	269,7	236,4

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

__Notes__

(1) La valeur actualisée nette des produits d'exploitation nets futurs est présentée uniquement sans tenir compte des impôts. Étant donné la structure de la Fiducie, les valeurs tenant compte des impôts seraient identiques.

(2) Les réserves « brutes » représentent la quote-part attribuable à l'intérêt économique direct de la société, sans déduire les redevances et sans inclure les droits de redevance.

(3) Les réserves « nettes » représentent la quote-part attribuable à l'intérêt économique direct de la société, déduction faite des obligations relatives aux redevances et compte tenu des droits de redevance.

(4) Les CIAR associés aux participations admissibles ont été inclus.

(5) L'incidence des opérations de couverture de APF Energy sur les produits prévus n'a pas été incluse.

(6) Le revenu tiré du traitement a été inclus dans le poste « Autres revenus » des prévisions économiques totales de la société.

(7) Les provisions pour abandon et remise en état ont été incluses uniquement pour les puits auxquels GLJ a attribué des réserves.

(8) Les frais généraux et administratifs et le recouvrement des frais généraux n'ont pas été inclus.

(9) L'analyse selon les prix constants a été effectuée en reprenant la base de données d'évaluation utilisant les prix affichés le dernier jour fixé (le 31 décembre 2003), sans hausse des coûts.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS (NON ACTUALISÉS) en date du 31 décembre 2003

PRIX ET COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	PRODUITS (en milliers de dollars)	REDEVANCES (en milliers de dollars)	FRAIS D'EXPLOITATION (en milliers de dollars)	FRAIS DE MISE EN VALEUR (en milliers de dollars)	FRAIS D'ABANDON DES PUITS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (en milliers de dollars)	IMPÔTS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS APRÈS IMPÔTS (en milliers de dollars)
Réserves prouvées	1 099 628	178 434	312 147	23 603	26 384	559 061	–	559 061
Réserves prouvées et probables	1 427 638	246 214	404 377	50 667	28 216	743 164	–	743 164

PRODUITS D'EXPLOITATION NETS FUTURS PAR GROUPE DE PRODUCTION en date du 31 décembre 2003

PRIX ET COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (actualisés au taux annuel de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	158 925
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	18 212
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	164 552
	Méthane de gisements houillers	2 030
Réserves prouvées et probables	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	197 397
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	27 416
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	204 441
	Méthane de gisements houillers	12 369

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS (NON ACTUALISÉS) en date du 31 décembre 2003

PRIX ET COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	PRODUITS (en milliers de dollars)	REDEVANCES (en milliers de dollars)	FRAIS D'EXPLOITATION (en milliers de dollars)	FRAIS DE MISE EN VALEUR (en milliers de dollars)	FRAIS D'ABANDON DES PUITS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (en milliers de dollars)	IMPÔTS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS APRÈS IMPÔTS (en milliers de dollars)
Réserves prouvées	927 393	144 782	338 112	24 654	31 198	388 647	–	388 647
Réserves prouvées et probables	1 239 044	198 226	441 846	52 114	34 446	512 413	–	512 413

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 31 décembre 2003

PRIX ET COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (actualisés au taux annuel de 10 %/an) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	106 715
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	13 236
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	133 479
	Méthane de gisements houillers	1 343
Réserves prouvées et probables	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	132 651
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	20 478
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	158 929
	Méthane de gisements houillers	4 560

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence ainsi que les hypothèses relatives aux prix qui ont servi à établir les données relatives aux réserves et, dans le cas des prix et des coûts prévisionnels, les hypothèses relatives aux taux d'inflation.

SOMMAIRE DES HYPOTHÈSES RELATIVES AUX PRIX
en date du 31 décembre 2003

PRIX ET COÛTS CONSTANTS

Prix du pétrole brut et du gaz naturel

Exercice	Taux d'inflation	Cours du change (S US/S CA)	Pétrole brut West Texas Intermediate à Cushing, en Oklahoma au cours alors en vigueur (S US/b)	Pétrole brut Brent, FAB, Mer du Nord au cours alors en vigueur (S US/b)	Pétrole brut léger peu sulfuré (40 °API, 0,3 % de soufre) à Edmonton au cours alors en vigueur (S CA/b)	Pétrole brut de qualité Bow River à Hardisty au cours alors en vigueur (S CA/b)	Substitut de pétrole brut lourd (12 °API) à Hardisty au cours alors en vigueur (S CA/b)	Pétrole brut moyen (29 °API, 2,0 % de soufre) à Cromer au cours alors en vigueur (S CA/b)	Liquides de gaz naturel en Alberta (en dollars actuels à ce moment-là)			
									Éthane pur (S CA/b)	Propane à Edmonton (S CA/b)	Butane à Edmonton (S CA/b)	Pentane Plus à Edmonton (S CA/b)
2003 (fin de l'exercice)	0,0	0,7738	32,52	31,02	40,81	29,81	23,31	34,81	19,50	29,81	31,81	41,31

Constant par la suite

Gaz naturel et soufre

Exercice	Prix du gaz US Gulf Coast à Henry Hub au cours alors en vigueur (S US/MBtu)	Prix du Midwest à Chicago au cours alors en vigueur (S US/MBtu)	Prix du disponible AECO-C au cours alors en vigueur (S CA/MBtu)	À la sortie de l'usine en Alberta				À la sortie de l'usine en Saskatchewan			Colombie-Britannique		Prix du soufre FAB à Vancouver (S US/tf)	Prix du soufre à la sortie de l'usine en Alberta (S CA/tf)
				Prix du disponible au cours alors en vigueur (S/MBtu)	Prix de référence de l'Alberta (S/MBtu)	Prix du courtier-fournisseur (S/MBtu)	Alliance (S/MBtu)	SaskEnergy (S/MBtu)	Prix du disponible (S/MBtu)	Prix du disponible à Sumas (S US/MBtu)	Prix à la sortie de l'usine de CanWest (S/MBtu)	Prix du disponible à la sortie de l'usine (S/MBtu)		
2003 (fin de l'exercice)	5,77	5,86	6,09	5,83	5,73	5,43	5,83	5,88	5,98	5,49	5,43	5,78	59,50	35,00

Constant par la suite

Sauf indication contraire, le point de référence du prix du gaz correspond au point de réception du gaz sur le réseau de transport du gaz provincial applicable, appelé la sortie de l'usine.
Le prix à la sortie de l'usine représente le prix avant les frais de collecte et de traitement du gaz brut.

Le prix du disponible désigne le prix mensuel moyen pondéré.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX ET AUX TAUX D'INFLATION
en date du 31 décembre 2003

PRIX ET COÛTS PRÉVISIONNELS

	PÉTROLE[1]							
Exercice	WTI à Cushing, en Oklahoma ($ US/b)	Prix au pair à Edmonton 40 °API ($ CA/b)	Pétrole lourd à Hardisty 12 °API ($ CA/b)	Pétrole moyen à Cromer 29,3 °API ($ CA/b)	Gaz naturel[1] Prix AECO ($ CA/MBtu)	Pentanes Plus à Edmonton ($ CA/b)	Taux d'inflation[1] (%/année)	Cours du change[2] ($ US/$ CA)
Historique[3]								
2000	30,22	44,56	27,34	39,91	5,08	46,31	2,7	0,674
2001	25,97	39,40	16,94	31,56	6,21	42,48	2,6	0,645
2002	26,08	40,33	26,57	35,48	4,04	40,73	2,2	0,638
2003	30,96	43,51	26,01	37,26	6,66	44,01	2,8	0,721
Prévisions								
2004	29,00	37,75	20,25	31,75	5,85	38,25	1,5	0,75
2005	26,00	33,75	20,25	28,75	5,15	34,25	1,5	0,75
2006	25,00	32,50	21,00	28,50	5,00	33,00	1,5	0,75
2007	25,00	32,50	21,00	28,50	5,00	33,00	1,5	0,75
2008	25,00	32,50	21,00	28,50	5,00	33,00	1,5	0,75
2009 à 2014	25,00	32,50	21,00	28,50	5,00	33,00	1,5	0,75
Par la suite	+1,5%/an	+1,5%/an	+1,5%/an	+1,5%/an	+1,5%/an	+1,5%/an	1,5	0,75

Notes

(1) Taux d'inflation relatif aux prix et coûts prévisionnels.
(2) Cours du change utilisé pour produire les prix de référence indiqués dans ce tableau.
(3) Prix historiques moyens pondérés pour les quatre exercices les plus récents.
(4) Le prix prévisionnel est le prix prévisionnel standard de GLJ en date du 1er janvier 2004.

RAPPROCHEMENT DES RÉSERVES NETTES DE LA SOCIÉTÉ PAR TYPE DE PRODUIT PRINCIPAL

(PRIX PRÉVISIONNELS)

Le tableau suivant présente le rapprochement des réserves prouvées et des réserves probables de APF pour l'exercice terminé le plus récent.

	Gaz naturel (Mpi^3)			Pétrole léger et moyen (kb)			Pétrole lourd (kb)			LGN (kb)			Total (kbep)		
	Réserves prouvées nettes (Mpi^3)	Réserves probables nettes (Mpi^3)	Réserves prouvées et probables nettes (Mpi^3)	Réserves prouvées nettes (kb)	Réserves probables nettes (kb)	Réserves prouvées et probables nettes (kb)	Réserves prouvées nettes (kb)	Réserves probables nettes (kb)	Réserves prouvées et probables nettes (kb)	Réserves prouvées nettes (kb)	Réserves probables nettes (kb)	Réserves prouvées et probables nettes (kb)	Réserves prouvées nettes (kb)	Réserves probables nettes (kb)	Réserves prouvées et probables nettes (kb)
Réserves au 31 décembre 2002[(3)]	47 605	7 134	54 739	14 307	2 645	16 952	250	8	258	562	59	621	23 053	3 901	26 954
Extensions	1 066	877	1 943	212	115	327	–	–	–	3	3	5	393	264	656
Récupération améliorée	645	38	683	66	60	126	–	280	280	–	–	1	173	346	521
Révisions techniques	8	2 596	2 604	(369)	1 120	751	122	58	180	(38)	12	(26)	(284)	1 623	1 338
Découvertes	460	145	605	2	1	4	–	–	–	–	–	–	79	25	105
Acquisitions	19 632	10 792	30 424	2 111	537	2 648	1 621	754	2 374	253	47	300	7 257	3 136	10 393
Aliénations	(195)	(67)	(262)	(1 457)	(445)	(1 902)	–	–	–	–	–	–	(1 490)	(456)	(1 945)
Production	(9 748)	–	(9 748)	(1 643)	–	(1 643)	(347)	–	(347)	(95)	–	(95)	(3 710)	–	(3 710)
Réserves au 31 décembre 2003	59 473	21 515	80 988	13 229	4 034	17 263	1 646	1 099	2 745	684	121	805	25 471	8 840	34 311

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Notes

(1) Aux fins de la cette analyse, les réserves brutes sont définies comme étant les réserves totales dans lesquelles la société a un intérêt. Les réserves dans lesquelles la Société a un intérêt sont définies comme étant les réserves attribuables aux intérêts économiques directs de celle-ci (avant les redevances), majorées des réserves visées par un droit de redevance.

(2) Aux fins de cette analyse, les réserves nettes sont définies comme étant les réserves nettes, déduction faite des redevances.

(3) L'évaluation au 31 décembre 2002 a été effectuée au moyen des définitions des réserves qui figurent dans l'Instruction générale C-2B. Conformément à ces définitions, les réserves probables ont été rajustées d'un certain facteur pour tenir compte du risque associé à leur récupération. APF Energy affectait auparavant un facteur de risque de 50 % aux réserves probables qu'elle présentait. Conformément au règlement 51-101, les estimations sont établies de manière à ce que toutes les réserves prouvées et probables soient jugées récupérables (les réserves prouvées et probables sont en fait une « meilleure estimation »). Le rapprochement qui précède tient compte des réserves probables actuelles plutôt que des réserves probables antérieures affectées d'un facteur de risque (50 %) présentées par APF Energy.

RAPPROCHEMENT DE LA VARIATION DE LA VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS ACTUALISÉS AU TAUX DE 10 %

RÉSERVES PROUVÉES TOTALES

PRIX ET COÛTS CONSTANTS

PÉRIODE ET FACTEUR	Avant les impôts de 2003 (en milliers de dollars)	Après les impôts de 2003 (en milliers de dollars)
Valeur actualisée nette estimative au 31 décembre 2002	–	**375 861**
Ventes de pétrole et de gaz pendant la période, déduction faite des frais de production et des redevances[1]	(100 614)	(100 614)
Variation attribuable aux prix et aux redevances relatifs à la production prévisionnelle [2]	(65 852)	(65 852)
Frais de mise en valeur pendant la période[3]	30 700	30 700
Variation des frais de mise en valeur prévisionnels[4]	(28 748)	(28 748)
Variation résultant des extensions et de la récupération améliorée[5]	24 963	24 963
Variation résultant des découvertes[5]	1 789	1 789
Variation résultant de l'acquisition de réserves[5]	86 992	86 992
Variation résultant de l'aliénation de réserves[5]	(15 607)	(15 607)
Augmentation due à l'actualisation[6]	37 586	37 586
Variation nette des impôts [7]		–
Variation résultant des révisions des réserves techniques	(25 772)	(25 772)
Toutes les autres variations[8]	54 564	24 113
Estimation de la valeur actualisée nette au 31 décembre 2003	–	**345 410**

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

<u>Notes</u>

(1) Données réelles de la société sans tenir compte des impôts, à l'exclusion des frais généraux et administratifs.
(2) Incidence de la variation des prix et des autres facteurs économiques sur les produits d'exploitation nets futurs.
(3) Dépenses en immobilisations réelles relatives à l'exploration, à la mise en valeur et à la production de réserves de pétrole et de gaz.
(4) Variation des frais de mise en valeur prévisionnels.
(5) Valeur actualisée nette des réserves connexes à la fin de la période.
(6) Estimée à 10 % de la valeur actualisée nette du début de la période.
(7) Écart entre les impôts prévisionnels au début de la période et les impôts réels pour la période, majoré des impôts prévisionnels à la fin de la période.
(8) Comprend les variations attribuables aux profils de production révisés, aux frais d'abandon et de remise en état futurs estimatifs, au calendrier de mise en valeur, aux frais d'exploitation, aux taux de redevances, aux prix réels obtenus en 2003 par rapport aux prévisions, etc.

Information supplémentaire concernant les données relatives aux réserves

Réserves non mises en valeur

Les réserves non mises en valeur prouvées et probables ont été estimées conformément aux normes et méthodes stipulées dans le manuel COGE. En règle générale, les réserves non mises en valeur sont mises en valeur dans les deux ans suivant la date d'effet. Des dépenses en immobilisations estimées à 8,3 M$ en 2004 et à 4,2 M$ en 2005 devront être engagées pour mettre en valeur les réserves non mises en valeur prouvées.

Facteurs ou incertitudes importants

Pour obtenir de plus amples renseignements sur les facteurs économiques importants ou les incertitudes importantes qui touchent des éléments précis des données relatives aux réserves, se reporter aux rubriques « Rapport de gestion » et « Facteurs de risque – Activités de APF Energy, de APF Partnership et de Tika ».

Frais de mise en valeur futurs

Le tableau suivant présente les frais de mise en valeur déduits aux fins de l'estimation des produits d'exploitation nets futurs de APF Energy attribuables aux catégories de réserves indiquées ci-dessous.

Les frais de mise en valeur futurs seront financés au moyen des fonds autogénérés ou de financements par emprunts ou d'une combinaison des deux. Ces frais n'auront pas d'effet important sur les réserves et les produits d'exploitation nets futurs divulgués.

	Frais de mise en valeur déduits aux fins de l'estimation des produits d'exploitation nets futurs													
	Frais de mise en valeur – non actualisés (en milliers de dollars)							Frais de mise en valeur – actualisés au taux de 10 %						
Catégorie de réserves	2004	2005	2006	2007	2008	Par la suite	Total	2004	2005	2006	2007	2008	Par la suite	Total
Total des réserves prouvées (prix et coûts constants)	10 352	4 524	3 559	626	788	3 754	23 603	9 870	3 921	2 804	448	513	1 503	19 061
Total des réserves prouvées (prix et coûts prévisionnels)	10 354	4 644	3 669	655	833	4 499	24 654	9 872	4 025	2 891	469	542	1 692	19 492
Total des réserves prouvées et probables (prix et coûts prévisionnels)	21 725	14 029	7 654	2 621	1 113	4 972	52 114	20 714	12 160	6 031	1 878	725	1 850	43 358

Autres renseignements pétroliers et gaziers

Propriétés et puits pétrolifères et gazéifères

Propriétés productives principales

Au 31 décembre 2003, APF Energy, APF Partnership et Tika avaient un intérêt dans des propriétés pétrolifères et gazéifères qui faisaient l'objet d'une exploitation concertée et non concertée. La totalité de la valeur actualisée des produits d'exploitation nets futurs estimatifs tirés des propriétés se trouve dans les zones principales, comme en fait état le tableau suivant :

Propriété	Intérêt économique direct moyen[1] (en pourcentage)	Intérêt dans les réserves[2][3] (kbep)	Production nette estimative en 2004[6] (bep/j)	Durée des réserves[3][4] (années)	Valeur de l'actif[3][5] (en milliers de dollars)	(en pourcentage)
MGH	36,6	1 475	173	10	4 247	1,4
Centre de l'Alberta	6,4	12 621	3 880	50	92 314	31,2
Pétrole brut et est de l'Alberta	72,7	4 609	2 237	34	38 662	13,1
Sud-est de la Saskatchewan	5,8	12 016	4 178	50	78 325	26,5
Sud de l'Alberta	49,6	9 601	3 247	47	81 311	27,5
CIAR/DCGNA[7]		-	-		777	0,3
		40 322	13 715		295 636	

Notes

(1) L'intérêt, exprimé en pourcentage, est fondé sur la quote-part dans les réserves prouvées et les réserves probables, au sens du règlement 51-101, détenues en propriété, y compris l'intérêt économique direct et la redevance dérogatoire.

(2) La quote-part dans les réserves récupérables détenues en propriété avant de déduire les redevances.

(3) Selon les réserves prouvées et les réserves probables présentées dans le rapport sur APF. Voir « Données relatives aux réserves ».

(4) La durée des réserves est la période à écouler durant laquelle la production devrait être rentable selon les estimations.

(5) Actualisé à 12 % et fondé sur les hypothèses de la hausse des prix et des coûts prévisionnels qui figurent dans le rapport sur APF. On a tenu compte du CIAR lorsqu'il y avait lieu.

(6) Le taux de production moyen en 2004 présenté dans le rapport sur APF.

(7) Déduction relative au coût du gaz naturel de l'Alberta.

Le texte qui suit décrit, par zone, les propriétés pétrolifères et gazéifères productives principales de APF Energy, de APF Partnership et de Tika. Sauf indication contraire, les données sur la production estimative, sur les acres bruts et nets et sur le nombre de puits sont au 31 décembre 2003. Dans la présente rubrique, les renvois aux propriétés appartenant à APF Energy comprennent les intérêts appartenant à APF Partnership et à Tika. **Toutes les données relatives aux réserves présentées dans la présente rubrique sont tirées du rapport sur APF en date du 1er janvier 2004. Il y a lieu de se reporter au rapport sur APF**

ainsi qu'aux hypothèses et aux autres critères d'évaluation dont il est question à la rubrique intitulée « Relevé des données relatives aux réserves » ci-dessus.

Propriétés principales

L'exploitation de APF Energy comporte cinq divisions : le sud de l'Alberta, le centre de l'Alberta, le pétrole lourd et l'est de l'Alberta, le sud-est de la Saskatchewan et le méthane de gisements houillers. Chaque division compte des experts techniques et d'affaires ainsi que des employés de soutien dont le mandat consiste à accroître la valeur de l'actif qu'ils gèrent par l'entremise de projets de mise en valeur, d'exploration et d'optimisation ainsi que d'acquisitions.

Sud de l'Alberta

La division du sud de l'Alberta s'occupe, à titre d'exploitante dans la plupart des cas, de deux zones principales : la propriété Countess, que APF Energy a acquise dans le cadre de son premier appel public à l'épargne en 1996, et l'actif acquis dans le cadre de la prise de contrôle de Nycan en avril 2003. Cette zone offre un potentiel de gaz produit à partir de sables peu profonds dans de nombreux horizons, notamment les formations Belly River, Milk River, Medicine Hat et Second White Specks. APF Energy détient en outre des droits en profondeur sur un certain nombre de ses propriétés. Au quatrième trimestre, la production tirée de la division du sud de l'Alberta s'est chiffrée à 15 Mpi^3/j de gaz et 440 b/j de pétrole et de LGN. À Countess, les travaux de forage ont été intensifs en 2003, les projets de mise en valeur ayant permis de remplacer la totalité de la production, tant en réserves prouvées qu'en réserves probables. Au total, APF Energy a foré 38 puits de gaz (28,2 puits nets), principalement dans les zones Milk River et Medicine Hat. En acquérant Nycan, APF Energy a obtenu un grand nombre d'éléments d'actif multizones contigus situés dans le sud-ouest du champ Countess. En 2003, APF Energy a participé au forage de sept puits (1,7 puits net) sur les terrains de Nycan. Le budget de 2004 prévoit que les dépenses en immobilisations de la division du sud de l'Alberta totaliseront 8 M$, ce qui comprend 54 puits bruts situés dans des horizons peu ou assez profonds.

Est de l'Alberta et pétrole lourd

En acquérant Hawk en février 2003, APF Energy a acquis une nouvelle plate-forme de pétrole lourd située le long de la frontière entre l'Alberta et la Saskatchewan. Au cours de l'exercice, APF Energy a foré sept puits dans un nouveau gisement situé à South Epping, qu'elle envisage actuellement de soumettre à l'injection d'eau. La production totale provenant de cette division s'est établie en moyenne à 2 147 bep/j au quatrième trimestre de 2003, le pétrole lourd comptant pour 1 300 b/j, soit 10 % du portefeuille total de APF Energy. Étant donné le prix élevé du pétrole lourd et le différentiel raisonnable entre celui-ci et le pétrole brut léger, APF Energy considère son actif lié au pétrole lourd comme générant des rentrées de fonds solides et comme comportant un fort potentiel. Les dépenses en immobilisations de la division de l'est de l'Alberta et du pétrole lourd devraient totaliser 1,4 M$ en 2004, ce qui comprend le forage de cinq puits.

Centre de l'Alberta

Le centre de l'Alberta est une zone d'activité intense pour APF Energy : les acquisitions et les projets de mise en valeur ont notamment permis de faire passer la production moyenne au quatrième trimestre à 3 700 bep/j, soit 14 Mpi^3 de gaz et 1 370 b de pétrole et de LGN. Grâce à son potentiel multizones considérable, cette zone continuera de constituer un élément clé de la stratégie de mise en valeur et d'optimisation de APF Energy. En 2003, les dépenses en immobilisations ont totalisé 8,6 M$, la société ayant participé au forage de 48 puits (9,8 puits nets) dans des zones comme Paddle River, Leaman, Pembina et Redwater. Pour 2004, le budget de APF Energy prévoit des dépenses en immobilisations de 9,2 M$ applicables aux données sismiques, à l'acquisition de terrains et au forage de 25 puits bruts.

Sud-est de la Saskatchewan

Le sud-est de la Saskatchewan est la plus grande zone productive de pétrole de APF Energy, le pétrole brut léger provenant principalement des formations Frobisher, Midale et Alida. Depuis qu'elle a acquis ses premiers intérêts dans la zone en 2001, APF Energy a réalisé avec brio des projets de mise en valeur et appliqué avec succès ses stratégies de forage. Plus particulièrement, elle a utilisé avec succès des données sismiques tridimensionnelles afin de délimiter les zones d'intérêt dans des gisements sous-exploités. Les dépenses en immobilisations de 11,1 M$ qui ont été engagées en 2003 ont résulté en 16 puits de pétrole horizontaux bruts (9,1 puits nets) et un puits stratigraphique vertical. À Queensdale, APF Energy a foré quatre puits horizontaux (2,4 puits nets) et remplacé 260 % de la production. Au cours de l'exercice, APF Energy a acquis en partenariat des intérêts mineurs et un quart de section de terrain, surpassant ainsi la production dont elle est l'exploitante. L'acquisition a permis d'ajouter cinq emplacements horizontaux (4,8 emplacements nets) qui ont été inclus dans le programme de forage de 2004. Au quatrième trimestre de 2003, la production s'est établie en moyenne à 4 100 bep/j constitués de 96 % de pétrole. Outre Queensdale,

les zones de production et de mise en valeur actives de cette division comprennent Tatagwa et Macoun. En 2004, un budget de 14,1 M$ a été affecté au forage de 20 puits bruts.

Méthane de gisements houillers aux États-Unis

Bassin Powder River

À l'heure actuelle, APF Energy participe activement à six projets liés au MGH qui sont situés dans le bassin Powder River. Trois de ces champs sont actuellement en phase de mise en valeur et de production de gaz. Les trois autres projets en sont aux premiers stades de la mise en valeur. Il en coûte en moyenne 75 000 $ US pour forer, tuber et conditionner un puits dans cette zone.

Hensley Draw

Jusqu'à maintenant, 30 puits de MGH ont été forés dans cette zone, où APF Energy a un intérêt économique direct moyen de 23 %. Ces puits sont conditionnés dans le filon houiller Cook, d'une épaisseur moyenne de 11 mètres et d'une profondeur d'environ 152 mètres. En raison des restrictions s'appliquant à l'évacuation d'eau, seulement 23 puits sont actuellement en production. La production brute a atteint un point culminant au cours du premier trimestre de 2003, soit environ 3 400 kpi^3/j, et a par la suite diminué pour s'établir à environ 2 000 kpi^3/j. On prévoit cette année forer dix autres emplacements de forage.

Kane

Quatorze puits de MGH ont été forés à la fin de 2003 et sont actuellement en production. Ces puits ont été conditionnés dans les filons houillers Upper Wyodak et Lower Wyodak, qui sont d'une épaisseur moyenne de 11 mètres chacun et d'une profondeur d'environ 122 mètres. Vu la proximité de la production adjacente, bon nombre de ces puits ont commencé à produire du gaz immédiatement, l'égouttage mécanique ayant nécessité peu de temps. La production brute s'établit actuellement à 1 400 kpi^3/j et continue de s'accroître au fur et à mesure que se poursuit l'égouttage mécanique de ces filons houillers. Trente autres emplacements ont été repérés et devraient être mis en valeur au cours des 18 prochains mois. L'intérêt de APF Energy se situe de 16 % à 25 %.

K-Bar

Vingt puits de MGH ont été forés et sont en production. Dix d'entre eux ont été conditionnés dans le filon houiller Big George, d'une épaisseur moyenne de 12 mètres et d'une profondeur d'environ 185 mètres. La production gazière brute a atteint un sommet au cours du deuxième semestre de 2002, soit plus de 3 000 kpi^3/j, après 12 mois consacrés à l'égouttage mécanique. Les volumes de production ont lentement diminué pour s'établir aux taux actuels d'environ 2 000 kpi^3/j. APF Energy a un intérêt économique moyen de 16 % dans cette zone. Les dix autres puits ont été conditionnés dans le filon houiller Wyodak, d'une épaisseur moyenne de huit mètres et d'une profondeur de 244 mètres. La production gazière provenant de ce filon inférieur s'accroît au fur et à mesure que se poursuit l'égouttage mécanique.

North Carson

On prévoit mettre cette zone en valeur en 2004. Avec des intérêts allant de 18 % à 25 %, huit puits devraient initialement être forés d'ici la fin du troisième trimestre dans le cadre d'un projet pilote. Ces puits devraient être forés en vue d'obtenir une production mixte provenant des filons houillers Cook et Canyon, qui sont d'une épaisseur moyenne de 7,6 mètres et d'une profondeur d'environ 168 mètres. Une deuxième série de forages devrait avoir lieu aux mêmes emplacements afin d'obtenir une production mixte provenant des filons houillers Wall et Pawnee. Plus de 60 autres emplacements devraient être forés au cours des 24 prochains mois.

Big Bend

APF Energy dispose de l'intérêt majoritaire, soit 70 %, dans ce grand projet lié au MGH et en est le gestionnaire. Au cours des derniers mois, deux puits d'essai ont été forés afin de confirmer le contenu en gaz, la structure et l'épaisseur du filon houiller. Compte tenu de ces résultats, six autres puits seront forés d'ici la fin du deuxième trimestre. Les huit premiers puits du projet pilote devraient entrer en phase d'égouttage mécanique au cours du troisième trimestre de 2004. Dix-huit autres puits sont prévus à la fin de 2004, ce qui constituera la deuxième étape. On prévoit que ce projet atteindra la mise en valeur à pleine échelle, soit plus de 90 puits de MGH, d'ici la fin de 2005.

Coal Gulch

Seize puits initiaux seront mis en valeur dans cette zone en 2005. Ces puits auront pour cible le filon houiller Big George, d'une épaisseur d'environ 15 mètres et d'une profondeur de près de 670 mètres. Plusieurs projets pilotes visant le filon houiller Big George, situés à l'est de cette zone, ont obtenu d'excellents résultats.

Méthane de gisements houillers en Alberta

Une analyse indépendante des cibles de MGH possibles dans le bassin sédimentaire de l'Ouest canadien a permis de repérer et de mesurer diverses unités riches en houille, dont la plus intéressante se situe dans la formation Upper Mannville, qui, selon les estimations, contient environ 65 % de gaz en place dans les plaines de l'Alberta. Plusieurs zones distinctes ont été ciblées en vue de l'acquisition de terrains et d'une évaluation subséquente. APF Energy se concentre sur une zone qui est située à environ 113 kilomètres au nord-ouest d'Edmonton où trois zones de projets de MGH sont réunies. Aucune réserve n'a été attribuée aux propriétés contenant du MGH de APF Energy en Alberta, étant donné que les exigences du règlement 51-101 précisent que les réserves ne peuvent être classées tant que les taux de production commerciale n'ont pas été établis.

Corbett Creek

Après le forage, le carottage et la mise à l'essai d'un puits d'exploration initial, quatre puits de MGH et un puits de refoulement ont été forés à la fin de 2002, ce dernier ayant commencé à produire de l'eau au début du printemps 2003. Après neuf mois d'égouttage mécanique, six autres puits ont été forés et conditionnés au début de 2004 et la production a été lancée en mars. On prévoit que la production du gaz tiré du puits augmentera parallèlement à l'accélération de la production d'eau de celui-ci. Selon la perméabilité mesurée de la houille, l'égouttage mécanique devrait prendre au moins 12 mois. Dès que le taux commercial sera atteint, la mise en valeur à pleine échelle devrait commencer. Il en coûte environ 600 000 $ pour forer, tuber et conditionner un puits. APF Energy a un intérêt moyen de 42 % dans plus de 10 000 acres à Corbett Creek et pourrait forer environ 68 puits de MGH.

Doris

À Doris, APF Energy a réuni 22 400 acres bruts de terrains contigus dans lesquels elle a des intérêts allant de 35 % à 50 %. Un puits d'essai exploratoire initial a été foré en 2003 afin d'évaluer la quantité de houille et plusieurs zones de gaz conventionnel ont été repérées; le puits a été conditionné dans ces intervalles et mis en production. Toujours sur cette zone productive possible de MGH, un deuxième puits a révélé la présence de gaz conventionnel et a été mis en production au début de 2004. Un troisième puits a été foré et testé pour vérifier sa teneur éventuelle en houille de Upper Mannville et son potentiel en MGH a été confirmé; un projet pilote visant cinq puits initiaux devrait être mis en œuvre à la fin de 2004. Un autre exploitant mène actuellement un autre projet lié au MGH à environ trois milles à l'ouest où 40 puits ont été forés, principalement au cours du dernier exercice. De vastes travaux d'égouttage mécanique sont en cours sur cette propriété, ce qui contribuera, selon APF Energy, à la dépressurisation de la houille dans la région.

Timeu

Un puits d'essai d'exploration initial a été foré au premier trimestre de 2004 et un carottage a été effectué sur la section houillière Upper Mannville. Après un examen détaillé des données, une décision sera prise quant au forage de cinq puits dans le cadre du projet pilote. APF Energy a réuni des terrains d'une superficie de plus de 5 700 acres sur ce projet et a un intérêt économique direct de 100 % dans cette zone.

Trochu-Rowley

APF Energy compte plusieurs projets en cours dans cette zone, qui est située au nord-est de Calgary, où plus de 60 puits de MGH ont été forés par diverses sociétés. Dans cette région, les projets de mise en valeur du MGH se concentrent sur les filons houillers Horseshoe Canyon. Ces filons sont relativement minces et peuvent comporter jusqu'à 10 couches individuelles d'une épaisseur globale maximale de six à dix mètres. Ces filons sont très peu profonds, se situant à environ 250 mètres. Il en coûte environ 250 000 $ pour forer, tuber et conditionner un puits. L'un des avantages de ces filons est l'absence initiale de production d'eau. APF Energy effectue le forage, le conditionnement et la mise en production immédiate de ces puits de MGH. Vu le caractère extrêmement concurrentiel de la mise en valeur de cette zone, la société y a établi plusieurs coentreprises et espère y accroître ses activités au cours des 12 prochains mois.

Installations

Le tableau qui suit présente les installations principales dans lesquelles APF Energy et APF Partnership avaient un intérêt au 31 décembre 2003.

Zone	Installations principales[1]
Sud-est de la Saskatchewan	Intérêts économiques directs divers dans des installations pétrolières
Countess (Alberta)	Intérêt de 42 % dans l'usine de traitement du gaz naturel de Countess; intérêt exclusif dans le compresseur Countess-Leckie et dans quatre surpresseurs
Redwater (Alberta)	Intérêts dans des installations de traitement du gaz naturel, comme suit :
	90 % Installation de compression, Radway
	50 % Installation de compression et de déshydratation, Redwater 8 et 9
	50 % Installation de compression et de déshydratation, Redwater 13 à 27
Pembina (Alberta)	Intérêts dans des installations de traitement du pétrole et d'injection d'eau des concessions, comme suit :
	1,26 % Concession North Pembina Cardium
	7,35 % Concession Pembina Cardium n° 12
	100 % Concession Pembina Cardium n° 20
	5,15 % Concession Pembina Cardium n° 9
	65,78 % Concession Champlin-Peruvian Cardium
	Intérêts dans des installations de traitement du gaz naturel, comme suit :
	0,52 % Pembalta n° 1
	0,66 % Pembalta n° 2
	1,10 % Pembalta n° 3
	2,66 % Pembalta n° 4
	0,10 % Pembalta n° 5
	1,21 % Pembalta n° 7
	0,47 % Pembalta n° 8
Paddle River (Alberta)	Intérêts dans des installations de traitement du gaz naturel, comme suit :
	11,91 % Usine de traitement du gaz, Paddle River
	19,25 % Injection de gaz acide, Paddle River
	15,19 % Collecte de gaz et compression, Paddle River
	100,00 % Collecte de gaz et séparateur à l'admission, Greencourt
	10,42 % Usine de traitement du gaz, Thunder Lake
Swan Hills (Alberta)	Intérêt dans la centrale de conservation Judy Creek :
	1,002065 % Usines de traitement 1, 2, 3, 4, 5 et 7
	3,700613 % Réseau de collecte de gaz Swan Hills
	0,943225 % Réseau de collecte South Swan Hills
	0,02318 % Réseau de collecte de gaz Judy Creek
	1,485365 % Réseau de collecte de gaz Virginia Hills
	1,17717 % Intérêt dans la station d'épuration des eaux Freeman Lake
	7,90740 % Intérêt dans l'usine d'extraction d'éthane Judy Creek
	15,0000 % Intérêt dans le pipeline destiné aux ventes à ATCO de Judy Creek

Note

(1) Les « installations principales » comprennent uniquement les installations de traitement d'importance et les pipelines connexes de la zone désignée.

Puits productifs

Le tableau suivant présente le nombre de puits se trouvant sur les propriétés principales dans lesquels APF Energy et APF Partnership avaient un intérêt au 31 décembre 2003 et dont elles estiment qu'ils pourraient être mis en production :

	Puits productifs (1)(6)				Puits fermés(2)					
	Gaz		Pétrole		Gaz		Pétrole		Autres(5)	
	Bruts(3)	Nets(4)	Bruts(3)	Nets(4)	Bruts(3)	Nets(4)	Bruts(3)	Nets(4)	Bruts(3)	Nets(4)
MGH	13	4	–	–	–	–	–	–	–	–
Est de l'Alberta et pétrole lourd	30	29	245	204	2	1	43	25	40	36
Centre de l'Alberta	138	84	503	54	55	16	57	6	13	13
Sud-est de la Saskatchewan	–	–	1 488	265	–	–	23	12	18	15
Sud de l'Alberta	803	435	67	43	45	26	11	9	2	2
TOTAL	984	552	2 303	566	102	43	134	52	73	66

Notes

(1) *Ces renseignements proviennent d'un rapport interne de APF Energy.*
(2) « **Puits fermés** » désigne les puits qui ne sont pas productifs, mais dont APF Energy estime qu'ils pourraient être mis en production.
(3) « **Puits bruts** » désigne le nombre de puits se trouvant sur les propriétés dans lesquels APF Energy a un intérêt.
(4) « **Puits nets** » désigne le nombre de puits bruts multiplié par l'intérêt économique direct net de APF Energy dans ceux-ci.
(5) Les « **autres puits** » comprennent les puits d'injection, de refoulement et de service.
(6) Tous les puits auxquels on a attribué des réserves prouvées inexploitées se trouvent à une distance économique de réseaux de collecte, de pipelines ou d'autres moyens de transport.

Propriétés auxquelles aucune réserve n'a été attribuée

Le tableau suivant présente les terrains non mis en valeur de APF Energy au 31 décembre 2003.

	Acres	
	Superficie brute	Superficie nette
Alberta	422 156	236 039
Manitoba	966	412
Saskatchewan	156 524	77 172
États-Unis	20 696	7 812
Total	600 342	321 435

Aucun engagement n'a été pris en vue d'effectuer des travaux sur les terrains non mis en valeur jusqu'au 31 décembre 2003. APF Energy prévoit que ses droits sur 36 022 acres nets de terrain non mis en valeur pourraient expirer dans un délai d'un an.

Contrats à livrer

Au 15 mars 2004, APF avait conclu les instruments dérivés suivants :

Période	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix de couverture moyen
Mars 2004	Pétrole brut	Swap	3 000 b	30,76 $ US/b
Mars 2004	Gaz naturel	Swap	10 000 GJ	7,19 $ CA/GJ
Mars 2004	Gaz naturel	Matériel	2 000 MBtu	7,00 $ US/MBtu
Avril à juin 2004	Pétrole brut	Swap	2 500 b	30,78 $ US/b
Avril à juin 2004	Gaz naturel	Swap	10 333 GJ	5,76 $ CA/GJ
Avril à juin 2004	Gaz naturel	Swap	1 000 MBtu	5,19 $ US/MBtu
Juillet à septembre 2004	Pétrole brut	Swap	2 167 b	29,58 $ US/b
Juillet à septembre 2004	Gaz naturel	swap	10 000 GJ	5,75 $ CA/GJ
Juillet à septembre 2004	Gaz naturel	Swap	1 000 MBtu	5,19 $ US/MBtu
Octobre à décembre 2004	Pétrole brut	Swap	1 833 b	30,45 $ US/b
Octobre à décembre 2004	Gaz naturel	Swap	3 333 GJ	5,75 $ CA/GJ
Octobre à décembre 2004	Gaz naturel	Swap	333 MBtu	5,19 $ US/MBtu
Janvier 2005	Pétrole brut	Swap	1 000 b	31,74 $ US/b

En plus des contrats de couverture de marchandises, APF Energy a conclu des contrats de couverture destinés à atténuer les risques de change. Elle a conclu une opération de couverture visant une tranche de 20 M$ US de ses produits d'exploitation au taux de 1,3317 $ CA, ou 0,7509 $ US, pour l'année civile 2004.

Ententes de commercialisation

Au 1er janvier 2004, la production de APF Energy était constituée d'environ 45 % de gaz naturel et 55 % de pétrole et de LGN. Le gaz est principalement vendu sur le marché au comptant ou aux termes de contrats à court terme. Le solde de la production de gaz (soit environ 25 %) est vendu à des courtiers-fournisseurs aux termes de contrats à long terme. Les prix prévisionnels sont indiqués ci-dessus, à la rubrique intitulée « Résumé des hypothèses relatives aux prix et aux taux d'inflation – Prix et coûts prévisionnels ». En 2003, le gaz naturel a été vendu au prix moyen de 6,32 $/kpi^3, compte tenu des opérations de couverture. Le pétrole et les LGN ont été vendus aux termes de contrats à court terme et au comptant, qui ont respectivement donné un prix moyen de 34,46 $/b et de 31,82 $/b, compte tenu des opérations de couverture.

Autre information concernant les coûts d'abandon et de remise en état

Les frais d'abandon et de remise en état futurs ont été estimés en fonction des frais réels engagés à ce titre jusqu'à présent par APF Energy. Des frais d'abandon et de remise en état visant environ 1 160 puits nets et totalisant 31,2 M$ (13,1 M$ actualisés au taux de 10 %) ont été pris en considération dans l'estimation des produits d'exploitation nets futurs, contrairement aux frais d'abandon d'installations de 15,1 M$ (2,2 M$ actualisés au taux de 10 %). Les frais d'abandon et de remise en état qui ont été pris en considération dans l'estimation des produits d'exploitation nets futurs des trois prochains exercices totalisent 2,05 M$ en 2004, 1,49 M$ en 2005 et 1,57 M$ en 2006.

Horizon fiscal

En raison de la structure de la Fiducie, qui est avantageuse sur le plan fiscal, les entreprises en exploitation de la Fiducie transfèrent leur revenu imposable annuel à la Fiducie, qui l'attribue aux porteurs de ses parts, principalement au moyen de la déduction des redevances sur les propriétés pétrolifères et gazéifères sous-jacentes que détiennent les filiales en exploitation de la Fiducie. Par conséquent, la Fiducie ne prévoit pas avoir d'impôt à payer tant que l'entreprise conservera cette structure aux fins de l'impôt.

Frais engagés

Le tableau suivant résume les frais qui ont été engagés pendant l'exercice terminé le 31 décembre 2003.

Frais	(en milliers de dollars)
Frais d'acquisition des propriétés	
Propriétés recelant des réserves prouvées	160 772
Propriétés recelant des réserves non prouvées	2 310
Frais d'exploration	
Données sismiques	1 070
Frais de mise en valeur	
Forage et conditionnement	28 065
Installations	7 749
Autres	494

Historique de forage

Le tableau suivant présente les activités de forage de APF Energy, de APF Partnership et de Tika pour l'exercice terminé le 31 décembre 2003.

	Puits de développement		Puits d'exploration	
	Bruts[1]	Nets[2]	Bruts[1]	Nets[2]
Pétrole	59,0	18,40	1,0	1,00
Gaz naturel	73,0	37,24	7,0	2,96
Méthane de gisements houillers	19,0	4,40	-	-
Puits secs	-	-	-	-
Autres[3]	4,0	0,30	1,0	0,50
TOTAL	155,0	60,34	9,0	4,46

Notes

(1) « Puits bruts » désigne le nombre de puits dans lesquels APF Energy, APF Partnership et Tika ont un intérêt.

(2) « Puits nets » désigne le total obtenu en multipliant chaque puits brut par l'intérêt économique direct de APF Energy, de APF Partnership et de Tika dans celui-ci, exprimé en pourcentage.

(3) Les « autres puits » comprennent les puits d'injection, de refoulement et de service.

Production estimative

Le tableau suivant présente le volume de production brut estimatif de APF Energy pour l'exercice terminé le 31 décembre 2004, dont l'estimation des produits nets futurs présentée dans le tableau figurant à la rubrique « Relevé des données relatives aux réserves » au moyen des prix et coûts constants fait état.

	Pétrole brut léger et moyen (b/j)	Pétrole lourd (b/j)	Gaz naturel (kpi³/j)	LGN (b/j)	bep (bep/j)
Réserves prouvées exploitées	4 492	916	34 634	385	11 566
Total des réserves prouvées	4 898	1 074	37 580	372	12 608
Total des réserves prouvées et des réserves probables	5 343	1 200	40 713	386	13 714

Production antérieure – Quatre derniers trimestres

	2003 Trimestre terminé le (non vérifié) 31 décembre	 30 septembre	 30 juin	 31 mars
Production quotidienne moyenne (sans tenir compte des redevances)				
Pétrole brut léger et moyen (b/j)	5 206	5 541	5 220	5 630
Pétrole lourd (b/j)	1 293	1 190	1 086	715
LGN (b/j)	474	400	291	264
Gaz (kpi³/j)	36 929	33 675	35 758	28 745
Production regroupée (bep/j)	13 128	12 744	12 557	11 400
Prix nets moyens (compte tenu des opérations de couverture)				
Pétrole brut léger et moyen ($/b)	35,98	34,86	35,62	41,61
Pétrole lourd ($b/j)	22,48	26,94	24,48	34,43
LGN ($/b)	31,81	29,93	32,09	38,74
Gaz ($/kpi³)	5,45	5,86	6,67	7,85
Production regroupée ($/bep)	32,96	34,09	36,65	43,38
Redevances (en milliers de dollars)				
Pétrole brut léger et moyen ($/b)	7,52	6,98	7,05	8,64
Pétrole lourd ($b/j)	3,51	1,41	2,51	2,83
LGN ($/b)	9,84	10,18	8,57	8,33
Gaz ($/kpi³)	1,12	1,01	1,46	1,67
Production regroupée ($/bep)	6,84	6,17	7,51	8,86
Frais d'exploitation (en milliers de dollars) (1)				
Pétrole brut léger et moyen ($/b)	10,25	8,06	8,76	8,11
Pétrole lourd ($/b)	11,53	10,66	8,97	11,39
Gaz ($/kpi³)	0,99	1,01	0,79	0,73
LGN ($/b)	-	-	-	-
Production regroupée ($/bep)	7,97	7,17	6,68	6,55
Rentrées nettes (en milliers de dollars)				
Pétrole brut léger et moyen ($/b)	18,21	19,82	19,81	24,86
Pétrole lourd ($/b)	7,44	14,87	13,00	20,21
Gaz ($/kpi³)	3,34	3,84	4,42	5,45
LGN ($/b)	21,97	19,75	23,52	30,41
Production regroupée ($/bep)	18,15	20,75	22,46	27,97
Dépenses (en milliers de dollars)				
Acquisitions de propriétés (2)	3 594	18 156	7 165	323
(Aliénations)	(6 953)	(2 069)	(262)	-
Mises en valeur (3)	11 948	10 360	5 726	5 567

Notes

(1) Les frais d'exploitation comprennent tous les frais nécessaires à l'exploitation des puits (à l'exclusion des frais de forage, de conditionnement et d'équipement) aux fins du recouvrement des taxes sur le pétrole, des taxes sur le minerai en propriété franche, des taxes municipales et des impôts fonciers ainsi que des loyers des baux de surface, mais ils ne comprennent pas les frais généraux et administratifs ni les frais de gestion.

(2) Les dépenses indiquées se rapportent à des acquisitions d'éléments d'actif et non à des acquisitions de sociétés.

(3) Y compris les dépenses engagées à l'égard des installations.

Le tableau suivant présente la production quotidienne moyenne de APF Energy à partir de ses champs principaux pour l'exercice terminé le 31 décembre 2003.

	Pétrole brut léger et moyen	Pétrole lourd	Gaz	LGN	bep
	(b/j)	(b/j)	(kpi³/j)	(b/j)	(bep/j)
Total de l'Alberta	**1 143**	**28**	**31 954**	**357**	**6 851**
Countess/Leckie	5	–	10 336	2	1 730
Paddle River/Leaman	14	–	3 553	130	736
Pembina	424	–	661	54	588
Redwater	–	–	4 900	–	817
Sakwatamau	136	–	1 291	36	387
Autres	564	28	11 213	135	2 593
Total de la Saskatchewan	**4 245**	**1 045**	**1 590**	–	**5 555**
Epping/South Epping	–	621	74	–	633
Macoun	397	–	247	–	439
Queensdale	940	–	250	–	982
Tatagwa	854	–	–	–	854
Autres	2 054	424	1 019	–	2 648
Autres propriétés	**11**	**–**	**255**	**1**	**57**
Total	5 399	1 073	33 799	358	12 463

Note

(1) Les données sur la production tiennent compte de la production totale dont on a fait la moyenne pendant l'année. La moyenne des données relatives à la production totale a été calculée pour la période durant laquelle les propriétés appartenaient à APF Energy, qui, relativement à plusieurs propriétés clés, était inférieure à un an.

Production antérieure – Total de 2003

	Exercice terminé le 31 décembre		
	2003	2002	Variation (en pourcentage)
Pétrole brut (b)	2 362 089	1 937 007	22
Gaz naturel (kpi³)	12 336 650	6 748 075	83
LGN (b)	130 635	52 482	149
Total (bep)	4 548 832	3 114 168	46
Répartition de la production			
Pétrole et LGN	55 %	64 %	(14)
Gaz naturel	45 %	36 %	25

Note

(1) Les volumes de production de l'exercice 2003 ont été supérieurs de 46 % à ceux de 2002, principalement en raison de l'acquisitions de Hawk, de Nycan et de CanScot. Le déclin naturel de la production a été partiellement compensé au cours de l'exercice par la hausse de la production attribuable aux programmes de forage de développement qui ont été réalisés avec succès à Queensdale, à Macoun et à Tatagwa, dans le sud-est de la Saskatchewan, et à Countess, dans le sud-est de l'Alberta.

MODIFICATION DES FACILITÉS DE CRÉDIT

APF Energy a conclu une convention de crédit datée du 19 juillet 2001, modifiée en date du 31 juillet 2001, du 13 mars 2002, du 30 mai 2002, du 31 décembre 2002, du 5 février 2003 et du 26 septembre 2003, avec un consortium d'institutions financières résidentes du Canada. Le montant des avances pouvant être consenti aux termes de la facilité de crédit totalise 150 M$, composés d'une facilité de crédit renouvelable au gré des prêteurs consentie pour 364 jours, le capital non remboursé pouvant être converti en prêt à terme d'un an au choix de APF Energy. Au moment d'une telle conversion, la tranche inutilisée de la facilité, le cas échéant, sera annulée. Les prélèvements sur la facilité de crédit peuvent se faire comme suit : (i) prêts en dollars canadiens en

multiples de 250 000 $ portant intérêt au taux préférentiel de la banque, plus la marge applicable allant de 0,125 % à 1,625 %; (ii) acceptations bancaires d'un montant minimal global de 1 000 000 $ et de multiples de 100 000 $ par la suite, assorties de frais établis en fonction de la marge applicable allant de 1,125 % à 2,0 %; (iii) prêts en dollars américains d'un capital minimal de 500 000 $ US et de multiples de 100 000 $ US par la suite portant intérêt au taux de base américain, plus la marge applicable allant de 0,125 % à 1,625 %; (iv) prêts au TIOL d'un capital minimal de 500 000 $ US et de multiples de 100 000 $ US par la suite portant intérêt au TIOL, plus la marge applicable allant de 1,125 % à 2,0 %; (v) lettres de crédit et lettres de garantie d'une durée maximale de 12 mois d'un montant correspondant au moins à 500 000 $, assorties de frais allant de 1,125 % à 2,0 %. La « marge applicable » est fondée sur une échelle mobile liée au ratio entre la dette et les rentrées de fonds de APF Energy. Le montant qui peut être prélevé sur la facilité de crédit est limité à la base d'emprunt établie par les prêteurs. La facilité de crédit est garantie par une débenture remboursable sur demande d'un capital de 300 M$ assortie d'une charge fixe de premier rang grevant les propriétés pétrolifères et gazéifères de APF Energy, conformément aux exigences des prêteurs, et d'une charge flottante grevant tous les autres biens de APF Energy, ainsi que par une cession générale des créances de APF Energy inscrites dans toutes les provinces où celle-ci exerce des activités. La facilité de crédit est également garantie par une garantie illimitée de APF Partnership, du commandité de celle-ci, de la Fiducie et de APF Acquisition Trust, par une débenture remboursable sur demande d'un capital de 300 M$ assortie de charges fixes et flottantes, par une cession générale des créances de APF Partnership et du commandité de celle-ci et par le nantissement de toutes les parts de société en commandite de APF Partnership détenues par APF Acquisition Trust. En outre, toutes les sommes que APF Energy et APF Partnership doivent à la Fiducie et à APF Acquisition Trust (y compris la redevance) sont subordonnées aux sommes exigibles aux termes de la facilité de crédit.

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

La Fiducie n'a ni administrateur ni membre de la direction. Le tableau qui suit présente le nom, le lieu de résidence, le poste et l'occupation principale de chacun des administrateurs et des membres de la direction de APF Energy au 31 décembre 2003. Les administrateurs de APF Energy sont élus chaque année pour un mandat d'un an.

Nom et lieu de résidence	Poste occupé au sein de APF Energy	Occupation principale
Donald Engle, agent foncier professionnel[1][2] Calgary (Alberta)	Administrateur depuis le 1er décembre 2000 et président du conseil	Président de Sapphire Resources Ltd., société de consultation du secteur pétrolier et gazier, et administrateur et chef de l'exploitation de Welton Energy Corporation, petite société pétrolière et gazière
William Dickson[1] Calgary (Alberta)	Administrateur depuis le 3 juin 1997	Administrateur de Dickson Resources Inc., société pétrolière et gazière, et administrateur de IMS Petroleum Ltd.
Daniel Mercier[1][2] Okotoks (Alberta)	Administrateur depuis le 1er octobre 1996	Conseiller en matière d'exploitation de SOCO International plc, société d'exploration pétrolière et gazière internationale, et président de Asia Energy Ltd., société pétrolière et gazière fermée
Robert MacDonald[1] Calgary (Alberta)	Administrateur depuis le 11 juin 2003	Homme d'affaires indépendant
Martin Hislop, C.A. Calgary (Alberta)	Administrateur depuis le 8 décembre 1995 et chef de la direction	Chef de la direction de APF Energy
Steven Cloutier, B.A., LL.B.[2] Calgary (Alberta)	Administrateur depuis le 8 décembre 1995, président, chef de l'exploitation, secrétaire et trésorier	Président et chef de l'exploitation de APF Energy

Nom et lieu de résidence	Poste occupé au sein de APF Energy	Occupation principale
Bonnie Nicol, ing. Calgary (Alberta)	Vice-présidente, Exploitation	Vice-présidente, Exploitation de APF Energy
R. Kenneth Pretty, agent foncier professionnel Priddis (Alberta)	Vice-président, Expansion des affaires et terrains	Vice-président, Expansion des affaires et terrains de APF Energy
Alan MacDonald, C.A. Calgary (Alberta)	Vice-président, Finances	Vice-président, Finances de APF Energy
John Ewing, géol. Calgary (Alberta)	Vice-président, Sciences de la terre	Vice-président, Sciences de la terre de APF Energy
Daniel Allan, géol. Calgary (Alberta)	Vice-président, division du MGH	Vice-président, division du MGH de APF Energy

Notes

(1) Membre du comité de vérification et des réserves.
(2) Membre du comité de rémunération.

Chacun des administrateurs et des membres de la direction susmentionnés a exercé la même occupation principale au cours des cinq dernières années, sauf pour ce qui est indiqué ci-après.

M. Engle est agent foncier professionnel et il est président de Sapphire Ressources Ltd., société de consultation fermée du secteur pétrolier et gazier, depuis 1975. Il est également administrateur et chef de l'exploitation de Welton Energy Corporation, petite société pétrolière et gazière, depuis août 2003. De 1996 à mai 2000, M. Engle était également président de Grey Wolf Exploration Inc., société pétrolière et gazière inscrite à la Bourse de Toronto. Il a siégé au conseil de CanScot Resources Ltd. de 2001 à septembre 2003.

M. Dickson est consultant et donne des conseils en matière d'exploitation pétrolière à des sociétés de services pétroliers et gaziers depuis qu'il a pris sa retraite comme vice-président, Production de Ultramar Oil and Gas Canada Ltd. en 1989. Au cours de cette période, il a également siégé au conseil de Dickson Resources Inc., société de pétrole et de gaz naturel, et de Arlyn Enterprises Ltd., qui fournit des lubrifiants aux commerces et aux particuliers. De novembre 1995 à janvier 1997, il a été vice-président de 3-D Reclamation Inc., société qui s'occupe de l'abandon et de la remise en état de puits de pétrole et de gaz.

M. Mercier est conseiller en matière d'exploitation de SOCO International plc (« SOCO »). De septembre 1998 à février 2004, il a été vice-président, Exploitation de cette société. Auparavant, il était président du conseil, chef de la direction et administrateur de Territorial Ressources, Inc., société d'exploration pétrolière et gazière internationale du Colorado qui a fusionné avec SOCO le 8 septembre 1998. SOCO est une société inscrite en bourse du Royaume-Uni, qui se consacre à l'exploration et à la production de pétrole et de gaz naturel à l'échelle internationale.

M. Robert MacDonald est un homme d'affaires indépendant. D'octobre 1998 à mai 2003, il a été directeur, Services aux entreprises de Marchés mondiaux CIBC, filiale d'une banque à charte canadienne. De mars 1998 à octobre 1998, il a été directeur général de Koch Capital, division de courtage d'une société d'énergie fermée située aux États-Unis. De 1993 à mars 1998, M. MacDonald a été vice-président, Groupe pétrolier et gazier de la CIBC. Pendant les 17 années précédentes, il a occupé divers autres postes au sein du secteur des services financiers.

M. Martin Hislop exerce la même occupation principale auprès de APF Energy et de ses sociétés devancières depuis septembre 1994 et est devenu membre de la direction de APF Energy en décembre 1995. De 1986 à juillet 1994, M. Hislop a été président et chef de la direction de Lakewood Energy Inc. et de sa société devancière, Lakewood Capital Group Inc.

M. Steven Cloutier exerce la même occupation principale auprès de APF Energy et de ses sociétés devancières depuis septembre 1994 et est devenu membre de la direction de APF Energy en décembre 1995. De 1991 à octobre 1994, M. Cloutier exerçait le droit dans le secteur privé.

Mme Nicol s'est jointe à APF Energy en janvier 1998. De février 1997 à janvier 1998, elle a été directrice, Saskatchewan et division Provost au sein de Northstar Energy Corporation. D'août 1995 à janvier 1997, elle a été ingénieure principale chargée de

l'exploration au sein de Northstar. De 1993 à 1995, elle a été ingénieure pétrolière principale au sein de Northridge Exploration Inc. et, auparavant, ingénieure pétrolière auprès de Chevron Canada Resources Limited.

M. Pretty s'est joint à APF Energy en mars 2001. De juin 2000 à mars 2001, il a été vice-président, Terrains et expansion des affaires de Hunt Oil Company of Canada et, de mars 1998 à juin 2000, il a été vice-président, Terrains de Newport Petroleum Corporation jusqu'à l'acquisition de cette dernière par Hunt Oil Company of Canada. D'avril 1996 à mars 1998, il a été agent foncier chez Petro-Canada et, auparavant, agent foncier principal au sein de Amerada Hess Canada et de Norcen Energy Resources Ltd.

M. Alan MacDonald s'est joint à APF Energy en août 2001. D'avril 1999 à juin 2001, il a été vice-président, Finances de Due West Resources Inc. et, de 1987 à 1999, vice-président, Finances de Starvest Capital Inc.

M. John Ewing s'est joint à APF Energy en janvier 2003. Depuis le début de 2000 jusqu'à décembre 2002, il a été président d'un cabinet privé de ressources et de consultation et, de 1996 à 2000, il a été vice-président de Tethys Energy Inc.

M. Daniel Allan s'est joint à APF Energy le 1er octobre 2003. En 1997, il a fondé CanScot, dont il a été président et chef de la direction jusqu'à l'acquisition de celle-ci par APF Energy.

Au 1er avril 2004, les administrateurs et les hauts dirigeants de APF Energy étaient collectivement propriétaires véritables, directement ou indirectement, de 677 478 (soit environ 1,71 %) des parts de fiducie en circulation (environ 3,87 % après la levée des options et l'exercice des droits dans le cadre des régimes incitatifs de droits d'achat de parts de fiducie de la Fiducie) ou exerçaient collectivement une emprise sur un tel pourcentage de ces parts. Les renseignements concernant la propriété véritable des parts de fiducie et l'emprise exercée sur celles-ci, dont la Fiducie ne disposait pas, ont été fournis par chacun des administrateurs et des membres de la direction.

Conflits d'intérêts

Dans certaines situations, les intérêts des administrateurs et des membres de la direction de APF Energy pourraient être en conflit avec ceux des porteurs de parts. Les administrateurs et les membres de la direction de APF Energy sont propriétaires de propriétés pétrolifères et gazéifères qui ne font pas partie des propriétés dans lesquelles la Fiducie a un intérêt. Les administrateurs et les membres de la direction de APF Energy peuvent également faire l'acquisition de participations dans des entreprises exerçant des activités dans le secteur de l'énergie pour leur propre compte et pour le compte de personnes autres que la Fiducie. Ils peuvent gérer et administrer ces autres propriétés et exercer d'autres types d'activités de gestion et de consultation dans le secteur de l'énergie. Par conséquent, les administrateurs et les membres de la direction de APF Energy se consacreront à temps plein à la Fiducie et, lorsqu'ils représentent d'autres personnes, il pourrait arriver qu'ils agissent en contradiction ou en concurrence avec les intérêts des porteurs de parts.

Les décisions nécessaires sont prises pour régler de tels conflits en tenant compte des objectifs et des ressources financières de chaque groupe de parties intéressées ainsi que des restrictions temporelles relatives au placement de ces ressources financières, conformément aux obligations de bonne foi et d'équité envers chacun de ces groupes. La convention de services administratifs exige que APF Energy fasse preuve d'honnêteté et de bonne foi dans l'exercice des fonctions qui lui incombent conformément à la convention.

Tous les conflits qui surviennent entre les membres de la direction et les administrateurs de APF Energy sont résolus conformément aux dispositions des lois applicables.

Aucune propriété ne sera acquise de membres de la direction ou d'administrateurs de APF Energy ou d'autres gestionnaires, ou encore de personnes avec lesquelles ceux-ci ont un lien de dépendance, à un prix supérieur à sa juste valeur marchande et aucune propriété ne sera vendue à ces personnes à un prix inférieur à sa juste valeur marchande, établie dans chacun des cas par l'avis d'un conseiller financier indépendant ou d'une société d'ingénierie indépendante et approuvée par les membres indépendants du conseil d'administration de APF Energy.

Dans certaines circonstances, les membres du conseil d'administration de APF Energy pourraient être administrateurs ou membres de la direction de sociétés qui sont en concurrence avec APF Energy et la Fiducie. Il n'est pas certain que les possibilités décelées par de tels membres du conseil seront communiquées à APF Energy et à la Fiducie.

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES

Certaines données financières cumulées de APF Energy et de la Fiducie sont présentées ci-après pour les périodes indiquées.

	Exercices terminés les 31 décembre (en milliers de dollars, sauf les montants par part de fiducie)		
	2003	2002	2001
Produits (déduction faite des redevances)	132 984	75 314	56 561
Charges	104 269	70 679	43 241
Impôts sur les bénéfices futurs	(14 333)	(7 133)	(5 174)
Part des actionnaires sans contrôle	-	403	349
Bénéfice net (perte) après éléments extraordinaires	43 048	11 768	18 144
par part de fiducie	1,32	0,55	1,44
par part de fiducie, montant dilué	1,21	0,55	1,44
Distributions en espèces	68 713	37 766	37 311
Total de l'actif	484 287	297 627	198 176
Dette à long terme	98 000	88 000	59 250

Les facteurs suivants ont eu une incidence sur la comparabilité des données susmentionnées.

Principales acquisitions

- En avril 2001, APF Energy a acquis Alliance Energy Inc. pour 59,5 M$.
- En mai 2002, APF Energy a acquis Kinwest Resources Inc. et 987687 Alberta Ltd. pour 58,8 M$.
- En février 2003, AFP Energy a acquis Hawk pour 49,1 M$.
- En avril 2003, APF Energy a acquis Nycan pour 42,4 M$.
- En septembre 2003, APF Energy a acquis CanScot pour 42,1 M$.

Modification de convention comptable

- Le 1er janvier 2004, la Fiducie a adopté le chapitre 3870 du *Manuel de l'ICCA* intitulé « Rémunérations et autres paiements à base d'actions ». L'adoption prospective de la norme a entraîné une charge de 1,2 M$ qui a été imputée aux résultats en 2003, sans retraitement des montants des exercices précédents.

	Trimestres terminés les (non vérifiés)							
	2003 (en milliers de dollars, sauf les montants par part de fiducie)				2002 (en milliers de dollars, sauf les montants par part de fiducie)			
	31 déc.	30 sept.	30 juin	31 mars	31 déc.	30 sept.	30 juin	31 mars
Produits (déduction faite des redevances)	31 543	32 737	33 294	35 410	23 943	20 977	17 000	13 393
Charges	34 171	25 205	24 138	20 756	24 559	18 816	14 647	12 656
Impôts sur les bénéfices futurs	482	(3 873)	(11 980)	1 038	198	(3 410)	(2 169)	(1 752)
Part des actionnaires sans contrôle	-	-	-	-	128	108	93	75
Bénéfice net (perte) après éléments extraordinaires	(3 110)	11 405	21 137	13 616	(942)	5 463	4 429	2 414
par part de fiducie	(0,09)	0,32	0,66	0,54	(0,04)	0,25	0,22	0,14
par part de fiducie, montant dilué	(0,09)	0,31	0,65	0,54	(0,04)	0,25	0,22	0,14
Distributions en espèces	17 821	18 910	18 916	13 066	10 246	10 021	9 510	7 990
Total de l'actif	484 287	486 729	433 853	376 917	297 627	274 961	282 994	198 585
Dette	98 000	90 000	102 000	97 000	88 000	61 000	63 000	38 000

RAPPORT DE GESTION

Se reporter à la rubrique intitulée « Rapport de gestion » du rapport annuel, qui est intégrée par renvoi dans la présente notice annuelle.

QUESTIONS RELATIVES À LA CONCURRENCE

Les distributions en espèces de la Fiducie dépendent de plusieurs facteurs, dont le prix des marchandises sous-jacentes et la production tirée des éléments d'actif pétroliers et gaziers de APF Energy et de APF Partnership. Dans une large mesure, le prix des parts de fiducie suit à son tour le montant des distributions en espèces de la Fiducie.

Afin de remplacer la production ou de l'augmenter, APF Energy doit être en mesure de faire l'acquisition d'éléments d'actif pétroliers et gaziers selon des modalités favorables. De plus, la Fiducie doit pouvoir à l'occasion accéder aux marchés des actions afin de fournir à APF Energy les capitaux dont elle a besoin pour effectuer des acquisitions.

Le marché des acquisitions est extrêmement concurrentiel, tant en ce qui concerne les entreprises que les éléments d'actif. En plus de la concurrence qui provient d'autres fiducies à revenu, la Fiducie et APF Energy doivent rivaliser avec des sociétés pétrolières et gazières. Les ressources financières de ces concurrents pourraient différer de celles de la Fiducie ou de APF Energy, ce qui pourrait avantager ces concurrents.

QUESTIONS D'ORDRE ENVIRONNEMENTAL

APF Energy exerce ses activités conformément à la réglementation provinciale et fédérale.

APF Energy compte un comité chargé des questions d'environnement et de sécurité, qui est composé du chef de l'exploitation, du vice-président, Exploitation et du coordonnateur en matière d'environnement, de santé et de sécurité. Ce comité relève directement du conseil d'administration de APF Energy, qui examine les questions d'ordre environnemental inhérentes aux activités de APF Energy. Cette dernière est membre de l'Association canadienne des producteurs pétroliers (« ACPP ») et, à ce titre, participe aux programmes de gérance environnementale de l'ACPP.

À l'heure actuelle, APF Energy se conforme à toutes les normes et à tous les règlements environnementaux existants ou excède ceux-ci et elle a prévu à son budget de dépenses en immobilisations des sommes suffisantes pour continuer de le faire. Comme ces exigences s'appliquent à tous les exploitants du secteur pétrolier et gazier, elles ne devraient pas avoir d'incidence sur la situation concurrentielle de APF Energy au sein du secteur. Les installations de production principales de APF Energy sont relativement neuves et on ne s'attend pas à ce que des dépenses en immobilisations majeures soient nécessaires pour respecter les changements éventuels. Grâce à ses normes et méthodes internes, APF Energy peut s'assurer qu'on a pris en considération les aspects environnementaux des nouveaux projets de mise en valeur avant d'y donner suite.

SITUATION DANS LE SECTEUR

Le secteur des ressources naturelles est assujetti à des nombreux contrôles et règlements imposés par divers paliers de gouvernement. Le texte qui suit présente certains des aspects principaux des lois, des règlements et des conventions qui régissent ce secteur.

Établissement des prix et commercialisation du pétrole et du gaz naturel

Les producteurs de pétrole ont le droit de négocier les contrats de vente directement avec les acheteurs, de sorte que le prix du pétrole est déterminé par le marché. Ce prix est en partie tributaire de la qualité du pétrole, du prix du pétrole des concurrents, de la distance par rapport au marché et de la valeur des produits raffinés. Les exportateurs de pétrole ont le droit d'exporter du pétrole aux termes d'ordonnances d'exportation à court terme émises par l'Office national de l'énergie (« ONE »), sans qu'une audience publique soit nécessaire à cet effet, à la condition que la durée des contrats d'exportation ne dépasse pas deux ans dans le cas du pétrole brut lourd et un an dans le cas des autres types de pétrole.

Le prix du gaz naturel est fixé par voie de négociation entre les acheteurs et les vendeurs. Le gaz naturel exporté du Canada est assujetti à la réglementation de l'ONE et du gouvernement du Canada. Les exportateurs sont libres de négocier le prix avec les acheteurs, à la condition que les contrats d'exportation continuent de respecter certains critères prescrits par l'ONE et le gouvernement du Canada.

Les gouvernements de l'Alberta et de la Saskatchewan réglementent également le volume de gaz naturel qui peut être extrait de leurs territoires à des fins d'utilisation à l'extérieur de ceux-ci.

Accord de libre-échange nord américain (« ALENA »)

L'ALENA, conclu entre le gouvernement du Canada, des États-Unis et du Mexique, est entré en vigueur le 1er janvier 1994. Il intègre la plupart des modalités importantes en matière d'énergie prévues dans l'Accord de libre-échange entre le Canada et les États-Unis. Dans le contexte des ressources énergétiques, le Canada demeure libre de décider si les exportations aux États-Unis et au Mexique seront permises, à la condition que les restrictions en matière d'exportation n'aient pas l'un ou l'autre des effets suivants : (i) diminuer la proportion des ressources énergétiques exportées par rapport aux ressources utilisées à l'intérieur du pays (selon la proportion prévalant au cours de la période de 36 mois la plus récente), (ii) imposer un prix à l'exportation plus élevé que le prix intérieur et (iii) perturber les réseaux d'approvisionnement habituels. Il est interdit aux trois pays d'imposer des prix à l'exportation ou à l'importation minimaux.

L'ALENA prévoit la réduction des pratiques commerciales restrictives du Mexique dans le secteur de l'énergie et interdit l'imposition de restrictions frontalières et de taxes à l'exportation discriminatoires. Il prévoit également que les organismes de réglementation devront recevoir des directives plus claires qui garantiront la mise en œuvre équitable des modifications de la réglementation et réduiront au minimum toute perturbation des ententes contractuelles, ce qui est important pour les exportations de gaz naturel canadien.

Redevances et mesures incitatives provinciales

Outre les règlements fédéraux, chaque province a des lois et des règlements qui régissent le régime foncier, les redevances, les taux de production, la protection de l'environnement et d'autres questions. Le régime de redevances est un facteur important de la rentabilité de la production de pétrole et de gaz naturel. Les redevances payables sur la production provenant de terrains autres que les terres de la Couronne sont fixées par voie de négociation entre le propriétaire minier et le locataire. Les redevances payables sur la production provenant de terres de la Couronne sont fixées par règlement gouvernemental et correspondent habituellement à un pourcentage variable de la valeur de la production brute de pétrole ou de gaz naturel, sous réserve de certaines restrictions, et peuvent dépendre en partie du prix moyen de la quantité totale de pétrole et de gaz naturel vendue au cours d'un mois, ainsi que de la productivité des puits, de l'emplacement géographique et de la date à laquelle le gisement a été découvert.

Les gouvernement du Canada, de l'Alberta et de la Saskatchewan ont créé, à l'occasion, des programmes incitatifs qui comprenaient des réductions du taux des redevances, des exonérations temporaires du versement de redevances et des crédits d'impôt afin de stimuler l'exploration pétrolière et gazière ou les projets de planification assistés. Ces programmes réduisent le montant des redevances à la Couronne payables par ailleurs.

Régime foncier

Le pétrole brut et le gaz naturel se trouvant dans les provinces de l'Ouest appartiennent principalement aux gouvernements provinciaux respectifs. Les gouvernements provinciaux octroient des droits d'exploration et de production de pétrole et de gaz naturel aux termes de baux, de licences et de permis accordés pour des durées variables d'au moins deux ans et selon les conditions énoncées dans la législation provinciale, y compris des exigences visant l'exécution de certains travaux ou le versement de certaines sommes. Le pétrole et le gaz naturel se trouvant dans ces provinces peuvent également être détenus par des intérêts privés et les droits d'exploration et de production s'y rapportant sont octroyés au moyen de baux selon des modalités négociables.

Réglementation environnementale

Le secteur pétrolier et gazier est actuellement assujetti à une réglementation environnementale en vertu de lois et de règlements provinciaux et fédéraux. Ces lois et règlements limitent ou interdisent le rejet ou l'émission de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier. En outre, ces lois et règlements exigent que les emplacements où se trouvent les puits et les installations soient abandonnés et remis en état à la satisfaction des autorités provinciales. La conformité à ces lois et règlements peut nécessiter des dépenses appréciables et la violation de ceux-ci peut entraîner l'imposition d'amendes ou de sanctions sévères.

Les lois environnementales de l'Alberta ont été refondues dans la *Environmental Protection and Enhancement Act*. En vertu de cette loi, un éventail plus large d'activités relève désormais de la réglementation environnementale. Les normes et les sanctions en matière d'environnement qui y sont prévues sont en général plus strictes qu'en vertu des lois précédentes. D'autres provinces ont ou prévoient adopter une réglementation similaire.

FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs de risque inhérents à l'entreprise de la Fiducie.

Activités de APF Energy, de APF Partnership et de Tika

Risques inhérents à l'acquisition

APF Energy a récemment réalisé l'acquisition de Hawk, de Nycan et de CanScot afin de renforcer sa situation dans le secteur du pétrole et du gaz naturel et d'être en mesure de réaliser certains avantages. Le pouvoir de APF Energy de réaliser les avantages découlant de ces acquisitions sera en partie tributaire de l'efficacité du processus de regroupement des fonctions et d'intégration des activités et des procédés dans des délais raisonnables, ainsi que de la mesure dans laquelle celle-ci saura réaliser les possibilités de croissance et les synergies attendues du regroupement des entreprises de Nycan, de Hawk, de CanScot et de APF Energy. L'intégration de Nycan, de Hawk, de CanScot et de Tika obligera les membres de la direction à y consacrer énormément d'efforts, de temps et de ressources, ce qui pourrait se faire au détriment d'autres occasions intéressantes sur le plan stratégique et d'autres questions d'exploitation. Le processus d'intégration pourrait provoquer la rupture des liens d'affaires et des liens établis avec la clientèle et les employés, ce qui pourrait empêcher APF Energy de réaliser les avantages prévus des acquisitions.

Achat de la redevance

Le prix versé au moment de l'achat de la redevance relative aux propriétés de APF Energy, de APF Partnership et de Tika (qui sont collectivement appelées « APF Energy » dans la présente rubrique) est fondé sur des évaluations techniques et économiques effectuées par des ingénieurs en pétrole indépendants. Ces évaluations reposent sur un certain nombre d'hypothèses importantes relatives à des facteurs tels que les possibilités de récupération et la qualité marchande du pétrole, du gaz naturel, des LGN et du soufre, ainsi que les frais d'exploitation, les dépenses en immobilisations futures et les redevances et autres charges gouvernementales qui seront imposées au cours de la durée de productivité des réserves. Bon nombre de ces facteurs sont susceptibles d'évoluer et sont indépendants de la volonté des exploitants des propriétés, de APF Energy et de la Fiducie. Plus particulièrement, les changements qui pourraient survenir dans le prix et les marchés du pétrole, du gaz naturel, des LGN et du soufre par rapport à ce qui était prévu au moment des évaluations en question se répercuteront sur le rendement des parts de fiducie. En outre, toutes les évaluations comportent une part d'incertitude quant aux aspects géologique et technique, de sorte que la production et les réserves pourraient se révéler inférieures à celles qui sont attribuées aux propriétés de APF Energy.

Dépendance à l'endroit des exploitants des propriétés et de la direction

Le revenu distribuable, dans la mesure où il se rapporte à la redevance, est directement tributaire de la production continue de substances pétrolières provenant des propriétés de APF Energy, qui dépend quant à elle en partie de la compétence en gestion des exploitants des propriétés et des autres propriétaires d'intérêts économiques directs. Certaines propriétés peuvent être exploitées par des parties autres que APF Energy et, le cas échéant, celle-ci n'a qu'un droit de vote à l'égard de la gestion des propriétés dans la mesure de son intérêt économique direct dans celles-ci. Dans la mesure où un exploitant ne s'acquitte pas correctement de ses obligations, ou si les intérêts de la majorité des propriétaires d'intérêts économiques directs diffèrent de ceux de APF Energy, le revenu provenant des propriétés et, par conséquent, la redevance, pourraient être réduits.

Ayant été convertie en fiducie à capital variable, la Fiducie peut effectuer des acquisitions qui constituent de nouvelles activités importantes pour elle, sans lien avec la redevance. Les porteurs de parts sont entièrement tributaires de la gestion de APF Energy et de la Fiducie relativement à toutes les questions se rapportant aux propriétés de APF Energy, à l'administration de la redevance et aux autres placements de la Fiducie.

Questions d'ordre environnemental

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels susceptibles de se traduire par des dommages causés à l'environnement, des éruptions et d'autres conditions imprévues ou dangereuses qui endommageront les propriétés de APF Energy ou d'autres propriétés qui pourraient être acquises et entraîneront peut-être la responsabilité de cette dernière envers des tiers. Le secteur pétrolier et gazier est assujetti à une vaste réglementation environnementale qui limite ou interdit le rejet ou l'émission de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier. En outre, cette réglementation exige que les emplacements des puits et des installations soient abandonnés et remis en état à la satisfaction des autorités provinciales. La violation de cette réglementation pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état. Bien que APF Energy ait établi un fonds de remise en état dans le but de financer ses obligations de remise en état et autres obligations environnementales futures, il n'est pas certain que le fonds sera suffisant.

APF Energy souscrit une assurance responsabilité, lorsque cela est possible, couvrant des risques et d'un montant conformes aux normes du secteur. Une assurance contre les pertes d'exploitation peut également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. Aux termes de conventions conclues avec des tiers exploitants, il incombe à ces derniers de maintenir en vigueur des polices d'assurance conformes aux normes du secteur. APF Energy ou d'autres entreprises

dans lesquelles la Fiducie investit pourraient être tenues responsables de dommages résultant d'événements contre lesquels elles ne peuvent s'assurer ou contre lesquels elles pourraient décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. En outre, cette responsabilité pourrait dépasser le montant de l'assurance souscrite. Les sommes engagées pour remédier à de tels dommages ou se libérer d'une telle responsabilité réduiront le revenu distribuable de la Fiducie et pourraient rendre non rentable ou impossible la poursuite de l'exploitation de APF Energy et de ces autres entreprises.

Exploitation du méthane de gisements houillers

APF Energy s'est lancée dans la mise en valeur de réserves de méthane de gisements houillers (« MGH ») au Canada et aux États-Unis. Ce type d'activité en est encore au stade expérimental au Canada et exige des dépenses en immobilisations considérables à long terme. Ces travaux de mise en valeur comportent un certain nombre de risques, y compris l'incertitude inhérente au titre de propriété du gaz de gisements houillers, les mouvements écologiques qui s'opposent à la mise en valeur du MGH vu le nombre élevé de puits nécessaires et les questions relatives à l'évacuation des eaux, et le risque d'une diminution future du prix du gaz qui pourrait ralentir ou retarder ces travaux. En outre, dans la mesure où le cadre réglementaire actuel a été conçu en vue de s'appliquer au gaz conventionnel, son mode d'application à la mise en valeur du MGH est incertain.

Étant donné que le MGH est de plus en plus recherché, il n'est aucunement assuré que APF Energy pourra continuer d'acquérir des éléments d'actif et des terrains susceptibles de se prêter à une telle exploitation, que ce soit en Alberta ou au Wyoming.

Protocole de Kyoto

Le Canada est l'un des pays signataires de la Convention-cadre des Nations Unies sur les changements climatiques et a ratifié le protocole de Kyoto qui a été établi aux termes de celle-ci en vue d'imposer des cibles obligatoires destinées à réduire les émissions de dioxyde de carbone, de méthane, d'oxyde nitreux et d'autres émissions de ce qu'on appelle les « gaz à effet de serre », à l'échelle nationale. Les installations d'exploration et de production de APF Energy émettent une petite quantité de gaz à effet de serre, qui se dégagent aussi d'autres activités de celle-ci, ce qui pourrait faire en sorte que APF Energy soit assujettie à la législation réglementant les émissions de gaz à effet de serre. Le gouvernement fédéral a lancé le Plan du Canada sur les changements climatiques qui propose d'autres mesures législatives qui établiront des exigences relatives à la réduction des émissions de gaz à effet de serre dans le cadre de diverses activités industrielles, y compris l'exploration et la production pétrolières et gazières. Ces mesures législatives fédérales futures, ainsi que les exigences provinciales relatives à la réduction des émissions, telles que les exigences proposées dans le projet de loi 37 de l'Alberta, intitulé *Climate Change and Emissions Management Act*, pourraient exiger la réduction des émissions provenant des installations et des activités de APF Energy, ou de l'intensité de ces émissions. Les coûts directs et indirects qui devront être engagés pour se conformer à ces règlements pourraient avoir une incidence défavorable sur l'entreprise de APF Energy.

Prix des substances pétrolières

Les résultats d'exploitation et la situation financière de APF Energy et, par conséquent, les sommes versées à la Fiducie aux termes de la redevance, sont tributaires des prix que APF Energy tire de sa production de pétrole et de gaz naturel. Les prix du pétrole et du gaz naturel ont fluctué considérablement au cours des dernières années et sont déterminés par des facteurs liés à l'offre et à la demande, y compris les conditions climatiques et la conjoncture économique ainsi que les conditions qui prévalent dans d'autres régions productrices de pétrole, qui sont tous indépendants de la volonté de la Fiducie ou de sa direction. La baisse éventuelle des prix du pétrole et du gaz naturel pourrait avoir un effet défavorable important sur l'exploitation, la situation financière, les réserves pouvant être mises en production de façon rentable et le potentiel de mise en valeur des réserves de pétrole et de gaz naturel de APF Energy. La direction de APF Energy compte conclure des opérations de couverture aux moments appropriés afin de gérer le risque lié à la fluctuation des prix du pétrole et du gaz naturel. APF Energy pourrait également gérer le risque lié à la fluctuation du cours du change en concluant des contrats de change à terme. Dans la mesure où APF Energy conclut des opérations de gestion du risque lié au prix des marchandises et au cours du change, elle sera exposée aux risques relatifs à la solvabilité de ses contreparties. Le revenu distribuable de la Fiducie sera par conséquent tributaire des prix courants du pétrole et du gaz naturel.

Emprunts de APF Energy

APF Energy a actuellement le droit, sous réserve de certaines lignes directrices, d'emprunter des fonds aux fins générales de son entreprise, y compris les dépenses en immobilisations, et afin d'acquérir des propriétés pétrolifères et gazéifères, de régler les coûts en capital des propriétés et de garantir ces prêts en priorité par rapport à la redevance. Il est prévu que des facilités de crédit additionnelles seront obtenues à l'occasion à l'intention de nouveaux membres du groupe ou filiales de la Fiducie. Les sommes versées relativement au capital de la dette contractée à l'égard des propriétés pétrolifères et gazéifères de APF Energy et d'autres éléments d'actif ou entreprises lui appartenant et à l'intérêt sur cette dette réduisent le revenu distribuable de la Fiducie. APF Energy dispose actuellement d'une facilité de crédit consortiale d'un montant de 150 M$, dont 98 M$ avaient été prélevés en

date du 31 décembre 2003. Voir « Modification des facilités de crédit ». Les emprunts, s'il y a lieu, la fluctuation des taux d'intérêt et les remboursements de capital prévus pourraient avoir une incidence sur le rendement du placement des porteurs de parts. Les propriétés et d'autres éléments d'actif pourraient être vendus ou réalisés par les banques de APF Energy ou aliénés d'une autre manière si les revenus étaient insuffisants pour remplir ces obligations. En outre, APF Energy ne pourra emprunter pour effectuer des achats ou pour financer des coûts en capital que si elle peut le faire selon des modalités qu'elle juge acceptables. Dans la mesure où la Fiducie ou APF Energy sont tenues de financer les dépenses en immobilisations ou les acquisitions de propriétés au moyen de rentrées de fonds, le revenu distribuable diminuera.

Conflits d'intérêts possibles

Il peut arriver que les membres du conseil d'administration de APF Energy soient administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec APF Energy ou la Fiducie. Il n'est pas certain que ces personnes communiqueront à APF Energy ou à la Fiducie les occasions qui leur seront signalées.

La *Business Corporations Act* (Alberta) prévoit que, si un administrateur a un intérêt dans un contrat ou dans un contrat ou une convention projeté, il devra divulguer un tel intérêt et ne pourra voter à l'égard de toute question ayant trait à un tel contrat ou à une telle convention, sauf si cette loi le lui permet. Si des conflits d'intérêts surviennent, ils seront résolus conformément aux dispositions de cette loi.

Épuisement des réserves des propriétés

La Fiducie présente certaines caractéristiques uniques qui la distinguent des sociétés pétrolières et gazières traditionnelles. Le revenu distribuable, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, ira en diminuant au fil du temps parallèlement au déclin de la production habituellement tirée des réserves de pétrole, de gaz naturel et de LGN. APF Energy ne réinvestit pas les rentrées de fonds de la même façon que les sociétés pétrolières et gazières traditionnelles. Par conséquent, sans injection de capital, les taux de production et les réserves initiaux de APF Energy diminueront.

Les réserves et la production de pétrole et de gaz naturel futures de APF Energy, et par conséquent ses rentrées de fonds, seront largement tributaires du fait que APF Energy réussisse à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou de travaux de mise en valeur, les réserves et la production de APF Energy diminueront graduellement au fil de l'exploitation des réserves.

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. APF Energy livre énergiquement concurrence, pour faire l'acquisition de réserves et recruter du personnel technique compétent, à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux siennes.

Il n'est pas certain que APF Energy réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui correspondent aux objectifs de placement de la Fiducie. La redevance appartenant à la Fiducie n'aura aucune valeur lorsque les réserves des propriétés de APF Energy ne pourront plus être produites de façon rentable. Par conséquent, en l'absence de rentrées de fonds provenant d'autres éléments d'actif ou entreprises appartenant à la Fiducie, les porteurs de parts devront s'en remettre aux rentrées de fonds provenant de leur placement dans les parts de fiducie pour réaliser un revenu et obtenir le rendement du capital investi pendant la période au cours de laquelle les réserves peuvent être récupérées de façon rentable.

Dans la mesure où les sources de capital externes, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou inaccessibles, la capacité de APF Energy d'investir les capitaux nécessaires pour maintenir ou augmenter ses réserves de pétrole et de gaz naturel diminuera. Dans la mesure où APF Energy est obligée d'utiliser les rentrées de fonds pour financer les dépenses en immobilisations ou faire l'acquisition de propriétés, le montant du revenu distribuable de la Fiducie sera réduit.

Nature des parts de fiducie

Les titres comme les parts de fiducie possèdent certaines caractéristiques qui sont communes aux titres de participation et aux titres d'emprunt. Les parts de fiducie ne constituent pas un mode de placement traditionnel dans le secteur pétrolier et gazier et les épargnants ne devraient pas les considérer comme des actions de APF Energy ou d'autres entreprises dans lesquelles la Fiducie investit. Les parts de fiducie ont été créées aux termes de l'acte de fiducie et représentent une participation fractionnaire dans la Fiducie. Les porteurs de parts ne bénéficient pas des droits et de la protection que les lois sur les sociétés par actions confèrent habituellement aux actionnaires d'une société par actions, par exemple, le droit à la dissidence et la possibilité d'intenter un recours auprès d'un tribunal en cas d'abus ou d'injustice.

Le cours des parts de fiducie fluctue en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment le prix des marchandises, les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés pétrolifères et gazéifères adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, APF Energy n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

Considérations fiscales et réglementation gouvernementale

Il n'est aucunement certain que les lois en matière d'impôt sur le revenu et les programmes incitatifs gouvernementaux relatifs aux fiducies de fonds communs de placement et au secteur pétrolier et gazier, dans la mesure où ils ont une incidence sur le régime fiscal de la Fiducie ou sur la déduction relative aux ressources, ne seront pas modifiés d'une façon qui pourrait entraîner des conséquences défavorables pour les porteurs de parts.

Fluctuation des taux de change

Le dollar canadien a pris considérablement de valeur par rapport au dollar américain depuis 12 mois, réduisant ainsi la somme en dollars canadiens que touche la Fiducie à l'égard de sa production, ce qui pourrait avoir une incidence sur les distributions futures. La hausse du dollar canadien et des cours du change futurs entre le dollar canadien et le dollar américain influera sur les distributions futures et la valeur future des réserves de la Fiducie, telles qu'elles sont établies par les évaluateurs indépendants.

Admissibilité à des fins de placement

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie ne constitueront plus des placements admissibles pour les régimes enregistrés d'épargne-retraite, les fonds enregistrés de revenu de retraite, les régimes enregistrés d'épargne-études et les régimes de participation différée aux bénéfices (les « régimes à imposition différée »). Si, à la fin d'un mois donné, un régime à imposition différée détient des parts de fiducie qui ne constituent pas des placements admissibles, il devra payer de l'impôt en vertu de la partie XI.1 de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi de l'impôt »), à l'égard de ce mois, d'un montant correspondant à 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. En outre, si une fiducie régie par un régime enregistré d'épargne-retraite détient des parts de fiducie qui ne constituent pas des placements admissibles, elle deviendra imposable à l'égard de son revenu attribuable aux parts de fiducie pendant que ces dernières ne constituent pas des placements admissibles. Si une fiducie régie par un régime enregistré d'épagne-études détient des parts de fiducie qui ne constituent pas des placements admissibles, l'enregistrement du régime pourra être révoquée. La perte de l'admissibilité à titre de fiducie de fonds commun de placement pourrait aussi entraîner des conséquences fiscales importantes.

L'acte de fiducie restreint la proportion de parts de fiducie qui peuvent appartenir à des non-résidents canadiens au sens de la Loi de l'impôt. Ces restrictions, qui sont décrites à la rubrique intitulée « Titres de la Fiducie – Distributions – Restrictions sur le droit de propriété des non-résidents », constituent l'un des moyens de s'assurer que la Fiducie demeure admissible à titre de fiducie de fonds commun de placement en vertu de la Loi de l'impôt. APF vérifie régulièrement les adresses des porteurs de parts qu'elle obtient de son agent des transferts afin d'établir la proportion de parts de fiducie qui appartiennent à des non-résidents.

Remboursement de capital

Les parts de fiducie n'auront aucune valeur lorsque les réserves provenant des propriétés de APF Energy ne pourront plus être exploitées de façon rentable et, par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens traditionnel du terme, puisqu'elles représentent à la fois un remboursement de capital et un rendement du capital investi.

Retard dans les distributions en espèces

Bien que le revenu distribuable de la Fiducie soit versé mensuellement, celui-ci ne correspondra pas nécessairement au revenu distribuable cumulé au cours de ce mois, mais constituera plutôt une estimation des sommes réelles reçues ou pouvant l'être au cours de la période et du montant de la « réserve de la Fiducie », soit la réserve maintenue au moyen du revenu distribuable afin de financer l'obligation différée de versement du prix d'achat ou à d'autres fins de placement. En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel à l'exploitant des propriétés de APF Energy, et par cet exploitant à APF Energy, les paiements entre ces parties peuvent également être retardés en raison de restrictions imposées par les prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés aux fins de l'exploitation

des propriétés ou de la constitution de provisions à l'égard de tels frais. Le moment et le montant des dépenses en immobilisations requises auront une incidence directe sur les distributions en espèces aux porteurs de parts.

Responsabilité limitée des porteurs de parts

Les porteurs de parts pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure qu'un actionnaire est protégé des responsabilités d'une société par actions. L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité relativement à la Fiducie ou à ses obligations et affaires et, dans l'éventualité où un tribunal tiendrait les porteurs de parts responsables à l'un ou l'autre de ces égards, cette responsabilité se limitera à l'actif de la Fiducie et ne pourra être satisfaite qu'au moyen de celui-ci. Aux termes de l'acte de fiducie, la Fiducie indemnise et tient quitte chaque porteur de parts des frais, dommages, responsabilités, dépenses, charges et pertes que celui-ci pourrait engager ou subir en raison du fait que sa responsabilité n'est pas ainsi limitée.

L'acte de fiducie prévoit que tous les documents écrits qui sont signés par la Fiducie ou pour son compte doivent renfermer une disposition selon laquelle l'obligation en question ne liera pas les porteurs de parts personnellement. La responsabilité personnelle peut également découler de réclamations présentées contre la Fiducie, autres que contractuelles, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi, s'il y a lieu. On considère qu'il est peu probable qu'une telle responsabilité personnelle soit engagée.

La Fiducie exerce ses activités, d'après l'avis de ses conseillers juridiques, d'une manière et dans des territoires qui permettront aux porteurs de parts d'éviter, dans la mesure du possible, tout risque important d'engager leur responsabilité à l'égard de réclamations présentées contre la Fiducie.

ANNEXE A
RAPPORT SUR LES DONNÉES RELATIVES AUX RÉSERVES DE L'ÉVALUATEUR OU DU VÉRIFICATEUR DE RÉSERVES QUALIFIÉ INDÉPENDANT

La présente annexe est l'annexe visée au point 2 de l'article 2.1 du *Règlement 51-101 sur l'information concernant les activités pétrolières et gazières* (le « règlement 51-101 »). Les termes définis dans le règlement 51-101 ont le même sens dans la présente annexe.

Au conseil d'administration de APF Energy Inc. (la « Société »)

1. Nous avons évalué les données relatives aux réserves de la Société au 31 décembre 2003. Les données relatives aux réserves comprennent ce qui suit :

   a) (i) les réserves prouvées et la somme des réserves prouvées et des réserves probables de pétrole et de gaz estimées en date du 31 décembre 2003 au moyen de prix et coûts prévisionnels;

   (ii) les produits d'exploitation nets futurs estimatifs correspondants;

   b) (i) les réserves prouvées de pétrole et de gaz estimées au 31 décembre 2003 au moyen de prix et coûts constants;

   (ii) les produits d'exploitation nets futurs estimatifs correspondants.

2. La responsabilité des données relatives aux réserves incombe à la direction de la Société. Notre responsabilité consiste à exprimer un avis sur les données relatives aux réserves en nous fondant sur notre évaluation.

   Nous avons effectué notre évaluation conformément aux normes exposées dans le manuel intitulé *Canadian Oil and Gas Evaluation Handbook* (le « manuel COGE »), rédigé en collaboration par la Society of Petroleum Evaluation Engineers (Calgary Chapter) et l'Institut canadien des mines, de la métallurgie et du pétrole (Société du pétrole).

3. Ces normes exigent que l'évaluation soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les données relatives aux réserves sont exemptes d'inexactitudes importantes. L'évaluation comprend également l'appréciation de la conformité des données relatives aux réserves aux principes et définitions exposés dans le manuel COGE.

4. Le tableau suivant présente les produits d'exploitation nets futurs estimatifs (avant impôts) attribués aux réserves prouvées et probables, estimés au moyen de prix et coûts prévisionnels et actualisées au moyen d'un taux de 10 %, qui sont compris dans les données relatives aux réserves de la Société ayant fait l'objet de l'évaluation, pour l'exercice terminé le 1er décembre 2003, et indique les tranches respectives de ces produits d'exploitation que nous avons évaluées et à l'égard desquelles nous avons présenté un rapport au conseil d'administration de la Société :

Évaluateur ou vérificateur de réserves qualifié indépendant	Description et date d'établissement du rapport d'évaluation	Emplacement des réserves (pays ou zone géographique étrangère)	Valeur actualisée nette des produits d'exploitation nets futurs (avant impôts, taux d'actualisation de 10 %) (en milliers de dollars)			
			Vérification	Évaluation	Examen	Total
Gilbert Laustsen Jung Associates Ltd.	Évaluation de APF Energy Inc. en date du 1er janvier 2004 (rapport établi le 2 mars 2004)	Canada	– $	311 904 $	– $	311 904 $
McDaniel & Associates Consultants Ltd.	Évaluation de Tika Energy Inc. en date du 31 décembre 2003 (rapport établi le 17 mars 2004)	États-Unis	–	–	4 560	4 560
			– $	311 904 $	4 560 $	316 464 $

5. À notre avis, les données relatives aux réserves que nous avons évaluées ont été établies, à tous les égards importants, conformément au manuel COGE et sont conformes à celui-ci. Nous n'exprimons aucun avis quant aux données relatives aux réserves que nous avons examinées, mais que nous n'avons pas vérifiées ou évaluées.

6. Nous n'avons pas la responsabilité de mettre à jour nos rapports dont il est question au paragraphe 4 pour tenir compte des faits et des circonstances postérieurs à leur date d'établissement.

7. Les données relatives aux réserves étant fondées sur des jugements concernant des événements futurs, les résultats réels différeront de ceux qui sont présentés et les écarts pourraient être importants.

Nous apposons notre signature au rapport présenté ci-dessus à Calgary, en Alberta, au Canada, le 5 mars 2004

Pour **Gilbert Laustsen Jung Associates Ltd.,**

(signé) *Myron J. Hladyshevsky*, ing.

ANNEXE B
RAPPORT DE LA DIRECTION ET DU CONSEIL D'ADMINISTRATION SUR L'INFORMATION CONCERNANT LE PÉTROLE ET LE GAZ

La présente annexe est l'annexe visée au point 3 de l'article 2.1 du *Règlement 51-101 sur l'information concernant les activités pétrolières et gazières* (le « règlement 51-101 »). Les termes définis dans le règlement 51-101 ont le même sens dans la présente annexe.

La direction de APF Energy Inc. (la « Société ») a la responsabilité d'établir et de fournir l'information concernant les activités pétrolières et gazières de la Société et de APF Energy Limited Partnership (« APF Partnership ») conformément à la réglementation sur les valeurs mobilières. Cette information inclut les données relatives aux réserves, qui comprennent ce qui suit :

a) (i) les réserves prouvées et la somme des réserves prouvées et des réserves probables de pétrole et de gaz estimées au 31 décembre 2003 au moyen de prix et coûts prévisionnels;

(ii) les produits d'exploitation nets futurs estimatifs correspondants;

b) (i) les réserves prouvées de pétrole et de gaz estimées au 31 décembre 2003 au moyen de prix et coûts constants;

(ii) les produits d'exploitation nets futurs estimatifs correspondants.

Un évaluateur de réserves qualifié indépendant a évalué les données relatives aux réserves de la Société et les données relatives aux réserves de APF Partnership. Son rapport est présenté ci-dessus.

Le comité des réserves du conseil d'administration de la Société a fait ce qui suit :

a) il a examiné les méthodes suivies par la Société pour fournir l'information à l'évaluateur de réserves qualifié indépendant;

b) il a rencontré l'évaluateur de réserves qualifié indépendant dans le but de déterminer si on lui a imposé des restrictions l'empêchant de fournir un rapport sans réserve;

c) il a examiné les données relatives aux réserves avec la direction et l'évaluateur de réserves qualifié indépendant.

Le comité des réserves du conseil d'administration a examiné les méthodes suivies par la Société pour rassembler et présenter toute autre information concernant ses activités pétrolières et gazières et celles de APF Partnership et a examiné cette information avec la direction. Le conseil d'administration, sur la recommandation du comité des réserves, a approuvé ce qui suit :

a) le contenu des données relatives aux réserves de la Société et de toute autre information concernant le pétrole et le gaz et leur dépôt auprès des autorités en valeurs mobilières;

b) le dépôt du rapport de l'évaluateur de réserves qualifié indépendant sur les données relatives aux réserves;

c) le contenu du présent rapport et son dépôt.

Les données relatives aux réserves étant fondées sur des jugements concernant des événements futurs, les résultats réels différeront de ceux qui sont présentés et les écarts pourraient être importants.

(signé) Martin Hislop
Chef de la direction, APF Energy Inc.

(signé) Bonnie Nicol
Vice-présidente, Exploitation, APF Energy Inc.

(signé) Donald Engle
Administrateur, APF Energy Inc.

(signé) William Dickson
Administrateur, APF Energy Inc.

Le 12 avril 2004

Exemption Order # 82-5166

Financial statements

Responsabilité de la direction quant à l'information financière

Les états financiers consolidés et l'information financière compris dans le présent rapport annuel sont préparés par la direction de la société qui en a la responsabilité. Les états financiers consolidés ont été préparés selon les principes comptables généralement reconnus du Canada et, le cas échéant, reflètent les meilleures estimations et le meilleur jugement de la direction.

La direction a mis au point et maintient des procédés et un système de contrôle interne permettant d'offrir l'assurance raisonnable que les actifs sont protégés et que l'information financière est exacte et opportune.

Le conseil d'administration doit examiner et approuver les états financiers consolidés et, par l'entremise de son comité de vérification, veiller à ce que la direction satisfasse à ses obligations en matière de présentation de l'information financière. Le comité de vérification se réunit régulièrement avec la direction et les vérificateurs indépendants afin de s'assurer que chaque partie s'acquitte de ses responsabilités. Le comité de vérification examine les états financiers consolidés avant de les présenter au conseil pour les faire approuver. PricewaterhouseCoopers s.r.l., les vérificateurs indépendants d'APF Energy Trust nommés par les porteurs de parts, a vérifié les états financiers consolidés selon les normes de vérification généralement reconnues du Canada. PricewaterhouseCoopers s.r.l. peut, à son gré et à n'importe quel moment, communiquer avec le comité de vérification.

Martin Hislop
Directeur général

Alan MacDonald
Vice-président des finances

Calgary (Alberta)
Le 20 février 2004

Rapport des vérificateurs
Aux porteurs de parts d'APF Energy Trust

Nous avons vérifié les bilans consolidés d'APF Energy Trust aux 31 décembre 2003 et 2002 ainsi que les états consolidés des résultats, des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie aux 31 décembre 2003 et 2002 ainsi que des résultats de ses activités et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

PricewaterhouseCoopers s.r.l.

Comptables agréés

Calgary (Alberta)
Le 20 février 2004

Bilans consolidés

31 décembre	**2003**	2002
	(en milliers de dollars)	(en milliers de dollars)
ACTIF		
Actif à court terme		
Encaisse	**1 381**	950
Comptes débiteurs	**27 542**	21 111
Autres actifs à court terme	**3 506**	2 779
	32 429	24 840
Fonds de restauration des lieux (note 6)	**2 342**	784
Écart d'acquisition (note 7)	**48 230**	11 476
Immobilisations (note 5)	**401 286**	260 527
	484 287	297 627
PASSIF		
Passif à court terme		
Comptes créditeurs et charges à payer	**36 711**	16 943
Montant à payer à APF Energy Management Inc. (note 14)	**-**	3 923
Distributions en espèces à payer	**5 963**	3 565
	42 674	24 431
Impôts sur les bénéfices futurs (note 13)	**64 222**	39 625
Dette à long terme (note 8)	**98 000**	88 000
Obligation au titre de la restauration des lieux (note 6)	**10 410**	6 227
	215 306	158 283
CAPITAUX PROPRES		
Compte de placement des porteurs de parts (note 9)	**324 317**	214 405
Surplus d'apport (note 10)	**1 241**	-
Bénéfices non répartis	**78 637**	35 589
Distributions en espèces cumulées (note 4)	**(179 363)**	(110 650)
Débentures convertibles (note 12)	**46 466**	-
Intérêts courus sur les débentures convertibles	**(2 317)**	-
	268 981	139 344
	484 287	297 627

Éventualités et engagements (note 17)

Voir les notes afférentes aux états financiers consolidés.

Approuvé par le conseil d'administration,

Don Engle
Administrateur

Martin Hislop
Administrateur

États consolidés des résultats et des bénéfices non répartis

Exercices terminés les 31 décembre	**2003**	2002
	(en milliers de dollars)	(en milliers de dollars)
Produits		
Pétrole et gaz	**163 532**	92 345
Redevances, déduction faite du CIAR	**(32 473)**	(18 707)
Autres	**1 925**	1 676
	132 984	75 314
Charges		
Exploitation	**32 370**	19 748
Frais généraux et frais d'administration (note 14)	**10 023**	4 635
Charge de rémunération à base d'actions (note 10)	**1 241**	-
Frais de gestion (note 14)	**-**	1 976
Intérêts sur la dette à long terme	**4 171**	2 834
Épuisement et amortissement	**50 417**	30 201
Restauration des lieux	**3 327**	2 087
Impôts sur le capital et autres impôts	**2 720**	1 901
Internalisation d'un contrat de gestion (note 14)	**-**	7 297
	104 269	70 679
Bénéfices avant impôts sur les bénéfices et participation minoritaire	**28 715**	4 635
Recouvrement d'impôts sur les bénéfices futurs (note 13)	**14 333**	7 133
Bénéfice avant participation minoritaire	**43 048**	11 768
Participation minoritaire (note 14)	**-**	403
Bénéfice net	**43 048**	11 365
Bénéfices non répartis au début de l'exercice	**35 589**	24 224
Bénéfices non répartis à la fin de l'exercice	**78 637**	35 589
Bénéfice net de base par part ($)	**1,32**	0,55
Bénéfice net dilué par part ($)	**1,21**	0,55

Voir les notes afférentes aux états financiers consolidés.

États consolidés des flux de trésorerie

Exercices terminés les 31 décembre	2003	2002
	(en milliers de dollars)	(en milliers de dollars)
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS SUIVANTES :		
Activités d'exploitation		
Bénéfice net de l'exercice	**43 048**	11 365
Éléments hors trésorerie		
Épuisement et amortissement	**50 417**	30 200
Participation minoritaire	**-**	403
Impôts sur les bénéfices futurs	**(14 333)**	(7 133)
Internalisation d'un contrat de gestion	**-**	7 037
Charge de rémunération à base d'actions	**1 241**	-
Restauration des lieux	**3 327**	2 087
Frais de restauration des lieux (note 6)	**(374)**	(171)
	83 326	43 788
Variation nette des éléments hors caisse du fonds de roulement		
Comptes débiteurs	**1 016**	(7 994)
Autres actifs à court terme	**(398)**	(328)
Comptes créditeurs et charges à payer	**9 138**	6 537
Montant à payer à une entité apparentée/APF Management	**(3 923)**	(1 088)
Distributions en espèces à payer	**2 398**	1 227
	8 231	(1 646)
Cotisations aux fonds de restauration des lieux	**(1 558)**	(754)
Distributions en espèces	**(68 713)**	(37 766)
	21 286	3 622
Activités d'investissement		
Acquisition de Hawk Oil	**(3 456)**	-
Acquisition de Nycan Energy	**(34 287)**	-
Acquisition de CanScot Resources	**(20 516)**	-
Acquisition de Kinwest	**-**	(17 361)
Nouvelles immobilisations	**(33 601)**	(20 979)
Achat de propriétés pétrolifères et gazéifères	**(29 238)**	(28 574)
Produit de la cession de propriétés	**9 284**	10 569
Variation des éléments hors caisse du fonds de roulement et des investissements	**2 961**	(560)
	(108 853)	(56 905)
Activités de financement		
Émission de parts contre espèces	**57 272**	32 250
Émission de parts contre espèces à l'exercice d'options sur titres	**1 749**	554
Frais d'émission des parts	**(3 467)**	(1 861)
Débentures convertibles, déduction faite des frais	**47 681**	-
Intérêts sur débentures convertibles	**(2 317)**	-
(Remboursement) produit de l'émission de titres d'emprunt à long terme, montant net	**(12 920)**	21 650
Distribution, participation minoritaire de 1 %	**-**	(403)
	87 998	52 190
Variation de l'encaisse au cours de l'exercice	**431**	(1 093)
Encaisse au début de l'exercice	**950**	2 043
Encaisse à la fin de l'exercice	**1 381**	950

Renseignements supplémentaires (note 16)

Voir les notes afférentes aux états financiers consolidés.

Notes afférentes aux états financiers consolidés
31 décembre 2003 et 2002

La responsabilité quant à l'objectivité et à l'intégrité des données incluses dans ces états financiers, y compris les estimations et les jugements liés aux questions non encore réglées à la fin de l'exercice, incombe à la direction d'APF Energy Trust (la « Fiducie »). De l'avis de la direction, les états financiers ont été correctement dressés dans les limites raisonnables de l'importance relative et du cadre des conventions comptables de la Fiducie.

1 MODE DE PRÉSENTATION

APF Energy Trust (la « Fiducie »)
La Fiducie est une fiducie de placement à capital variable constituée en vertu des lois de l'Alberta.

APF Energy Inc. (« Energy »)
Energy est une société constituée et structurée dans le but d'acquérir, de mettre en valeur, d'exploiter et de céder des propriétés pétrolifères et gazéifères, y compris certaines propriétés initiales, et de verser une redevance sur ces propriétés à la Fiducie.

APF Energy Limited Partnership (« LP »)
LP a été établie dans le but d'acquérir, de mettre en valeur, d'exploiter et de céder des propriétés pétrolifères et gazéifères et d'octroyer la redevance à la Fiducie.

Tika Energy Inc. (« Tika »)
Tika est une filiale en propriété exclusive d'Energy et a été constituée dans le Wyoming dans le but d'acquérir, de mettre en valeur, d'exploiter et de céder des propriétés gazéifères de méthane de gisements houillers aux États-Unis.

2 PRINCIPALES CONVENTIONS COMPTABLES

Consolidation
Ces états financiers consolidés comprennent les comptes de la Fiducie, d'Energy, de LP et de Tika et seront désignés comme ceux d'« AFP ».

Constatation des produits
Les produits tirés de la vente de pétrole brut, de gaz naturel et de liquides de gaz naturel qui appartiennent à la Fiducie sont constatés au moment où le titre de propriété passe de la Fiducie à ses clients.

Écart d'acquisition
La Fiducie constate l'écart d'acquisition lié à une acquisition d'entreprise lorsque le prix d'achat total excède la juste valeur des éléments identifiables de l'actif et du passif de la société acquise. L'écart d'acquisition est inscrit au coût, déduction faite de la perte de valeur, et n'est pas amorti. Le solde de l'écart d'acquisition est soumis une fois par année à un test de dépréciation à la fin de l'exercice ou lorsque des faits ou des circonstances indiquent une perte de valeur. La perte de valeur est constatée en fonction de la juste valeur d'APF en regard de la valeur comptable nette d'APF. Si la juste valeur de la Fiducie consolidée est inférieure à la valeur comptable, la perte de valeur est mesurée en répartissant la juste valeur de la Fiducie consolidée sur les éléments identifiables de l'actif et du passif, comme si la Fiducie avait été acquise dans le cadre d'un regroupement d'entreprises à un prix d'achat égal à sa juste valeur. L'excédent de la juste valeur de la Fiducie consolidée sur les montants attribués aux éléments identifiables de l'actif et du passif correspond à la juste valeur de l'écart d'acquisition. Tout excédent de la valeur comptable de l'écart d'acquisition sur cette juste valeur présumée constitue une perte de valeur. La perte de valeur est imputée au bénéfice durant l'exercice au cours duquel elle se produit.

Immobilisations - pétrole et gaz naturel
APF applique la méthode de la capitalisation du coût entier. Tous les frais d'acquisition des propriétés pétrolifères et gazéifères et les frais de mise en valeur qui s'y rapportent sont capitalisés et cumulés dans un centre de coûts. Les frais d'entretien et de réparation sont portés aux résultats, tandis que les renouvellements et les améliorations, qui prolongent la durée économique des immobilisations, sont capitalisés.

Les gains et les pertes ne sont pas constatés à la cession de propriétés pétrolifères et gazéifères, sauf dans les cas où la cession entraînerait une modification du taux d'épuisement de 20 % ou plus.

Plafonnement du coût entier
La Fiducie limite la valeur comptable totale des immobilisations. Une perte de valeur est constatée si la valeur comptable des immobilisations excède la somme des flux de trésorerie futurs non actualisés qui seront tirés des réserves prouvées de la Fiducie. Les flux de trésorerie sont calculés d'après les cours à terme cotés par de tierces parties, compte tenu de l'écart sur le plan des prix contractuels de la Fiducie et de la qualité.

La Fiducie détermine s'il y a perte de valeur en comparant la valeur comptable des immobilisations à un montant égal à la juste valeur des immobilisations. Tout excédent de la valeur comptable sur la juste valeur des flux de trésorerie futurs de la Fiducie est constaté à titre de baisse de valeur permanente. Les frais liés aux propriétés non prouvées sont exclus du calcul du plafonnement du coût entier en plus d'être soumis à un test de dépréciation distinct.

Épuisement et amortissement
L'épuisement et l'amortissement des biens relatifs au pétrole et au gaz, y compris le matériel corporel, est calculé au moyen de la méthode de l'amortissement proportionnel au rendement, d'après la participation directe dans les réserves prouvées, compte non tenu des redevances. Les estimations des réserves sont calculées conformément à la norme canadienne 51-101 et les volumes relatifs des réserves et de la production de pétrole et de gaz naturel sont calculés avant que les redevances ne soient converties au taux de conversion d'équivalent d'énergie de 6 000 pieds cubes de gaz naturel contre un baril de pétrole.

Frais de restauration et d'abandon des lieux
La provision pour les frais estimatifs de restauration des lieux est établie au moyen de la méthode de l'amortissement proportionnel au rendement. Les frais réels de restauration des lieux sont portés en diminution de la provision cumulée.

Matériel divers
Le matériel divers est comptabilisé au coût et est amorti sur la durée de vie utile estimative des biens, à des taux annuels se situant entre 10 % et 30 %.

Coentreprises
Les activités de production et d'exploitation de pétrole et de gaz naturel sont presque entièrement menées en collaboration avec d'autres. Par conséquent, les comptes représentent la part proportionnelle d'APF de ces activités.

Calculs par part
La Fiducie applique la méthode des actions rachetées pour déterminer l'effet dilutif des options sur actions et autres instruments ayant un effet de dilution. Selon la méthode du rachat d'actions, seuls les instruments à effet de dilution en jeu ont une incidence sur le calcul des montants dilués.

Le montant des distributions en espèces déclaré par part est fondé sur le montant réel distribué relativement aux parts en cours à la date de déclaration.

Régime de rémunération à base de parts
APF offre un régime incitatif de droits d'achat de parts de fiducie (le « régime ») pour les employés, des administrateurs indépendants et des conseillers à long terme qui satisfont à la définition de salarié d'APF. Le prix d'exercice des droits d'achat de parts octroyés dans le cadre du régime pourrait être réduit aux cours d'exercices futurs conformément aux termes du régime. Le montant de la réduction ne peut pas faire l'objet

d'une estimation raisonnable puisqu'il dépend de plusieurs facteurs, y compris, notamment, les prix futurs reçus à la vente de pétrole et de gaz naturel, la production future de pétrole et de gaz naturel, la détermination des montants à retenir des distributions futures aux porteurs de parts pour financer les dépenses en immobilisations et l'achat et la vente de propriétés pétrolifères et gazéifères. Par conséquent, il est impossible de déterminer la juste valeur des droits octroyés en vertu du régime au moyen d'un modèle d'établissement de prix traditionnel. La charge de rémunération a été déterminée en fonction de la valeur intrinsèque des droits à la date d'exercice ou à la date des états financiers en ce qui a trait aux droits non exercés.

La Fiducie offre un régime incitatif de droits d'achat de parts de fiducie décrit à la note 10.

La charge de rémunération liée aux droits attribués aux termes du régime est reportée et portée aux résultats sur la période d'acquisition du régime et le surplus d'apport est augmenté ou diminué d'un montant correspondant. Les variations de la valeur intrinsèque des droits non exercés après la période d'acquisition sont portées aux résultats au cours de la période de changement du surplus d'apport et est augmenté ou diminué d'un montant correspondant. Cette méthode de détermination de la charge de rémunération peut entraîner d'importantes variations, voire des recouvrements, de la charge de rémunération par suite des variations du prix des parts de fiducie sous-jacentes. Les recouvrements de la charge de rémunération seront constatés proportionnellement à la charge de rémunération cumulative précédemment inscrite liée aux droits exercés ou en cours à la date des états financiers.

Toute contrepartie versée à l'exercice des options ainsi que le montant déjà constaté dans le surplus d'apport sont inscrits à titre d'augmentation des capitaux propres. Si des parts de fiducie ou des options sur parts de fiducie sont rachetées des employés, l'excédent de la contrepartie versée sur la valeur comptable des parts de fiducie ou des options sur des parts de fiducie annulées est imputé aux bénéfices non répartis.

La Fiducie n'a pas intégré de taux d'extinction pour les droits qui ne deviendront pas acquis. Elle comptabilise plutôt les extinctions réelles lorsqu'elles se produisent.

Distributions en espèces
Les distributions en espèces sont calculées selon la comptabilité d'exercice et versées aux porteurs de parts en fonction du montant des fonds qui peuvent être distribués.

Impôts sur les bénéfices
La Fiducie est une fiducie non testamentaire à l'égard de l'impôt sur les bénéfices. À ce titre, elle doit payer l'impôt sur le bénéfice imposable qui n'est pas attribué aux porteurs de parts. Elle a l'intention d'attribuer la totalité du bénéfice imposable aux porteurs. Si la Fiducie devait être tenue de payer des impôts sur les bénéfices, le montant des fonds pouvant être distribués sera réduit en conséquence. La charge d'impôts sur les bénéfices est inscrite dans les comptes d'Energy d'après les taux réglementaires applicables. La charge d'impôts sur les bénéfices est constatée dans les comptes d'Energy selon la méthode axée sur le bilan aux termes de laquelle l'incidence fiscale de l'écart entre la valeur comptable et la valeur fiscale d'un actif ou d'un passif est inscrite.

Estimations de la direction
Les états financiers consolidés comprennent certaines estimations faites par la direction qui pourraient exiger des ajustements comptables en fonction d'événements futurs. Les estimations les plus importantes concernent l'épuisement et l'amortissement ainsi que les calculs du plafonnement du coût entier à l'égard des immobilisations, y compris les passifs futurs au titre de l'abandon, qui sont fondés sur des estimations techniques des réserves et des coûts futurs estimatifs.

3 CHANGEMENT DE CONVENTIONS COMPTABLES

Note d'orientation comptable no 16
En décembre 2003, la Fiducie a adopté la NOC-6, « Pétrole et gaz naturel – capitalisation du coût entier », la nouvelle note d'orientation émise par l'Institut Canadien des Comptables Agréés, qui remplace la NOC-05, « Capitalisation du coût entier dans le secteur du pétrole et du gaz naturel ».

Le bénéfice net, les immobilisations ou tout autre montant inscrit dans les états financiers n'ont pas changé par suite de l'adoption de cette nouvelle directive.

Rémunération à base d'actions
L'APF a décidé d'adopter prospectivement les changements apportés aux recommandations du chapitre 3870 du Manuel de l'ICCA intitulé « Rémunérations et autres paiements à base d'actions », selon les dispositions provisoires qui y sont contenues. Conformément à cette norme modifiée, APF doit constater la charge de rémunération d'après la juste valeur des droits octroyés aux termes de son régime de rémunération à base de parts. Puisque APF est incapable de déterminer la juste valeur des droits attribués, la charge de rémunération a été établie en fonction de la valeur intrinsèque des droits attribués à la date d'octroi ou à la date des états financiers pour les droits non exercés, tel qu'il est décrit à la note 2.

En ce qui concerne les droits octroyés en 2002, APF a choisi de présenter les résultats pro forma comme si la norme comptable modifiée avait été adoptée rétroactivement. Par suite de l'adoption de cette norme, le bénéfice net de l'exercice terminé le 31 décembre 2003 a diminué de 1,2 M$ et le surplus d'apport a augmenté de 1,2 M$.

Voir la note 10 pour plus de renseignements sur la nature du régime et la charge de rémunération s'y rattachant.

4. DISTRIBUTIONS EN ESPÈCES ET DISTRIBUTIONS EN ESPÈCES CUMULÉES

Le tableau suivant présente le calcul des distributions en espèces et des distributions en espèces cumulées :

(en milliers de dollars, sauf les montants par part)	**2003**	2002
	(en milliers de dollars)	(en milliers de dollars)
Ventes de pétrole et gaz	**163 532**	92 345
Autres	**1 925**	1 676
Montant brut des redevances dérogatoires et des redevances des locateurs	**(13 109)**	(7 802)
	152 348	86 219
Moins		
Charges d'exploitation	**32 370**	19 748
Frais généraux et frais d'administration	**9 362**	4 317
Frais de gestion	**-**	1 976
Frais de service de la dette (y compris les intérêts et le capital)	**4 171**	2 834
Cotisations au fonds de restauration des lieux	**1 932**	925
Impôts sur le capital et autres impôts	**2 720**	1 901
Dépenses en immobilisations financées au moyen des flux de trésorerie	**9 326**	5 144
	59 881	36 845
Bénéfice assujetti à la redevance	**92 467**	49 374
99 % du bénéfice assujetti à la redevance	**91 542**	48 880
Droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances	**(19 851)**	(10 796)
Intérêts sur les débentures convertibles	**(2 317)**	-
Frais généraux et frais d'administration de la Fiducie	**(661)**	(318)
Espèces disponibles pour distribution	**68 713**	37 766
Espèces distribuées à ce jour	**62 750**	34 201
Distributions en espèces à payer	**5 963**	3 565
Distributions en espèces déclarées par part, montant réel	**2,195**	1,810
Cumul des distributions en espèces au début de l'exercice	**110 650**	72 884
Distributions déclarées et payées	**62 750**	34 201
Distributions déclarées et à payer	**5 963**	3 565
Cumul des distributions en espèces à la fin de l'exercice	**179 363**	110 650

5 IMMOBILISATIONS

(en milliers de dollars)	**2003**	2002
Immobilisations	**531 365**	340 189
Épuisement et amortissement cumulé	**(130 079)**	(79 662)
	401 286	260 527

Le calcul de l'épuisement et de l'amortissement de 2003 comprend le montant estimatif de 25,0 M$ (16,7 M$ en 2002) pour les frais futurs de mise en valeur liés aux réserves prouvées, non mises en valeur et exclut 10,8 M$ (7,9 M$ en 2002) pour la valeur estimative des propriétés non prouvées et les projets de méthane de gisements houillers actuellement mis en valeur. Des frais généraux et des frais d'administration de 458 000 $ liés aux projets de méthane de gisements houillers ont été capitalisés (néant en 2002).

La Fiducie a effectué le calcul du plafonnement du coût entier au 31 décembre 2003 pour évaluer la valeur de récupération des immobilisations. Les prix futurs du pétrole brut et du gaz naturel représente l'estimation la meilleure de la direction fondée sur les renseignements obtenus auprès de tierces parties et ils ont été ajustés en fonction des écarts sur le plan des marchandises de la Fiducie. Les prix futurs ont été obtenus pour la période comprise entre 2004 et 2008 inclusivement puis révisés à la hausse en fonction des facteurs d'accroissement de l'évaluation indépendante des réserves de fin d'exercice de la Fiducie.

Selon ces hypothèses, qui sont présentées plus loin, la valeur actualisée du montant net des produits futurs tirés des réserves prouvées et probables de la Fiducie excède la valeur comptable des immobilisations de la Fiducie au 31 décembre 2003.

Exercice	WTI pétrole ($ US/baril)	Taux de change ($ US/ $ CA)	WTI pétrole ($ CA/baril)	AECO gaz ($ CA/ mmbtu)
2004	30,18	0,77	39,43	5,72
2005	27,44	0,76	36,12	5,42
2006	26,67	0,75	35,33	5,27
2007	26,61	0,75	35,43	5,23
2008	26,78	0,75	35,77	5,18
2009 à 2014	-			-
Reste [2]	1,5 %			1,5 %

1) La variation en pourcentage représente la moyenne pour la période en question.
2) La variation en pourcentage représente le changement pour chaque exercice après 2014 jusqu'à la fin de la durée de vie des réserves.

6 FONDS/OBLIGATION AU TITRE DE LA RESTAURATION DES LIEUX

Les frais de restauration des lieux qui seront engagés dans le futur relativement à toutes les propriétés incombent à Energy et à LP. Au 31 décembre 2003, le montant estimatif des frais des restauration futurs non actualisés s'établissait à 31 198 000 $ (29 858 000 $ en 2002). De ce montant, 10 410 000 $ ont été provisionnés. Les dépenses de l'exercice imputées à la provision se sont élevées à 3 327 000 (2 087 000 $ en 2002). Les dépenses au titre des activités de restauration des lieux en 2003 ont été de 374 000 $ (171 000 $ en 2002).

Un fonds de restauration des lieux a été établi pour financer les frais futurs de restauration et d'abandon des lieux. Les montants versés au fonds de restauration des lieux au cours de l'exercice se sont élevés à 1 932 000 $ (925 000 $ en 2002) et ont été retranchés du calcul du bénéfice soumis à la redevance.

Les cotisations au fonds de restauration des lieux sont déterminées annuellement par la direction d'après la moyenne des frais estimatifs de restauration des lieux des trois prochaines années, qui est déterminé par des ingénieurs indépendants.

7 ACQUISITIONS

Le 5 février 2003, APF Energy a acquis la totalité des actions émises et en circulation de Hawk Oil Inc. (« Hawk Oil »). L'opération a été comptabilisée comme un regroupement d'entreprises. Le prix d'achat et la contrepartie versée se ventilent comme suit :

(en milliers de dollars)	
Actif net acquis	
Découvert bancaire	(5)
Autres éléments du fonds de roulement	(629)
Immobilisations	57 146
Écart d'acquisition	11 078
Dette prise en charge	(7 900)
Obligation au titre de la restauration des lieux	(263)
Impôts sur les bénéfices futurs	(18 266)
Total de l'actif net acquis	41 161
Financement	
Espèces	2 856
Émission de parts de fiducie (3 990 461 parts de fiducie)	37 710
Frais d'acquisition	595
Total de la contrepartie	41 161

Le 28 avril 2003, Energy a acquis la totalité des actions émises et en circulation de Nycan Energy Corp. (« Nycan »). L'opération a été comptabilisée comme un regroupement d'entreprises. Le prix d'achat et la contrepartie versée se ventilent comme suit :

(en milliers de dollars)	
Actif net acquis	
Encaisse	212
Autres éléments du fonds de roulement	716
Immobilisations	47 495
Écart d'acquisition	8 792
Dette prise en charge	(8 870)
Obligation au titre de la restauration des lieux	(580)
Impôts sur les bénéfices futurs	(13 266)
Total de l'actif net acquis	34 499
Financement	
Dette bancaire	34 374
Frais d'acquisition	125
Total de la contrepartie	34 499

Le 26 septembre 2003, Energy a acquis la totalité des actions émises et en circulation de CanScot Resources Ltd. (« CanScot »). L'opération a été comptabilisée comme un regroupement d'entreprises. Le prix d'achat et la contrepartie versée se ventilent comme suit :

(en milliers de dollars)	
Actif net acquis	
Encaisse	156
Autres éléments du fonds de roulement	22
Immobilisations	32 980
Écart d'acquisition	16 884
Dette prise en charge	(6 150)
Obligation au titre de la restauration des lieux	(388)
Impôts sur les bénéfices futurs	(7 399)
Total de l'actif net acquis	36 105
Financement	
Dette bancaire	19 689
Émission de parts de fiducie (1 342 004 parts de fiducie)	15 433
Frais d'acquisition	983
Total de la contrepartie	36 105

Le 30 mai 2002, Energy a acquis la totalité des actions émises et en circulation de deux sociétés fermées, Kinwest Resources Inc. (« Kinwest ») et l'associé de Kinwest dans une coentreprise (collectivement l'« acquisition de Kinwest »). L'opération a été comptabilisée comme un regroupement d'entreprises. Le prix d'achat et la contrepartie versée se ventilent comme suit :

(en milliers de dollars)	
Actif net acquis	
Fonds de roulement	1 641
Immobilisations	63 483
Écart d'acquisition	11 476
Dette prise en charge	(10 146)
Obligation au titre de la restauration des lieux	(673)
Impôts sur les bénéfices futurs	(15 410)
Total de l'actif net acquis	50 371
Financement	
Encaisse	13 042
Émission de parts de fiducie (3 385 510 parts de fiducie)	36 056
Frais d'acquisition à payer à un apparenté	838
Frais d'acquisition	435
Total de la contrepartie	50 371

8 DETTE À LONG TERME

(en milliers de dollars)	**2003**	2002
Emprunts bancaires	**98 000**	88 000

Au 31 décembre 2003, APF avait une facilité de crédit à vue renouvelable de 150,0 M$ auprès d'un consortium d'institutions financières canadiennes. Il est possible de faire des prélèvements sur la facilité de crédit ou de la rembourser en tout temps, et aucun calendrier de remboursement n'a été établi. Les emprunts bancaires portent intérêt à un taux variable indexé au ratio dette/flux de trésorerie d'APF et dont le minimum est égal au taux préférentiel majoré de 0,125 %, et le maximum, au taux préférentiel majoré de 1,625 % (taux préférentiel majoré de 1,5 % en 2002) ou le cas échéant, au taux des acceptations bancaires, majoré d'une commission d'acceptation comprise entre 1,125 % et 2,0 % (entre 1,125 % et 2,5 % en 2002). Les emprunts sont garantis par une débenture à vue de 300,0 M$, assortie d'une charge fixe de premier rang grevant tous les biens relatifs au pétrole et au gaz d'APF et d'une cession des créances et des contrats de gaz importants d'APF. Au 31 décembre 2003, le taux était le taux préférentiel de 4,5 % majoré de 0,125 % (4,5 % majoré de 0,25 % en 2002).

APF peut prolonger de 364 jours la période de renouvellement en donnant avis aux prêteurs au plus tôt 180 jours et au plus tard 90 jours avant la fin de la période de renouvellement. Si la période de renouvellement n'est pas prolongée, le capital impayé sera converti en un emprunt à terme de un an, non renouvelable, débutant le jour suivant la fin de la période de renouvellement échue. Pendant la période supplémentaire de un an, APF paiera un sixième du capital impayé le 180e jour après le début de la période supplémentaire de un an, et un douzième du capital impayé le 90e jour par la suite.

9 COMPTE DU PLACEMENT DES PORTEURS DE PARTS

	2003		2002	
	Nombre de parts	**Montants (en milliers de dollars)**	Nombre de parts	Montants (en milliers de dollars)
Solde au début de l'exercice	**22 942 417**	**214 405**	15 583 880	141 069
Émises pour l'acquisition de Hawk Oil	**3 990 461**	**37 710**	-	-
Émises pour l'acquisition de CanScot Resources	**1 342 004**	**15 433**	-	-
Émises pour l'acquisition de Kinwest	**-**	**-**	3 385 510	36 056
Émises contre espèces	**5 351 645**	**55 670**	3 303 665	32 250
Coût des parts émises	**-**	**(3 467)**	-	(1 861)
Programme de réinvestissement des distributions	**140 710**	**1 602**	-	-
Émises à la conversion de débentures	**107 998**	**1 215**	-	-
Émises dans le cadre de l'internalisation d'un contrat de gestion	**-**	**-**	608 185	6 337
Émises à l'exercice d'options ou de droits	**199 005**	**1 749**	61 177	554
Solde à la fin de l'exercice	**34 074 240**	**324 317**	22 942 417	214 405

Les porteurs de parts ont droit de vote à toute assemblée des porteurs de porteurs.

Le calcul du bénéfice par part est fondé sur le nombre moyen pondéré de parts en circulation durant l'exercice de 30 970 093 parts (20 470 210 parts en 2002). Pour le calcul du résultat dilué par part, 334 077 parts ont été ajoutées au nombre moyen pondéré de parts en circulation au cours de l'exercice (57 569 en 2002) pour tenir compte de l'effet dilutif des options et des droits d'achat de parts de fiducie des salariés. De plus, 4 336 444 parts ont été ajoutées (néant en 2002) pour rendre compte de l'effet dilutif des options et des droits d'achat de parts de fiducie des salariés pour un nombre moyen pondéré total de 35 640 614 parts en 2003 (20 527 779 en 2002).

Le bénéfice net de 2003 a été ajusté de 2 317 000 $ (néant en 2002) pour tenir compte des intérêts courus sur les débentures convertibles aux fins du calcul du résultat de base par part.

En 1999, la Fiducie a établi un régime de droits des porteurs de parts et elle a autorisé l'émission de un droit pour chaque part en circulation. Chaque droit permet aux porteurs de parts, dans des circonstances déterminées, d'acquérir, en contrepartie d'un prix d'exercice de 50,00 $, un nombre de parts dont le prix du marché équivaut au total à deux fois le prix d'exercice des droits.

De pair avec la distribution de décembre 2003, la Fiducie a créé un régime de réinvestissement des distributions de primes (« RRD »). Ce régime permet aux porteurs de parts admissibles de demander que leurs distributions soient réinvesties dans des parts de fiducie supplémentaires dont le prix s'établit à 95 % du cours moyen (au sens donné à ce terme dans le régime de réinvestissement régulier (« RRD régulier »).

Il comporte une option permettant aux porteurs de parts admissibles qui participent au volet primes de demander de recevoir 102 % de la distribution en espèces à laquelle ils auraient eu droit à la date de distribution applicable (« RRD de primes »). La participation au RRD régulier et au RRD de primes fait l'objet d'une ventilation par la Fiducie. Les porteurs de parts participant soit au RRD régulier soit au RRD de primes peuvent aussi participer au régime facultatif d'achat de parts, tel qu'il est défini dans le RRD.

10 RÉGIME INCITATIF DE DROITS D'ACHAT DE PARTS

Conformément au régime incitatif de droits d'achat de parts daté du 17 décembre 1996 et modifié le 1er février 1998 (le « régime »), les employés, les administrateurs et les conseillers à long terme peuvent se voir octroyer des options visant l'achat de parts de la Fiducie. Le prix d'exercice de chaque option est celui du marché au moment où l'option est octroyée. Les options octroyées avant le 1er février 1998 ont été acquises immédiatement, tandis que les options octroyées à partir du 1er février 1998 sont acquises en trois tranches, soit au premier, au deuxième et au troisième anniversaires de l'octroi. L'option est octroyée pour une durée maximale de cinq ans. En 2001, ce régime a été annulé et remplacé par un nouveau régime incitatif de droits d'achat de parts de fiducie (le « régime de droits d'achats de parts »).

Conformément au régime de droits d'achat de parts, les employés, la direction et les conseillers à long terme peuvent se voir octroyer des options pour acheter des parts de la Fiducie. Le prix initial d'exercice des droits accordés en vertu du régime ne peut être inférieur au prix des parts sur le marché à la date de l'octroi des droits et les droits sont octroyés pour une durée maximale de 10 ans. Le prix d'exercice sera ajusté à la baisse de temps à autre, et le montant de cet ajustement sera équivalent à l'excédent, le cas échéant, des distributions aux porteurs de parts au cours de tout trimestre civil sur un pourcentage donné de la valeur comptable nette des immobilisations, tel qu'il est déterminé par la Fiducie.

APF a constaté une charge de rémunération et un surplus d'apport de 1 241 000 $ pour les droits octroyés en 2003, montant établi d'après le prix par part de fin d'exercice de 12,54 $.

Pour les droits accordés en 2002, APF a décidé de présenter les résultats pro forma comme si la norme comptable modifiée avait été appliquée rétroactivement. Pour l'exercice terminé le 31 décembre 2003, le bénéfice net d'APF aurait diminué de 950 000 $ compte tenu de la charge de rémunération estimative liée aux droits octroyés aux termes du régime entre le 1er janvier et le 31 décembre 2002 comme suit :

(en milliers de dollars)	**2003**	2002
Bénéfice net, montant déjà établi	**43 048**	11 365
Déduire la charge de rémunération pour les droits émis en 2002	**(950)**	-
Bénéfice net pro forma	**42 098**	11 365
Bénéfice net de base par part de fiducie		
Montant déjà établi	**1,32**	0,55
Montant pro forma	**1,28**	0,55
Bénéfice net dilué par part de fiducie		
Montant déjà établi	**1,21**	0,55
Montant pro forma	**1,18**	0,55

Aucune charge de rémunération n'a été inscrite en 2002 puisque le prix d'exercice ajusté des droits excède le prix du marché d'APF au 31 décembre 2002.

Le bénéfice net de base par part de fiducie a été réduit pour tenir compte des intérêts courus de 2,3 M$ sur les débentures convertibles.

11 DROITS ET OPTIONS EN COURS

En résumé, le régime aux 31 décembre 2003 et 2002 s'établit comme suit :

Options sur parts de fiducie	**Nombre d'options**	**2003 Prix d'exercice moyen pondéré ($)**	Nombre d'options	2002 Prix d'exercice moyen pondéré ($)
En cours au début de l'exercice	**244 029**	**9,13**	330 540	9,32
Attribuées	**-**	**-**	-	-
Exercées	**(106 786)**	**8,55**	(58 677)	9,05
Annulées	**(10 774)**	**9,42**	(27 834)	11,62
En cours à la fin de l'exercice	**126 469**	**9,59**	244 029	9,13
Options pouvant être exercées à la fin de l'exercice	**60 173**	**9,48**	76 488	8,72

Le tableau qui présente un résumé des renseignements sur les options aux termes du régime au 31 décembre 2003 :

Fourchette des prix d'exercice ($)	Nombre d'options en cours 31 décembre 2003	Durée contractuelle moyenne pondérée à courir (années)	Prix d'exercice pondéré moyen ($)	Nombre d'options pouvant être exercée 31 décembre 2003	Prix d'exercice pondéré moyen ($)
7,00 – 7,99	700	1,18	7,15	700	7,15
8,00 – 9,00	6 899	0,15	8,00	6 899	8,00
9,01 – 10,00	118 870	2,17	9,70	52 574	9,70
	126 469	2,10	9,59	60 173	9,48

Régime de droits d'achat de parts de fiducie

Au cours de l'exercice, 1 538 250 droits (441 233 en 2002) ont été attribués à des salariés et à des administrateurs aux termes du régime de droits d'achat de parts de fiducie. Ces droits d'achat de parts de fiducie peuvent être exercés à des prix se situant entre 9,67 $ et 11,54 $ (9,73 $ et 10,80 $ en 2002) par part de fiducie.

Le régime de droits d'achat de parts s'établissait comme suit aux 31 décembre 2003 et 2002 :

	Nombre de droits	**2003 Prix d'exercice moyen pondéré ($)**	Nombre de droits	2002 Prix d'exercice moyen pondéré ($)
Solde au début de l'exercice	**429 333**	**9,37**	-	-
Attribuées	**1 538 250**	**9,78**	441 233	9,86
Exercées	**(92 219)**	**9,05**	(2 500)	9,73
Annulées	**(51 034)**	**9,67**	(9 400)	9,73
Solde avant la diminution du prix d'exercice	**1 824 330**	**9,72**	429 333	9,86
Diminution du prix d'exercice	**-**	**0,63**	-	0,49
Solde à la fin de l'exercice	**1 824 330**	**9,09**	429 333	9,37
Droits pouvant être exercés à la fin de l'exercice	**47 221**	**8,58**	-	-

Le régime de droits d'achat de parts se résumait comme suit au 31 décembre 2003 :

Fourchette des prix d'exercice ($)	Nombre d'options en cours 31 décembre 2003	Durée contractuelle moyenne pondérée à courir (années)	Prix d'exercice pondéré moyen ($)	Nombre d'options pouvant être exercée 31 décembre 2003	Prix d'exercice pondéré moyen ($)
8,00 – 9,00	222 180	8,17	8,40	40 721	8,49
9,01 – 10,00	1 508 623	9,27	9,06	6 500	9,18
10,01 – 11,00	10 858	9,45	10,45	-	-
11,01 – 12,00	82 669	9,50	11,31	-	-
	1 824 330		9,09	47 221	8,58

12 DÉBENTURES CONVERTIBLES

Le 3 juillet 2003, APF a émis des débentures subordonnées non garanties convertibles à un taux d'intérêt nominal de 9,40 %, d'un montant en capital de 50,0 M$ (47,7 M$ après les frais d'émission) échéant le 31 juillet 2008. Les intérêts sont versés semestriellement le 31 janvier et le 31 juillet. Les débentures sont convertibles en parts de fiducie au gré du porteur, à raison de 11,25 $ la part de fiducie, avant le 31 juillet 2008, et peuvent être rachetées par APF dans certaines circonstances. Les débentures et les intérêts connexes ont été classés dans les capitaux propres, au bilan consolidé, car APF peut choisir de régler le capital et les intérêts en émettant des parts de fiducie. Au cours de l'exercice, des débentures convertibles d'un montant de 1,2 M$ ont été converties en 107 998 parts de fiducie.

13 IMPÔTS SUR LES BÉNÉFICES

Au 31 décembre 2003, Energy et LP disposaient de comptes d'impôts non utilisés d'environ 70,0 M$ (60,4 M$ au 31 décembre 2002) qui peuvent être portés en diminution du bénéfice imposable futur, sous réserve de certaines restrictions énoncées dans la Loi de l'impôt sur le revenu.

Energy disposait de pertes autres qu'en capital d'environ 22,3 M$ au 31 décembre 2003 (15,3 M$ au 31 décembre 2002), dont quelque 945 000 $ échoient en 2005, et le reste entre 2005 et 2010.

Il incombe aux porteurs de parts d'acquitter leurs propres impôts sur le revenu. Les distributions constitueront un revenu imposable ainsi qu'un remboursement du capital pour l'année où elles sont reçues. En règle générale, les distributions ne sont pas imposables au cours des années où la Fiducie n'a réalisé aucun bénéfice imposable avant la déduction des distributions; ces dernières constituent alors un remboursement du capital qui vient diminuer le prix de base rajusté des parts pour ces années.

Les distributions versées sont déduites du bénéfice imposable de la Fiducie dans la mesure nécessaire pour ramener ce dernier à zéro. En général, les distributions déduites sur la déclaration de revenus de la Fiducie représentent le revenu imposable des porteurs de parts.

(en milliers de dollars)	2003		2002	
Bénéfice avant impôts sur les bénéfices	**28 715**		4 635	
Taux d'imposition réglementaire	**42,75**	%	43,5	%
Charge fiscale prévue	**12 276**		2 016	
Incidence des éléments suivants sur les impôts sur les bénéfices				
Bénéfice net de la Fiducie	**(21 002)**		(12 603)	
Déduction relative aux ressources	**(2 250)**		(595)	
Droits à la Couronne non déductibles	**669**		47	
Internalisation d'un contrat de gestion	**-**		3 174	
Impôt sur le capital	**1 163**		827	
Diminution du taux	**(3 717)**		-	
Autres	**(1 472)**		-	
Charge d'impôts sur les bénéfices futurs	**(14 333)**		(7 134)	
Les impôts futurs inscrits au bilan découlent de ce qui suit :				
Immobilisations en excédent de la valeur fiscale	**72 725**		46 282	
Pertes fiscales reportées susceptibles d'être utilisées	**(8 503)**		(6 657)	
	64 222		39 625	

Le bénéfice imposable de la Fiducie se compose des revenus provenant de la redevance, compte tenu des redevances à la Couronne et de la déduction relative aux ressources, moins les frais à l'égard de biens canadiens relatifs au pétrole et au gaz naturel (FBCPG), qui sont déduits au taux de 10 % selon la méthode de l'amortissement dégressif, et des frais d'émission qui sont déduits au taux de 20 % par année selon la méthode linéaire. Les pertes subies par la Fiducie doivent être conservées par la Fiducie; elles peuvent être reportées et déduites du bénéfice imposable sur sept ans. Les FBCPG inscrits au cours de 2003 résultaient de l'achat de participations dans la redevance.

Les FBCPG et les frais d'émission demeurant dans la Fiducie s'établissent à environ 122,3 M$.

14 OPÉRATIONS ENTRE APPARENTÉS

Internalisation des fonctions de gestion

Le 18 décembre 2002, les porteurs de parts ont approuvé l'acquisition d'APF Energy Management Inc. (le « gérant »), avec prise d'effet le 1er janvier 2003. La contrepartie totale pour l'opération a été constituée d'un paiement au comptant de 3,9 M$ et de l'émission de 608 185 parts aux porteurs de parts du gérant, selon la ventilation détaillée ci-après :

(en milliers de dollars)	
Actif net acquis	
Encaisse	419
Fonds de roulement	629
Immobilisations	4 512
Impôts sur les bénéfices futurs	(1 917)
Internalisation d'un contrat de gestion	7 297
Total de l'actif net acquis	10 940
Total de la contrepartie	
Encaisse	3 923
Émission de parts de fiducie	6 337
Frais de transaction	680
Prix d'acquisition total	10 940

Même si l'opération n'a été conclue que le 3 janvier 2003, toutes les modalités importantes, dont l'approbation des porteurs de parts et des organismes de réglementation, avaient été satisfaites au 31 décembre 2002. Par conséquent, l'opération a été constatée comme si elle avait été conclue au 31 décembre 2002.

La contrepartie réglée au moyen de l'émission de parts de fiducie est assujettie en partie à des dispositions d'entiercement. Dans le cas de M. Martin Hislop, chef de la direction, la totalité des 150 526 parts de fiducie devant être émises à son intention est entiercée pour une période de trois ans, le tiers des parts étant débloqué à chaque date anniversaire de l'opération. Dans le cas de M. Cloutier, président et chef de l'exploitation, 80 % des 125 590 parts de fiducie devant être émises à son intention sont entiercées pendant quatre ans, et le quart des parts sera débloqué à chaque date anniversaire de la clôture de l'opération. Les parts de fiducie restantes émises à des actionnaires non-membres de la direction du gérant ne sont pas soumises à des dispositions d'entiercement. Les primes de conservation versées par le gérant à trois autres dirigeants ont été affectées à la souscription de 53 665 parts de fiducie au prix de 10,482 $ par part à la clôture. Ces parts de fiducie sont assujetties aux mêmes conditions d'entiercement que les parts de fiducie émises au président.

Avant l'acquisition, APF payait au gérant des honoraires équivalant à 3,5 % du bénéfice net de production, une commission de structuration correspondant à 1,5 % du prix des acquisitions et des cessions et le droit à la redevance résiduelle de 1 %. L'internalisation a entraîné l'élimination de la totalité de ces frais et de ces honoraires aux termes du contrat de gestion.

Contrat de gestion

Avant l'internalisation du contrat de gestion, le gérant gérait les activités d'APF en vertu d'un contrat de gestion. Les frais de gestion dus au gérant pour ses services de gestion, services conseils et services administratifs comprennent une commission équivalant à 3,5 % du bénéfice net de production et une commission de structuration de 1,5 % du prix d'achat des acquisitions et du produit net des cessions. En 2003, les honoraires payés ou à payer au gérant à l'égard du bénéfice net de production se sont élevés à néant (1 976 000 $ en 2002), et la commission de structuration à néant (1 022 000 $ en 2002). En 2002, la commission de structuration était comptabilisée soit comme partie du prix d'achat ou comme réduction du produit net de la cession de propriétés pétrolifères et gazéifères.

Pendant l'exercice, Energy n'a remboursé au gérant aucun montant (2 294 000 $ en 2002) au titre des frais généraux et frais d'administration engagés. De plus, Energy a aussi acquis certains biens non relatifs au pétrole et au gaz du gérant en contrepartie de 850 000 $.

Durant 2002, le gérant, en qualité de propriétaire de la totalité des actions d'APF, a eu droit à 1 % du revenu de la redevance tiré des propriétés. Cette participation minoritaire de 1 % est inscrite comme charge dans l'état consolidé des résultats. Les montants y afférents ont été de 403 000 $ en 2002.

15 INSTRUMENTS FINANCIERS

APF est exposée à des risques de marché liés aux fluctuations du prix des marchandises, des taux de change et des taux d'intérêt dans le cours normal de ses activités. Elle recourt à des instruments dérivés pour réduire son exposition aux risques liés aux fluctuations du prix des marchandises et des taux d'intérêt. La juste valeur de ces instruments dérivés est fondée sur une estimation des montants qui auraient été reçus ou payés pour régler ces instruments avant leur échéance.

La juste valeur des instruments financiers figurant au bilan, y compris les emprunts à long terme, se rapproche de leur valeur comptable en raison de l'échéance rapprochée de ces instruments et du taux préférentiel variable qui s'applique aux emprunts à long terme.

Une proportion importante des comptes débiteurs d'APF sont des clients du secteur du pétrole et du gaz naturel et représentent un risque de crédit normal pour ce secteur.

APF s'est dotée d'un programme de gestion des risques de prix qui fixe le prix des marchandises associé à une partie de sa production future. APF vend à terme une partie de sa production future au moyen de swaps sur marchandises qu'elle conclut avec des contreparties. Les contrats ci-après étaient en cours au 31 décembre 2003. La valeur marchande estimative au 31 décembre 2003, si les contrats avaient été réglés à ce moment-là, aurait entraîné une baisse de 400 000 $ des produits qui, dans d'autres circonstances, auraient été reçus.

Durée	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix contractuel moyen	Indice des prix
Janvier à mars 2004	Pétrole brut	Prix fixe	3 167 barils	29,63 $ US	WTI
Janvier à mars 2004	Gaz naturel	Prix fixe	10 000 gigajoules	7,19 $ CA	AECO
Janvier à mars 2004	Gaz naturel	Prix fixe	2 000 mmbtu	7,00 $ US	NYMEX
Avril à juin 2004	Pétrole brut	Prix fixe	1 833 barils	30,05 $ US	WTI
Juillet à septembre 2004	Pétrole brut	Prix fixe	1 167 barils	28,86 $ US	WTI

Au 31 décembre 2003, APF avait fixé le taux d'intérêt à l'égard d'une partie de sa dette comme suit :

Durée	Montant (en milliers de dollars)	Taux d'intérêt
Janvier 2004 à février 2005	20 000 $	3,67 % plus commission d'acceptation
Janvier 2004 à mai 2005	20 000 $	3,75 % plus commission d'acceptation
Janvier 2004 à novembre 2005	20 000 $	3,58 % plus commission d'acceptation

La valeur marchande estimative de ces contrats sur taux d'intérêt au 31 décembre 2003, s'ils avaient été réglés à ce moment-là, aurait représenté un coût de 900 000 $.

Au 31 décembre 2003, APF avait conclu le contrat de change à terme suivant :

Durée	Montant (en milliers de dollars)	Taux de change ($ CA/$ US)
Janvier 2004 à décembre 2004	10 000 $ US	1,333

La valeur marchande estimative de ce contrat de change à terme au 31 décembre 2003, s'il avait été réglé à ce moment-là, aurait été nulle.

16 RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

(en milliers de dollars)	**2003**	2002
Paiements en espèces liés aux éléments suivants :		
Intérêts	**4 070**	2 843
Intérêts sur les débentures	**30**	-
Distributions, participation minoritaire	**-**	415
Distributions aux porteurs de parts	**66 315**	36 539
Impôt sur le capital	**3 389**	2 165

17 ÉVENTUALITÉS ET ENGAGEMENTS

APF est partie à certaines poursuites survenues dans le cours normal des affaires. La direction estime que les pertes qui pourraient découler de ces poursuites n'auraient pas d'incidence importante sur les états financiers.

APF a des engagements au titre de baux sur des immeubles à bureaux. Les loyers annuels estimatifs au titre des contrats de location-exploitation visant ces immeubles au cours des cinq prochaines années s'établissent comme suit :

(en milliers de dollars)	
2004	773
2005	756
2006	710
2007	706
2008	359

18 ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Contrat de placement pour compte et dépôt d'un prospectus

APF et les placeurs pour compte ont conclu un contrat de placement pour compte en vertu duquel les placeurs pour compte ont convenu d'offrir et la Fiducie a accepté d'émettre et de vendre au plus 4 765 000 parts au prix de 11,60 $ par part. La clôture du placement et l'émission de 4 765 000 parts ont eu lieu le 4 février 2004. Le produit net estimatif du placement, déduction faite des frais d'émission et de la rémunération des placeurs pour compte, sera de 52,5 M$ et sera porté en réduction de la dette.

Revue quinquennale (non vérifiés)

	2003	2002	2001	2000	1999
DONNÉES FINANCIÈRES					
(en milliers de dollars, sauf les montants par part)					
Bénéfice avant redevances	**165 457**	94 021	69 924	44 974	24 707
Montant de base par part	**5,34 $**	4,59 $	5,56 $	6,53 $	4,19 $
Flux de trésorerie [1]	**83 326**	43 788	33 995	23 706	3 334
Montant de base par part	**2,69 $**	2,14 $	2,70 $	3,44 $	0,57 $
Bénéfice net [4]	**43 048**	11 365	18 144	14 075	(4 689)
Montant de base par part	**1,32 $**	0,55 $	1,44 $	2,04 $	(0,80) $
Distributions en espèces	**68 713**	37 766	37 311	13 899	9 188
Montant de base par part	**2,195 $**	1,810 $	2,980 $	1,995 $	1,560 $
Dette bancaire	**98 000**	88 000	59 250	25 736	33 171
PARTS EN CIRCULATION					
(en milliers)					
Fin d'exercice	**34 074**	22 942	15 584	7 139	5 890
Moyenne	**30 970**	20 470	12 578	6 888	5 890
DONNÉES SUR LE MARCHÉ					
Haut	**12,67 $**	11,19 $	13,40 $	10,40 $	9,70 $
Bas	**9,30 $**	9,00 $	8,75 $	7,00 $	7,25 $
Cours de clôture	**12,54 $**	9,79 $	9,85 $	9,75 $	8,10 $
Volume (en milliers)	**41 359**	17 314	11 645	2 520	2 394
Valeur (en milliers de dollars)	**463 074**	175 935	123 767	21 711	20 196
DONNÉES D'EXPLOITATION					
Production					
Pétrole (baril/jour)	**6 472**	5 307	3 167	1 152	1 104
Gaz naturel (kpi3/jour)	**33 799**	18 488	15 391	13 449	13 656
LGN (baril/jour)	**358**	144	100	254	274
Total (bep/jour)	**12 463**	8 532	5 832	3 648	3 654
Annuelle (k/bep)	**4 549**	3 114	2 129	1 335	1 334
Prix de vente des marchandises (déduction faite de la couverture)					
Pétrole ($/baril)	**34,46**	33,66	33,64	41,40	25,00
Gaz naturel ($/kpi)	**6,32**	3,83	4,94	4,72	2,36
LGN ($/baril)	**31,82**	25,15	30,97	35,96	18,19
Moyen ($/bep)	**35,95**	29,65	31,94	32,98	17,74
Réserves – prouvées et probables [2]					
Pétrole brut et LGN (k/baril)	**23 789**	20 608	13 545	5 648	6 216
Gaz naturel (mpi)	**99 197**	68 290	50 984	46 364	41 366
Total (kbep) [3]	**40 322**	31 989	22 042	13 375	13 110
DONNÉES ÉCONOMIQUES ($/bep)					
Prix de vente moyen du pétrole et du gaz (déduction faite de la couverture)	**35,95**	29,65	31,94	32,98	17,74
Autres produits	**0,42**	0,54	0,89	0,69	0,77
Prix de vente net	**36,37**	30,19	32,85	33,68	18,50
Redevances	**7,14**	6,01	6,28	6,39	2,92
Frais d'exploitation	**7,12**	6,35	6,15	6,01	5,47
Revenu net	**22,11**	17,83	20,42	21,28	10,11
Frais généraux et frais d'administration	**2,20**	1,49	1,58	1,38	0,85
Frais de gestion	-	0,63	0,71	0,74	0,35
Intérêts	**0,92**	0,91	1,43	1,41	1,47
Impôts	**0,60**	0,61	0,55	0,12	0,07
Restauration des lieux	**0,73**	0,67	0,61	0,68	0,48
Flux de trésorerie liés à l'exploitation [1]	**18,32**	14,14	15,97	17,59	7,20

(1) La direction utilise les flux de trésorerie (compte non tenu de la variation nette des éléments hors caisse du fonds de roulement) pour analyser le rendement d'exploitation et l'effet de levier. Les flux de trésorerie tels qu'ils sont présentés n'ont pas de signification normalisée prescrite par les PCGR du Canada. Ils peuvent donc ne pas être comparables au calcul de mesures similaires d'autres entités. Les flux de trésorerie tels qu'ils sont présentés ne visent pas à représenter les flux de trésorerie liés à l'exploitation ou le bénéfice d'exploitation de l'exercice. Ils ne doivent pas être considérés comme une autre forme de flux de trésorerie liés aux activités d'exploitation, de bénéfice net ou d'autres mesures du rendement financier calculés conformément aux PCGR du Canada. Toutes les références faites aux flux de trésorerie dans le présent rapport sont établies en fonction des flux de trésorerie avant la variation nette des éléments hors caisse du fonds de roulement et les intérêts courus sur les débentures convertibles.

(2) Les données sur les réserves de 2002 sont fondées sur la part des réserves (réserves prouvées et réserves probables à 50 %) de la société avant redevances et les données sur les réserves de 2003 sont déterminées d'après la part des réserves prouvées et probables de la société avant redevances, comme il est défini dans la norme canadienne 51-101 (la « norme 51-101 »).

(3) Les bep peuvent être trompeurs, surtout s'ils sont employés de façon isolée. Conformément à la norme 51-101, le ratio de conversion du bep de six mille pieds cubes de gaz par baril de pétrole (6 kpi3:1 baril) a été utilisé. Le ratio de conversion du bep repose sur une méthode de conversion de l'équivalence d'énergie applicable surtout à la pointe du brûleur et ne représente pas une équivalence de valeur à la tête du puits.

(4) Le bénéfice net de base par part de fiducie a été réduit des intérêts courus sur les débentures convertibles.

Exemption Order # 82-5166

Parlee McLaws LLP
BARRISTERS & SOLICITORS

April 22, 2004

NANCY M. PENNER
DIRECT DIAL: (403) 294-7011
EMAIL: npenner@parlee.com
OUR FILE #: 52932-55/NMP

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador Securities Commission
Prince Edward Island Securities Commission
New Brunswick Securities Commission

Dear Sirs:

Re: APF Energy Trust Filing of Annual Information Form for the Year ended December 31, 2003

APF Energy Trust has prepared and filed under SEDAR Project No. 633808 an Annual Information Form prepared in accordance with National Instrument 44-101. This Annual Information Form was filed and fees were paid under the SEDAR heading Annual Information Form 44-101.

In accordance with SEDAR's subscriber update of March 25, 2004, all issuers filing an AIF must file it in the filing type "Annual Information Form (NI 51-102)". The AIF for APF Energy Trust is being refiled under this filing type together with a Notice filed under the document type "Notice regarding AIF (NI 51-102F2)".

Yours truly,

PARLEE McLAWS LLP

(Signed)
NANCY M. PENNER
NMP/maz

{K:\cdox\0052932\000055\C4093998.DOC;1}

Exemption Order # 82-5166

FORM 52-109FT2 - Certification of Interim Filings During Transition Period

I, Martin Hislop, Chief Executive Officer of APF Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of APF Energy Trust, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2004

(Signed) Martin Hislop
Martin Hislop
Chief Executive Officer
APF Energy Inc. on its own behalf and on behalf of APF Energy Trust

Exemption Order # 82-5166

FORM 52-109FT2 - Certification of Interim Filings During Transition Period

I, Alan MacDonald, Chief Financial Officer of APF Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of APF Energy Trust, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2004

(Signed) Alan MacDonald
Alan MacDonald
Chief Financial Officer
APF Energy Inc. on its own behalf and on behalf of APF Energy Trust

Exemption Order # 82-5166

APF ENERGY TRUST
(la « Fiducie »)

Procuration

destinée à l'assemblée annuelle et extraordinaire des porteurs de parts

Le porteur soussigné de parts de fiducie (les « parts ») de la Fiducie nomme par les présentes Martin Hislop, chef de la direction et administrateur de APF Energy Inc. (« APF Energy ») de Calgary, en Alberta ou, à défaut de celui-ci, Steven Cloutier, secrétaire, président, chef de l'exploitation et administrateur de APF Energy de Calgary, en Alberta ou, à la place de l'un ou l'autre d'entre eux, ______________________________, comme fondé de pouvoir, avec pleins pouvoirs de substitution, autorisé à assister, à agir et à voter pour son compte à l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs de parts de la Fiducie devant avoir lieu le 18 mai 2004, et à toute reprise de celle-ci en cas d'ajournement, ainsi qu'à l'occasion de tout scrutin pouvant en résulter, dans la même mesure et avec les mêmes pouvoirs que si le soussigné assistait à l'assemblée, le fondé de pouvoir pouvant voter à sa discrétion, sauf instructions contraires ci-dessous.

Sans restreindre les pouvoirs généraux conférés par les présentes, le soussigné ordonne par les présentes au fondé de pouvoir susmentionné d'exercer comme suit les droits de vote afférents aux parts représentées par la présente procuration :

1. **VOTER POUR** ☐ les six (6) candidats à titre d'administrateurs de APF Energy et fixer à six le nombre d'administrateurs pour l'année à venir, tel qu'il est indiqué dans la circulaire d'information de la Fiducie datée du 2 avril 2004, **ou NE PAS VOTER** ☐;

2. **VOTER POUR** ☐ la nomination de PricewaterhouseCoopers s.r.l., comptables agréés, à titre de vérificateurs de la Fiducie pour l'année à venir et l'octroi au conseil d'administration de APF Energy de l'autorisation de fixer la rémunération des vérificateurs, **ou NE PAS VOTER** ☐;

3. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution approuvant le renouvellement du mandat de Société de fiducie Computershare du Canada à titre de fiduciaire de la Fiducie pour l'année à venir, comme il est décrit plus particulièrement dans la circulaire d'information de la Fiducie datée du 2 avril 2004;

4. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution approuvant l'augmentation du nombre maximal de parts de fiducie pouvant être émises aux termes du régime incitatif de droits d'achat de parts de fiducie de la Fiducie, comme il est décrit plus particulièrement dans la circulaire d'information datée du 2 avril 2004;

5. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution spéciale modifiant l'acte de fiducie conclu entre APF Energy et Société de fiducie Computershare du Canada, à titre de fiduciaire de la Fiducie, afin de supprimer l'obligation de poster les états financiers trimestriels non vérifiés et les états financiers annuels vérifiés à tous les porteurs de parts, comme il est décrit plus particulièrement dans la circulaire d'information datée du 2 avril 2004;

6. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution spéciale modifiant les conventions de redevances, aux termes desquelles APF Energy et APF Energy Limited Partnership octroient une redevance à la Fiducie, en vue de modifier les définitions des termes « valeur de l'actif », « réserves prouvées » et « réserves probables » afin que celles-ci soient conformes au règlement 51-101, comme il est décrit plus particulièrement dans la circulaire d'information de la Fiducie datée du 2 avril 2004;

7. Voter à son entière discrétion à l'égard de toute modification des questions susmentionnées ou de toute autre question qui pourrait être valablement soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

La présente procuration est sollicitée par la direction de APF Energy pour le compte de la Fiducie, en vertu du pouvoir qui lui a été conféré par la Fiducie. Les droits de vote afférents aux parts représentées par la présente procuration seront exercés et, si le porteur de parts précise un choix quant aux questions susmentionnées, ils seront exercés conformément aux instructions données ci-dessus ou, à défaut d'instructions, ils seront exercés en faveur de ces questions. Chaque porteur de parts peut nommer un fondé de pouvoir autre que les personnes désignées ci-dessus, lequel ne doit pas nécessairement être porteur de parts, qui assistera et agira pour son compte à l'assemblée, en rayant le nom des représentants de la direction et en inscrivant lisiblement en lettres moulées dans l'espace réservé le nom du fondé de pouvoir de son choix.

Le soussigné révoque par les présentes toute procuration donnée antérieurement.

Le ________________________ 2004

____
Signature du porteur de parts

____
Nom du porteur de parts (en lettres moulées)

NOTES

1. Si le porteur de parts est une société par actions, la présente procuration doit être revêtue de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé.

2. La présente procuration doit être datée et la signature qui y est apposée doit correspondre exactement au nom auquel les parts sont immatriculées. Si la présente procuration n'est pas datée, elle sera réputée porter la date à laquelle elle aura été postée.

3. La personne qui signe à titre d'exécuteur testamentaire, d'administrateur judiciaire, de fiduciaire ou à un titre similaire, devrait l'indiquer et préciser sa qualité au complet.

4. La présente procuration ne sera valide et ne sera utilisée que si elle est remplie comme il est indiqué dans les présentes et remise à la Société de fiducie Computershare du Canada, à l'attention du service des procurations, au 100, University Avenue, 9e étage, Toronto (Ontario) M5J 2Y2, au moins 24 heures avant le moment prévu pour la tenue de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement. La procuration n'est valide qu'à l'assemblée à laquelle elle est destinée et à toute reprise de celle-ci en cas d'ajournement.

Exemption Order # 82-5166

APF ENERGY

For the Period Ending March 31, 2004

First Quarter

Highlights

- ▲ Increased development activity, drilling 27 (13.5 net) wells, a 69% increase over the first quarter of 2003;
- ▲ Completed a $52.5 million equity offering of 4.8 million units at $11.60 per unit;
- ▲ Evaluated a number of potential acquisitions, culminating in the agreement to acquire Great Northern Exploration Ltd. in a transaction valued at $291 million.

FINANCIAL ($000, except per unit/boe amounts)	3 Months Ended March 31 2004	2003 Restated
Net operating income(1)	**26,496**	28,691
Per unit - basic	**$0.71**	$1.14
Per unit - diluted	**$0.63**	$1.14
Cash flow from operations(2)	**23,000**	25,194
Per unit - basic	**$0.62**	$1.00
Per unit - diluted	**$0.55**	$1.00
Net income	**$8,127**	13,687
Per unit - basic(3) and diluted	**$0.19**	$0.54
Distributions	**19,829**	13,066
Per unit	**$0.53**	$0.51
Bank debt	**55,000**	97,000
MARKET		
Units outstanding (000)		
End of period	**39,670**	26,982
Weighted average - basic	**37,381**	25,161
Weighted average - fully diluted	**42,167**	25,213
Trust unit trading		
High	**$12.63**	$10.95
Low	**$10.32**	$9.66
Close	**$12.28**	$10.30
Average daily volume	**254,769**	104,750
OPERATING		
Daily production (average)		
Oil & NGLs (bbl)	**6,528**	6,609
Gas (mcf)	**37,729**	28,745
Total (boe)(4)	**12,816**	11,400
Realized commodity prices ($Cdn.)		
Oil & NGLs (per bbl)	**$34.98**	$38.76
Gas (per mcf)	**$6.95**	$8.10
Average (per boe)(4)	**$38.27**	$43.76
Reference Pricing		
WTI oil ($U.S./bbl)	**$35.15**	$33.86
AECO gas ($Cdn./mcf)	**$6.60**	$7.92
Foreign exchange ($U.S./$Cdn.)	**$1.318**	$1.510

(1) Net operating income is calculated as reported total oil and gas revenue, add back non-cash derivative loss, less operating expenses for the period.

(2) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and accrued interest on convertible debentures.

(3) Net income for basic income per unit calculation have been reduced by interest accrued on the convertible debentures.

(4) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

2100, 144 – Fourth Avenue S.W., Calgary, Alberta T2P 3N4

Overview

Continuing its strategy of allocating more financial and human resources to development, APF drilled a record 27 (13.6 net) wells during the first three months of 2004, a 69% increase over the 16 (5.6 net) wells that were drilled during the same period last year. The impact of this active drilling program on production and cash flow is expected to be realized in the second quarter of the 2004, as the annual spring break-up resulted in restricted land access for completions and tie-ins at the end of the first quarter.

In order to position itself for a stepped-up drilling program, as well as potential value-added acquisitions, APF completed a $52.5 million equity offering in February, issuing 4.8 million units at a price of $11.60 per unit, the highest issue price since the Trust's inception. Although the net proceeds were utilized initially to repay bank debt, resulting in some short term dilution, APF continued to evaluate the acquisition of assets and corporations that would ultimately generate cash flow for the incremental units. APF has successfully employed this technique in the past, each time identifying and executing on an acquisition shortly after completing an equity issue. On April 6, 2004, after considering a number of opportunities, APF entered into an agreement to acquire Great Northern Exploration Ltd. ("Great Northern"). The Great Northern assets possess an attractive combination of a strong anchor base of producing properties, as well as 141,000 net undeveloped acres of highly prospective land. The acquisition is expected to close in early June.

Daily production increased quarter over quarter by 12%, which partially offset the impact of a stronger Canadian dollar and lower commodity prices. Natural gas prices at AECO decreased by 17% relative to the first quarter of 2003, averaging $6.60 per mcf. The benchmark West Texas Intermediate crude oil pricing increased a modest four percent to US$35.15 per barrel.

Operations & Development

APF increased year over year drilling activity in the first quarter by 69%, from 16 to 27 gross wells (5.6 and 13.6 net, respectively). The majority of resources were allocated to natural gas drilling projects, resulting in a total of 14 (7.1 net) conventional gas wells in APF core areas. Coalbed methane and oil drilling resulted in nine (4.2 net) and three (1.3 net) wells, respectively. The increased levels of activity will continue throughout the year, as APF continues to execute its business plan of more aggressively developing its asset base.

CONVENTIONAL PROPERTIES

Central Alberta

APF participated in the drilling of 9 (4.5 net) wells, resulting in one (0.1 net) oil well, seven (3.4 net) conventional gas wells and one (1.0 net) dry and abandoned well during the first quarter. Most of the activity was focused in the Paddle River and Redwater areas with capital expenditures totalling $3.3 million. Production averaged 3,640 boe/d for the period.

Three new wells that were drilling at Paddle River during the fourth quarter of 2003 were brought on stream during the first quarter, generating 800 mcf/d of net raw gas production. Two new wells drilled in 2003 were tied-in at Redwater with volumes increasing by 180 mcf/d. An additional well at Willesden Green was also brought on, increasing net production for that property by 350 mcf/d. Another five (2.3 net) wells were drilled in Central Alberta during the first quarter and will be completed and evaluated during the second quarter.

APF has been actively acquiring land in the Paddle River and Redwater areas, as well as entering into joint ventures with industry partners to expose the Trust to additional opportunities, while mitigating risk. Activity in both areas is expected to continue in the second and third quarters.

Southern Alberta

Four (2.0 net) gas wells were drilled at Enchant and Leahurst during the first quarter of 2004. APF also completed the tie-in of the 12 Countess wells that were drilled in December. One Enchant well was brought on production during the second quarter at a gross rate of 3,000 mcf/d (1,500 mcf/d net). Drilling activity is expected to be focussed in the Retlaw and Turin areas following spring break-up in mid-May.

Stabilized production rates at the Countess shallow gas field are exceeding internal estimates. After four months of production, these wells are each averaging 100 mcf/d. APF's net raw gas production from the 12 wells tied in during the first quarter is 1,200 mcf/d. Locations are being selected for an additional drilling program that is scheduled for the third quarter of 2004. A recompletion program for Belly River gas will begin during the second quarter, with APF also planning to drill a Mannville test well in the area following spring break-up.

A well at Leahurst was brought on stream from two Cretaceous zones in December and is currently restricted at 650 mcf/d net to APF due to facility constraints. The well was twinned during the quarter, for uphole potential with another stepout well that was subsequently drilled by APF. All three wells will be rerouted to another facility during the third quarter, allowing for increased production from the area. Once all three wells are tied in they are expected to increase production by 2,000 mcf/d. Total capital expenditures for the Southern Alberta region during the period were $4.0 million. Average daily production amounted to 3,000 boe for the quarter.

Southeast Saskatchewan

APF participated in two (1.2 net) oil wells, located at Macoun and Arcola during the first quarter and commenced drilling another horizontal well through spring break-up at Tatagwa. All three wells are now producing. Drilling is scheduled to continue following breakup with a 10 well program at Queensdale, Arcola and Carlyle.

Capital expenditures in this region were $2.4 million and average production was 3,760 boe/d for the first quarter.

East Alberta/Heavy Oil

During the first quarter, APF participated in three (1.6 net) gas wells in the East Alberta gas region, which will be tied in following spring break-up. Capital expenditures during the period totalled $0.7 million and production averaged 2,150 boe/d.

APF plans to initiate unitization discussions with offset landowners at South Epping during the second quarter, in order to facilitate the implementation of a waterflood program to improve recovery factors in the pool.

COALBED METHANE PROPERTIES

APF continued to execute its CBM strategy, with a total of nine wells drilled during the first quarter, representing a combination of test wells and pilot programs. Although the bulk of APF's activity has been targeted towards CBM projects that will require de-watering, APF has increased its exposure to the "dry" CBM play in the Horseshoe Canyon coals, with recent M&A activity poised to add even further to APF's inventory of prospects. Total CBM production now amounts to approximately 750 mcf/d. As a result of competitive considerations associated with the highly confidential nature of CBM drilling operations, separate flow rates on recent drills will not be reported until subsequent reporting periods.

Alberta

During the first quarter of 2004, APF expanded its CBM activity to include the Horseshoe Canyon coals of Central Alberta. Drilling operations began on three (2.1 net) Horseshoe Canyon "dry" CBM wells in the Trochu-Rowley area, with two wells coming on production. APF was also successful in negotiating a strategic farm-in on prospective lands that complements existing position in the area, with plans to drill up to 15 wells if results warrant. Capital expenditures amounted to $0.9 million in the first quarter.

At Corbett Creek, APF completed the drilling of four (0.8 net) wells which constituted phase two of this project and are currently in the de-watering phase. To date, 10 Upper Mannville CBM wells have been drilled. Two additional CBM wells (1.3 net), targeting the Upper Mannville coals, were also drilled at Timeu and Doris.

	Three Months Ended March 31			
	2004		2003	
Drilling Activity	**Gross**	**Net**	Gross	Net
Oil	**3.0**	**1.3**	9.0	1.4
Gas	**14.0**	**7.1**	4.0	4.0
Coalbed methane	**9.0**	**4.2**	–	–
Other	**–**	**–**	3.0	0.2
Dry and abandoned	**1.0**	**1.0**	–	–
Total	**27.0**	**13.6**	16.0	5.6

At Wood River, north of Rowley, APF is planning a development program to produce shallow gas associated with the dry Edmonton and Belly River coals and sands. This program is expected to commence late in the second quarter, upon successful completion of the Great Northern acquisition, with 30 initial locations identified.

Wyoming

Development at Big Bend continued during the first three months of 2004, six (4.2 net) wells will be drilled by the end of the second quarter. This will complete the eight well phase three program, which will begin dewatering during the second quarter of 2004. The second phase of drilling, being an 18-well program, will commence upon completion of the initial eight wells as this pilot project is expanded.

CORPORATE DEVELOPMENT

During the first quarter, APF's corporate development team continued to identify and evaluate both corporate and asset acquisitions. These efforts ultimately led to the announcement on April 7, 2004 that APF had entered into an agreement to acquire Great Northern Exploration Ltd., a gas levered producer with approximately 5,600 boe/d (57% gas) of production and 20.2 mmboe of proved plus probable reserves, for a total consideration of approximately $291 million. The purchase price will be satisfied by a combination of cash and units of APF, and the assumption of debt. APF expects to take up and pay for the Great Northern shares in early June.

These shallow declining assets, with a reserve life index of 10 years, are mainly focused in West Central Alberta and are complementary to APF's existing properties, and include production in the Greater Edmonton and Innisfail areas of Alberta and the Robsart area in Southwest Saskatchewan. The assets come with significant drilling and development potential, with over 200 drilling locations identified, and the operatorship of 91% of production.

The transaction will add approximately 141,000 net acres of undeveloped land, including 41,600 acres that is prospective for CBM in the Horseshoe Canyon formation, where APF already has an established position. Interest in these dry CBM coals has increased significantly, with recent crown sales in the area commanding prices of up to $345 per acre. An independent evaluation of Great Northern's land assigned an across-the-board value of $53 per acre for all its undeveloped lands, APF believes the land is worth considerably more as APF is uniquely positioned to realize additional value through its CBM expertise.

LIQUIDITY AND CAPITAL MARKETS

With the completion of the $52.5 million equity offering, APF's market capitalization increased to $487 million by the end of the first quarter. Together with bank debt of $55 million and $48 million of outstanding principal on the Trust's convertible debentures, enterprise value totalled $590 million.

Included in the number of units outstanding at the end of the period were those that were issued pursuant to APF's highly successful premium distribution re-investment plan (the "DRIP"), in which 40% of all APF units were registered. The DRIP allows participants to either receive additional units at a 5% discount to a volume weighted average price, or a premium distribution equal to 102% of the regular cash payment. In total, 744,692 units were issued during the quarter, resulting in proceeds of $8.5 million. Based on expected participation for the remainder of 2004, APF expects to issue a total of approximately $30 million worth of equity during the calendar year pursuant to the DRIP.

Trading in APF's units continued to strengthen, with average daily volume exceeding 250,000 units, a 143% increase over the first quarter of last year and a 107% increase relative to the fourth quarter of 2003. A recent review of the geographic dispersal of APF's units indicated non-residents holding approximately 16% of the total float.

Management's Discussion and Analysis

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and March 31, 2003. The financial information had been prepared in accordance with Canadian GAAP and is presented in Canadian dollars. Additional information relating to APF, including disclosures required under National Instrument 51-101 ("NI 51-101"), can be found in the APF's 2003 Annual Information Form ("AIF") on SEDAR at www.sedar.com or on APF's website at www.apfenergy.com.

PRODUCTION

Production volumes were 12% higher during the first quarter of 2004 compared to 2003, reflecting the impact of acquisitions completed during 2003 and success of the drilling program. Natural declines in crude oil production were offset by a 31% increase in natural gas production that was acquired during 2003 primarily through the Nycan Energy Corp. ("Nycan") acquisition and developed through successful drilling at Countess and Enchant. Production during the second quarter will increase as a result of the Great Northern Exploration Ltd. ("Great Northern") acquisition, which is expected to close in early June 2004. At the time the acquisition was announced, Great Northern was producing approximately 5,600 boe/d.

	Three Months Ended March 31		
	2004	2003	% Change
Crude oil (bbl/d)	**6,104**	6,345	(4)
Natural gas (mcf/d)	**37,729**	28,745	31
NGL (bbl/d)	**424**	264	61
Total (boe/d)	**12,816**	11,400	12
Production split			
Oil & NGLs	**51%**	58%	(12)
Natural gas	**49%**	42%	17

MARKETING

During the first quarter, APF's production mix was 51% crude oil and NGLs and 49% natural gas. Crude oil was sold under 30 day evergreen contracts while approximately 25% of natural gas production was sold to aggregators pursuant to long-term contracts, with the remaining 75% sold in the spot market.

PRICES

During the first quarter of 2004, crude oil price realizations declined by 13% over the same quarter in 2003. While the benchmark West Texas Intermediate ("WTI") price increased by 4% over the first quarter of 2003, the largest impact on pricing resulted from a 13% decrease in the value of the U.S. dollar against the Canadian dollar during the same period. Natural gas realizations during the quarter decreased by 14% over the same period in 2003 with the AECO price declining by 17% over the corresponding period. NYMEX futures contracts for the remainder of 2004 suggest crude oil prices will exceed 2003 levels. APF expects gas prices during 2004 to remain consistent with or exceed 2003 levels as supply concerns dominate the market.

Effective January 1, 2004, APF has segregated costs associated with the transportation and selling of crude oil, natural gas and NGLs. Previously APF followed industry practice, which was to present revenues net of these costs. Accordingly, the March 31, 2004 comparative statements have been restated with these costs segregated, resulting in an increase to the gross price per unit of production.

	Three Months Ended March 31		
Prices - After Hedging ($Cdn.)	**2004**	2003	% Change
Crude oil (bbl)	**$ 35.06**	$ 40.32	(13)
Natural gas (mcf)	**6.95**	8.10	(14)
NGLs (bbl)	**33.80**	38.41	(12)
Total	**$ 38.27**	$ 43.76	(13)
Reference Pricing			
WTI ($U.S./bbl)	**$ 35.15**	$ 33.86	4
AECO gas ($Cdn./mcf)	**$ 6.60**	$ 7.92	(17)
Foreign exchange ($U.S./$Cdn.)	**$ 1.318**	$ 1.510	(13)

DERIVATIVES

Commodity prices are susceptible to market fluctuations. APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price of commodities on a portion of the production portfolio. One of the key assumptions in the preparation of APF's annual budget and estimate of annual distributions is commodity pricing. APF's mandate is to ensure that a portion of the year's distributions, based on certain commodity price assumptions, are protected. APF looks for opportunities to sell forward a portion of its production at levels at, or better than, the commodity prices used in the budget process.

While this guideline necessarily implies that commodity prices may rise, it must be acknowledged that commodity prices may fall. In this regard, in situations where commodity prices are below those used in the annual budget, management's expertise is relied upon to ensure that potential opportunities to mitigate the impact of lower commodity prices is mitigated. Hedging activities during the first quarter of 2004 reduced revenues that would otherwise have been received by $1.0 million, reducing the realized oil price by $3.77 per bbl and increasing the natural gas price by $0.31 per mcf.

Starting January 1, 2004, the Canadian Institute of Chartered Accountants ("CICA") implemented Accounting Guideline 13 "Hedging Relationships". Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to apply hedge accounting. Previously APF only recognized hedging gains and losses as they were realized at the end of the contract. After review of the existing hedging relationships it has been determined that APF's commodity, interest rate and foreign currency hedges do not qualify for hedge accounting. Estimated gains and losses on the contracts have been included in the statements of operations for the three month period ending March 31, 2004. APF's AECO natural gas hedges do qualify as effective, however the Trust has decided not to apply hedge accounting to these instruments, as management believes that the application of hedge accounting on certain transactions and not others would result in less transparent and potentially misleading financial information.

As of January 1, 2004, APF recorded $1.3 million for the mark-to-market value of the outstanding hedges as a derivative liability and a $1.3 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instruments. The deferred loss at January 1, 2004 was comprised of a $0.4 million loss for crude oil and natural gas, and a $0.9 million loss for interest rate swaps. At March 31, 2004, $0.12 million of the deferred loss had been recognized, with the remaining $1.18 million to be recognized during the remainder of 2004. At March 31, 2004 the fair value of the derivative instruments was $4.44 million. This has been recorded as a derivative liability and $3.14 million has been recorded as an expense on the statement of operations to reflect the change in fair values since December 31, 2003.

As of March 31, 2004 APF had the following hedges in place:

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
April to June 2004	Crude oil	Swap	2,500 bbls	$U.S. 30.78/bbl
April to June 2004	Natural gas	Swap	10,333 GJ	$Cdn. 5.76/GJ
April to June 2004	Natural gas	Swap	1,000 mmbtu	$U.S. 5.19/mmbtu
July to September 2004	Crude oil	Swap	2,167 bbls	$U.S. 29.58/bbl
July to September 2004	Natural gas	Swap	10,000 GJ	$Cdn. 5.75/GJ
July to September 2004	Natural gas	Swap	1,000 mmbtu	$U.S. 5.19/mmbtu
October to December 2004	Crude oil	Swap	1,833 bbls	$U.S. 30.45/bbl
October to December 2004	Natural gas	Swap	3,333 GJ	$Cdn. 5.75/GJ
October to December 2004	Natural gas	Swap	333 mmbtu	$U.S. 5.19/mmbtu
January 2005	Crude oil	Swap	1,000 bbls	$U.S. 31.74/bbl

In addition to commodity hedging, APF has also entered into foreign currency hedge contracts in order to mitigate currency risk. The Trust has hedged $U.S. 20 million of revenue at a rate of $Cdn. 1.3317 or $U.S. 0.7509 for calendar 2004.

At December 31, 2004, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount (000)	Interest rate
April 2004 to March 2007	$ 20,000	3.58% plus stamping fee
April 2004 to May 2006	$ 20,000	3.60% plus stamping fee
April 2004 to November 2005	$ 20,000	3.58% plus stamping fee

REVENUES

Oil and Gas (000 except per boe amounts)	Three Months Ended March 31 2004	% of Total	Restated 2003	% of Total
Crude oil sales	**$ 21,569**	**49**	$ 25,107	56
Natural gas sales	**22,783**	**51**	21,228	48
NGL sales	**1,305**	**3**	914	2
Commodity price hedging	**(1,027)**	**(2)**	(2,345)	(5)
Transportation	**(865)**	**(1)**	(811)	(1)
Other	**698**	**1**	409	1
Total revenue	**$ 44,463**	**100**	$ 44,502	100
Per boe	**$ 38.12**		$ 43.37	

Revenues for the first quarter of 2004, net of hedging, were consistent with the first quarter of 2003 at $44 million. Increased revenues from natural gas contributed to 51% of total revenue in the first quarter of 2004, an increase of $1.6 million over the same period in the previous year. Revenues from crude oil sales dropped $3.5 million over the first quarter of 2003, reflecting both declines in production and realized prices. Effective January 1, 2004, APF has segregated costs associated with transportation and selling crude oil, natural gas and NGLs. APF previously followed industry practice which was to present revenues net of these costs. Accordingly, March 31, 2003 comparative statements have been restated with these costs segregated.

ROYALTIES

For the first quarter, aggregate royalties as a percentage of revenue were consistent at 20.0%. Royalties per barrel of oil equivalent produced were 12% lower in 2004, reflecting changes in the property portfolio and associated royalty burdens.

(000 except per boe amounts)	Three Months Ended March 31 2004	2003	% Change
Crown royalties	**$ 5,426**	$ 5,135	6
Freehold royalties	**2,773**	3,112	(11)
Overriding royalties	**858**	845	2
Total royalties	**$ 9,057**	$ 9,092	–
% of revenue after hedging	**20.0%**	20.1%	–
Per boe	**$ 7.77**	$ 8.86	(12)

OPERATING COSTS

First quarter operating costs per boe increased by 17% over the same period in 2003, from $6.55 to $7.64. Increases were primarily due to field optimization costs on newly acquired properties and higher energy costs. Continued high-energy costs and general higher field costs associated with APF's current property portfolio are expected to negate any operating efficiencies initiated to reduce operating costs in the second and third quarters of 2004.

(000 except per boe amounts)	Three Months Ended March 31 2004	Restated 2003	% Change
Operating costs	**$ 8,910**	$ 6,719	33
Per boe	**$ 7.64**	$ 6.55	17

NETBACKS

Operating netbacks per boe decreased 19% over the same period in 2003, due to a combination of lower prices and higher operating costs, which were partially offset by a reduction in royalties per barrel of oil equivalent.

	Three Months Ended March 31		
($ per boe)	**2004**	2003	% Change
Net revenue (after hedging)	**$ 38.12**	$ 43.37	(11)
Royalties	**(7.77)**	(8.86)	(12)
Operating costs	**(7.64)**	(6.55)	17
Netback	**$ 22.71**	$ 27.96	(17)

GENERAL AND ADMINISTRATIVE

General and administrative costs increased in both absolute and per boe terms over the same period in 2003. The increase over the prior year is due to costs associated with the increase in staff commensurate with the corporate growth of APF.

	Three Months Ended March 31		
(000 except per boe amounts)	**2004**	2003	% Change
General and administrative	**$ 1,839**	$ 1,374	34
Per boe	**$ 1.58**	$ 1.34	18

INTEREST

Interest expense decreased in both absolute and per boe terms compared to the same period in 2003, reflecting the reduction in debt from $97 million to $55 million over the three month period ended March 31, 2003 and 2004 respectively.

	Three Months Ended March 31		
(000 except per boe amounts)	**2004**	2003	% Change
Interest	**$ 977**	$ 1,153	(15)
Per boe	**$ 0.84**	$ 1.12	(25)

DEPLETION, DEPRECIATION AND ACCRETION

	Three Months Ended March 31		
(000 except per boe amounts)	**2004**	Restated 2003	% Change
Depletion, depreciation and accretion	**$ 17,033**	$ 10,540	62
Per boe	**$ 14.60**	$ 10.16	44

Depletion, depreciation and accretion ("DD&A") increased by 62% per boe in the first quarter of 2004 from the same period in 2003. The increase over the prior year is attributable to the increase in plant, property and equipment due the asset retirement obligation adoption and through the corporate acquisitions completed during 2003. March 31, 2003 comparative DD&A has been restated to reflect the impact of adopting the asset retirement obligation.

ASSET RETIREMENT OBLIGATION

During the first quarter, APF adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("ARO"). This change in accounting policy has been applied retroactively with the restatement of prior periods presented for comparative purposes. Previously, APF recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

Management has estimated the total future asset retirement obligation based on APF's net ownership interest in all well and facilities. Included in this estimate are costs to abandon and reclaim wells and facilities, and the estimated timing for when these reclamation activities will occur in the future.

As a result of adopting the new standard, at December 31, 2003, the ARO increased to $21.80 million, PP&E net of accumulated depletion increased by $12.42 million and the future income tax liability decreased by $0.23 million. Opening accumulated earnings as at January 1, 2004 increased by $1.26 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision and future income taxes, on the asset retirement obligation recorded retroactively to 1996, the inception of the Trust.

The asset retirement obligation increased 44% from March 31, 2003. The increase is primarily attributable to the corporate acquisitions of Hawk, Nycan and CanScot completed during the year, as well as the accretion of the ARO to reflect the passage of time.

	Three Months Ended March 31		
		Restated	
(000)	**2004**	2003	% Change
Asset retirement obligation	$ **22,187**	$ 15,398	44

COMPENSATION EXPENSE

APF has prospectively adopted the CICA Handbook Section 3870 – "Stock Based Compensation". Under the transitional adoption rules, companies that prospectively adopted at December 31, 2003 are only required to recognize compensation expense for those options granted during 2003, with proforma disclosure of options granted during 2002. As APF only grants rights annually during the second quarter, compensation expense recognized during the first quarter of 2004 relates only to rights granted during 2003. Compensation expense at March 31, 2003 has been restated as the standard was adopted during the fourth quarter of 2003.

	Three Months Ended March 31	
		Restated
(000 except per boe amounts)	**2004**	2003
Compensation expense	$ **257**	$ 8
Per boe	$ **0.22**	$ 0.01

TAXES

Saskatchewan capital tax and federal large corporation tax decreased by 28% during the quarter when compared to 2003 reflecting a reduction in capital tax rates over the corresponding period.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by APF Energy. During the first quarter, APF recorded a recovery of income taxes of $5.6 million compared to future tax expense (restated) of $1.09 million in 2003, leaving a balance of $58.6 million in future income taxes payable at March 31, 2004. 2003 future income taxes have been restated to reflect the adoption of ARO. At December 31, 2003 the effect of the restatement was to decrease future income taxes by $0.23 million.

	Three Months Ended March 31		
		Restated	
(000 except per boe amounts)	**2004**	2003	% Change
Capital and other taxes	**$ 605**	$ 836	(28)
Per boe	$ **0.52**	$ 0.81	(36)
Provision for (recovery of) future income taxes	**$ (5,607)**	$ 1,093	613

NET INCOME

Income decreased 41% to $8.1 million or $0.19 per trust unit ($0.19 diluted) at March 31, 2004 compared to $13.7 million or $0.54 per trust unit ($0.54 diluted) at March 31, 2003. The decrease is attributable to reduced operating netbacks, the impact of the asset retirement obligation on DD&A and recognition of a derivative loss at March 31, 2004.

SUMMARY OF QUARTERLY RESULTS

(000, except per unit amounts)	2004 Q1	2003 (Restated) Q1	2003 (Restated) Q2	2003 (Restated) Q3	2003 (Restated) Q4	2002 (Restated) Q1	2002 (Restated) Q2	2002 (Restated) Q3	2002 (Restated) Q4
Revenue	**$ 46,355**	$ 47,658	$ 41,876	$ 39,970	$ 39,110	$ 16,941	$ 21,495	$ 26,204	$ 29,380
Net income	**$ 8,127**	$ 13,687	$ 21,195	$ 11,552	$ (3,166)	$ 2,444	$ 4,459	$ 5,493	$ (942)
Per unit - basic ($)	**$ 0.19**	$ 0.54	$ 0.66	$ 0.32	$ (0.09)	$ 0.14	$ 0.22	$ 0.25	$ (0.04)
Per unit - diluted ($)	**$ 0.19**	$ 0.54	$ 0.65	$ 0.31	$ (0.09)	$ 0.14	$ 0.22	$ 0.25	$ (0.04)

Revenues have increased commensurate with production which is attributable to the development initiatives and corporate acquisitions completed in both 2002 and 2003. Income has decreased due to increases in DD&A, the impact of the ARO on DD&A and the recognition of hedging losses during the first quarter of 2004. The loss during the fourth quarter of 2003 is attributable to the impact of the Short Term Incentive Plan ("STIP") as well as weakened commodity prices, which improved during the first quarter of 2004.

CAPITAL EXPENDITURES, ACQUISITIONS AND DISPOSITIONS

Net capital expenditures were $12.6 million during the first quarter compared to $63.0 million during the first quarter of 2003. APF has spent $11.8 million of the $40.0 million budgeted capital program in the first quarter, primarily in Central Alberta and Southeast Saskatchewan. Upon successful completion of the Great Northern acquisition, APF expects a moderate increase in its capital expenditure program, which will be funded through a combination of cash flow, distribution re-investment proceeds and debt.

(000)	Three Months Ended March 31 2004	Three Months Ended March 31 2003
Corporate acquisitions	**$ -**	$ 57,146
Property acquisitions	**925**	323
Land acquisitions	**1,432**	315
Seismic	**734**	204
Drilling and completions	**7,560**	3,961
Production facilities	**1,829**	1,004
Other	**280**	83
Subtotal	**$ 12,760**	$ 63,036
Dispositions	**(199)**	-
Net capital expenditures	**$ 12,561**	$ 63,036

CASH DISTRIBUTIONS

Cash distributions during the first quarter of 2004 were $19.8 million, or $0.525 per trust unit, compared to $13.1 million or $0.510 per trust unit during the first quarter of 2003. During the first, quarter APF funded $1.5 million of capital expenditures from cash flow (2003 – $5.57 million), resulting in a payout ratio of 92% (2003 – 51%) allowing for the accrued interest on convertible debentures. For the remainder of 2004, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives, with a target range of 10% to 20%.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004, APF had a revolving term credit facility in the amount of $150 million, of which $55 million was drawn (2003 - $97 million). The facility may be drawn down or repaid at any time, and there are no scheduled repayment terms. After completion of the purchase of Great Northern, APF anticipates that the terms of the facility will be amended to reflect the new reserve base, as lenders will have completed their annual review by June 30, 2004.

At March 31, 2004, the balance of convertible debentures net of conversions was $46.3 million.

At March 31, 2004, APF had a working capital deficit of approximately $6.1 million, compared to a working capital deficit of $10.2 million at December 31, 2003. The working capital deficiency is primarily due to increased oilfield activity during winter, when a significant portion of drilling and optimization initiatives are completed. Proceeds from the equity financing completed in February were used to pay down debt and partially fund the working capital deficit.

UNITHOLDERS' EQUITY

At March 31, 2004, APF had 39.7 million trust units outstanding (2003 – 27.0 million) and a market capitalization of approximately $487 million (2003 – $278 million).

During the first quarter, APF issued 744,692 trust units pursuant to the Premium Distribution Reinvestment Plan for proceeds of $8.5 million (2003 – nil).

On February 4, 2004, APF closed the issue of 4.77 million trust units at a price of $11.60 each for gross proceeds of $55.3 million. The proceeds of this offering were used to fund working capital and pay down debt.

BUSINESS RISKS

APF is faced with a number of business risks that are inherent in the oil and gas industry and which can have an impact on distributions to unitholders. To mitigate these risks, APF follows appropriate policies and procedures in its ongoing operations and in its long-term strategic planning.

Financial and market risks associated with commodity prices and foreign currency exchange rates are mitigated through APF actively managing the sale of its own production to maximize price and through the use of a hedging program to hedge commodity prices and foreign currency rates with creditworthy counterparties. Hedging is employed as a risk management tool and not for speculation.

There are inherent operational risks associated with oil and natural gas production, relating to the ability to produce, process and transport oil and natural gas; the ability to replace production and maintain reserves and environmental and safety risks associated with well and production facilities. To mitigate these risks, APF employs a strategy of operating a significant portion of its production, thereby providing greater control over operations; APF employees and contractors adhere to APF's safety program and keep current on changes to operating practices, and APF maintains insurance coverage to minimize the impact of operational losses.

APF's ability to grow is dependent upon its ability to raise debt and equity in the Canadian capital markets. APF has lines of credit with three Canadian chartered banks that provide debt financing for acquisitions. Through the issuance of new equity APF is able to pay down debt while continuing to make acquisitions. If Canadian debt or equity markets were to become inaccessible to APF, it may affect the ability of APF to continue to replace production and maintain distributions.

Changing government royalty regulations, income tax laws, incentive programs relating to the oil and gas industry and changes in securities legislation are all examples of regulatory changes that can affect APF's activities.

APF's cash flow is influenced by changes in a number of variables. Sensitivities to 2004 pre-hedging cash flows are as follows:

Variable	Change	Cash flow Impact ($000)	Impact Per Unit
Crude oil price	$U.S. 1 per bbl	2,360	$ 0.07
Natural gas price	$Cdn. 0.10/mcf	1,200	$ 0.04
$U.S./$Cdn. exchange rate	$0.01	2,000	$ 0.06
Interest rate	1.00%	1,000	$ 0.03
Crude oil production	100 bbl/d	1,095	$ 0.03
Natural gas production	1 mmcf/d	1,500	$ 0.04

CRITICAL ACCOUNTING ESTIMATES

In order to prepare the financial statements in conformity with Canadian GAAP, APF has to make estimates and assumptions. The matters described below are considered to be the most critical in understanding the judgments that are involved in preparing the financial statements and the uncertainties that could impact the amounts reported on the results of operations, financial condition and cash flows. Accounting policies are described in Note 2 to the audited Financial Statements dated December 31, 2003.

ESTIMATION OF OIL AND GAS RESERVES

Oil and gas reserves have been estimated in accordance with NI 51-101. Estimates of oil and gas reserves are inherently imprecise and represent only approximate amounts and are subject to future revision, as they are based on available reservoir data, prices and costs as of the date the estimate is made. Accordingly, the financial measures that are based on estimated reserves are also subject to change.

DEPRECIATION, DEPLETION AND AMORTIZATION

Proved reserves are used when calculating the unit-of-production rates used for depreciation, depletion and amortization for oil and gas assets including tangible fixed assets related to hydrocarbon production activities. The amount of depreciation is based on the units of production over the proved developed reserves of the relevant field during the time period. Unproved properties are amortized as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives of five to ten years.

CEILING TEST

The carrying amounts of fixed assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts for those properties may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to fair value. For this purpose, assets are assigned to a cost pool based on the country in which the activity has occurred. Estimates of future cash flows of assets related to hydrocarbon production activities are based on proved reserves determined in accordance with NI 51-101.

DECOMMISSIONING AND RESTORATION COSTS

Provisions are held for the future decommissioning and restoration of oil and natural gas production facilities and pipelines at the end of their economic lives. Estimated decommissioning and restoration costs are based on current requirements, technology and price levels. Most of these obligations are many years in the future and the precise requirements that will have to be met are uncertain because technologies and costs as well as political, environmental, and safety expectations are subject to change.

RECENT ACCOUNTING AND REGULATORY GUIDELINE CHANGES

Asset retirement obligations

The Canadian Institute of Chartered Accountants ("CICA") issued Section 3110 "Asset Retirement Obligations" in March 2003. The new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements. The Canadian standard is effective for fiscal years beginning on or after January 1, 2004.

Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over the life of the assets.

APF adopted the new standard during the first quarter, with retroactive restatement of prior periods as required under GAAP. Refer to Notes 2 and 4 in the unaudited Financial Statements dated March 31, 2004 for the impact of adopting the new standard.

Derivatives Accounting

Effective January 1, 2004 APF implemented CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships", which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003.

The new guideline addresses hedging transactions for the purposes of applying hedge accounting and establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. APF is not applying hedge accounting to its derivative relationships. Refer to Notes 2 and 5 in the unaudited Financial Statements dated March 31, 2004 for the impact of adopting the new standard.

Continuous Disclosure Rules

Effective March 31, 2004, all reporting issuers in Canada will be subject to new continuous disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument is effective for fiscal years beginning on or after January 1, 2004. The Instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and the Annual Information Form ("AIF")

The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for APF to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an "as requested" basis. .

Variable Interest Entities

In June 2003 the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. APF is currently assessing the impact of this new guideline.

Accounting for Convertible Debentures

In June 2003 the CICA approved an amendment to Handbook section 3860 "Financial Instruments – Disclosure and Presentation". Under the previous guidelines, debt obligations that could be settled with the entity's own equity instruments could be classified as equity, and related interest was treated as a reduction of unitholders' equity.

The amendment would require certain obligations that must or could be settled with an entity's own equity instruments to be presented as a liability, with the corresponding interest being booked through the income statement. The amendment is effective for all fiscal years starting after November 1, 2004.

OUTLOOK

APF remains committed to its strategy of buying well and exploiting its land base through development drilling, recompletions and field optimizations. For 2004, a total of 167 gross wells have been budgeted for drilling. APF has allocated $40 million to its capital expenditure budget for the year (before taking into consideration any prospects located on Great Northern's lands) with 85% of the funds being directed to drilling and development of conventional properties. Throughout 2004, APF will continue to expand its CBM pilot projects in central Alberta. In total, $7 million has been identified in the capital budget for CBM initiatives in both Canada and the U.S. With low production declines and the potential for higher rates of return than conventional production, APF feels CBM presents a very attractive opportunity and is ideally suited for the trust structure.

APF will continue to pursue acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value. APF is committed to maintaining stable cash distributions over the long-term. In order to mitigate the commodity price risk that is inherent to the oil and gas sector APF will continue to actively hedge production. APF believes that over the long term, outlook for both crude oil and natural gas pricing remains strong.

Disclaimer

Certain statements in this document are "forward-looking statements" including outlook on oil and gas prices, royalty rates, operating expenses, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involving the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF Energy Trust and APF Energy Inc. These risks include, but are not limited to: the risks of the oil and gas industry (e.g., operational risks in exploration for; development and production of crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); risks in conducting foreign operations (e.g., political and fiscal instability in nations where APF Energy does business); the possibility that government policies may change or governmental approvals may be delayed or withheld; and price and exchange rate fluctuations. These and other risks are described in APF Energy's reports that are on file with Canadian securities regulatory authorities. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors and management's course of action would depend upon its assessment of the future considering all information then available. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to APF or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. APF assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Consolidated Balance Sheets (unaudited)

	March 31, 2004	December 31, 2003
		Restated (note 2)
	($000)	($000)
ASSETS		
Current assets		
Cash	**739**	1,381
Accounts receivable	**28,498**	27,542
Deferred derivative loss (note 5)	**1,178**	-
Other current assets	**3,703**	3,506
	34,118	32,429
Asset retirement fund	**2,693**	2,342
Goodwill	**48,230**	48,230
Property, plant and equipment	**409,923**	413,706
	494,964	496,707
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**28,785**	36,711
Derivative liabilities (note 5)	**4,443**	-
Cash distribution payable	**6,943**	5,963
	40,171	42,674
Future income taxes	**58,614**	63,991
Long-term debt	**55,000**	98,000
Asset retirement obligation (note 4)	**22,187**	21,803
	175,972	226,468
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 6)	**386,003**	324,317
Contributed surplus	**1,325**	1,241
Accumulated earnings	**88,022**	79,895
Accumulated cash distributions (note 3)	**(199,192)**	(179,363)
Convertible debentures	**46,277**	46,466
Accumulated interest on convertible debentures	**(3,443)**	(2,317)
	318,992	270,239
	494,964	496,707

Consolidated Statements of Operations and Accumulated Earnings (unaudited)

Three months ended March 31	2004	2003
		Restated (note 2)
	($000)	($000)
Revenue		
Oil and gas	**46,355**	47,658
Realized derivative loss - net	**(1,027)**	(2,345)
Non-cash derivative loss - net	**(3,265)**	-
Royalties expense, net of ARTC	**(9,057)**	(9,092)
Transportation	**(865)**	(811)
	32,141	35,410
Expenses		
Operating	**8,910**	6,719
General and administrative	**1,839**	1,374
Interest on long-term debt	**977**	1,153
Depletion, depreciation and accretion	**17,033**	10,540
Stock-based compensation expense	**257**	8
Capital and other taxes	**605**	836
	29,621	20,630
Income before income taxes	**2,520**	14,780
Provision for (recovery of) future income taxes	**(5,607)**	1,093
Net income	**8,127**	13,687
Accumulated earnings - beginning of period, as reported	**78,637**	35,589
Retroactive application of change in accounting policy (note 2)	**1,258**	-
Accumulated earnings - end of period, as restated	**88,022**	49,276
Net income per unit - basic and diluted	**$0.19**	$0.54

Consolidated Statements of Cash Flows (unaudited)

Three months ended March 31	2004	2003
		Restated (note 2)
	($000)	($000)
CASH PROVIDED BY (USED IN)		
Operating activities		
Net income for the period	**8,127**	13,687
Items not affecting cash		
Depletion, depreciation and accretion	**17,033**	10,540
Future income taxes	**(5,607)**	1,093
Stock-based compensation expense	**257**	8
Non-cash derivative loss	**3,265**	-
Asset retirement expenditures (note 4)	**(75)**	(134)
	23,000	25,194
Net change in non-cash working capital items		
Accounts receivable	**(956)**	(553)
Other current assets	**(197)**	242
Accounts payable and accrued liabilities	**(3,423)**	1,699
Due to APF Management	**-**	(3,923)
	(4,576)	(2,535)
Asset retirement fund contribution	**(351)**	(349)
	(18,073)	22,310
Investing activities		
Purchase of Hawk Oil	**-**	(3,457)
Additions to property, plant and equipment	**(11,834)**	(5,567)
Purchase of oil and natural gas properties	**(925)**	(324)
Proceeds on sale of properties	**199**	-
Changes in non-cash working capital - investing items	**(2,966)**	(1,556)
	(15,526)	(10,904)
Financing activities		
Issue of units for cash	**55,387**	28
Issue of units under DRIP	**8,495**	-
Issue of units for cash upon exercise of stock options	**509**	414
Interest on convertible debentures	**(1,126)**	-
Unit issue costs	**(3,066)**	(220)
(Repayment)/proceeds on issue of long-term debt - net	**(43,000)**	1,100
Cash distributions	**(19,829)**	(13,066)
Changes in non-cash working capital - financing items	**(559)**	1,427
	(3,189)	(10,317)
Change in cash during the period	**(642)**	1,089
Cash - Beginning of period	**1,381**	950
Cash - End of period	**739**	2,039

Supplemental information (note 7)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004 and 2003 (unaudited)

NOTE 1. *SIGNIFICANT ACCOUNTING POLICIES*

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2003.

NOTE 2. CHANGE IN ACCOUNTING POLICY

Asset Retirement Obligations ("ARO")

Refer to Note 4 for additional disclosures relating to ARO.

During the first quarter of 2004, APF adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" (ARO). This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

The new standard requires the recognition of the liability associated with the future site reclamation costs of tangible long-lived assets. This liability would be comprised of APF's net ownership interest in producing wells and processing plant facilities. The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred.

The asset retirement obligation is initially recorded at the estimated fair value as a long-term liability with a corresponding increase to property, plant and equipment. The depreciation of property, plant and equipment is allocated to expense on the unit-of-production basis. The liability is increased each reporting period for the fair value of any new future site reclamation costs and the corresponding accretion on the original provision. The accretion is charged to earnings in the period incurred. The provision will also be revised for any changes to timing related to cash flows or undiscounted reclamation costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligation to the extent that the liability exists on the balance sheet. Differences between the actual costs incurred and the fair value of the liability recorded are recognized to earnings in the period incurred.

Previously, APF recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

As a result of adopting the new standard, at December 31, 2003, the ARO increased to $21.80 million, PP&E net of accumulated depletion increased by $12.42 million and the future income tax liability decreased by $0.23 million. Opening accumulated earnings as at January 1, 2004 increased by $1.26 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision and future income taxes, on the asset retirement obligation recorded retroactively to 1996, the inception of the Trust.

Comparative statements of operations and accumulated earnings were also restated as at March 31, 2003. Depletion, depreciation and accretion decreased by $0.13 million and future tax expense increased by $0.06 million.

Derivatives Accounting

Effective January 1, 2004 APF implemented CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships", which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003.

The new guideline addresses hedging transactions for the purposes of applying hedge accounting and establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. APF is not applying hedge accounting to its hedging relationships.

As of January 1, 2004, APF recorded $1.3 million for the mark-to-market value of the outstanding hedges as a derivative liability and a $1.3 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instruments. The deferred loss at January 1, 2004 was comprised of a $0.4 million loss for crude oil and natural gas, and a $0.9 million loss for interest rate swaps.

The guideline requires that all derivative instruments be measured at fair value and recorded on the balance sheet as an asset or liability. AcG-13 also requires that all changes to fair value be recognized in earnings in the period, regardless of whether or not the contract has been settled. All derivative contracts entered into by APF subsequent to January 1, 2004 have been recorded as either a deferred derivative asset or liability on the balance sheet with a corresponding unrealized derivative gain or loss on the income statement.

Refer to note 5 for additional disclosures relating to these derivatives.

NOTE 3. STATEMENT OF CASH DISTRIBUTIONS

($000 except per unit amounts)	Three months ended March 31 2004	2003 Restated (note 2)
Oil and gas sales	**$ 45,328**	$ 45,313
Transportation	**(865)**	(811)
Gross overriding royalties and lessor's royalties	**(3,631)**	(3,957)
	40,832	40,545
Less		
Operating costs	**8,910**	6,719
General and administrative	**1,730**	1,023
Debt service charges	**977**	1,153
Abandonment fund contribution	**426**	483
Capital and other taxes	**605**	836
Working capital funded from cash flow	**1,482**	11,645
	14,130	21,859
Income subject to the Royalty	**26,702**	18,686
99% of income subject to the Royalty	**26,434**	18,500
Crown charges, net of the Alberta Royalty Tax Credit	**(5,371)**	(5,083)
Interest on convertible debentures	**(1,126)**	-
General and administrative costs of the Trust	**(108)**	(351)
Cash distributed and available to be distributed	**19,829**	13,066
Cash distributed to date	**12,886**	8,074
Cash distribution payable	**$ 6,943**	$ 4,992
Actual cash distribution declared per unit	**$ 0.525**	$ 0.510
Opening accumulated cash distributions	**$ 179,363**	$ 110,650
Distribution declared and paid	**12,886**	8,074
Distribution declared and payable	**6,943**	4,992
Closing accumulated cash distributions	**$ 199,192**	$ 123,716

NOTE 4. ASSET RETIREMENT OBLIGATIONS

Management has estimated the total future asset retirement obligation based on APF's net ownership interest in all well and facilities. Included in this estimate are costs to abandon and reclaim wells and facilities, and the estimated timing for when these reclamation activities will occur in the future.

($000)	
Asset retirement obligation at December 31, 2003	**$ 21,803**
Liabilities incurred	77
Liabilities settled	(75)
Accretion expense	382
Asset retirement obligation at March 31, 2004	**$ 22,187**

The undiscounted amount of estimated cash flows required to settle the obligation is $72.6 million (March 31, 2003 - $59.1 million). The estimated cash flows have been discounted using a credit-adjusted risk free rate of 8.0 percent and an inflation rate of 1.5 percent. The expected years until settlement range from a minimum of 5 years to a maximum of 50 years, costs will be provided through the fund reserved for site reclamation and abandonment. The cash reserve is currently funded at $0.425 million per quarter through the operating resources of APF.

NOTE 5. FINANCIAL DERIVATIVES

Derivative liabilities ($000)	
Derivative asset (liability) at December 31, 2003	–
Crude oil	(1,395)
Natural gas	995
Foreign currency	–
Interest rate	(900)
Derivative liability at January 1, 2004	**(1,300)**
Derivative instruments settled	1,416
Mark to market unrealized loss	(4,559)
Derivative liability at March 31, 2004	**(4,443)**

Deferred derivative loss (gain) at December 31, 2003	
Crude oil	1,395
Natural gas	(995)
Foreign currency	–
Interest rate	900
Deferred derivative loss at January 1, 2004	**1,300**
Derivative instruments settled	(122)
Deferred derivative loss at March 31, 2004	**1,178**

NOTE 6. UNITHOLDERS' EQUITY

	March 31, 2004		December 31, 2003	
Trust Units	**Units**	**($000)**	Units	($000)
Balance - Beginning of period	**34,074,240**	**324,317**	22,942,417	214,405
Issued to acquire Hawk Oil	–	–	3,990,461	37,710
Issued to acquire CanScot Resources	–	–	1,342,004	15,433
Issued for cash	**4,774,698**	**55,387**	5,351,645	55,670
Cost of units issued	–	**(3,066)**	–	(3,467)
Distribution reinvestment program	**744,692**	**8,495**	140,710	1,602
Issued on conversion of debentures	**16,799**	**189**	107,998	1,215
Issued on exercise of options/rights	**59,585**	**681**	199,005	1,749
	39,670,014	**386,003**	34,074,240	324,317

The per unit calculations for the three month period ended March 31, 2004 were based on weighted average trust units outstanding of 37,380,600 (March 31, 2003 – 25,161,387). In computing diluted net income per unit, 4,786,255 units were added to the weighted average number of units outstanding during the period ended March 31, 2004 (March 31, 2003 – 51,821) for the dilutive effect of employee options and rights and the convertible debentures.

During the three month period ended March 31, 2004, no options were granted to employees to purchase trust units. A summary of the Option Plan at March 31, 2004 and December 31, 2003 is as follows:

	March 31, 2004		December 31, 2003	
Trust Unit Options	**Options**	**Weighted Average Price ($)**	Options	Weighted Average Price ($)
Balance- Beginning of period	**126,469**	**9.59**	244,029	9.13
Granted	–	–	–	–
Exercised	**(12,993)**	**9.70**	(106,786)	8.55
Cancelled	–	–	(10,774)	9.42
Balance - End of period	**113,476**	**9.58**	126,469	9.59
Exercisable - End of period	**113,476**	**9.58**	60,173	9.48

During the three month period ended March 31, 2004, no trust unit rights were granted to employees and directors. A summary of the Rights Plan at March 31, 2004 and December 31, 2003 is as follows:

	March 31, 2004		December 31, 2003	
Trust Unit Rights	**Rights**	**Weighted Average Price ($)**	Rights	Weighted Average Price ($)
Balance - Beginning of period	**1,824,330**	**9.09**	429,333	9.37
Granted	**-**	**-**	1,538,250	9.78
Exercised	**(46,652)**	**(8.22)**	(92,219)	9.05
Cancelled	**(117,815)**	**(9.63)**	(51,034)	9.67
Balance - Before price reduction	**1,659,863**	**9.75**	1,824,330	9.72
Reduction of exercise price	**-**	**(0.82)**	-	(0.63)
Balance - End of period	**1,659,863**	**8.93**	1,824,330	9.09
Exercisable - End of period	**197,693**	**8.20**	47,221	8.58

APF recorded compensation expense of $0.26 million for rights granted during 2003. For rights granted in 2002, APF has elected to disclose pro forma results as if CICA Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments" had been applied retroactively. At March 31, 2004 pro forma net income and earnings per share would not be materially different from those disclosed in the consolidated statements of operations and accumulated earnings at March 31, 2004 and 2003.

NOTE 7. SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	Three Months Ended March 31	
($000)	**2004**	2003
Cash payments related to certain items		
Interest	**665**	915
Interest on debentures	**2,664**	-
Interest rate swap settlement	**172**	-
Distributions to unitholders	**18,850**	11,639
Capital and other taxes	**520**	1,164

NOTE 8. SUBSEQUENT EVENT

Offer to Purchase Great Northern Exploration Ltd.

On April 6, 2004 APF entered into an agreement to make an offer to purchase all of the issued and outstanding shares of Great Northern Exploration Ltd. ("Great Northern") for $5.05 per share in cash or 0.414614 Trust Units. If accepted by holders of all of the Great Northern shares, the offer will result in a total consideration of approximately $291 million in cash or Trust Units, including the assumption of Great Northern's bank debt. The offer is open for acceptance until June 1, 2004.

Corporate Information

HEAD OFFICE
2100, 144 Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403)294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Email: invest@apfenergy.com
www.apfenergy.com

FIELD OFFICE
400 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

LEGAL COUNSEL
Parlee McLaws LLP

BANK
National Bank of Canada

ENGINEERING CONSULTANTS
Gilbert Lausten Jung Associates Ltd.
McDaniels & Associates Consultants Ltd.

TRUSTEE, REGISTRAR
AND TRANSFER AGENT
Computershare Trust Company of Canada

AUDITORS
PricewaterhouseCoopers LLP

STOCK EXCHANGE LISTING
Toronto Stock Exchange
Symbols: AY.UN and AY.DB

DIRECTORS AND OFFICERS

Don Engle
Independent Director and
Chairman of the Board (1) (2) (3)

William Dickson
Independent Director (1) (3)

Daniel Mercier
Independent Director (1) (2) (3)

Robert MacDonald
Independent Director (1) (3)

Martin Hislop
Director
Chief Executive Officer

Steven Cloutier (2)
Director
President & Chief Operating Officer

Bonnie Nicol
Vice President, Operations

Ken Pretty
Vice President,
Corporate Development and Land

Alan MacDonald
Vice President, Finance

John Ewing
Vice President, GeoScience

Dan Allan
Vice President, Coalbed Methane

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Reserves Committee

ABBREVIATIONS

ARTC	Alberta Royalty Tax Credit
bbl	barrel
boe	barrels of oil equivalent*
boe/d	barrels of oil equivalent per day*
CBM	coalbed methane
GJ	gigajoule
mbbls	thousand barrels
mmbbls	million barrels
mboe	thousand barrels of oil equivalent*
mcf	thousand cubic feet
mmcf	million cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
NGL	natural gas liquid
WTI	West Texas Intermediate

*6 mcf of gas = 1 barrel of oil

APF ENERGY TRUST

APF ENERGY TRUST

Circulaire d'information

relative à l'assemblée annuelle et extraordinaire des porteurs de parts devant avoir lieu le mardi 18 mai 2004

SOLLICITATION DE PROCURATIONS

La présente circulaire d'information est fournie relativement à la sollicitation, par la direction de APF Energy Inc. (« APF »), pour le compte de APF Energy Trust (la « Fiducie »), de procurations devant être utilisées à l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs (les « porteurs de parts ») de parts de fiducie (les « parts de fiducie ») de la Fiducie qui aura lieu le 18 mai 2004 à 15 h (heure de Calgary) au Sun Life Plaza Conference Centre, 140, 4th Avenue S.W., niveau mezzanine, Calgary (Alberta), et à toute reprise de celle-ci en cas d'ajournement, aux fins énoncées dans l'avis de convocation. Société de fiducie Computershare du Canada (le « fiduciaire ») doit recevoir les procurations à l'attention du service des procurations, au 100, University Avenue, 9e étage, Toronto (Ontario) M5J 2Y2 au moins 24 heures avant le moment prévu pour la tenue de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement. Le fiduciaire a fixé la date de clôture des registres aux fins de l'assemblée au 16 avril 2004 à la fermeture des bureaux (la « date de clôture des registres »). Seuls les porteurs de parts inscrits à cette date auront le droit de recevoir l'avis de convocation. Les porteurs de parts inscrits pourront exercer les droits de vote rattachés aux parts de fiducie dont ils sont propriétaires et qui sont indiquées sur la liste des porteurs de parts ayant le droit de voter à l'assemblée, qui est dressée à la date de clôture des registres, même si, depuis ce moment-là, ils ont aliéné leurs parts de fiducie. La personne qui devient porteur de parts après la date de clôture des registres n'a pas le droit de voter à l'assemblée.

La procuration nommant un fondé de pouvoir doit être faite par écrit et signée par le porteur de parts ou son mandataire autorisé par écrit ou, si le porteur de parts est une société par actions, être revêtue de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé.

Les personnes nommées dans la procuration ci-jointe sont des administrateurs de APF. Chaque porteur de parts a le droit de nommer un fondé de pouvoir autre que les personnes désignées dans la procuration, lequel n'est pas obligatoirement un porteur de parts, qui assistera à l'assemblée et y agira en son nom. Il peut exercer ce droit en biffant le nom des représentants de la direction et en inscrivant lisiblement le nom du fondé de pouvoir de son choix dans l'espace vierge prévu à cet effet.

RÉVOCABILITÉ DES PROCURATIONS

Le porteur de parts qui a donné une procuration peut la révoquer à tout moment avant qu'elle ne soit utilisée. Si une personne ayant donné une procuration assiste à l'assemblée à laquelle la procuration doit être utilisée, elle pourra révoquer la procuration et voter en personne. Outre les autres façons permises par la loi, une procuration peut être révoquée au moyen d'un document écrit portant la signature du porteur de parts ou celle de son mandataire autorisé par écrit ou, si le porteur de parts est une société par actions, le sceau ou la signature d'un membre de la direction ou d'un mandataire dûment autorisé de celle-ci et déposé au bureau du fiduciaire à l'adresse indiquée ci-dessus ou au siège social de APF au plus tard le jour ouvrable précédant le jour de l'assemblée, ou de toute reprise de celle-ci en cas d'ajournement, à laquelle la procuration doit être utilisée ou auprès du président de l'assemblée, le jour de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement; dans les deux cas, la procuration est révoquée dès le dépôt du document en question.

PERSONNES FAISANT LA SOLLICITATION

La présente sollicitation est faite pour le compte de la Fiducie. La Fiducie prendra en charge les frais engagés dans le cadre de la rédaction et de la mise à la poste de la procuration, de l'avis de convocation et de la présente circulaire d'information. En plus d'être sollicitées par la poste, les procurations peuvent être sollicitées au moyen d'entrevues personnelles, par téléphone ou par d'autres moyens de communication par les administrateurs, les membres de la direction et les employés de APF, qui ne seront pas rémunérés à cet égard.

POUVOIR DISCRÉTIONNAIRE DU FONDÉ DE POUVOIR

Les droits de vote rattachés aux parts de fiducie représentées par une procuration en faveur des représentants de la direction seront exercés à l'occasion de tout scrutin tenu à l'assemblée et, si le porteur de parts précise un choix quant à toute question à l'ordre du jour, les droits de vote rattachés à ses parts de fiducie seront exercés à tout scrutin conformément aux instructions données.

En l'absence de telles instructions, les droits de vote afférents aux parts de fiducie seront exercés en faveur des questions à l'ordre du jour. Les personnes désignées dans la procuration fournie par la Fiducie sont investies d'un pouvoir discrétionnaire à l'égard des modifications des questions énoncées dans la procuration et dans l'avis de convocation. Au moment de l'impression de la présente circulaire d'information, ni APF ni le fiduciaire ne sont au courant d'aucune modification ni d'aucune autre question de ce genre.

PARTS DE FIDUCIE COMPORTANT DROIT DE VOTE ET PORTEURS PRINCIPAUX DE CELLES-CI

La Fiducie est autorisée à émettre 500 000 000 de parts de fiducie et de parts spéciales à droit de vote. En date des présentes, 39 670 014 parts de fiducie sont émises et en circulation et aucune part spéciale à droit de vote n'est émise et en circulation. À l'assemblée, si un vote à main levée est tenu, chaque porteur de parts présent ou représenté par procuration et ayant le droit de voter pourra exprimer une voix. Si un scrutin est tenu, chaque porteur de parts présent ou représenté par procuration pourra exprimer une voix par part de fiducie dont il est le porteur inscrit. Tous les votes portant sur des résolutions spéciales seront tenus par voie de scrutin sans qu'il soit nécessaire de le demander.

Si une part de fiducie est détenue conjointement par plusieurs personnes, l'une ou l'autre d'entre elles pourra exercer les droits de vote y afférents à l'assemblée en personne ou par procuration, mais si au moins deux d'entre elles assistent à l'assemblée ou y sont représentées par procuration et sont en désaccord au sujet de la façon de voter, celui dont le nom figure en premier dans le registre des porteurs de parts tenu par le fiduciaire aura le droit de voter.

À la connaissance du fiduciaire et des administrateurs et des membres de la direction principale de APF, aucune personne physique ou morale n'est propriétaire véritable, directement ou indirectement, de parts de fiducie comportant plus de 10 % des droits de vote rattachés aux parts de fiducie émises et en circulation de la Fiducie qui peuvent être exercés à l'assemblée, ni n'exerce une emprise sur une telle proportion de ces parts de fiducie.

Le nombre de parts de fiducie de la Fiducie dont tous les administrateurs et les membres de la direction de APF ainsi que les personnes avec lesquelles ils ont des liens sont collectivement propriétaires, directement ou indirectement, s'élève à 677 478 (soit 1,71 % des parts de fiducie en circulation). En outre, les administrateurs, les membres de la direction et les employés de APF détiennent des options et des droits leur permettant collectivement d'acquérir 2 293 538 parts de fiducie supplémentaires de la Fiducie.

AVIS AUX PORTEURS VÉRITABLES DE PARTS DE FIDUCIE

Les renseignements énoncés dans la présente rubrique sont très importants pour de nombreux porteurs de parts de la Fiducie, car un grand nombre d'entre eux ne détiennent pas leurs parts de fiducie en leur nom. Les porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur nom (appelés dans la présente circulaire d'information les « propriétaires véritables ») devraient prendre note que seules les procurations déposées par les porteurs de parts dont les noms figurent dans les registres de la Fiducie en tant que porteurs inscrits de parts de fiducie peuvent être reconnues et utilisées à l'assemblée. Si les parts de fiducie sont inscrites dans un relevé de compte fourni au porteur de parts par un courtier, dans presque tous les cas, ces parts de fiducie seront vraisemblablement immatriculées au nom du courtier ou du mandataire d'un courtier. Au Canada, la grande majorité de ces parts de fiducie sont immatriculées au nom de CDS & Co. (nom aux fins de l'immatriculation de La Caisse canadienne de dépôt de valeurs limitée, qui agit à titre de prête-nom de nombreuses maisons de courtage canadiennes). Les droits de vote afférents aux parts de fiducie détenues par des courtiers ou leurs prête-noms ne peuvent être exercés (pour ou contre une résolution) que selon les instructions du propriétaire véritable. En l'absence d'instructions précises, il est interdit aux courtiers ou à leurs prête-noms d'exercer les droits de vote rattachés à des parts de fiducie pour leurs clients. Le fiduciaire de la Fiducie ignore au nom de qui les parts de fiducie immatriculées au nom de CDS & Co. sont détenues. Par conséquent, les propriétaires véritables ne peuvent exercer à l'assemblée les droits de vote afférents à leurs parts de fiducie, ni en personne ni par procuration, sauf de la façon indiquée ci-après.

La réglementation applicable exige que les intermédiaires ou les courtiers obtiennent des instructions de vote des propriétaires véritables bien avant l'assemblée. Chaque intermédiaire ou courtier a ses propres méthodes de mise à la poste et fournit ses propres instructions de renvoi, que les propriétaires véritables devraient suivre attentivement afin de s'assurer que les droits de vote rattachés à leurs parts de fiducie soient exercés à l'assemblée. Souvent, la procuration fournie à un propriétaire véritable par son courtier est identique à celle qui est fournie aux porteurs de parts inscrits. Toutefois, son objet se limite à donner des instructions au porteur de parts inscrit quant à la façon de voter pour le compte du propriétaire véritable. À l'heure actuelle, la majeure partie des courtiers délèguent la responsabilité d'obtenir les instructions des clients à ADP Investor Communications (« ADP »). Habituellement, ADP poste un formulaire d'instructions de vote lisible électroniquement au lieu de la procuration. Le propriétaire véritable doit remplir et renvoyer le formulaire d'instructions de vote à ADP par la poste ou par télécopieur. Sinon, le propriétaire véritable peut exercer les droits de vote rattachés aux parts de fiducie qu'il détient en composant un numéro de téléphone sans frais. ADP compile par la suite les résultats de toutes les instructions reçues et donne les instructions appropriées quant à l'exercice des droits de vote rattachés aux parts de fiducie qui seront représentées à l'assemblée. Le propriétaire véritable qui reçoit un formulaire d'instructions de vote ne peut s'en servir pour voter directement à l'assemblée; il doit renvoyer le formulaire à ADP, selon les instructions de celle-ci, bien avant l'assemblée afin que les droits de vote rattachés à ses parts de fiducie soient exercés.

SI VOUS ÊTES UN PROPRIÉTAIRE VÉRITABLE ET QUE VOUS DÉSIREZ VOTER EN PERSONNE À L'ASSEMBLÉE, VEUILLEZ COMMUNIQUER AVEC VOTRE COURTIER OU LE MANDATAIRE DE CELUI-CI BIEN AVANT L'ASSEMBLÉE AFIN D'ÉTABLIR COMMENT PROCÉDER.

QUORUM DE L'ASSEMBLÉE

Le quorum de l'assemblée est formé par au moins deux personnes, présentes ou représentées par procuration, qui représentent au moins 10 % des parts de fiducie en circulation. En règle générale, si le quorum n'est pas atteint à l'assemblée dans la demi-heure qui suit le moment fixé pour la tenue de l'assemblée, celle-ci sera ajournée à une date se situant au moins quatorze (14) jours plus tard, au lieu, à la date et à l'heure qui seront être établis par le président de l'assemblée. À la reprise de l'assemblée, les porteurs de parts présents ou représentés par procuration formeront le quorum. Dans le cas de l'assemblée qui fait l'objet des présentes, au cours de laquelle une résolution spéciale sera à l'étude, elle devra être ajournée au moins 21 jours et au plus 60 jours plus tard et l'avis de convocation devra être donné au moins dix jours avant la date de la reprise.

QUESTIONS À L'ORDRE DU JOUR

1. Renouvellement du mandat du fiduciaire

L'acte de fiducie par lequel la Fiducie a été établie prévoit que les porteurs de parts doivent, à chaque assemblée annuelle, renouveler le mandat du fiduciaire ou nommer un autre fiduciaire. Par conséquent, les porteurs de parts examineront une résolution ordinaire visant à nommer Société de fiducie Computershare du Canada (« Computershare ») à titre de fiduciaire de la Fiducie. Computershare ou sa société devancière, Société de Fiducie Banque de Montréal, est le fiduciaire de la Fiducie depuis l'établissement de celle-ci, le 10 octobre 1996.

Le conseil d'administration recommande aux porteurs de parts d'approuver la résolution relative au renouvellement du mandat du fiduciaire.

La résolution relative au renouvellement du mandat du fiduciaire est énoncée à l'annexe A.

2. Modification du régime incitatif de droits d'achat de parts de fiducie

La Fiducie a établi un régime d'options (le « régime initial ») et un régime incitatif de droits (le « régime de droits »), collectivement appelés les « régimes » (selon la description qui en est donnée à la rubrique « Régime incitatif d'options d'achat de parts de fiducie et régime incitatif de droits d'achat de parts de fiducie » et au sens de celle-ci).

Depuis la création du régime initial, des options permettant l'acquisition de 546 723 parts de fiducie ont été octroyées aux termes de celui-ci. De ce nombre, 317 578 options ont été levées et 115 609 options ont été annulées ou ont expiré; il reste donc 113 536 options qui n'ont pas été levées et sont en circulation. Aucun nouvel octroi ne sera effectué conformément au régime initial.

Le régime de droits prévoit actuellement que le nombre maximal de parts de fiducie pouvant être émises s'élève à 2 600 000. Au total, 2 499 622 droits ont été octroyés aux termes du régime de droits. De ce nombre, 141 371 droits ont été exercés et 178 249 ont été annulés ou ont expiré; il reste donc 2 180 002 droits en circulation. Ceux qui ont été annulés ou ont expiré sont rajoutés à la réserve. Par conséquent, la réserve actuelle se compose de 278 627 droits, le calcul s'effectuant de la façon suivante : ((2 600 000 – 2 499 622) + 178 249) = 278 627.

Comme le nombre de parts de fiducie en circulation a été porté de 3 500 000 à 39 670 014 depuis la mise en œuvre du régime initial, en raison de l'expansion de l'entreprise de APF et de la Fiducie, le conseil d'administration juge qu'il est souhaitable d'accroître le nombre maximal de parts de fiducie pouvant être émises aux termes du régime de droits. En outre, le conseil d'administration souhaite disposer de suffisamment de parts de fiducie pouvant être émises aux termes du régime de droits pour permettre à APF de recruter et de garder à son service des gens compétents et expérimentés, dans l'intérêt de la Fiducie.

La Bourse de Toronto (la « TSX ») exige qu'une société inscrite à sa cote indique le nombre maximal de titres pouvant être émis conformément à ses régimes incitatifs et qu'elle demande aux porteurs de ses titres d'approuver l'augmentation de ce nombre maximal.

Les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à approuver, à la majorité des voix exprimées à l'assemblée (à l'exclusion des voix rattachées aux titres détenus en propriété véritable par des initiés à qui des parts de fiducie peuvent être émises aux termes des régimes et par des personnes avec lesquelles ils ont des liens), une résolution (la « résolution relative à la modification du régime incitatif de droits d'achat de parts de fiducie ») visant à augmenter de 600 000 le nombre maximal de parts de fiducie pouvant être émises aux termes du régime de droits de manière à le faire passer de 2 600 000 à 3 200 000. Ce nombre maximal représente 8,1 % des parts de fiducie en circulation (8,4 % si l'on tient compte des options en

circulation aux termes du régime initial). Le nombre de droits réservés aux termes du régime de droits passera ainsi de 278 627 à 878 627, ce qui permettra à APF d'octroyer 878 627 droits supplémentaires.

APF affiche un excellent dossier en ce qui a trait au remplacement des réserves et de la production grâce à ses activités de mise en valeur et aux technologies d'optimisation. Pour ce qui est de l'avenir, le plan d'affaires de APF est fondé sur un programme de dépenses en immobilisations encore plus audacieux, qui obligera APF à recruter du personnel technique et de soutien et à le garder à son service. Il est essentiel que APF bénéficie de toute la latitude nécessaire aux termes des régimes pour s'assurer que la rémunération totale soit concurrentielle par rapport au secteur.

À la date des présentes, à la connaissance de APF Energy, 677 478 parts de fiducie détenues par des initiés ou des personnes avec lesquelles ils ont des liens seront exclues du vote portant sur cette résolution, ce qui représente environ 1,71 % des parts de fiducie émises et en circulation de la Fiducie.

Le conseil d'administration recommande aux porteurs de parts d'approuver la résolution relative à la modification du régime incitatif de droits d'achat de parts de fiducie.

La résolution relative à la modification du régime incitatif de droits d'achat de parts de fiducie est énoncée à l'annexe A.

3. **Modification de l'acte de fiducie**

APF et le fiduciaire sont parties à un acte de fiducie (l'« acte de fiducie ») qui a été conclu initialement le 10 octobre 1996, en sa version modifiée et mise à jour, par lequel la Fiducie a été établie et est régie.

Au moment où elle a été établie, la Fiducie se proposait de fournir aux porteurs de ses parts des documents d'information continue essentiellement similaires à ceux que les sociétés par actions sont tenues d'envoyer à leurs actionnaires en vertu des lois sur les sociétés et sur les valeurs mobilières. Plus particulièrement, le paragraphe 16.3 de l'acte de fiducie prévoit que le fiduciaire doit poster a) à chaque porteur de parts, dans les 140 jours suivant la fin de chaque exercice, les états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le plus récent ainsi que le rapport des vérificateurs correspondant et la première phrase du paragraphe 16.2 prévoit que le fiduciaire doit poster à chaque porteur de parts, dans les 60 jours suivant la fin de chaque trimestre, les états financiers non vérifiés de la Fiducie pour le trimestre le plus récent.

Le *Règlement 51-102 sur les obligations d'information continue*, publié récemment par les Autorités canadiennes en valeurs mobilières, modifie l'obligation qui est imposée aux émetteurs assujettis comme la Fiducie d'envoyer les états financiers annuels et intermédiaires et les rapports de gestion correspondants aux porteurs de titres. Il stipule qu'un émetteur assujetti doit envoyer annuellement aux porteurs inscrits et aux propriétaires véritables de ses titres un formulaire de demande au moyen duquel ceux-ci pourront demander un exemplaire des états financiers annuels ou intermédiaires, ou des deux, et des rapports de gestion correspondants. L'émetteur assujetti doit envoyer les états financiers annuels ou intermédiaires, sans frais, aux porteurs inscrits ou aux propriétaires véritables qui les ont demandés au plus tard à la dernière des deux dates suivantes : a) la date limite pour le dépôt des états financiers demandés et b) le 10e jour civil suivant la réception de la demande par l'émetteur. Sinon, il n'existe aucune obligation pour les émetteurs assujettis d'envoyer ces documents.

La Fiducie est en accord avec cette modification, étant donné que les états financiers annuels et intermédiaires et les rapports de gestion correspondants sont déposés sur le site www.sedar.com et peuvent être consultés par quiconque le désire. De plus, la Fiducie est en faveur de l'économie de papier qui résultera du fait qu'elle n'aura plus à envoyer des documents d'information volumineux à des porteurs de parts qui ne désirent peut-être pas les recevoir. Par conséquent, le conseil d'administration de APF a jugé qu'il était approprié et dans l'intérêt des porteurs de parts de supprimer l'alinéa 16.3a) et la partie du paragraphe 16.2 de l'acte de fiducie qui exige la remise des états financiers intermédiaires à tous les porteurs de parts chaque trimestre.

Ainsi, la Fiducie enverra ses états financiers annuels et intermédiaires et les rapports de gestion correspondants uniquement aux porteurs de parts qui en feront la demande.

Par conséquent, à l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à adopter une résolution spéciale visant à modifier l'acte de fiducie de manière à supprimer l'alinéa 16.3a) et la première phrase du paragraphe 16.2 (la « résolution relative à la modification de l'acte de fiducie »).

Le conseil d'administration recommande aux porteurs de parts d'approuver la résolution relative à la modification de l'acte de fiducie.

La résolution relative à la modification de l'acte de fiducie est énoncée à l'annexe A.

4. **Modification des conventions de redevances**

APF et le fiduciaire sont parties à une convention de redevances initialement conclue le 17 décembre 1996, en sa version modifiée et mise à jour, et 990009 Alberta Inc., à titre de commandité de APF Energy Limited Partnership, et le fiduciaire est partie à une convention de redevances initialement conclue le 30 mai 2002, en sa version modifiée et mise à jour (collectivement, les « conventions de redevances »).

Dans les conventions de redevances, les définitions des termes « réserves prouvées » et « réserves probables » correspondent à celles de l'Instruction générale n° C 2-B. Le *Règlement 51-101 sur l'information concernant les activités pétrolières et gazières* (le « règlement 51-101 »), publié récemment par les Autorités canadiennes en valeurs mobilières, impose à l'ensemble du secteur de nouvelles définitions de ces termes. Plus particulièrement, les nouvelles définitions prévoient des degrés de certitude précis, soit 90 % dans le cas des réserves prouvées et 50 % dans le cas des réserves prouvées et des réserves probables.

Par conséquent, les définitions des termes « réserves prouvées » et « réserves probables » qui se trouvent dans les conventions de redevances ne sont pas conformes aux nouvelles définitions du règlement 51-101. Cela a une incidence sur le calcul de la « valeur de l'actif » servant à déterminer si une vente de propriétés doit être approuvée par le conseil d'administration ou les porteurs de parts aux termes du paragraphe 9.2 des conventions de redevances et à fixer les montants seuils qui peuvent être empruntés pour acquérir des propriétés, ces emprunts devant être garantis par une charge grevant ces propriétés et ayant priorité de rang par rapport à la redevance payable à la Fiducie aux termes de l'alinéa 10.3b) des conventions de redevances, étant donné que la définition de « valeur de l'actif » qui figure dans les conventions de redevances est fondée sur les définitions des termes « réserves prouvées » et « réserves probables » de l'Instruction générale n° C 2-B.

Le conseil d'administration de APF a donc jugé prudent de modifier sans délai les définitions des termes « valeur de l'actif », « réserves prouvées » et « réserves probables » qui figurent dans les conventions de redevances afin de tenir compte des définitions prescrites par le règlement 51-101. La définition du terme « valeur de l'actif » proposée est la suivante : « valeur de l'actif » désigne, à l'égard d'une propriété, la valeur actualisée de tous les produits nets avant impôts estimatifs tirés des réserves prouvées et des réserves probables qui sont indiqués dans le rapport technique le plus récent portant sur cette propriété, actualisée au taux annuel de 15 % et fondée sur les hypothèses de la hausse des prix et des coûts » et les termes « réserves prouvées » et « réserves probables » ont le sens qui leur est attribué dans le règlement 51-101.

Par conséquent, à l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à adopter une résolution spéciale (la « résolution relative à la modification des conventions de redevances ») autorisant le conseil d'administration à modifier les définitions des termes « réserves prouvées » et « réserves probables » qui figurent dans les conventions de redevances.

Le conseil d'administration recommande aux porteurs de parts d'approuver la résolution relative à la modification des conventions de redevances.

La résolution relative à la modification des conventions de redevances est énoncée à l'annexe A.

5. Élection des administrateurs de APF

L'acte de fiducie prévoit que les membres du conseil d'administration de AFP doivent être choisis au moyen d'un vote des porteurs de parts à une assemblée des porteurs de parts tenue conformément à l'acte de fiducie et que, après cette assemblée, le fiduciaire doit élire les personnes ainsi choisies par les porteurs de parts au conseil d'administration de AFP.

Les six (6) candidats ont été mis en candidature à titre d'administrateurs de APF pour un mandat se terminant à la prochaine assemblée annuelle, au moment où leurs successeurs seront dûment élus ou nommés ou au moment où ils quitteront leur charge.

Le tableau suivant présente le nom et la municipalité de résidence des six personnes pouvant être choisies par les porteurs de parts comme administrateurs de APF, le nombre de parts de fiducie de la Fiducie dont chacun est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce une emprise, le poste occupé par chacun au sein de AFP, la date à laquelle chacun est devenu administrateur et son occupation principale.

Nom et municipalité de résidence	Nombre de parts de fiducie détenues en propriété véritable ou sur lesquelles une emprise est exercée	Poste occupé et durée du mandat à titre d'administrateur	Occupation principale
Martin Hislop Calgary (Alberta)	254 421[4][6]	Chef de la direction et ancien président; administrateur depuis le 8 décembre 1995	Chef de la direction de APF
Steven Cloutier[2] Calgary (Alberta)	266 372[4][6]	Président, chef de l'exploitation, secrétaire général et trésorier; administrateur depuis le 8 décembre 1995	Président et chef de l'exploitation de APF
Donald Engle[1][2] Calgary (Alberta)	23 008[5]	Administrateur depuis le 1er décembre 2000 et président du conseil depuis le 19 mars 2002	Président de Sapphire Resources Ltd., société de consultation fermée du secteur pétrolier et gazier, et administrateur et chef de l'exploitation de Welton Energy Corporation, petite société pétrolière et gazière
Daniel Mercier[1][2] Okotoks (Alberta)	6 661[5]	Administrateur depuis le 1er octobre 1996	Conseiller en matière d'exploitation de SOCO International plc, société d'exploration pétrolière et gazière internationale, et président de Asia Energy Ltd., société pétrolière et gazière fermée
William Dickson[1] Calgary (Alberta)	15 830[5]	Administrateur depuis le 1er novembre 1996	Administrateur de Dickson Resources Inc., société pétrolière et gazière, et administrateur de IMS Petroleum Ltd.

Nom et municipalité de résidence	Nombre de parts de fiducie détenues en propriété véritable ou sur lesquelles une emprise est exercée	Poste occupé et durée du mandat à titre d'administrateur	Occupation principale
Robert MacDonald[1] Calgary (Alberta)	Néant[5]	Administrateur depuis le 11 juin 2003	Homme d'affaires à la retraite, directeur, Services aux entreprises de Marchés mondiaux CIBC, d'octobre 1998 à mai 2003; auparavant, directeur général de Koch Capital, division de courtage d'une société d'énergie fermée située aux États-Unis, de mars 1998 à octobre 1998

Notes

(1) Membre du comité de vérification et des réserves.
(2) Membre du comité de rémunération.
(3) Le conseil d'administration de la Fiducie n'a pas de comité de direction.
(4) M. Hislop détient des options et des droits permettant l'acquisition de 186 344 parts de fiducie, à des prix de levée ou d'exercice se situant entre 9,67 $ et 12,17 $, et Steven Cloutier détient des options et des droits permettant l'acquisition de 171 844 parts de fiducie, à des prix de levée ou d'exercice se situant entre 8,00 $ et 12,17 $.
(5) MM. Mercier, Dickson, Engle et MacDonald détiennent respectivement 19 358, 19 913, 21 179 et 14 358 options et droits leur permettant d'acheter des parts de fiducie.
(6) Des parts de fiducie qui sont détenues par MM. Hislop (directement et indirectement) et Cloutier, 81 396 et 96 678, respectivement, sont assujetties à des conventions d'entiercement conclues à la suite de l'internalisation des fonctions de gestion de la Fiducie en janvier 2003. Ces parts de fiducie peuvent être libérées, dans le cas de M. Hislop, à raison de la moitié les 3 janvier 2005 et 2006 et, dans le cas de M. Cloutier, à raison d'un tiers les 3 janvier 2005, 2006 et 2007.

Martin Hislop était membre de la direction de APF Energy Management Inc. (le « gestionnaire ») depuis septembre 1994 et est devenu membre de la direction de APF en décembre 1995. De 1986 à juillet 1994, M. Hislop a été président et chef de la direction de Lakewood Energy Inc et de sa société devancière, Lakewood Capital Group Inc.

Steven Cloutier était membre de la direction du gestionnaire depuis septembre 1994 et est devenu membre de la direction de APF en décembre 1995. Avant 1994, M. Cloutier exerçait le droit dans le secteur privé.

M. Engle est agent foncier professionnel et est président de Sapphire Resources Ltd., société de consultation fermée du secteur pétrolier et gazier, depuis 1975. Il est également administrateur et chef de l'exploitation de Welton Energy Corporation, petite société pétrolière et gazière, depuis août 2003. De 1996 à mai 2000, M. Engle a également été président de Grey Wolf Exploration Inc., société pétrolière et gazière inscrite à la TSX. Il a siégé au conseil de CanScot Resources Ltd. jusqu'à l'acquisition de cette dernière par APF en septembre 2003.

M. Mercier est conseiller en matière d'exploitation de SOCO International plc (« SOCO »). De septembre 1998 à février 2004, il a été vice-président, Exploitation de cette société. Il est également président de Asia Energy Ltd., société pétrolière et gazière fermée, depuis l'établissement de celle-ci en 1995. Auparavant, il était président du conseil, chef de la direction et administrateur de Territorial Resources, Inc., société d'exploration pétrolière et gazière internationale du Colorado qui a fusionné avec SOCO le 8 septembre 1998. SOCO est une société inscrite en bourse du Royaume-Uni qui se consacre à l'exploration et à la production de pétrole et de gaz naturel à l'échelle internationale.

M. Dickson est consultant et donne des conseils en matière d'exploitation pétrolière à des sociétés de services pétroliers et gaziers depuis qu'il a pris sa retraite comme vice-président, Production de Ultramar Oil and Gas Canada Ltd en 1989. Au cours de cette période, il a également siégé au conseil de Dickson Resources Inc., société de pétrole et de gaz naturel, et de Arlyn Enterprises Ltd., qui fournit des lubrifiants aux commerces et aux particuliers. De novembre 1995 à janvier 1997, il a été vice-président de 3-D Reclamation Inc., société qui s'occupe de l'abandon et de la remise en état de puits de pétrole et de gaz.

M. MacDonald est un homme d'affaires à la retraite. D'octobre 1998 à mai 2003, il a été directeur, Services aux entreprises de Marchés mondiaux CIBC Inc., filiale d'une banque à charte canadienne. De mars 1998 à octobre 1998, il a été directeur général de Koch Capital, division de courtage d'une société d'énergie fermée située aux États-Unis. De 1993 à mars 1998, M. MacDonald a été vice-président, Groupe pétrolier et gazier de la CIBC. Pendant les 17 années précédentes, il a occupé divers postes au sein du secteur des services financiers.

Les renseignements sur les titres détenus en propriété véritable, directement ou indirectement, ou faisant l'objet d'une emprise, ont été fournis à la Fiducie par les intéressés.

6. Nomination des vérificateurs de la Fiducie

L'acte de fiducie prévoit que les vérificateurs de la Fiducie doivent être choisis à chacune des assemblées annuelles des porteurs de parts. Par conséquent, les porteurs de parts examineront une résolution ordinaire visant à nommer la société PricewaterhouseCoopers s.r.l., comptables agréés, de Calgary, en Alberta, comme vérificateurs de la Fiducie jusqu'à la prochaine assemblée annuelle des porteurs de parts et à autoriser les administrateurs de APF à fixer la rémunération des vérificateurs. PricewaterhouseCoopers s.r.l. sont les vérificateurs de la Fiducie depuis la formation de celle-ci, le 10 octobre 1996.

RÉMUNÉRATION DE LA DIRECTION

Le 18 décembre 2002, les porteurs de parts ont approuvé l'internalisation des fonctions de gestion de la Fiducie et, dans le cadre de l'acquisition du gestionnaire par la Fiducie, le 3 janvier 2003, la structure de gestion externe de la Fiducie et tous les frais connexes ont été abolis.

Le conseil d'administration de APF a formé un comité de rémunération dont les membres sont Donald Engle et Daniel Mercier, deux administrateurs non reliés, et Steven Cloutier, administrateur qui fait partie de la direction.

Rapport du comité de rémunération

Rémunération de la direction

APF est une filiale en propriété exclusive de la Fiducie et, à l'heure actuelle, son conseil est formé en majorité d'administrateurs non reliés qui sont élus par les porteurs de parts. Puisque 2003 était la première année d'exploitation durant laquelle les fonctions de gestion étaient internalisées, l'ensemble du conseil d'administration de APF a décidé de régler lui-même la question de la rémunération des employés plutôt que d'en déléguer la responsabilité au comité de rémunération. À l'avenir, le comité de rémunération sera chargé de cette fonction et de faire des recommandations au conseil.

Les administrateurs non reliés de APF ont établi que l'un des objectifs de l'internalisation devait être d'établir une structure de rémunération qui placerait les employés de APF au point médian du secteur pétrolier et gazier, en ce qui a trait au salaire de base, et leur donnerait la possibilité de passer au premier quartile au moyen d'un régime incitatif à court terme (« RICT »). Puisque la Fiducie figure parmi les participants les plus rentables du secteur depuis sa création, les administrateurs non reliés de APF voulaient s'assurer que la rémunération totale des employés serait de nature à inciter ces derniers à continuer à générer d'excellents rendements.

Afin d'avoir accès à des ressources supplémentaires, le conseil d'administration de APF a demandé à un cabinet d'experts-conseils indépendant, à la fin de 2002, de l'aider à établir l'échelle de rémunération. Plus précisément, le mandat des experts-conseils consistait à examiner la rémunération de la direction et de la comparer à la rémunération versée par d'autres sociétés et fiducies pétrolières et gazières d'envergure comparable.

Après avoir analysé les objectifs de l'internalisation, les données pertinentes fournies par le cabinet d'experts-conseils indépendant et d'autres sources de renseignements sur la rémunération, les membres indépendants du conseil de APF ont approuvé la rémunération pour 2003 et ont mis en œuvre un nouveau RICT dans le cadre duquel le premier versement a été fait au début de 2004.

Salaire de base

Tous les employés de APF reçoivent un salaire de base concurrentiel par rapport au secteur. Pendant tout l'exercice 2003, APF a compté six hauts dirigeants désignés au sens de la *Loi sur les valeurs mobilières* de l'Ontario. Le chef de la direction et le président ont touché chacun un salaire de base de 248 000 $ en 2003. Les quatre vice-présidents ont touché chacun un salaire de base de 168 000 $ en 2003. Les administrateurs non reliés de APF étaient chargés de fixer le salaire des membres de la direction, tandis que celui du personnel a été établi par la direction.

RICT

Le régime incitatif à court terme de APF (le « RICT ») vise à offrir aux employés de APF la possibilité d'accroître leur revenu grâce à l'augmentation du rendement de l'entreprise et de chaque employé. Conjugué au salaire de base, au régime incitatif d'options d'achat de parts de fiducie et au régime incitatif de droits d'achat de parts de fiducie, le RICT constitue un élément clé de la rémunération des employés, qui vise à inciter les employés à contribuer à la réussite de APF et de la Fiducie.

L'objectif étant de recruter et de fidéliser des employés compétents, le RICT prévoit le versement de primes appréciables au cours des années où la Société a obtenu des résultats exceptionnels et les porteurs de parts ont réalisé un rendement considérable.

Le RICT est composé de deux éléments : la prime de rendement collectif, liée au rendement financier de la Fiducie, et la prime de rendement individuel, fondée sur le rendement de chaque employé.

1. Prime de rendement collectif

Le premier élément du RICT est l'établissement d'un compte de primes, à partir duquel la prime de rendement collectif sera versée. La prime de rendement collectif se caractérise de la façon suivante :

- Elle sera partagée par tous les employés de APF, quel que soit le poste qu'ils occupent au sein de l'entreprise.
- La somme totale qui sera versée au compte sera calculée d'après une formule fondée sur le rendement total par part de la Fiducie et les rentrées de fonds de la Fiducie, de la façon décrite ci-après.
- La somme versée à chaque employé sera proportionnelle au salaire de base de celui-ci en pourcentage de la masse salariale totale.

Rendement total

Le rendement total correspond à la somme de la plus-value (ou la moins-value) du prix par part de fiducie et de la distribution annuelle, divisée par le prix par part de fiducie au début de l'exercice.

- Exemples au moyen des données réelles de 2003

Prix par part de fiducie, au début de l'exercice	9,79 $
Prix par part de fiducie, à la fin de l'exercice	12,48 $*
Plus-value du prix	2,69 $
Distributions au cours de l'exercice	2,19 $
Rendement total	4,88 $
Rendement total, exprimé en pourcentage	49,85 %

* Afin de réduire la volatilité, le « prix par part à la fin de l'exercice » est calculé comme étant le prix moyen pondéré en fonction du volume au cours des 10 jours de bourse précédant le 1er janvier et les 10 jours de bourse suivant cette date.

En tenant compte du rendement total par part, la rémunération que les employés peuvent obtenir conformément au RICT correspond aux intérêts des porteurs de parts. **Aucune somme ne peut être versée au compte de primes si le rendement total n'atteint pas au moins 10 %.**

Rentrées de fonds

Le deuxième élément de la prime de rendement collectif est liée aux rentrées de fonds de la Fiducie, en chiffres bruts. Les rentrées de fonds correspondent aux produits, déduction faite des frais d'exploitation, des redevances et des autres frais liés à l'exploitation de la Fiducie, sans tenir compte des frais liés au RICT. En tenant compte des rentrées de fonds, la rémunération que les employés peuvent obtenir conformément au RICT est liée à la croissance de l'entreprise, mais uniquement si le rendement total minimal est atteint.

Calcul du compte de primes et versement de la prime de rendement collectif

La somme qui sera versée au compte de primes est calculée selon la formule indiquée au tableau 1. Le montant du compte de primes augmentera parallèlement à la hausse du rendement total et du bénéfice d'exploitation net.

Tableau 1

Rendement total	Pourcentage de la prime
<10 %	0,00 %
10-15 %	1,08 %
15-20 %	1,30 %
20-25 %	1,56 %
25-30 %	1,87 %
30-35 %	2,24 %
35-40 %	2,69 %
40-45 %	3,22 %
45-50 %	3,87 %
50-55 %	4,64 %
55-60 %	5,57 %
60-65 %	6,69 %
65-70 %	8,02 %
70-75 %	9,63 %
75-80 %	11,56 %
80-85 %	13,87 %
85 %+	16,64 %

Une fois le calcul du compte de primes effectué, les sommes versées à chaque employé à titre de prime de rendement collectif sont calculées d'après le salaire de base de chacun pour l'exercice terminé le plus récent, en pourcentage de la masse salariale totale.

2. Prime de rendement individuel

Afin de reconnaître l'apport de chacun au succès de la Fiducie, le conseil d'administration de APF a décidé qu'une partie du RICT devait être liée à divers critères de rendement personnel.

L'admissibilité à la prime de rendement individuel est tributaire de l'ancienneté de l'employé au sein de l'entreprise. Le comité de rémunération du conseil d'administration de APF est autorisé à établir toutes les primes de rendement individuel, que le conseil d'administration de APF approuve ensuite, à sa discrétion.

REER et régime d'épargne collectif

APF dispose d'un REER collectif qui permet aux membres de la direction et aux employés de bénéficier d'une cotisation correspondante de l'employeur jusqu'à concurrence de 5 % du salaire de base, sous réserve de certaines restrictions. Le régime offre également un volet épargne aux employés qui ne souhaitent pas cotiser à un REER.

Régime d'options et de droits (« régime incitatif »)

APF a un régime incitatif qui est issu du regroupement de deux régimes : le régime qui avait été créé lorsque la Fiducie a été établie en 1996 et le régime qui a été créé en 2001 pour tenir compte de l'évolution du secteur des fiducies pétrolières et gazières.

Le premier régime (le « régime initial ») est un régime d'options conventionnel, aux termes duquel des options permettant l'acquisition de parts de fiducie étaient octroyées au cours du marché en vigueur au moment de l'octroi. Les droits sur les options étaient acquis à leur titulaire par tranches d'un tiers au premier, au deuxième et au troisième anniversaires de la date de l'octroi.

En 2001, APF a cessé d'octroyer des options aux termes du régime initial, après que les porteurs de parts ont approuvé un régime incitatif de droits d'achat de parts de fiducie (le « régime de droits »). À la différence de plusieurs émetteurs publics, APF n'a pas modifié le prix des options ni fusionné les deux régimes; elle a plutôt gelé le régime initial. Le régime de droits est semblable au régime initial, sauf que le prix d'exercice des droits peut être réduit, au choix du porteur, conformément à une formule liée aux distributions et à la valeur comptable de l'actif. Par ailleurs, la même règle s'applique en ce qui concerne les droits acquis en tranches d'un tiers.

Contrats d'emploi

Tous les membres de la direction ont conclu un contrat d'emploi avec APF. Les modalités principales de ces contrats prévoient qu'une indemnité de départ sera versée au membre de la direction qui est congédié sans motif valable. Ces dispositions s'appliquent également en cas de changement de contrôle de la Fiducie. Le chef de la direction et le président ont chacun le droit de recevoir une indemnité correspondant au double de leur salaire de base de l'année précédente, en plus des sommes qui leur sont dues aux termes du RICT et des avantages sociaux. Chaque vice-président a droit à une indemnité correspondant à son salaire de base de l'année précédente, en plus des sommes qui lui sont dues aux termes du RICT et des avantages sociaux.

Rémunération du président et du chef de la direction

Les facteurs dont tient compte le comité de rémunération aux fins de l'établissement de la rémunération totale du président et du chef de la direction ainsi que la manière dont ils sont examinés ressemblent à ceux qui servent à établir la rémunération totale des autres dirigeants de APF. Toutefois, dans le cas du président et du chef de la direction, le rendement global de la Fiducie ainsi que le rendement du président et du chef de la direction au chapitre du leadership, de l'exécution et de la planification stratégique revêtent davantage d'importance.

Le présent rapport est présenté par le comité de rémunération.

Donald Engle
Daniel Mercier
Steven Cloutier

Graphique sur le rendement

Le graphique et le tableau suivants comparent la variation du rendement cumulatif réalisé par les porteurs de parts du 31 décembre 1997 au 31 décembre 2003 sur un placement de 100 $ dans des parts de fiducie à celle du rendement cumulatif total de l'indice composé S&P/TSX et de l'indice TSX des producteurs de pétrole et de gaz, en présumant le réinvestissement des dividendes ou des distributions, le cas échéant, pendant la période visée.

Le graphique qui suit illustre le rendement total réalisé par les porteurs de parts. Voici les détails des distributions :

Période de versement	Montant
du 1er janvier au 31 décembre 1998	1,840 $
du 1er janvier au 31 décembre 1999	1,555 $
du 1er janvier au 31 décembre 2000	1,900 $
du 1er janvier au 31 décembre 2001	3,045 $
du 1er janvier au 31 décembre 2002	1,800 $
du 1er janvier au 31 décembre 2003	2,180 $
TOTAL	12,320 $

INDICE	31 DÉC. 1997	31 DÉC. 1998	31 DÉC. 1999	31 DÉC. 2000	31 DÉC. 2001	31 DÉC. 2002	31 DÉC 2003
Rendement total de APF Energy Trust	100	113	132	198	266	314	489
Rendement total de l'indice composé S&P/TSX	100	98	130	139	122	107	135
Rendement total de l'indice TSX des producteurs de pétrole et de gaz	100	70	85	125	129	150	181

Valeur des indices de rendement total



500
400
300
200
100
0
31 déc. 1997
31 déc. 1998
31 déc. 1999
31 déc. 2000
31 déc. 2001
31 déc. 2002
31 déc. 2003
APF Energy Trust
Indice composé S&P/TSX
Indice TSX des producteurs de pétrole et de gaz

Tableau récapitulatif de la rémunération

Le tableau qui suit indique la rémunération totale versée par APF à chaque haut dirigeant désigné au cours de chacun des trois exercices terminés les plus récents.

	Rémunération annuelle				Rémunération à long terme	Toute autre rémunération
Nom et poste principal	Exercice[(1)]	Salaire (en dollars)	Prime[(2)] (en dollars)	Autre rémunération annuelle (en dollars)	Nombre de titres visés par des options et des droits à la plus-value octroyés	
Martin Hislop Chef de la direction	2003	248 000	197 117	Néant	101 344	Néant
Steven Cloutier Président	2003	248 000	197 117	Néant	101 344	Néant
Bonnie Nicol Vice-présidente, Exploitation	2003	168 000	133 531	Néant	69 493	Néant
Alan MacDonald Vice-président, Finances	2003	168 000	133 531	Néant	69 493	Néant
Kenneth Pretty Vice-président, Expansion des affaires et Terrains	2003	168 000	133 531	Néant	69 493	Néant
John Ewing Vice-président, Sciences de la terre	2003	168 000	133 531	Néant	69 493	Néant

Notes

(1) Il s'agit uniquement de la rémunération de l'exercice terminé le 31 décembre 2003, au cours duquel s'est effectuée l'internalisation des fonctions de gestion de la Fiducie. Auparavant, ni la Fiducie ni APF n'avait versé de rémunération aux hauts dirigeants désignés, étant donné que ces derniers étaient rémunérés par APF Energy Management Inc., gestionnaire de la Fiducie.

(2) Les primes ont été versées dans le cadre des primes de rendement collectif, qui sont décrites ci-dessus, pour l'exercice terminé le 31 décembre 2003. Les sommes indiquées ne tiennent pas compte des versements effectués en 2004 aux termes des primes de rendement individuel, qui sont décrites ci-dessus. Les primes de rendement individuel versées en 2004 devront être approuvées par le conseil d'administration de APF en 2004 et seront incluses dans la rémunération de l'exercice terminé le 31 décembre 2004.

(3) La valeur des avantages accessoires et des autres avantages de chaque haut dirigeant désigné est inférieure au moindre de 50 000 $ et de 10 % de la somme du salaire et des primes annuelles du haut dirigeant désigné pour l'exercice.

Options et droits à la plus-value octroyés au cours de l'exercice terminé le plus récent

Le tableau suivant présente les options et les droits à la plus-value octroyés à chaque haut dirigeant désigné au cours de l'exercice le plus récent :

Nom	Nombre de titres sous-jacents aux options et aux droits à la plus-value octroyés	Pourcentage du nombre total d'options et de droits à la plus-value octroyés aux employés au cours de l'exercice	Prix de levée ou de base[1] (en dollars par titre)	Valeur au marché des titres sous-jacents aux options et aux droits à la plus-value à la date de l'octroi (en dollars par titre)	Date d'expiration
Martin Hislop	101 344 droits	6,6 %	9,67	9,67	6 avril 2013
Steven Cloutier	101 344 droits	6,6 %	9,67	9,67	6 avril 2013
Bonnie Nicol	69 493 droits	4,5 %	9,67	9,67	6 avril 2013
Alan MacDonald	69 493 droits	4,5 %	9,67	9,67	6 avril 2013
Kenneth Pretty	69 493 droits	4,5 %	9,67	9,67	6 avril 2013
John Ewing	69 493 droits	4,5 %	9,67	9,67	6 avril 2013

Note

(1) Les porteurs de droits peuvent choisir de réduire le prix d'exercice de leurs droits au cours de périodes futures en déduisant de celui-ci une partie des distributions futures versées par la Fiducie. Se reporter à la rubrique « Régime incitatif d'options d'achat de parts de fiducie et régime incitatif de droits d'achat de parts de fiducie » ci-après.

Levée d'options d'achat de parts de fiducie et exercice de droits d'achat de parts de fiducie

Le tableau suivant présente, relativement aux hauts dirigeants désignés, le nombre de parts de fiducie acquises au moment de la levée d'options et de l'exercice de droits au cours de l'exercice et le nombre d'options d'achat de parts de fiducie non levées et de droits d'achat de parts de fiducie non exercés, ainsi que la valeur des options ou des droits d'achat de parts de fiducie en jeu au 31 décembre 2003.

Nom	Nombre de titres acquis ou levés	Valeur globale réalisée (en dollars)	Nombre d'options non levées et de droits et droits à la plus-value non exercés à la fin de l'exercice Pouvant/ne pouvant pas être levées ou exercés	Valeur des options non levées et des droits et droits à la plus-value non exercés en jeu à la fin de l'exercice[1] (en dollars) Pouvant/ne pouvant pas être levées ou exercés
Martin Hislop	26 700	112 985	38 333 / 133 011	108 617 / 380 291
Steven Cloutier	16 000	72 800	32 633 / 124 211	104 209 / 355 399
Bonnie Nicol	11 444	23 058	0 / 82 603	0 / 236 477
Alan MacDonald	6 780	7 729	4 887 / 92 826	13 732 / 265 012

Nom	Nombre de titres acquis ou levés	Valeur globale réalisée (en dollars)	Nombre d'options non levées et de droits et droits à la plus-value non exercés à la fin de l'exercice Pouvant/ne pouvant pas être levées ou exercés	Valeur des options non levées et des droits et droits à la plus-value non exercés en jeu à la fin de l'exercice(1) (en dollars) Pouvant/ne pouvant pas être levées ou exercés
Kenneth Pretty	13 333	21 333	5 000 / 92 827	14 050 / 265 413
John Ewing	0	0	0 / 69 493	0 / 199 445

Notes

(1) Le cours de clôture des parts de fiducie s'est établi à 12,54 $ à la TSX le 31 décembre 2003.

(2) Les porteurs de droits peuvent choisir de réduire le prix d'exercice de leurs droits au cours de périodes futures en déduisant de celui-ci une partie des distributions futures (le « facteur de réduction ») conformément au régime de droits. Se reporter à la rubrique « Régime incitatif d'options d'achat de parts de fiducie et régime incitatif de droits d'achat de parts de fiducie » ci-après. Le facteur de réduction du prix d'exercice correspond à l'excédent, s'il y a lieu, des distributions en espèces d'un trimestre civil sur 2,5 % de la valeur comptable nette des immobilisations corporelles de APF. Les valeurs des options en jeu non levées indiquées ci-dessus présument qu'aucun facteur de réduction n'a été appliqué.

RÉMUNÉRATION DES ADMINISTRATEURS DE APF

Pour l'exercice terminé le 31 décembre 2003, le président du conseil de APF a touché une provision annuelle de 50 000 $ et des jetons de présence de 2 000 $ par réunion du conseil et par réunion d'un comité à laquelle il a assisté et les frais qu'il avait engagés pour assister à ces réunions lui ont été remboursés. Chacun des autres administrateurs qui ne font pas partie de la direction de APF a touché une provision annuelle de 35 000 $. Ils ont bénéficié du même régime que le président du conseil en ce qui a trait aux jetons de présence et au remboursement des frais. Au cours de l'exercice de la Fiducie terminé le 31 décembre 2003, la rémunération versée aux administrateurs qui ne font pas partie de la direction de APF a totalisé 223 000 $.

De plus, pour avoir siégé au comité spécial chargé de l'internalisation du contrat de gestion, le président du conseil a touché une provision annuelle de 10 000 $ et des jetons de présence de 1 000 $ et chacun des autres administrateurs qui ne font pas partie de la direction a touché une provision annuelle de 5 000 $ et des jetons de présence de 1 000 $ par réunion du comité à laquelle ils ont assisté, ce qui totalise 91 000 $.

PRÊTS OCTROYÉS AUX ADMINISTRATEURS, AUX MEMBRES DE LA DIRECTION PRINCIPALE ET À D'AUTRES PERSONNES

Ni la Fiducie ni APF n'a octroyé de prêt aux membres de la direction ou aux administrateurs de APF au cours du dernier exercice.

RÉGIME INCITATIF D'OPTIONS D'ACHAT DE PARTS DE FIDUCIE ET RÉGIME INCITATIF DE DROITS D'ACHAT DE PARTS DE FIDUCIE (le « régime initial » et le « régime de droits », respectivement)

Au moment de l'établissement de la Fiducie, le conseil d'administration de APF a approuvé un régime incitatif d'options d'achat de parts de fiducie à l'intention des administrateurs, des membres de la direction, des employés et des consultants de APF. Le nombre d'options et le prix de levée de celles-ci sont établis par le conseil d'administration de APF au moment de l'octroi; toutefois, le prix de levée ne doit pas être inférieur au cours de clôture des parts de fiducie la veille de la date de l'octroi. Les options octroyées aux termes du régime initial peuvent être levées au cours d'une période ne dépassant pas cinq ans, sous réserve d'une révocation anticipée si le titulaire cesse d'être administrateur, membre de la direction, employé ou consultant de APF ou

encore s'il prend sa retraite, est atteint d'une invalidité permanente ou décède. Les options ne sont pas transférables. Aucune autre option ne sera octroyée aux termes du régime initial.

Par résolution du conseil d'administration de APF ayant pris effet le 1er février 1998, le régime initial a été modifié de manière à prévoir qu'au lieu d'être acquis à leur titulaire immédiatement, les droits sur les options seraient acquis par tranches d'un tiers au cours des années suivant le premier, le deuxième et le troisième anniversaires de la date de l'octroi.

À l'heure actuelle, des options d'achat visant 113 536 parts de fiducie ont été émises et sont en circulation aux termes du régime initial. Ces options, dont le prix de levée va de 7,15 $ à 9,70 $, expirent entre mars 2005 et mars 2006. Aucune nouvelle option ne sera octroyée.

Le 6 juin 2001, les porteurs de parts ont approuvé l'établissement du régime de droits, qui a été mis en œuvre par le conseil d'administration.

À l'heure actuelle, le régime de droits prévoit un nombre maximal de 2 600 000 parts de fiducie. Le nombre de droits et le prix d'exercice sont établis par le conseil d'administration de APF au moment de l'octroi; toutefois, le prix d'exercice ne doit pas être inférieur au cours de clôture des parts de fiducie la veille de la date de l'octroi.

Les distributions par part de fiducie aux porteurs de parts au cours d'un trimestre civil qui représentent un rendement de plus de 2,5 % de la valeur comptable nette des immobilisations de la Fiducie à la fin de ce trimestre civil peuvent permettre au titulaire de réduire le prix d'exercice des droits, à son choix, au moyen d'un avis donné à APF au moment de l'exercice des droits. Le régime de droits est administré par le conseil d'administration, qui peut également modifier le seuil de 2,5 % selon son appréciation du contexte économique, établir un prix minimal en vue de l'émission des parts de fiducie au moment de l'exercice des droits et prolonger la période d'exercice des droits, sous réserve d'une période maximale de dix ans.

Les droits octroyés conformément au régime de droits peuvent être exercés pendant une période ne dépassant pas dix ans, sous réserve d'une révocation anticipée si le titulaire cesse d'être administrateur, membre de la direction, employé ou consultant de APF. Les droits ne sont pas transférables. Ils sont acquis à leur titulaire sur une période de trois ans, à raison d'un tiers à la fin de chaque année, ainsi que dans certaines autres circonstances restreintes.

À l'heure actuelle, des droits permettant l'achat de 2 180 002 parts de fiducie ont été octroyés aux termes du régime de droits. Ces droits, dont le prix d'exercice va de 9,67 $ à 12,17 $, expirent entre mars 2012 et mars 2014. Se reporter à la rubrique « Questions à l'ordre du jour – Modification du régime incitatif de droits d'achat de parts de fiducie ».

RÉGIE D'ENTREPRISE

Introduction

Le conseil d'administration évalue constamment les politiques et méthodes de la Société en matière de régie d'entreprise. En 2003, le conseil a nommé un nouveau membre, qui a également été nommé au comité de vérification (et au comité des réserves), qui, grâce à sa formation et à son expérience, est apte à lire et à interpréter des états financiers, et a accepté la démission d'un administrateur faisant partie de la direction à titre de membre du comité. Le comité de vérification est donc composé entièrement d'administrateurs non reliés.

Lignes directrices sur la régie d'entreprise

Le conseil d'administration de APF et la direction appuient les lignes directrices de la TSX en matière de régie d'entreprise. Les pratiques adoptées par APF, pour le compte de la Fiducie, en matière de régie d'entreprise et l'analyse de la conformité aux lignes directrices sont décrites ci-dessous.

	Lignes directrices sur la régie d'entreprise	Conformité de la Fiducie	Remarques
1.	Le conseil d'administration devrait assumer explicitement la responsabilité de gérance et notamment la responsabilité des questions suivantes :	Oui	Le conseil d'administration de APF (le « conseil ») accepte expressément la responsabilité de la gérance de la Fiducie dans la mesure où cette responsabilité a été déléguée à APF dans l'acte de fiducie. En général, le conseil, de concert avec le chef de la direction de APF (le « chef de la direction »), établit les objectifs principaux de la Fiducie et supervise la gestion des activités commerciales et des affaires internes de la Fiducie dans le but de réaliser les objectifs en question.
	a) l'adoption d'un processus de planification stratégique;	Oui	Le conseil a adopté un processus de planification stratégique. Chaque année, le conseil se réunit pour analyser l'entreprise et l'exploitation de APF dans le contexte de l'évolution du secteur et des marchés financiers. Étant donné la croissance rapide de l'actif de APF, le conseil se réunit chaque semestre, en plus des réunions annuelles, pour que les membres de la direction principale puissent lui fournir une analyse détaillée du rendement passé, des initiatives actuelles et des projets de APF. Le plan est révisé chaque année, une fois que le rapport technique indépendant de APF est terminé et que les résultats d'exploitation et les résultats financiers ont été publiés.
	b) la définition des risques principaux et la mise en œuvre de systèmes de gestion de ces risques;	Oui	Le conseil a défini les risques principaux auxquels sont exposées APF et la Fiducie. Des systèmes de gestion des risques ont été mis en œuvre et sont supervisés par le comité de vérification en ce qui a trait aux contrôles financiers internes, et par l'ensemble du conseil en ce qui a trait à d'autres aspects de l'entreprise, tels que la gestion des risques liés aux marchandises, au cours du change et aux taux d'intérêt.
	c) la planification de la relève et l'encadrement des membres de la direction principale;	Oui	Le conseil a établi que la planification de la relève incombait au chef de la direction. Le conseil supervise actuellement le rendement des membres de la direction principale.

	Lignes directrices sur la régie d'entreprise	Conformité de la Fiducie	Remarques
	d) la politique de communication;	Oui	Le conseil a désigné le président, le chef de la direction et le vice-président, Finances à titre de porte-parole de la Fiducie afin d'assurer une communication efficace entre la Fiducie, les porteurs de parts, le public et les organismes de réglementation. Le comité de vérification examine l'information financière communiquée au public et la recommande à l'approbation du conseil avant sa diffusion.
	e) l'intégrité des systèmes de contrôle interne et d'information de gestion.	Oui	Le conseil assure l'intégrité des systèmes de contrôle interne et d'information de gestion par l'intermédiaire du comité de vérification auquel il a délégué cette tâche. Le comité de vérification examine les méthodes de contrôle de l'actif et les systèmes informatiques et supervise le processus de communication de l'information financière conformément aux principes comptables généralement reconnus.
2.	Le conseil devrait être composé en majorité d'administrateurs non reliés et description de la façon dont on est arrivé à cette conclusion.	Oui	Des six administrateurs actuels, quatre sont non reliés. Les administrateurs non reliés correspondent à la définition de ce terme qui se trouve dans les lignes directrices, selon laquelle l'administrateur non relié est indépendant de la direction et n'a aucun intérêt ni aucune relation d'affaires ou autre, à l'exclusion d'intérêts découlant de son actionnariat, qui soit susceptible de nuire d'une façon importante à sa capacité d'agir dans l'intérêt de la Fiducie ou qui soit raisonnablement susceptible d'être perçu comme ayant cet effet. Le président du conseil est l'un des administrateurs non reliés.
3.	Le conseil devrait nommer un comité composé en majorité d'administrateurs non reliés, chargé des mises en candidature au conseil et de l'évaluation des administrateurs.	Oui	Aucun comité n'a été nommé, ces tâches étant à l'heure actuelle généralement assumées par le conseil et, plus précisément, par le président du conseil, qui n'est pas relié à la direction.
4.	Le conseil devrait mettre en œuvre une marche à suivre aux fins de l'évaluation de l'efficacité du conseil dans son ensemble, des comités du conseil et de chacun des administrateurs.	Oui	Le conseil exerce cette fonction de façon permanente, avec l'aide de conseillers externes, au besoin.

	Lignes directrices sur la régie d'entreprise	Conformité de la Fiducie	Remarques
5.	Le conseil devrait fournir un programme d'orientation et de formation à l'intention de ses nouveaux membres.	Oui	Tous les membres actuels du conseil reçoivent régulièrement des renseignements propres à APF ainsi que des documents de formation continue portant sur un certain nombre de sujets pertinents, tels que les marchés de marchandises, la gestion des risques et la régie d'entreprise.
6.	Le conseil devrait revoir le nombre de ses membres afin d'améliorer son efficacité.	Oui	Le conseil actuel est composé de six membres, ce que le conseil juge approprié étant donné la taille de la Fiducie. Le conseil établira à nouveau, de temps à autre, si le nombre de ses membres doit être accru à nouveau ou non.
7.	Le conseil devrait revoir la rémunération des administrateurs afin de s'assurer qu'elle tient compte des responsabilités et des risques associés au fait d'être un administrateur.	Oui	Avec effet le 1er janvier 2003, la rémunération des administrateurs non reliés a été rajustée pour tenir compte des risques et des responsabilités accrus de ces derniers. Le montant de la rémunération a été établi d'après la rémunération versée aux administrateurs de sociétés ouvertes d'envergure similaire, ainsi que selon les données fournies par un conseiller en rémunération indépendant. Il s'agit du premier rajustement effectué depuis la création de la Fiducie en 1996. Le conseil établira, de temps à autre, si d'autres rajustements sont nécessaires, en se fondant sur les mêmes critères.
8.	Les comités devraient généralement être composés d'administrateurs qui ne font pas partie de la direction et la majorité des membres des comités devraient être non reliés.	Oui	Le comité de vérification et le comité des réserves sont composés exclusivement d'administrateurs non reliés. Le comité de rémunération est actuellement composé en majorité d'administrateurs non reliés. Il est prévu qu'après l'assemblée, le comité de rémunération sera composé exclusivement d'administrateurs non reliés.
9.	Le conseil devrait nommer un comité chargé de mettre au point la démarche devant être suivie par la société en ce qui concerne les questions de régie d'entreprise.	Oui	Le comité de vérification est actuellement chargé des questions de régie d'entreprise, y compris de faire des recommandations au conseil en ce qui concerne l'approbation de l'énoncé publié par la Fiducie en réponse aux lignes directrices en matière de régie d'entreprise de la TSX.
10.	Le conseil devrait définir les limites des responsabilités de la direction en élaborant des descriptions de fonctions relativement :	Oui	
	a) au conseil;	Oui	Le conseil a la responsabilité générale de la supervision de la gestion des activités commerciales et des affaires internes de APF. Il a le pouvoir et l'obligation, en vertu de la loi, de protéger l'actif de APF et d'en accroître la valeur dans l'intérêt de tous les porteurs de parts.

Lignes directrices sur la régie d'entreprise	Conformité de la Fiducie	Remarques
b) au chef de la direction. Le conseil devrait approuver les objectifs généraux du chef de la direction.	Oui	Le plan d'affaires annuel établi selon le plan stratégique est examiné par le conseil chaque année et est mis à jour aux réunions régulières du conseil. Une fois approuvé, ce plan devient le mandat du chef de la direction et du président.
11. Le conseil doit établir des processus assurant son indépendance par rapport à la direction.	Oui	Les membres indépendants du conseil, par l'intermédiaire du président du conseil, qui n'est pas relié à la direction, peuvent entamer des discussions et soumettre des propositions à l'ensemble du conseil.
12. Le conseil devrait établir un comité de vérification doté d'un mandat expressément défini, dont tous les membres seraient des administrateurs externes.	Oui	Le conseil a confié au comité de vérification, qui est composé exclusivement d'administrateurs externes et non reliés, un mandat écrit. Le comité est chargé d'examiner les fonctions de vérification et de recommander à l'approbation du conseil les documents d'information publiés, tels que les états financiers, les rapports trimestriels, les communiqués de presse financiers et les notices annuelles. Le comité doit s'assurer que la direction a mis en œuvre un système efficace de contrôle interne et rencontre les vérificateurs en la présence et en l'absence de la direction.
13. Le conseil devrait mettre en œuvre un système permettant à chaque administrateur d'engager un conseiller externe aux frais de la société.	Oui	Chaque administrateur peut engager un conseiller externe à tout moment avec l'approbation du président du conseil.

RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

Le 20 novembre 2003, la Fiducie a annoncé qu'elle avait adopté un régime de réinvestissement des distributions primes et d'achat de parts facultatif (le « régime de réinvestissement »), qui s'applique aux distributions mensuelles payables à compter du 15 décembre 2003.

Le régime de réinvestissement permet aux porteurs de parts admissibles de demander que leurs distributions en espèces mensuelles soient réinvesties dans des parts de fiducie supplémentaires dont le prix s'établit à 95 % du cours moyen (au sens donné à ce terme dans le régime de réinvestissement) à la date de distribution applicable. Il comporte une option permettant aux porteurs de parts admissibles qui participent au volet primes de demander que ces parts de fiducie supplémentaires soient remises à un courtier désigné en échange d'une distribution prime en espèces correspondant à 102 % de la distribution en espèces à laquelle ils auraient eu droit à la date de distribution applicable. Le régime de réinvestissement permet aussi aux porteurs de parts qui participent au volet réinvestissement des distributions ou au volet primes d'acheter des parts de fiducie nouvellement émises supplémentaires contre espèces à un prix d'achat correspondant au cours moyen des parts de fiducie (sans escompte) en tranches minimales de 1 000 $ par versement jusqu'à concurrence d'un montant global de 100 000 $ par porteur de parts au cours de tout mois civil, le tout sous réserve d'une limite annuelle globale de 2 % des parts de fiducie en circulation.

À ce jour, aucune nouvelle part de fiducie n'a été émise par la Fiducie en raison du régime de réinvestissement.

Un participant peut mettre fin à sa participation au régime de réinvestissement à tout moment en donnant un avis écrit à l'agent du régime de réinvestissement, soit Société de fiducie Computershare du Canada, au 100, University Avenue, 9e étage, Toronto (Ontario) M5J 2Y1.

INITIÉS INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Aucun des administrateurs ou des membres de la direction principale de APF, des candidats aux postes d'administrateurs de APF, des porteurs de parts qui sont propriétaires véritables de plus de 10 % des parts de fiducie de la Fiducie, ni aucune personne ayant des liens avec l'un d'eux ou appartenant au même groupe que l'un d'eux, n'a eu d'intérêt important, directement ou indirectement, dans une opération réalisée au cours de l'exercice terminé le 31 décembre 2003 ou dans une opération projetée qui a eu ou qui aurait un effet important sur la Fiducie ou sur APF, sauf pour ce qui est divulgué dans les présentes, à l'exception de l'internalisation des fonctions de gestion, qui est décrite dans la circulaire d'information de la Fiducie datée du 18 novembre 2002.

CERTAINES PERSONNES INTÉRESSÉES DANS DES POINTS À L'ORDRE DU JOUR

APF n'est au courant d'aucun intérêt important de l'un de ses administrateurs, candidats aux postes d'administrateurs ou membres de sa direction ou d'une personne ayant occupé un tel poste pendant l'exercice terminé le 31 décembre 2003, ni d'une personne ayant des liens avec l'un d'eux ou appartenant au même groupe que l'un d'eux, relativement à un point à l'ordre du jour de l'assemblée, sauf indication expresse dans les présentes.

AUTRES QUESTIONS

APF n'est au courant d'aucune modification ni d'aucune autre question devant être soumise à l'assemblée autre que les questions mentionnées dans l'avis de convocation. Toutefois, si une autre question est valablement soumise à l'assemblée, la personne exerçant les droits de vote rattachés à la procuration ci-jointe fera preuve de discernement à cet égard.

APPROBATION ET ATTESTATION

Le conseil d'administration de APF a approuvé le contenu de la présente circulaire d'information et en a autorisé l'envoi pour le compte de la Fiducie.

Le texte qui précède ne contient aucun énoncé faux d'un fait important ni n'omet d'énoncer un fait important qui est requis ou dont la mention est nécessaire afin qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait.

Le 2 avril 2004

Pour APF ENERGY TRUST,
APF Energy Inc.,

(signé) « *Martin Hislop* » Chef de la direction	(signé) « *Alan MacDonald* » Chef des finances

ANNEXE A

A. ***Résolution relative au renouvellement du mandat du fiduciaire***

IL EST RÉSOLU QUE Société de fiducie Computershare du Canada soit nommée fiduciaire de la Fiducie, jusqu'à ce que la Fiducie soit dissoute ou que le fiduciaire démissionne ou soit destitué ou remplacé, conformément aux dispositions de l'acte de fiducie par lequel la Fiducie a été établie.

B. ***Résolution relative à la modification du régime incitatif de droits d'achat de parts de fiducie***

IL EST RÉSOLU QUE :

1. Le régime incitatif de droits d'achat de parts de fiducie soit modifié, tel qu'il est décrit dans la circulaire d'information de la Fiducie datée du 2 avril 2004, afin de porter le nombre maximal de parts de fiducie pouvant être émises aux termes du régime de 2 600 000 à 3 200 000.

2. Chaque administrateur ou membre de la direction de APF soit par les présentes autorisé, pour le compte de la Fiducie, à signer et à remettre les documents et à prendre les autres mesures qu'il juge nécessaires ou souhaitables pour mettre en œuvre la présente résolution et les questions qu'elle autorise, son jugement étant attesté de façon concluante par la signature et la remise de ces documents et la prise de ces mesures.

C. ***Résolution relative à la modification de l'acte de fiducie***

IL EST RÉSOLU À TITRE DE RÉSOLUTION SPÉCIALE QUE :

1. L'acte de fiducie conclu entre APF et Société de fiducie Computershare du Canada pour le compte de la Fiducie soit modifié par les présentes par la suppression de la première phrase du paragraphe 16.2 et de l'alinéa 16.3a) de l'acte de fiducie.

2. Le fiduciaire et le conseil d'administration de APF soient par les présentes autorisés à établir la version définitive des modifications devant être apportées à l'acte de fiducie conformément à la résolution énoncée ci-dessus et à apporter toutes les modifications supplémentaires ou consécutives à l'acte de fiducie et aux autres conventions pertinentes qu'ils jugent nécessaires ou souhaitables afin de mettre à effet la résolution énoncée ci-dessus et d'en réaliser l'objet.

D. ***Résolution relative à la modification des conventions de redevances***

IL EST RÉSOLU À TITRE DE RÉSOLUTION SPÉCIALE QUE :

1. Les définitions des termes « valeur de l'actif », « réserves prouvées » et « réserves probables » qui se trouvent au paragraphe 1.1 des conventions de redevances soient modifiées, comme il est indiqué dans la circulaire d'information de la Fiducie datée du 2 avril 2004, afin d'être conformes aux nouvelles définitions des termes « réserves prouvées » et « réserves probables » stipulées dans le règlement 51-101.

2. Le fiduciaire et le conseil d'administration de APF soient par les présentes autorisés à établir la version définitive des modifications devant être apportées aux conventions de redevances conformément à la résolution énoncée ci-dessous et à apporter toutes les modifications supplémentaires ou consécutives aux conventions de redevances et aux autres conventions pertinentes de APF et de la Fiducie qu'ils jugent nécessaires ou souhaitables afin de mettre à effet la résolution énoncée ci-dessus et d'en réaliser l'objet.

Exemption Order # 82-5166

MATERIAL CHANGE REPORT
FORM 51-102F3

1. Reporting Issuer:

APF Energy Trust
Suite 2100, 144 – 4th Avenue SW
Calgary, Alberta T2P 3N4

2. Date of Material Change:

June 4, 2004

3. News Release:

A news release was issued on June 2, 2004 through Canada Newswire.

4. Summary of Material Change:

APF Energy Inc. ("APF") has acquired all of the outstanding shares of Great Northern Exploration Ltd. ("GNEL") in accordance with the offer of APF and APF Energy Trust (collectively, the "Offeror") to purchase all of the Common Shares of GNEL dated April 26, 2004 (the "Offer").

5. Full Description of Material Change:

On June 4, 2004, APF acquired 39,563,677 shares of GNEL in accordance with the Offer, representing approximately 90.5% of the GNEL Common Shares outstanding. In addition, on June 4, 2004, APF sent a notice to all remaining shareholders of GNEL pursuant to the compulsory acquisition provisions of the *Business Corporations Act* (Alberta) and has paid to GNEL the consideration that APF would have had to pay if all holders of Common Shares of GNEL had accepted the Offer. Accordingly, APF has become the holder of all the outstanding GNEL Common Shares.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7. Omitted Information:

Not Applicable.

8. Executive Officer:

For further information please contact Steven G. Cloutier, President and Chief Operating Officer, at (403) 294-1000.

9. Statement of Executive Officer:

The foregoing accurately discloses the material change referred to in this report.

10. Date of Report:

DATED at Calgary, Alberta on the 4 day of June, 2004.

APF ENERGY TRUST by APF ENERGY INC.

Per: (Signed) "Steven G. Cloutier"
President and Chief Operating Officer

Exemption Order # 82-5166

APF ENERGY TRUST

UNDERTAKING

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Commission

APF Energy Trust (the "Issuer") hereby undertakes to each of the foregoing securities regulatory authorities to provide to any person or company, upon request to the Secretary of the Issuer when the securities of the Issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i) one copy of the Annual Information Form ("AIF") of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii) one copy of the financial statements of the Issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Issuer that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii) one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii).

This Undertaking is given in connection with the filing of an AIF for the Issuer dated April 15, 2004.

DATED this 22nd day of April, 2004.

APF ENERGY TRUST
by APF ENERGY INC.

Per: (Signed) "Alan MacDonald"
Vice President Finance

Exemption Order # 82-5166

Management's Discussion and Analysis

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and March 31, 2003. The financial information had been prepared in accordance with Canadian GAAP and is presented in Canadian dollars. Additional information relating to APF, including disclosures required under National Instrument 51-101 ("NI 51-101"), can be found in the APF's 2003 Annual Information Form ("AIF") on SEDAR at www.sedar.com or on APF's website at www.apfenergy.com.

PRODUCTION

Production volumes were 12% higher during the first quarter of 2004 compared to 2003, reflecting the impact of acquisitions completed during 2003 and success of the drilling program. Natural declines in crude oil production were offset by a 31% increase in natural gas production that was acquired during 2003 primarily through the Nycan Energy Corp. ("Nycan") acquisition and developed through successful drilling at Countess and Enchant. Production during the second quarter will increase as a result of the Great Northern Exploration Ltd. ("Great Northern") acquisition, which is expected to close in early June 2004. At the time the acquisition was announced, Great Northern was producing approximately 5,600 boe/d.

	Three Months Ended March 31		
	2004	2003	% Change
Crude oil (bbl/d)	**6,104**	6,345	(4)
Natural gas (mcf/d)	**37,729**	28,745	31
NGL (bbl/d)	**424**	264	61
Total (boe/d)	**12,816**	11,400	12
Production split			
Oil & NGLs	**51%**	58%	(12)
Natural gas	**49%**	42%	17

MARKETING

During the first quarter, APF's production mix was 51% crude oil and NGLs and 49% natural gas. Crude oil was sold under 30 day evergreen contracts while approximately 25% of natural gas production was sold to aggregators pursuant to long-term contracts, with the remaining 75% sold in the spot market.

PRICES

During the first quarter of 2004, crude oil price realizations declined by 13% over the same quarter in 2003. While the benchmark West Texas Intermediate ("WTI") price increased by 4% over the first quarter of 2003, the largest impact on pricing resulted from a 13% decrease in the value of the U.S. dollar against the Canadian dollar during the same period. Natural gas realizations during the quarter decreased by 14% over the same period in 2003 with the AECO price declining by 17% over the corresponding period. NYMEX futures contracts for the remainder of 2004 suggest crude oil prices will exceed 2003 levels. APF expects gas prices during 2004 to remain consistent with or exceed 2003 levels as supply concerns dominate the market.

Effective January 1, 2004, APF has segregated costs associated with the transportation and selling of crude oil, natural gas and NGLs. Previously APF followed industry practice, which was to present revenues net of these costs. Accordingly, the March 31, 2004 comparative statements have been restated with these costs segregated, resulting in an increase to the gross price per unit of production.

	Three Months Ended March 31		
Prices - After Hedging ($Cdn.)	**2004**	2003	% Change
Crude oil (bbl)	**$ 35.06**	$ 40.32	(13)
Natural gas (mcf)	**6.95**	8.10	(14)
NGLs (bbl)	**33.80**	38.41	(12)
Total	**$ 38.27**	$ 43.76	(13)
Reference Pricing			
WTI ($U.S./bbl)	**$ 35.15**	$ 33.86	4
AECO gas ($Cdn./mcf)	**$ 6.60**	$ 7.92	(17)
Foreign exchange ($U.S./$Cdn.)	**$ 1.318**	$ 1.510	(13)

DERIVATIVES

Commodity prices are susceptible to market fluctuations. APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price of commodities on a portion of the production portfolio. One of the key assumptions in the preparation of APF's annual budget and estimate of annual distributions is commodity pricing. APF's mandate is to ensure that a portion of the year's distributions, based on certain commodity price assumptions, are protected. APF looks for opportunities to sell forward a portion of its production at levels at, or better than, the commodity prices used in the budget process.

While this guideline necessarily implies that commodity prices may rise, it must be acknowledged that commodity prices may fall. In this regard, in situations where commodity prices are below those used in the annual budget, management's expertise is relied upon to ensure that potential opportunities to mitigate the impact of lower commodity prices is mitigated. Hedging activities during the first quarter of 2004 reduced revenues that would otherwise have been received by $1.0 million, reducing the realized oil price by $3.77 per bbl and increasing the natural gas price by $0.31 per mcf.

Starting January 1, 2004, the Canadian Institute of Chartered Accountants ("CICA") implemented Accounting Guideline 13 "Hedging Relationships". Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to apply hedge accounting. Previously APF only recognized hedging gains and losses as they were realized at the end of the contract. After review of the existing hedging relationships it has been determined that APF's commodity, interest rate and foreign currency hedges do not qualify for hedge accounting. Estimated gains and losses on the contracts have been included in the statements of operations for the three month period ending March 31, 2004. APF's AECO natural gas hedges do qualify as effective, however the Trust has decided not to apply hedge accounting to these instruments, as management believes that the application of hedge accounting on certain transactions and not others would result in less transparent and potentially misleading financial information.

As of January 1, 2004, APF recorded $1.3 million for the mark-to-market value of the outstanding hedges as a derivative liability and a $1.3 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instruments. The deferred loss at January 1, 2004 was comprised of a $0.4 million loss for crude oil and natural gas, and a $0.9 million loss for interest rate swaps. At March 31, 2004, $0.12 million of the deferred loss had been recognized, with the remaining $1.18 million to be recognized during the remainder of 2004. At March 31, 2004 the fair value of the derivative instruments was $4.44 million. This has been recorded as a derivative liability and $3.14 million has been recorded as an expense on the statement of operations to reflect the change in fair values since December 31, 2003.

As of March 31, 2004 APF had the following hedges in place:

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
April to June 2004	Crude oil	Swap	2,500 bbls	$U.S. 30.78/bbl
April to June 2004	Natural gas	Swap	10,333 GJ	$Cdn. 5.76/GJ
April to June 2004	Natural gas	Swap	1,000 mmbtu	$U.S. 5.19/mmbtu
July to September 2004	Crude oil	Swap	2,167 bbls	$U.S. 29.58/bbl
July to September 2004	Natural gas	Swap	10,000 GJ	$Cdn. 5.75/GJ
July to September 2004	Natural gas	Swap	1,000 mmbtu	$U.S. 5.19/mmbtu
October to December 2004	Crude oil	Swap	1,833 bbls	$U.S. 30.45/bbl
October to December 2004	Natural gas	Swap	3,333 GJ	$Cdn. 5.75/GJ
October to December 2004	Natural gas	Swap	333 mmbtu	$U.S. 5.19/mmbtu
January 2005	Crude oil	Swap	1,000 bbls	$U.S. 31.74/bbl

In addition to commodity hedging, APF has also entered into foreign currency hedge contracts in order to mitigate currency risk. The Trust has hedged $U.S. 20 million of revenue at a rate of $Cdn. 1.3317 or $U.S. 0.7509 for calendar 2004.

At December 31, 2004, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount (000)	Interest rate
April 2004 to March 2007	$ 20,000	3.58% plus stamping fee
April 2004 to May 2006	$ 20,000	3.60% plus stamping fee
April 2004 to November 2005	$ 20,000	3.58% plus stamping fee

REVENUES

Oil and Gas (000 except per boe amounts)	2004	% of Total	Restated 2003	% of Total
	Three Months Ended March 31			
Crude oil sales	**$ 21,569**	**49**	$ 25,107	56
Natural gas sales	**22,783**	**51**	21,228	48
NGL sales	**1,305**	**3**	914	2
Commodity price hedging	**(1,027)**	**(2)**	(2,345)	(5)
Transportation	**(865)**	**(1)**	(811)	(1)
Other	**698**	**1**	409	1
Total revenue	**$ 44,463**	**100**	$ 44,502	100
Per boe	**$ 38.12**		$ 43.37	

Revenues for the first quarter of 2004, net of hedging, were consistent with the first quarter of 2003 at $44 million. Increased revenues from natural gas contributed to 51% of total revenue in the first quarter of 2004, an increase of $1.6 million over the same period in the previous year. Revenues from crude oil sales dropped $3.5 million over the first quarter of 2003, reflecting both declines in production and realized prices. *Effective January 1, 2004, APF has segregated costs associated with transportation and selling crude oil, natural gas and NGLs. APF previously* followed industry practice which was to present revenues net of these costs. Accordingly, March 31, 2003 comparative statements have been restated with these costs segregated.

ROYALTIES

For the first quarter, aggregate royalties as a percentage of revenue were consistent at 20.0%. Royalties per barrel of oil equivalent produced were 12% lower in 2004, reflecting changes in the property portfolio and associated royalty burdens.

(000 except per boe amounts)	2004	2003	% Change
	Three Months Ended March 31		
Crown royalties	**$ 5,426**	$ 5,135	6
Freehold royalties	**2,773**	3,112	(11)
Overriding royalties	**858**	845	2
Total royalties	**$ 9,057**	$ 9,092	–
% of revenue after hedging	**20.0%**	20.1%	–
Per boe	**$ 7.77**	$ 8.86	(12)

OPERATING COSTS

First quarter operating costs per boe increased by 17% over the same period in 2003, from $6.55 to $7.64. Increases were primarily due to field optimization costs on newly acquired properties and higher energy costs. Continued high-energy costs and general higher field costs associated with APF's current property portfolio are expected to negate any operating efficiencies initiated to reduce operating costs in the second and third quarters of 2004.

(000 except per boe amounts)	2004	Restated 2003	% Change
	Three Months Ended March 31		
Operating costs	**$ 8,910**	$ 6,719	33
Per boe	**$ 7.64**	$ 6.55	17

NETBACKS

Operating netbacks per boe decreased 19% over the same period in 2003, due to a combination of lower prices and higher operating costs, which were partially offset by a reduction in royalties per barrel of oil equivalent.

	Three Months Ended March 31		
($ per boe)	**2004**	2003	% Change
Net revenue (after hedging)	**$ 38.12**	$ 43.37	(11)
Royalties	**(7.77)**	(8.86)	(12)
Operating costs	**(7.64)**	(6.55)	17
Netback	**$ 22.71**	$ 27.96	(17)

GENERAL AND ADMINISTRATIVE

General and administrative costs increased in both absolute and per boe terms over the same period in 2003. The increase over the prior year is due to costs associated with the increase in staff commensurate with the corporate growth of APF.

	Three Months Ended March 31		
(000 except per boe amounts)	**2004**	2003	% Change
General and administrative	**$ 1,839**	$ 1,374	34
Per boe	**$ 1.58**	$ 1.34	18

INTEREST

Interest expense decreased in both absolute and per boe terms compared to the same period in 2003, reflecting the reduction in debt from $97 million to $55 million over the three month period ended March 31, 2003 and 2004 respectively.

	Three Months Ended March 31		
(000 except per boe amounts)	**2004**	2003	% Change
Interest	**$ 977**	$ 1,153	(15)
Per boe	**$ 0.84**	$ 1.12	(25)

DEPLETION, DEPRECIATION AND ACCRETION

	Three Months Ended March 31		
		Restated	
(000 except per boe amounts)	**2004**	2003	% Change
Depletion, depreciation and accretion	**$ 17,033**	$ 10,540	62
Per boe	**$ 14.60**	$ 10.16	44

Depletion, depreciation and accretion ("DD&A") increased by 62% per boe in the first quarter of 2004 from the same period in 2003. The increase over the prior year is attributable to the increase in plant, property and equipment due the asset retirement obligation adoption and through the corporate acquisitions completed during 2003. March 31, 2003 comparative DD&A has been restated to reflect the impact of adopting the asset retirement obligation.

ASSET RETIREMENT OBLIGATION

During the first quarter, APF adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("ARO"). This change in accounting policy has been applied retroactively with the restatement of prior periods presented for comparative purposes. Previously, APF recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

Management has estimated the total future asset retirement obligation based on APF's net ownership interest in all well and facilities. Included in this estimate are costs to abandon and reclaim wells and facilities, and the estimated timing for when these reclamation activities will occur in the future.

As a result of adopting the new standard, at December 31, 2003, the ARO increased to $21.80 million, PP&E net of accumulated depletion increased by $12.42 million and the future income tax liability decreased by $0.23 million. Opening accumulated earnings as at January 1, 2004 increased by $1.26 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision and future income taxes, on the asset retirement obligation recorded retroactively to 1996, the inception of the Trust.

The asset retirement obligation increased 44% from March 31, 2003. The increase is primarily attributable to the corporate acquisitions of Hawk, Nycan and CanScot completed during the year, as well as the accretion of the ARO to reflect the passage of time.

	Three Months Ended March 31		
		Restated	
(000)	**2004**	2003	% Change
Asset retirement obligation	$ **22,187**	$ 15,398	44

COMPENSATION EXPENSE

APF has prospectively adopted the CICA Handbook Section 3870 – "Stock Based Compensation". Under the transitional adoption rules, companies that prospectively adopted at December 31, 2003 are only required to recognize compensation expense for those options granted during 2003, with proforma disclosure of options granted during 2002. As APF only grants rights annually during the second quarter, compensation expense recognized during the first quarter of 2004 relates only to rights granted during 2003. Compensation expense at March 31, 2003 has been restated as the standard was adopted during the fourth quarter of 2003.

	Three Months Ended March 31	
		Restated
(000 except per boe amounts)	**2004**	2003
Compensation expense	$ **257**	$ 8
Per boe	**$ 0.22**	$ 0.01

TAXES

Saskatchewan capital tax and federal large corporation tax decreased by 28% during the quarter when compared to 2003 reflecting a reduction in capital tax rates over the corresponding period.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by APF Energy. During the first quarter, APF recorded a recovery of income taxes of $5.6 million compared to future tax expense (restated) of $1.09 million in 2003, leaving a balance of $58.6 million in future income taxes payable at March 31, 2004. 2003 future income taxes have been restated to reflect the adoption of ARO. At December 31, 2003 the effect of the restatement was to decrease future income taxes by $0.23 million.

	Three Months Ended March 31		
		Restated	
(000 except per boe amounts)	**2004**	2003	% Change
Capital and other taxes	**$ 605**	$ 836	(28)
Per boe	$ **0.52**	$ 0.81	(36)
Provision for (recovery of) future income taxes	**$ (5,607)**	$ 1,093	613

NET INCOME

Income decreased 41% to $8.1 million or $0.19 per trust unit ($0.19 diluted) at March 31, 2004 compared to $13.7 million or $0.54 per trust unit ($0.54 diluted) at March 31, 2003. The decrease is attributable to reduced operating netbacks, the impact of the asset retirement obligation on DD&A and recognition of a derivative loss at March 31, 2004.

SUMMARY OF QUARTERLY RESULTS

(000, except per unit amounts)	2004 Q1	2003 (Restated) Q1	2003 (Restated) Q2	2003 (Restated) Q3	2003 (Restated) Q4	2002 (Restated) Q1	2002 (Restated) Q2	2002 (Restated) Q3	2002 (Restated) Q4
Revenue	**$ 46,355**	$ 47,658	$ 41,876	$ 39,970	$ 39,110	$ 16,941	$ 21,495	$ 26,204	$ 29,380
Net income	**$ 8,127**	$ 13,687	$ 21,195	$ 11,552	$ (3,166)	$ 2,444	$ 4,459	$ 5,493	$ (942)
Per unit - basic ($)	**$ 0.19**	$ 0.54	$ 0.66	$ 0.32	$ (0.09)	$ 0.14	$ 0.22	$ 0.25	$ (0.04)
Per unit - diluted ($)	**$ 0.19**	$ 0.54	$ 0.65	$ 0.31	$ (0.09)	$ 0.14	$ 0.22	$ 0.25	$ (0.04)

Revenues have increased commensurate with production which is attributable to the development initiatives and corporate acquisitions completed in both 2002 and 2003. Income has decreased due to increases in DD&A, the impact of the ARO on DD&A and the recognition of hedging losses during the first quarter of 2004. The loss during the fourth quarter of 2003 is attributable to the impact of the Short Term Incentive Plan ("STIP") as well as weakened commodity prices, which improved during the first quarter of 2004.

CAPITAL EXPENDITURES, ACQUISITIONS AND DISPOSITIONS

Net capital expenditures were $12.6 million during the first quarter compared to $63.0 million during the first quarter of 2003. APF has spent $11.8 million of the $40.0 million budgeted capital program in the first quarter, primarily in Central Alberta and Southeast Saskatchewan. Upon successful completion of the Great Northern acquisition, APF expects a moderate increase in its capital expenditure program, which will be funded through a combination of cash flow, distribution re-investment proceeds and debt.

	Three Months Ended March 31	
(000)	**2004**	2003
Corporate acquisitions	**$ –**	$ 57,146
Property acquisitions	**925**	323
Land acquisitions	**1,432**	315
Seismic	**734**	204
Drilling and completions	**7,560**	3,961
Production facilities	**1,829**	1,004
Other	**280**	83
Subtotal	**$ 12,760**	$ 63,036
Dispositions	**(199)**	–
Net capital expenditures	**$ 12,561**	$ 63,036

CASH DISTRIBUTIONS

Cash distributions during the first quarter of 2004 were $19.8 million, or $0.525 per trust unit, compared to $13.1 million or $0.510 per trust unit during the first quarter of 2003. During the first, quarter APF funded $1.5 million of capital expenditures from cash flow (2003 – $5.57 million), resulting in a payout ratio of 92% (2003 – 51%) allowing for the accrued interest on convertible debentures. For the remainder of 2004, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives, with a target range of 10% to 20%.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004, APF had a revolving term credit facility in the amount of $150 million, of which $55 million was drawn (2003 - $97 million). The facility may be drawn down or repaid at any time, and there are no scheduled repayment terms. After completion of the purchase of Great Northern, APF anticipates that the terms of the facility will be amended to reflect the new reserve base, as lenders will have completed their annual review by June 30, 2004.

At March 31, 2004, the balance of convertible debentures net of conversions was $46.3 million.

At March 31, 2004, APF had a working capital deficit of approximately $6.1 million, compared to a working capital deficit of $10.2 million at December 31, 2003. The working capital deficiency is primarily due to increased oilfield activity during winter, when a significant portion of drilling and optimization initiatives are completed. Proceeds from the equity financing completed in February were used to pay down debt and partially fund the working capital deficit.

UNITHOLDERS' EQUITY

At March 31, 2004, APF had 39.7 million trust units outstanding (2003 – 27.0 million) and a market capitalization of approximately $487 million (2003 – $278 million).

During the first quarter, APF issued 744,692 trust units pursuant to the Premium Distribution Reinvestment Plan for proceeds of $8.5 million (2003 – nil).

On February 4, 2004, APF closed the issue of 4.77 million trust units at a price of $11.60 each for gross proceeds of $55.3 million. The proceeds of this offering were used to fund working capital and pay down debt.

BUSINESS RISKS

APF is faced with a number of business risks that are inherent in the oil and gas industry and which can have an impact on distributions to unitholders. To mitigate these risks, APF follows appropriate policies and procedures in its ongoing operations and in its long-term strategic planning.

Financial and market risks associated with commodity prices and foreign currency exchange rates are mitigated through APF actively managing the sale of its own production to maximize price and through the use of a hedging program to hedge commodity prices and foreign currency rates with creditworthy counterparties. Hedging is employed as a risk management tool and not for speculation.

There are inherent operational risks associated with oil and natural gas production, relating to the ability to produce, process and transport oil and natural gas; the ability to replace production and maintain reserves and environmental and safety risks associated with well and production facilities. To mitigate these risks, APF employs a strategy of operating a significant portion of its production, thereby providing greater control over operations; APF employees and contractors adhere to APF's safety program and keep current on changes to operating practices, and APF maintains insurance coverage to minimize the impact of operational losses.

APF's ability to grow is dependent upon its ability to raise debt and equity in the Canadian capital markets. APF has lines of credit with three Canadian chartered banks that provide debt financing for acquisitions. Through the issuance of new equity APF is able to pay down debt while continuing to make acquisitions. If Canadian debt or equity markets were to become inaccessible to APF, it may affect the ability of APF to continue to replace production and maintain distributions.

Changing government royalty regulations, income tax laws, incentive programs relating to the oil and gas industry and changes in securities legislation are all examples of regulatory changes that can affect APF's activities.

APF's cash flow is influenced by changes in a number of variables. Sensitivities to 2004 pre-hedging cash flows are as follows:

Variable	Change	Cash flow Impact ($000)	Impact Per Unit
Crude oil price	$U.S. 1 per bbl	2,360	$ 0.07
Natural gas price	$Cdn. 0.10/mcf	1,200	$ 0.04
$U.S./$Cdn. exchange rate	$0.01	2,000	$ 0.06
Interest rate	1.00%	1,000	$ 0.03
Crude oil production	100 bbl/d	1,095	$ 0.03
Natural gas production	1 mmcf/d	1,500	$ 0.04

CRITICAL ACCOUNTING ESTIMATES

In order to prepare the financial statements in conformity with Canadian GAAP, APF has to make estimates and assumptions. The matters described below are considered to be the most critical in understanding the judgments that are involved in preparing the financial statements and the uncertainties that could impact the amounts reported on the results of operations, financial condition and cash flows. Accounting policies are described in Note 2 to the audited Financial Statements dated December 31, 2003.

ESTIMATION OF OIL AND GAS RESERVES

Oil and gas reserves have been estimated in accordance with NI 51-101. Estimates of oil and gas reserves are inherently imprecise and represent only approximate amounts and are subject to future revision, as they are based on available reservoir data, prices and costs as of the date the estimate is made. Accordingly, the financial measures that are based on estimated reserves are also subject to change.

DEPRECIATION, DEPLETION AND AMORTIZATION

Proved reserves are used when calculating the unit-of-production rates used for depreciation, depletion and amortization for oil and gas assets including tangible fixed assets related to hydrocarbon production activities. The amount of depreciation is based on the units of production over the proved developed reserves of the relevant field during the time period. Unproved properties are amortized as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives of five to ten years.

CEILING TEST

The carrying amounts of fixed assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts for those properties may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to fair value. For this purpose, assets are assigned to a cost pool based on the country in which the activity has occurred. Estimates of future cash flows of assets related to hydrocarbon production activities are based on proved reserves determined in accordance with NI 51-101.

DECOMMISSIONING AND RESTORATION COSTS

Provisions are held for the future decommissioning and restoration of oil and natural gas production facilities and pipelines at the end of their economic lives. Estimated decommissioning and restoration costs are based on current requirements, technology and price levels. Most of these obligations are many years in the future and the precise requirements that will have to be met are uncertain because technologies and costs as well as political, environmental, and safety expectations are subject to change.

RECENT ACCOUNTING AND REGULATORY GUIDELINE CHANGES

Asset retirement obligations

The Canadian Institute of Chartered Accountants ("CICA") issued Section 3110 "Asset Retirement Obligations" in March 2003. The new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements. The Canadian standard is effective for fiscal years beginning on or after January 1, 2004.

Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over the life of the assets.

APF adopted the new standard during the first quarter, with retroactive restatement of prior periods as required under GAAP. Refer to Notes 2 and 4 in the unaudited Financial Statements dated March 31, 2004 for the impact of adopting the new standard.

Derivatives Accounting

Effective January 1, 2004 APF implemented CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships", which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003.

The new guideline addresses hedging transactions for the purposes of applying hedge accounting and establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. APF is not applying hedge accounting to its derivative relationships. Refer to Notes 2 and 5 in the unaudited Financial Statements dated March 31, 2004 for the impact of adopting the new standard.

Continuous Disclosure Rules

Effective March 31, 2004, all reporting issuers in Canada will be subject to new continuous disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument is effective for fiscal years beginning on or after January 1, 2004. The Instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and the Annual Information Form ("AIF")

The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for APF to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an "as requested" basis. .

Variable Interest Entities

In June 2003 the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. APF is currently assessing the impact of this new guideline.

Accounting for Convertible Debentures

In June 2003 the CICA approved an amendment to Handbook section 3860 "Financial Instruments – Disclosure and Presentation". Under the previous guidelines, debt obligations that could be settled with the entity's own equity instruments could be classified as equity, and related interest was treated as a reduction of unitholders' equity.

The amendment would require certain obligations that must or could be settled with an entity's own equity instruments to be presented as a liability, with the corresponding interest being booked through the income statement. The amendment is effective for all fiscal years starting after November 1, 2004.

OUTLOOK

APF remains committed to its strategy of buying well and exploiting its land base through development drilling, recompletions and field optimizations. For 2004, a total of 167 gross wells have been budgeted for drilling. APF has allocated $40 million to its capital expenditure budget for the year (before taking into consideration any prospects located on Great Northern's lands) with 85% of the funds being directed to drilling and development of conventional properties. Throughout 2004, APF will continue to expand its CBM pilot projects in central Alberta. In total, $7 million has been identified in the capital budget for CBM initiatives in both Canada and the U.S. With low production declines and the potential for higher rates of return than conventional production, APF feels CBM presents a very attractive opportunity and is ideally suited for the trust structure.

APF will continue to pursue acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value. APF is committed to maintaining stable cash distributions over the long-term. In order to mitigate the commodity price risk that is inherent to the oil and gas sector APF will continue to actively hedge production. APF believes that over the long term, outlook for both crude oil and natural gas pricing remains strong.

Disclaimer

Certain statements in this document are "forward-looking statements" including outlook on oil and gas prices, royalty rates, operating expenses, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involving the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF Energy Trust and APF Energy Inc. These risks include, but are not limited to: the risks of the oil and gas industry (e.g., operational risks in exploration for; development and production of crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); risks in conducting foreign operations (e.g., political and fiscal instability in nations where APF Energy does business); the possibility that government policies may change or governmental approvals may be delayed or withheld; and price and exchange rate fluctuations. These and other risks are described in APF Energy's reports that are on file with Canadian securities regulatory authorities. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors and management's course of action would depend upon its assessment of the future considering all information then available. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to APF or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. APF assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

RAPPORT DE GESTION

Le rapport de gestion doit être lu à la lumière des états financiers consolidés vérifiés inclus dans ce rapport annuel. Les informations financières ont été préparées selon les PCGR du Canada et sont présentées en dollars canadiens. Des informations supplémentaires liées à APF, notamment les exigences en matière d'informations à fournir en vertu de la norme canadienne 51-101, se trouvent dans la notice anuelle d'APF (« APF ») sur SEDAR à *www.sedar.com* ou sur le site Web d'APF à *www.apfenergy.com*.

PRODUCTION

Au cours du quatrième trimestre, la production s'est accrue de 38 % par rapport à la même période en 2002. En 2003, le volume de production a été de 46 % plus élevé, hausse attribuable aux acquisitions de Hawk Oil (« Hawk »), de Nycan Energy Corp. (« Nycan ») et de CanScot Resources Ltd. (« CanScot »). L'épuisement naturel de la production de gaz naturel a été en partie annulé au cours de l'année par la hausse de la production découlant de programmes de forage de développement efficaces à Queensdale, Macoun et Tagwa dans le sud-est de la Saskatchewan et à Countess dans le sud-est de l'Alberta. Un budget de dépenses en immobilisations de 40 M$ a été établi en 2004. Celui-ci devrait maintenir les niveaux de production au niveau de fin d'exercice de 2003, soit environ 13 000 bep par jour.

	Trimestres terminés les 31 décembre			Exercices terminés les 31 décembre		
	2003	**2002**	**Variation %**	**2003**	**2002**	**Variation %**
Pétrole brut (b/j)	**6 499**	6 001	8	**6 472**	5 307	22
Gaz naturel (kpi³/j)	**36 929**	19 776	87	**33 799**	18 488	83
LGN (b/j)	**474**	187	153	**358**	144	149
Total (bep/j)[1)]	**13 128**	9 484	38	**12 463**	8 532	46
Division de la production						
Pétrole et LGN	**53 %**	65 %		**55 %**	64 %	
Gaz naturel	**47 %**	35 %		**45 %**	36 %	

1) Les bep peuvent être trompeurs, surtout s'ils sont employés de façon isolée. Conformément à la norme canadienne 51-101 (« norme canadienne 51-101 »), le ratio de conversion du bep de six mille pieds cubes de gaz par baril de pétrole (6 kpi3:1 baril) a été utilisé. Le ratio de conversion du bep repose sur une méthode de conversion de l'équivalence d'énergie applicable surtout à la pointe du brûleur et ne représente pas une équivalence de valeur à la tête du puits.

COMMERCIALISATION

En 2003, la production était constituée à 55 % de pétrole brut et de LGN et à 45 % de gaz naturel. Le pétrole brut s'est vendu aux termes de contrats à tacite reconduction sur 30 jours alors qu'environ 25 % de la production de gaz naturel s'est vendue à des courtiers-fournisseurs aux termes de contrats à long terme, les 75 % restant ayant été vendus sur le marché au comptant.

PRIX

Au cours du quatrième trimestre de 2003, les réalisations de prix ont décliné d'un modeste 3 % en regard du même trimestre de 2003, baisse largement attribuable à une diminutoin de 16 % de la valeur du dollar américain par rapport au dollar canadien. Le prix du pétrole a été davantage affecté par les fluctuations du taux de change, les réalisations de prix diminuant de 12 % alors que le prix du pétrole West Texas Intermediate (« WTI ») s'est accru de 11 % au cours du quatrième trimestre de 2002. Le prix du gaz naturel au cours du trimestre a augmenté de 14 % en regard de la même période en 2002.

Le prix du pétrole WTI s'est établi en moyenne à 31,06 $ US le baril en 2003, en hausse de 19 % sur les 26,10 $ US le baril enregistrés en 2002. Au Canada, le prix du pétrole brut est fondé sur le prix de référence WTI, ajusté pour tenir compte des frais de transport, des écarts de prix et des taux de change. Le prix obtenu par APF repose sur le prix affiché par les raffineurs, déduction faite des frais de transport et des ajustements du prix affiché pour tenir compte de la qualité du pétrole d'APF, et il est ajusté en fonction des opérations de couverture. En 2003, le prix

moyen du pétrole d'APF, compte tenu des opérations de couverture, s'est élevé en moyenne à 34,46 $ le baril, contre 33,66 $ le baril en 2002, soit une hausse de 2 %. Les prix canadiens ont subi l'incidence défavorable d'une dépréciation moyenne de 11 % du dollar américain sur le dollar canadien en 2003. Pour le reste de 2004, les contrats à terme NYMEX laissent entrevoir que le prix du pétrole brut dépassera les niveaux de 2003.

En ce qui concerne le gaz naturel, APF a obtenu un prix moyen de 6,32 $/kpi³, une hausse de 65 % par rapport au prix moyen de 3,83 $/kpi³ obtenu en 2002. Cette progression concorde avec la hausse moyenne de 63 % du prix de référence AECO en Alberta par rapport aux niveaux de 2002. APF prévoit que le prix du gaz en 2004 demeurera comparable aux niveaux de 2003, ou même les dépassera, alors que les préoccupations relatives à l'offre domineront le marché.

	Trimestres terminés les 31 décembre			**Exercices terminés les 31 décembre**		
Prix – après opérations de ouverture	**2003**	**2002**	**Variation %**	**2003**	**2002**	**Variation %**
Pétrole brut ($ CA/b)	**31,66 $**	35,80 $	(12)	**34,46 $**	33,66 $	2
Gaz naturel ($ CA/kpi³)	**5,41**	4,74	14	**6,32**	3,83	65
LGN ($ CA/b)	**31,37**	30,63	2	**31,82**	25,15	27
Total ($ CA/bep)	**32,03 $**	33,14 $	(3)	**35,95 $**	29,65 $	21
Prix de référence						
WTI ($ US/b)	**31,18 $**	28,14 $	11	**31,06 $**	26,10 $	19
Gaz AECO ($/kpi³)	**5,59 $**	5,25 $	6	**6,67 $**	4,08 $	63
Taux de change ($ US/$ CA)	**1,3137 $**	1,5695 $	(16)	**1,4010 $**	1,5703 $	(11)

COUVERTURE

Le prix des marchandises est sensible aux fluctuations du marché. APF gère activement le risque lié au prix des marchandises au moyen de contrats de couverture qui mettent les produits à l'abri des fluctuations du prix des marchandises. Les opérations de couverture visent à stabiliser les niveaux de distribution en espèces au moyen de la fixation du prix d'une partie du portefeuille de production. Le prix des marchandises est une des principales hypothèses utilisées pour dresser le budget annuel d'APF et estimer les distributions annuelles. APF a pour mandat d'assurer la protection d'une partie des distributions de l'année, lesquelles sont déterminées d'après les hypothèses relatives au prix des marchandises. APF recherche les occasions de vente à découvert d'une partie de sa production à des niveaux égaux ou supérieurs au prix des marchandises utilisés dans le processus d'établissement du budget. Bien que cette directive implique nécessairement une hausse du prix des marchandises, il ne faut pas oublier qu'il peut aussi baisser. À cet effet, lorsque le prix des marchandises est inférieur à celui utilisé pour établir le budget annuel, la direction, en se fondant sur son expérience, prend les mesures nécessaires pour atténuer l'incidence de la baisse du prix des marchandises. En 2003, les opérations de couverture ont réduit les produits de 3,56 M$, ce qui a fait diminuer de 1,61 $/b le prix obtenu pour le pétrole et fait augmenter le prix obtenu pour le gaz naturel de 0,02 $/kpi³. Au moment de la publication, APF disposait des couvertures suivantes :

Position actuelle de couverture

Période	Type de marchandise	Contrat moyen	Quantité quotidienne moyenne	Prix couvert
Mars 2004	Pétrole brut	Swap	3 000 b	30,76 $ US/b
Mars 2004	Gaz naturel	Swap	10 000 GJ	7,19 $ CA/GL
Mars 2004	Gaz naturel	Physique	2 000 MBtu	7,00 $ US/MBtu
Avril à juin 2004	Pétrole brut	Swap	2 500 b	30,78 $ US/b
Avril à juin 2004	Gaz naturel	Swap	10 333 GJ	5,76 $ CA/GJ
Avril à juin 2004	Gaz naturel	Swap	1 000 MBtu	5,19 $ US/MBtu
Juillet à septembre 2004	Pétrole brut	Swap	2 267 b	29,58 $ US/b
Juillet à septembre 2004	Gaz naturel	Swap	10 000 GJ	5,75 $ CA/GJ
Juillet à septembre 2004	Gaz naturel	Swap	1 000 MBtu	5,19 $ US/MBtu
Octobre à décembre 2004	Pétrole brut	Swap	1 833 b	30,45 $ US/b
Octobre à décembre 2004	Gaz naturel	Swap	3 333 GJ	5,75 $ CA/GJ
Octobre à décembre 2004	Gaz naturel	Swap	333 MBtu	5,19 $ US/MBtu
Janvier 2005	Pétrole brut	Swap	1 000 b	31,74 $ US/b

En plus des opérations de couverture du prix des marchandises, APF a aussi conclu des contrats de couverture de risque de change pour atténuer les risques liés au taux de change. La Fiducie a couvert 20 M$ US de produits à un taux de 1,3317 $ CA ou 0,7509 $ US pour l'année civile 2004.

Au 31 décembre 2003, APF avait fixé le taux d'intérêt sur une partie de sa dette comme suit :

Durée	Montant (en milliers de dollars)	Taux d'intérêt
Janvier 2004 à février 2005	20 000 $	3,67 % majoré d'une commission d'acceptation
Janvier 2004 à mai 2005	20 000 $	3,75 % majoré d'une commission d'acceptation
Janvier 2004 à novembre 2005	20 000 $	3,58 % majoré d'une commission d'acceptation

PRODUITS

Les produits du quatrième trimestre de 2003, déduction faite de la couverture, ont augmenté pour atteindre 39 M$, contre 29 M$ pour le quatrième trimestre de 2002. La hausse des produits tirés du gaz naturel a contribué 46 % du total des produits du quatrième trimestre de 2003, soit une augmentation de 9,2 M$ par rapport à la période correspondante de l'exercice précédent.

Les produits annuels, déduction faite des opérations de couverture, ont augmenté de 76 % pour s'établir à 165 M$ en 2003, par suite de l'augmentation du volume de production et du prix des marchandises.

Pétrole et gaz	Trimestres terminés les 31 décembre				Exercices terminés les 31 décembre			
(en milliers de dollars, sauf les montants par bep)	2003 $	Total %	2002 $	Total %	2003 $	Total %	2002 $	Total %
Ventes de pétrole brut	**19 536**	50	20 948	71	85 193	51	69 390	74
Ventes de gaz naturel	**17 830**	46	8 624	29	77 747	47	25 534	27
Ventes de LGN	**1 367**	3	527	2	4 157	3	1 320	1
Opérations de couverture	**(44)**	-	(1 180)	(4)	(3 565)	(2)	(3 899)	(4)
Autres	**421**	1	461	2	1 925	1	1 676	2
Total des produits	**39 110**	100	29 380	100	165 457	100	94 021	100
Par bep	**32,38**		33,67		36,37		30,19	

REDEVANCES

Exprimées en pourcentage des produits, les redevances se sont établies à 5 % de plus en 2003 à cause du prix plus élevé des marchandises. Les redevances par baril d'équivalent pétrole ont augmenté de 19 % en 2003 par suite de l'augmentation du prix des marchandises au cours de l'exercice. Les redevances exprimées en pourcentage des produits sont essentiellement demeurées inchangées.

	Trimestres terminés les 31 décembre					Exercices terminés les 31 décembre				
(en milliers de dollars, sauf les montants par bep)	**2003**		2002		Variation %	**2003**		2002		Variation %
Redevances à la Couronne	**4 838**	**$**	2 862	$	69	**19 364**	**$**	10 905	$	78
Redevances de propriétaire franc	**2 120**		2 310		(8)	**10 193**		6 323		61
Redevances dérogatoires	**609**		265		130	**2 916**		1 479		97
Total des redevances	**7 567**	**$**	5 437	$	39	**32 473**	**$**	18 707	$	74
En pourcentage des produits, après opérations de couverture	**19,3**	**%**	18,5	%	5	**19,6**	**%**	19,9	%	(1)
Par bep	**6,26**	**$**	6,23	$	-	**7,14**	**$**	6,01	$	19

CHARGES D'EXPLOITATION

Les charges d'exploitation du quatrième trimestre de 2003 se sont accrues de 16 % comparativement à celles du trimestre correspondant de 2002, tandis que les charges annuelles ont augmenté de 12 % en 2003 pour s'établir en moyenne à 7,12 $/bep. Ces hausses sont surtout attribuables aux coûts inititaux d'optimisation des champs liés aux nouvelles propriétés d'APF ainsi qu'aux charges d'énergie plus élevées. Selon les prévisions, l'augmentation des charges d'énergie ainsi que l'accroissement des frais en champ à l'égard du portefeuille actuel de propriétés d'APF devraient annuler tout gain d'efficience de l'exploitation découlant des mesures prises pour comprimer les charges d'exploitation en 2004.

	Trimestres terminés les 31 décembre					Exercices terminés les 31 décembre				
(en milliers de dollars, sauf les montants par bep)	**2003**		2002		Variation %	**2003**		2002		Variation %
Charges d'exploitation	**9 619**	**$**	5 970	$	61	**32 370**	**$**	19 748	$	64
Par bep	**7,97**	**$**	6,84	$	16	**7,12**	**$**	6,35	$	12

REVENU NET DE PRODUCTION

Le revenu net d'exploitation a diminué pour atteindre 18,15 $ le bep pour le quatrième trimestre de 2003 en regard de 20,60 $ le bep pour le quatrième trimestre de 2002. Cette diminution s'explique essentiellement par la baisse des produits qui ont subi l'incidence dévaforable des taux de change et la hausse de 16 % des charges d'exploitation. L'augmentation du prix des marchandises en 2003 a contrebalancé la hausse des redevances et des charges d'exploitation en 2003, ce qui a entraîné un revenu net d'exploitation de 22,11 $/bep, soit une hausse de 24 % en regard de 2002.

	Trimestres terminés les 31 décembre					Exercices terminés les 31 décembre				
($/bep)	**2003**		2002		Variation %	**2003**		2002		Variation %
Produit net (après les opérations de couverture)	**32,38**	**$**	33,67	$	(4)	**36,37**	**$**	30,19	$	20
Redevances	**6,26**		(6,23)		-	**(7,14)**		(6,01)		19
Charges d'exploitation	**(7,97)**		(6,84)		16	**(7,12)**		(6,35)		12
Revenu net	**18,15**	**$**	20,60	$	(12)	**22,11**	**$**	17,83	$	24

FRAIS GÉNÉRAUX ET FRAIS D'ADMINISTRATION

En chiffres absolus, les frais généraux et frais d'administration ont augmenté de 157 % et de 116 %, respectivement, pour le trimestre et pour l'exercice 2003 en regard de 2002. La hausse est principalement attribuable aux coûts liés à l'accroissement des effectifs par suite des récentes acquisitions de sociétés et de propriétés ainsi qu'aux coûts du régime incitatif à court terme (« RICT ») d'APF, lequel a été mis en place en 2003 après l'expiration du contrat de gestion.

Le RICT a été établi en vue d'encourager et de récompenser le rendement exceptionnel des salariés et de s'assurer que les intérêts des porteurs de parts et ceux des salariés concordent. Le régime permet aux salariés admissibles de participer au partage d'une prime, à condition qu'APF dégage un rendement total annuel d'au moins 10 %. Le rendement total annuel correspond aux distributions versées durant l'exercice plus ou moins la variation du prix par part en regard de celui en vigueur à la fin de l'exercice précédent. Lorsque le seuil de 10 % est atteint, une partie du bénéfice net d'exploitation est versée dans un compte de primes pour être partagée parmi les salariés admissibles. Le rendement total des parts d'APF pour l'exercice terminé le 31 décembre 2003 s'est élevé à 50 %. D'après ce montant, le compte de primes aux termes du RICT s'est établi à 3,35 M$ pour l'exercice (néant en 2002). Les cadres supérieurs, y compris les dirigeants, sont aussi admissibles à la prime de rendement en fonction de critères applicables aux responsabilités de chacun. Compte non tenu du RICT, les frais généraux et frais d'administration par bep de l'exercice terminé le 31 décembre 2003 se sont établis à 1,47 $.

Pour qu'elle puisse découvrir et mettre en valeur des réserves de pétrole et de gaz, APF doit être capable de recruter du personnel extrêmement compétent et doté d'excellentes connaissances techniques. En conséquence, la structure de rémunération d'APF est conçue pour offrir aux employés un régime de base concurrentiel ainsi que la possibilité de l'améliorer, à condition que le rendement des porteurs de parts soit élevé.

	Trimestres terminés les 31 décembre			Exercices terminés les 31 décembre		
(en milliers de dollars, sauf les montants par bep)	**2003**	2002	Variation %	**2003**	2002	Variation %
Frais généraux et frais d'administration	**3 980 $**	1 547 $	157	**10 023 $**	4 635 $	116
Par bep	**3,30 $**	1,77 $	86	**2,20 $**	1,49 $	48

FRAIS DE GESTION

Avant l'internalisation du contrat de gestion, le gérant a touché des frais de gestion équivalant à 3,5 % des produits nets de production. En 2002, les frais de gestion se sont chiffrés à 1,98 M$ (0,63 $/bep) contre 0,65 M$ (0,75 $/bep) pour le quatrième trimestre de 2002. Depuis le 1er janvier 2003, APF n'engage plus ces frais.

	Trimestres terminés les 31 décembre			Exercices terminés les 31 décembre		
(en milliers de dollars, sauf les montants par bep)	**2003**	2002	Variation %	**2003**	2002	Variation %
Frais de gestion	- $	654 $	(100)	- $	1 976 $	(100)
Par bep	- $	0,75 $	(100)	- $	0,63 $	(100)

INTÉRÊTS DÉBITEURS

Les intérêts débiteurs se sont accrus de 27 % et de 47 % pour le quatrième trimestre et l'exercice 2003, respectivement. Cette hausse provient de l'augmentation de l'encours moyen de la dette en raison des acquisitions de sociétés et de propriétés effectuées en 2003. Au 31 décembre 2003, APF avait fixé les intérêts sur sa dette de 60 M$ (30 M$ en 2002) à un taux moyen de 3,67 % (3,76 % en 2002), majoré des commissions d'acceptation pertinentes, échéant en 2005.

(en milliers de dollars, sauf les montants par bep)	Trimestres terminés les 31 décembre 2003		2002		Variation %	Exercices terminés les 31 décembre 2003		2002		Variation %
Intérêts débiteurs	**1 087**	**$**	854	$	27	**4 171**	**$**	2 834	$	47
Par bep	**0,90**	**$**	0,98	$	(8)	**0,92**	**$**	0,91	$	1

ÉPUISEMENT ET AMORTISSEMENT

Pour le quatrième trimestre de 2003, le taux d'épuisement et d'amortissement a augmenté de 68 % par bep en regard de la même période en 2002 et de 14 % pour l'exercice, pour se chiffrer à 13,90 $ et à 11,08 $ par bep, respectivement. Ces augmentations reflètent le fait que les acquisitions effectuées au cours de l'exercice excèdent le coût moyen historique par bep.

(en milliers de dollars, sauf les montants par bep)	Trimestres terminés les 31 décembre 2003		2002		Variation		Exercices terminés les 31 décembre 2003		2002		Variation	
Épuisement et amortissement	**16 791**	**$**	7 226	$	132	%	**50 417**	**$**	30 200	$	67	%
Par bep	**13,90**	**$**	8,28	$	68	%	**11,08**	**$**	9,70	$	14	%

FRAIS DE RESTAURATION DES LIEUX

Pour le quatrième trimestre de 2003, les frais de restauration des lieux ont augmenté de 4 % par bep par rapport à la même période en 2002 et de 9 % pour l'exercice, s'établissant à 0,73 $/bep. Cet accroissement rend compte de l'ajout de nouveaux frais futurs de restauration des lieux associés aux récentes acquisitions.

(en milliers de dollars, sauf les montants par bep)	Trimestres terminés les 31 décembre 2003		2002		Variation %	Exercices terminés les 31 décembre 2003		2002		Variation %
Frais de restauration des lieux	**827**	**$**	576	$	44	**3 327**	**$**	2 087	$	59
Par bep	**0,69**	**$**	0,66	$	4	**0,73**	**$**	0,67	$	9

CHARGE DE RÉMUNÉRATION

En 2003, dans le cadre du régime incitatif à long terme d'APF, 1 538 250 droits d'achat de parts de fiducie (441 233 en 2002) ont été émis à des employés et à des administrateurs à des prix se situant entre 9,67 $ et 11,54 $ par part de fiducie (9,73 $ et 10,80 $ en 2002). Le prix d'exercice des droits est ajusté à la baisse dans le temps, le cas échéant, de l'excédent des distributions trimestrielles sur 2,5 % de la valeur comptable nette des immobilisations. Les droits ont une durée de 10 ans et deviennent acquis en trois tranches, soit au premier, au deuxième et au troisième anniversaires de l'octroi. Des droits visant l'achat de 1 824 330 parts de fiducie à un prix d'exercice moyen ajusté de 9,09 $ étaient en cours au 31 décembre 2003. Ces droits ont une durée contractuelle moyenne restante de 9,3 années et échoient à diverses dates jusqu'en septembre 2013. Au 31 décembre 2003, 47 221 droits (aucun en 2002) pouvaient être exercés.

APF a adopté prospectivement les recommandations du chapitre 3870 du Manuel de l'ICCA intitulé « Rémunérations et autres paiements à base d'actions ». Selon les dispositions provisoires qui y sont contenues, les entités qui les adoptent prospectivement au 31 décembre 2003 ne doivent que constater la charge de rémunération liée aux options attribuées en 2003 et doivent présenter les données pro forma sur les options accordées en 2002.

(en milliers de dollars, sauf les montants par bep)	Trimestres terminés les 31 décembre 2003		2002		Variation %	Exercices terminés les 31 décembre 2003		2002		Variation %
Charge de rémunération	**582**	**$**	-	$	100	**1 241**	**$**	-	$	100
Par bep	**0,48**	**$**	-	$	100	**0,27**	**$**	-	$	100

APF a adopté les recommandations du nouveau chapitre du Manuel durant le quatrième trimestre de 2003. Les trois premiers trimestres de 2003 ont été retraités par suite de l'adoption de la norme. APF accorde des options anuellement. La charge de rémunération du premier trimestre concerne uniquement les options acccordées en 2002.

(en milliers de dollars)	2003 T1	T2	T3	T4		2002 T1	T2	T3		T4	
Bénéfice net (perte), montant déjà établi	**13 616 $**	**21 137 $**	**11 405 $**	**(2 528)**	**$**	2 414 $	4 429 $	5 463	$	(942)	$
Charge de rémunération	**(8)**	**(217)**	**(434)**	**(582)**		-	-	-		-	
Bénéfice net retraité (perte)	**13 608 $**	**20 920 $**	**10 971 $**	**(3 110)**	**$**	2 414 $	4 429 $	5 463	$	(942)	$

IMPÔTS

L'impôt sur le capital de la Saskatchewan et l'impôt fédéral des grandes sociétés ont augmenté de 44 % durant le trimestre et de 43 % durant l'exercice terminé le 31 décembre 2003. Ces augmentations découlent de la plus grande proportion d'activités dans la province de la Saskatchewan ainsi que de la hausse du capital libéré.

Les impôts sur les bénéfices futurs sont inscrits dans la mesure où la valeur comptable des actifs acquis, excluant l'écart d'acquisition, excède leur valeur fiscale. Ces passifs d'impôts futurs font augmenter la valeur comptable des actifs acquis. Il est prévu que les passifs d'impôts futurs ne seront pas payés par APF Energy, mais seront plutôt répercutés sur les porteurs de parts au même titre que le revenu. En conséquence, les passifs d'impôts futurs diminueront chaque année et ils seront alors constatés à titre d'économie d'impôts à ce moment, dans la mesure où aucun impôt sur les bénéfices n'a été payé par APF Energy. En 2003, l'économie d'impôts sur les bénéfices s'est chiffré à 14,3 M$, en regard de 7,1 M$ en 2002, pour un solde de 64,2 M$ des impôts sur les bénéfices futurs payables au 31 décembre 2003.

En 2003, le gouvernement fédéral a adopté les changements apportés à l'impôt fédéral sur le revenu pour le secteur des ressources en pétrole et en gaz, mentionnés dans son budget de 2003. Les changements apportés à l'impôt fédéral sur le revenu réduisent les taux d'imposition réglementaires pour les exercices en cours et futurs, ce qui entraîne une nette augmentation de l'économie d'impôts futurs (un élément hors caisse) en regard du premier trimestre et des exercices précédents. Plus précisément, la déductibilité actuelle de 100 % relative aux ressources sera graduellement éliminée d'ici 2007. Au cours de cette même période, les créances de la Couronne devriendront entièrement déductibles et les taux d'imposition relatifs aux ressources diminueront pour passer de 27 % à 21 %. APF a réalisé une économie d'impôts sur les bénéfices futurs d'environ 9 M$ au deuxième trimestre à l'égard de ce changement fiscal.

(en milliers de dollars)	Trimestres terminés les 31 décembre 2003		2002		Variation %	Exercices terminées les 31 décembre 2003		2002		Variation %
Impôts sur le capital et autres impôts	**624**	**$**	433	$	44	**2 721**	**$**	1 901	$	43
Par bep	**0,52**	**$**	0,50	$	4	**0,60**	**$**	0,57	$	5
Économie d'impôts sur les bénéfices futurs	**482**	**$**	198	$	143	**(14 333)**	**$**	(7 134)	$	101

Internalisation du contrat de gestion
Le 18 décembre 2002, les porteurs de parts ont approuvé l'internalisation de la gestion et le 31 décembre 2002, la Fiducie a acquis toutes les actions d'APF Energy Management Inc. L'acquisition a entraîné l'élimination de tous les frais de gestion, notamment des frais de gestion équivalant à 3,5 % des produits nets de production, les frais de structuration de 1,5 % sur les acquisitions et les cessions et la redevance résiduelle de 1 %.

Le prix d'achat total des actions, y compris les frais de transaction, s'est élevé à 10,9 M$, dont 4,6 M$ ont été versés en espèces et 6,3 M$ au moyen de parts de fiducie, dont une partie est assujettie à des dispositions d'entiercement. De ce total, 7,3 M$ ont été inscrits à titre de charges en 2002.

BÉNÉFICE NET

En 2003, le bénéfice net a augmenté de 279 % pour atteindre 43,0 M$ ou 1,32 $ par part de fiducie (bénéfice dilué par part de 1,21 $) en regard de 11,4 M$ ou 0,55 $ par part de fiducie (bénéfice dilué par part de 0,55 $) en 2002. Cette hausse est attribuable à l'accroissement du volume de production et à la montée du prix des marchandises reçu au cours de 2003.

Le bénéfice par part du quatrième trimestre de 2003 a diminué par suite de la hausse des frais généraux et frais d'administration ainsi que de l'amortissement et de l'épuisement. Le bénéfice net du quatrième trimestre de 2002 avait essentiellement baissé à cause des frais d'internationalisation uniques de 7,3 M$.

Principales informations annuelles (en milliers de dollars, sauf les montants par part)	2003		2002		2001	
Total des produits	165 457	$	94 021	$	69 924	$
Bénéfice net	43 048	$	11 365	$	18 144	$
Par part – de base	1,32	$	0,55	$	1,44	$
Par part – dilué	1,21	$	0,55	$	1,44	$
Total de l'actif	484 287	$	297 627	$	198 176	$
Total de la dette à long terme	98 000	$	88 000	$	59 250	$
Distributions	68 713	$	37 766	$	37 311	$
Par part – de base	2,195	$	1 810	$	2 980	$

Les acquisitions de Hawk, de Nycan et de CanScot ainsi qu'un programme actif de mise en valeur et d'optimisation ont stimulé la croissance d'APF. La croissance en 2002 a subi l'incidence favorable des activités de forage ainsi que de l'acquisition de Kinwest Resources Inc. La production de gaz naturel d'APF s'est accrue en tant que pourcentage du total de la production au cours de l'exercice, APF ayant tiré parti du prix élevé du gaz naturel, lequel devrait demeurer à ce niveau en 2004.

RÉSUMÉ DES RÉSULTATS TRIMESTRIELS

	2003				2002			
(en milliers de dollars, sauf les montants par part)	**T1**	**T2**	**T3**	**T4**	T1	T2	T3	T4
Produits	**44 502 $**	**41 876 $**	**39 970 $**	**39 110 $**	16 941 $	21 495 $	26 204 $	29 380 $
Bénéfice net	**13 616 $**	**21 137 $**	**11 405 $**	**(3,110) $**	2 414 $	4 429 $	5 463 $	(942) $
Par part – de base	**0,54 $**	**0,66 $**	**0,32 $**	**(0,09) $**	0,14 $	0,22 $	0,25 $	(0,04) $
Par part – dilué	**0,54 $**	**0,65 $**	**0,31 $**	**(0,09) $**	0,14 $	0,22 $	0,25 $	(0,04) $

DÉPENSES EN IMMOBILISATIONS, ACQUISITIONS ET CESSIONS

Le montant net des dépenses en immobilisations, compte tenu du montant net des acquisitions de propriétés et de sociétés, s'est établi à 191 M$ en 2003 (101 M$ en 2002). De ce total, 33,6 M$ ont été engagés à l'égard des forages et des complétions de puits, ainsi que des frais liés aux travaux géologiques et géophysiques et aux installations de production, alors qu'APF continue d'accroître ses actifs, les 158,1 M$ restants étant attribuables aux acquisitions de propriétés et de sociétés. Les acquisitions de Hawk, de Nycan et de CanScot en 2003 ont totalisé 137,6 M$ et comptent pour 72 % du montant net des dépenses en immobilisations de l'exercice.

(en milliers de dollars)	Exercices terminés les 31 décembre 2002	2003	Variation %
Acquisitions de sociétés	**137 622 $**	62 143 $	121
Acquisition de propriétés	**26 928**	27 958	(4)
Acquisitions de terrains	**2 310**	616	275
Sismique	**1 070**	497	115
Forage et complétions de puits	**24 287**	15 890	53
Installations de production	**7 749**	3 684	110
Autres	**494**	908	(46)
Total partiel	**200 460**	111 696	79
Cessions	**(9 284)**	(10 569)	(12)
Dépenses en immobilisations, montant net	**191 176 $**	101 127 $	89

DISTRIBUTIONS EN ESPÈCES

Les distributions en espèces se sont élevées à 68,7 M$, ou 2,195 $ par part de fiducie, pour 2003, contre 37,8 M$, ou 1,81 $ par part de fiducie, pour 2002. Durant 2003, APF a financé 9,3 M$ des dépenses en immobilisations à partir de ses flux de trésorerie (5,1 M$ en 2002), ce qui a produit un ratio de distribution de 87 % (88 % en 2002). En 2004, APF a l'intention d'appliquer la même politique qu'elle a appliquée par le passé en matière de distributions, c'est-à-dire de conserver une partie des flux de trésorerie disponibles pour l'affecter au financement des dépenses en immobilisations et des projets de mise en valeur, son objectif étant de maintenir un ratio de 15 % à 20 %.

RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

Le 20 novembre 2003, la Fiducie a annoncé qu'elle adoptait un régime de distributions de primes, de réinvestissement des distributions et facultatif de parts (le « RRD »), s'appliquant aux distributions mensuelles payables le 15 décembre 2003 et après cette date. Le RRD permet aux porteurs de parts admissibles de demander que leurs distributions soient réinvesties dans des parts de fiducie supplémentaires dont le prix s'établit à 95 % du cours moyen (au sens donné à ce terme dans le RRD) à la date de distribution applicable.

Le RRD comporte une option permettant aux porteurs de parts admissibles, qui participent au volet distribution de primes, de demander que ces parts de fiducie supplémentaires soient livrées à un courtier désigné en contrepartie d'une distribution de primes en espèces égale à 102 % de la distribution en espèces à laquelle ils auraient eu droit à la date de distribution applicable.

Le RRD permet aussi aux porteurs de parts qui participent au volet réinvestissement des distributions ou au volet distribution primes d'acheter, directement d'APF, des parts de fiducie supplémentaires contre espèces à un prix d'achat correspondant au cours moyen des parts de fiducie (sans escompte) en tranches minimales de 1 000 $ par versement et jusqu'à concurrence d'un montant global de 100 000 $ par porteur de parts au cours de tout mois civil, le tout sous réserve d'une limite annuelle globale de 2 % des parts de fiducie en circulation.

LIQUIDITÉS ET RESSOURCES EN CAPITAL

Au 31 décembre 2003, APF avait une facilité de crédit à vue renouvelable de 150,0 M$, avec une base d'emprunt de 150 M$, sur laquelle 98 M$ ont été prélevés. Il est possible de faire des prélèvements sur la facilité de crédit ou de la rembourser en tout temps, et aucun calendrier de remboursement n'a été établi.

Le 3 juillet 2003, APF a procédé à la clôture d'un placement de débentures subordonnées non garanties convertibles à 9,40 %. Au 31 décembre 2003, le solde des débentures convertibles, déduction faite des conversions, s'étabissait à 48,8 M$, les intérêts courus de 2,3 M$ étant compris.

Au cours du quatrième trimestre de 2003, 11,9 M$ (7,6 M$ en 2002) ont été consacrés à la mise en valeur et à l'optimisation, 3,6 M$ (23,5 M$ en 2002) aux acquisitions de propriétés productrices et 6,9 M$ (0,8 M$ en 2002) ont été obtenus pour les cessions de propriétés.

Au 31 décembre 2003, APF accusait un déficit du fonds de roulement d'environ 10,2 M$ contre un surplus de 0,4 M$ au 31 décembre 2002. Les principales raisons qui expliquent le déficit du fonds de roulement au 31 décembre 2003 sont l'importante hausse des activités de forage et de mise en valeur au 31 décembre 2003, laquelle a entraîné une hausse des dépenses en immobilisations, les charges liées au RICT et la provision pour le paiement semestriel des intérêts sur les débentures exigibles le 31 janvier 2004. Après la fin de l'exercice, APF a recueilli 55,2 M$ au moyen d'une émission de titres et le produit a servi à combler le déficit du fonds de roulement et à rembourser la dette à long terme.

APF a prévu les montants suivants dans le cadre de son programme d'immobilisations en 2004. Environ 85 % des 40 M$ ont été attribués aux initiatives de forage et d'optimisation.

Dépenses en immobilisations estimatives de 2004

Région	(en millions de dollars)		% du total
Centre de l'Alberta	9,2	$	23
Est de l'Alberta/Pétrole lourd	1,4		4
Sud de l'Alberta	8,0		20
Sud-est de la Saskatchewan	14,1		35
Méthane de gisements houillers	7,3		18
Total	40,0	$	100

Le programme d'immobilisations sera financé grâce à la combinaison des flux de trésorerie, du produit tiré du réinvestissement des distributions et de la dette, un niveau record de 167 puits bruts devrait être forés pour les occasions classiques liées aux activités et celles dans le domaine du méthane de gisements houillers.

La mise en valeur de méthane de gisements houillers devrait entraîner le forage de 63 puits bruts en 2004. Les activités canadiennes se concentreront sur les puits d'exploration dans les champs Doris et Timeu ainsi que sur l'achèvement d'un projet pilote de 10 puits sur les terrains houillers de Mannville à Corbett Creek. Aux États-Unis, la mise en valeur se poursuivra sur plusieurs projets dans le Powder River Basin puisque APF cherche à faire prendre de l'expansion à ses activités actuelles.

CAPITAUX PROPRES

Au 31 décembre 2003, s'établissait à 34,1 millions de parts de fiducie d'APF étaient en circulation (22,9 millions en 2002), et sa capitalisation boursière s'établissait à environ 427,1 M$ (224,6 M$ en 2002).

En février 2003, APF a émis 4,0 millions de parts de fiducie à 9,45 $ par part de fiducie pour acquérir Hawk Oil.

En avril 2003, APF a émis 5,4 millions de parts de fiducie à 10,40 $ par part de fiducie pour un produit brut de 55,7 M$. Le produit de cette émission a servi à financer l'acquisition de Nycan et à réduire la dette bancaire.

En juin 2003, APF a émis 50 000, 9,4 % débentures subordonnées non garanties convertibles pour acquérir une participation de 17 % dans l'unité n° 1 de Swan Hill. APF a conclu un contrat de vente et d'achat avec une tierce partie en contrepartie de 17 % de l'unité pour une contrepartie de 91,8 M$. Ce contrat était assorti de certains droits de premier refus accordés à une autre partie. Cette partie a exercé son droit de premier refus et APF a donc obtenu 2,55 % de l'unité pour environ 15,9 M$. Le reste de l'émission des débentures a servi à réduire la dette bancaire et enfin à partiellement financer l'acquisition de CanScot en septembre.

En septembre 2003, APF a émis 1,3 million de parts de fiducie en contrepartie de 11,50 $ par part de fiducie en vue d'acquérir CanScot.

En décembre 2003, APF a émis 140 710 parts de fiducie aux termes du nouveau régime de réinvestissement des distributions de primes pour un produit de 1,60 M$ (néant en 2002).

Au cours du 2003, 199 005 parts de fiducie (61 777 en 2002) ont été émises aux termes du régime incitatif de droits d'achat de parts pour 1,8 M$ (0,5 M en 2002). Durant l'exercice, 107 998 parts additionnelles ont été émises au moment de la conversion de débentures.

Le 4 février 2004, APF a procédé à la clôture de l'émission de 4,8 millions de parts de fiducie à un prix de 11,60 $ chacune pour un produit brut de 55,3 M$. Le produit de ce placement a servi à financer le fonds de roulement et à rembourser la dette.

Engagements et éventualités
APF est partie à certaines poursuites survenues dans le cours normal des affaires. La direction estime que les pertes qui pourraient découler de ces poursuites n'auraient pas d'incidence importante sur les états financiers.

APF a établi un budget d'immobilisations qui a été approuvé par le conseil. Les prévisions budgétaires représentent la meilleure estimation des projets qu'APF a l'intention d'entreprendre au cours de l'exercice, mais ne constituent pas une obligation juridique ou contractuelle. Pour les propriétés qu'APF n'exploite pas, l'exploitant risque d'exiger un engagement en vertu duquel APF sera obligée de terminer un projet à une date future prédéterminée. Au premier trimestre de 2004, APF n'avait pas engagé de fonds importants à l'égard de ces projets.

(en milliers de dollars)	2004	2005	2006	2007	2008
Engagements au titre de baux	773 $	756 $	710 $	706 $	359 $

Risques commerciaux
APF est exposée à de nombreux risques inhérents au secteur du pétrole et du gaz. Ces risques pourraient avoir une incidence sur les distributions aux porteurs de parts. Pour réduire son exposition aux risques, APF respecte des politiques et des procédures appropriées dans le cadre de ses activités quotidiennes et de sa planification stratégique à long terme.

Les risques financiers et les risques du marché liés aux fluctuations du prix des marchandises et des taux de change sont atténués au moyen de la gestion active par APF de la vente de sa propre production afin d'accroître au maxium les prix et au moyen d'un programme de couverture du prix des marchandises et des taux de change avec des contreparties solvables. APF a recours à des couvertures en tant qu'outils de gestion des risques et non pas à des fins de spéculation. APF a conclu trois swaps de taux d'intérêt durant 2003, lesquels échoient à différentes dates en 2005.

Des risques d'exploitation sont associés à la production de pétrole et de gaz naturel. Ceux-ci concernent la capacité de production, de traitement et de transport du pétrole et du gaz naturel; la capacité de remplacer la production et de conserver les réserves ainsi que les risques sur le plan de l'environnement et de la sécurité liés aux puits et aux installations de production. Pour atténuer ces risques, APF a recours à une stratégie d'exploitation d'une importante partie de sa production, ce qui lui procure un plus grand contrôle sur ses activités. APF engage des employés et des entrepreneurs qui respectent son programme de sécurité et qui s'informent régulièrement des pratiques en matière d'exploitation. En outre, APF conserve une asssurance en vue de réduire les conséquences des pertes d'exploitation.

La croissance d'APF est fonction de sa capacité d'obtenir du financement par emprunt ou par actions sur les marchés financiers canadiens. APF dispose de marges de crédit avec trois banques canadiennes. Celles-ci lui permettent de financer par emprunt ses acquisitions. Grâce à l'émission de nouveaux titres, APF est en mesure de rembourser sa dette tout en continuant de procéder à des acquisitions. Si APF n'avait plus accès aux marchés canadiens de la dette et des actions, elle pourrait avoir de la difficulté à remplacer sa production et à effectuer ses distrutions.

Les changements apportés aux règlements gouvernementaux en matière de revances, aux lois fiscales, aux programmes d'encouragement lié au secteur du pétrole et du gaz et aux lois sur les valeurs mobilières sont des exemples de modifications réglementaires qui peuvent influer sur les activités d'APF.

Les changements apportés à de nombreuses variables ont une influence sur les flux de trésorerie d'APF. La sensibilité des flux de trésorerie avant couverture de 2004 s'établit comme suit :

Variable	Variation	Incidence sur les flux de trésorerie (en milliers de dollars)	Variation par part
Prix du pétrole brut	1 $ US par baril	2 360	0,07
Prix du gaz naturel	0,10 $ CA/kp^3	1 200	0,04
Taux de change $ US/$ CA	0,01 $	2 000	0,06
Taux d'intérêt	1,00 %	1 000	0,03
Production de pétrole brut	100 barils par jour	1 095	0,03
Production de gaz naturel	1 Mp^3	1 500	0,04

Estimations comptables

Pour dresser les états financiers conformément aux principes comptables généralement reconnus du Canada, APF doit faire des estimations et poser des hypothèses. Les questions décrites plus bas sont considérées comme critiques pour comprendre les jugements posés pour préparer les états financiers ainsi que les incertitudes qui pourraient se répercuter sur les montants présentés des résultats d'exploitation, de la situation financière et des flux de trésorerie. Les conventions comptables sont décrites dans la note 2 afférente aux états financiers.

Estimation des réserves de pétrole et de gaz

Les réserves de pétrole et de gaz ont été estimées conformément à la norme canadienne 51-101. De par leur nature, les estimations des réserves de pétrole et de gaz sont imprécises et ne représentent que des montants approximatifs. Elles sont de plus soumises à une révision future puisqu'elles sont déterminées d'après les données, les prix et les coûts disponibles sur les réservoirs au moment où ces estimations sont effectuées. En conséquence, les mesures financières établies en fonction des réserves estimatives peuvent aussi faire l'objet d'un changement.

Amortissement et épuisement

Les réserves prouvées sont également utilisées dans les taux d'amortissement proportionnel au rendement pour calculer l'amortissement et l'épuisement des biens relatifs au pétrole et au gaz, notamment les immobilisations corporelles liées aux activités de production d'hydrocarbures. Le montant de l'amortissement est fonction des unités de production sur les réserves prouvées et mises en valeur du champ pertinent au cours de la période. Les propriétés non prouvées sont amorties selon les circonstances. Les autres immobilisations corporelles sont généralement amorties au moyen de la méthode de l'amortissement linéaire sur leur durée de vie utile de cinq à dix ans.

Plafonnement du coût entier

La valeur comptable des immobilisations est examinée pour déceler toute perte de valeur lorsque des faits ou des changements de circonstance laissent entendre que la valeur comptable de ces propriétés risque de ne pas être recouvrable. S'il est déterminé que les actifs ont subi une perte de valeur, leur valeur comptable est ramenée à la juste valeur. À cette fin, les actifs sont attribués à un centre de coûts selon le pays dans lequel l'activité s'est déroulée. Les estimations des flux de trésorerie futurs des actifs liés aux activités de production d'hydrocarbure sont déterminées d'après les réserves prouvées établies conformément à la norme canadienne 51-101.

Frais de restauration et d'abandon des lieux

Des provisions sont contituées pour l'abandon et la restauration futurs des installations de production de pétrole et de gaz naturel et les pipelines à la fin de leur durée économique. Les frais de restauration et d'abandon des lieux sont déterminés d'après les exigences, la technologie et le niveau des prix actuels. La plupart de ces obligations s'étalent sur plusieurs années dans le futur et les exigences précises auxquelles nous devrons satisfaire sont incertaines puisque les technologies et les coûts ainsi que les attentes sur les plans de la politique, de l'environnement et de la sécurité peuvent changer.

CHANGEMENTS RÉCENTS DE CONVENTIONS COMPTABLES OU DE RÈGLEMENTS

Capitalisation du coût entier dans le secteur du pétrole et du gaz naturel

En septembre 2003, l'ICCA a publié la note d'orientatation comptable n° 16, « Pétrole et gaz naturel – Capitalisation du coût entier » pour remplacer la note d'orientation comptable n° 05. Cette nouvelle norme propose que soit modifié le plafonnement du coût entier. De plus, elle exige la présentation d'informations additionnelles à l'égard des estimations comptables critiques de la perte de valeur ainsi que de l'amortissement et de l'épuisement.

Cette nouvelle norme s'applique aux exercices débutant à compter du 1er janvier 2004. Toutefois, APF a choisi d'adopter la norme par anticipation le 31 décembre 2003. L'adoption de cette norme n'a pas eu d'incidence importante sur le plan financier.

Obligations liées à la mise hors service d'immobilisations
L'Institut Canadien des Comptables Agréés (l'« ICCA ») a publié le chapitre 3110, « Obligations liées à la mise hors service d'immobilisations » en mars 2003. Conformément à cette nouvelle norme, les entités doivent constater l'obligation liée aux coûts futurs de remise en état des lieux dans les états financiers. Cette nouvelle norme canadienne s'appliquera aux exercices débutant à compter du 1er janvier 2004.

Conformément à cette norme, ces obligations sont d'abord mesurées à la juste valeur et ensuite ajustées pour tenir compte de la désactualisation de l'actualisation et de la variation des flux de trésorerie sous-jacents. Le coût lié à la mise hors service d'immobilisations est capitalisé sur l'actif s'y rattachant et imputé aux résultats sur la durée de vie des actifs.

APF évalue actuellement l'incidence de cette nouvelle norme et l'adoptera au premier trimestre de 2004.

Relations de couverture
En décembre 2001, l'ICCA a publié la note d'orientation 13, intitulée « Relations de couverture ». Cette note d'orientation traite de l'identification, de la désignation, de la documentation et de l'efficacité des relations de couverture, aux fins de l'application de la comptabilité de couverture. La directive s'applique aux exercices ouverts à compter du 1er juillet 2003.

Cette nouvelle note aborde les opérations de couverture aux fins de l'application de la comptabilité de couverture en plus d'en établir les conditions d'application. Conformément à ces nouvelles recommandations, il faut documenter les opérations de couverture et démontrer que les couvertures sont suffisamment efficaces pour appliquer la comptabilité de couverture aux positions couvertes au moyen d'instruments dérivés.

Une importante partie du portefeuille de propriétés de pétrole brut actuel d'APF se présente sous forme de pétrole brut corrosif léger à moyennement visqueux dont le prix est fixé d'après Cromer. Il ne qualifie pas comme couverture efficace du prix de référence WTI pour le pétrole brut corrosif léger actuellement couvert par APF. En conséquence, APF ne prévoit pas appliquer la comptabilité de couverture à ses contrats de couverture actuels du pétrole brut.

Pour que la couverture des opérations de change soit qualifiée d'efficace, elle doit être associée à des titres d'emprunt libellés en dollars américains ou à des produits libellés en dollars américains. Au 31 décembre 2003, APF n'avait aucun titre d'emprunt libellé en dollars américains. De plus, les modalités du règlement de la couverture n'étaient pas conformes aux dates de règlement des contrats WTI. En conséquence, APF ne prévoit pas appliquer la comptabilité de couverture à ses contrats de couverture des opérations de change.

Le prix de la quasi-totalité des couvertures de gaz d'APF est établi en fonction du prix de référence d'AECO, lequel est relié aux produits tirés des ventes de gaz. APF évalue actuellement l'incidence de la norme sur les contrats de gaz naturel et prévoit prendre une décision finale en vue d'appliquer la comptabilité de couverture au premier trimestre de 2004.

Entités à détenteurs de droits variables
En juin 2003, l'ICCA a publié la note d'orientation comptable n° 15, « Consolidation des entités à détenteurs de droits variables », qui traite de la consolidation de certaines entités sur lesquelles le contrôle s'exerce autrement que par l'exercice des droits de vote. Cette note s'applique aux périodes annuelles et intermédiaires débutant à compter du 1er novembre 2004. APF évalue l'incidence de ces nouvelles recommandations.

Obligations d'information continue
Dès le 30 mars 2004, tous les émetteurs assujettis au Canada devaient être assujettis à de nouvelles exigences en matière d'obligations d'information continue conformément à la norme canadienne 51-102, « Obligations d'information continue ». Cette nouvelle norme s'applique généralement aux exercices débutant à compter du 1er janvier 2004. La norme propose des périodes de déclaration plus courtes pour le dépôt des états financiers annuels ou intermédiaires, des rapports de gestion et des notices annuelles.

La norme propose également que soient présentées davantage d'informations dans les financiers annuels ou intermédiaires, dans les rapports de gestion et dans les notices annuelles. En vertu de cette nouvelle norme, il ne sera dorénavant plus obligatoire pour APF de poster les financiers annuels ou intermédiaires et les rapports de gestion aux porteurs de parts. Cependant, ces documents devront être fournis sur demande. APF continue d'évaluer les conséquences de cette nouvelle norme, qui sera mise en œuvre au 30 mars 2004.

Comptabilisation des débentures convertibles
En juin 2003, l'ICCA a approuvé la modification du chapitre 3860 du Manuel intitulé « Instruments financiers – informations à fournir et présentation ». Conformément aux recommandations précédentes, les créances qui pouvaient être réglées au moyen des instruments de capitaux propres de l'entité pouvaient être classées à titre de capitaux propres et les intérêts connexes étaient traités comme réduction des capitaux propres.

La modification exige que certaines créances devant ou pouvant être réglées à l'aide des instruments de capitaux propres de l'entité soient présentées à titre de passif, les intérêts correspondant étant inscrits à l'état des résultats. La modification s'applique aux exercices débutant après le 1er novembre 2004.

PERSPECTIVES

APF demeure engagée envers sa stratégie qui consiste à acheter des puits et à exploiter son patrimoine de propriétés au moyen de forages de développement, de remises en production et d'optimisations de champs. Pour 2004, elle a prévu forer 167 puits bruts au total. APF a attribué 40 M$ au budget de ses dépenses en immobilisations pour l'exercice, 85 % des fonds étant consacrés au forage et à la mise en valeur de propriétés classiques. Au cours de 2004, APF continuera de faire prendre de l'expansion à ses projets pilotes de gaz de gisements houillers dans le centre de l'Alberta. Au total, 7 M$ ont été prévus au budget des dépenses en immobilisations pour les initiatives de gaz de gisements houillers au Canada et aux États-Unis. Avec une faible baisse de la production et la possibilité de générer des rendements plus élevés que ceux de la production classique, APF est d'avis que le gaz de gisements houillers représente une occasion très intéressante et idéale pour la structure de la Fiducie.

APF continuera de procéder à des acquisitions qui contribueront à améliorer, par part, les flux de trésorerie, la production, les réserves et la valeur liquidative d'APF. APF s'est engagée à préserver la stabilité à long terme des distributions en espèces. Pour atténuer les risques liés aux fluctuations du prix des marchandises qui sont inhérents au secteur du pétrole et du gaz naturel, APF couvrira activement sa production. À long terme, APF estime que les prix du pétrole brut et du gaz naturel maintiendront leur niveau élevé.

ÉNONCÉS PROSPECTIFS

Certains énoncés contenus dans le présent document sont des « énoncés prospectifs », notamment les perspectives sur les prix du pétrole et du gaz, les redevances, les charges d'exploitation, les estimations de la production future, les dates d'achèvement estimatives des projets de construction et de mise en valeur, les plans d'affaires pour le forage et l'exploration, les montants estimatifs des dépenses en immobilisations et le moment où elles seront effectuées ainsi que les niveaux d'endetement futurs prévus. Les informations sur les réserves contenues dans ce document peuvent aussi être considérées comme des énoncés prospectifs puisque ces estimations comportent l'idée qu'il est possible de produire les ressources décrites de manière rentable. Les projections, les estimations et les opinions présentées dans ces énoncés prospectifs comportent forcément des risques et des incertitudes qui pourraient faire en sorte que les résultats financiers futurs réels diffèrent sensiblement des projections d'APF Energy Trust et d'APF Energy Inc. Ces risques incluent notamment : les risques liés au secteur du pétrole et du gaz (comme les risques d'exploitation liés à l'exploration; la mise en valeur et la production de pétrole brut et de gaz naturel; les risques et les incertitudes comportant la géologie des gisements de pétrole et de gaz; l'incertitude des estimations

reliées au réserves; l'incertitude des estimations et des projections concernant la production, les coûts et les charges; les délais possibles ou les changements de plans à l'égard des projets d'exploration ou de mise en valeur ou des dépenses en immobilisations et les risques liés à la santé, à la sécurité et à l'environnement); les risques liés à l'exécution des opérations de change (comme l'instabilité politique et budgétaire dans les pays où APF Energy fait des affaires); la possibilité que les politiques gouvernementales changent ou que les approbations des gouvernements soient retardéses ou retenues et les fluctuations des prix et du taux de change.Ces risques et d'autres sont décrits dans les rapports d'APF Energy qui sont déposés auprès des organismes de réglementation des valeurs mobilières. Il n'est pas possible de déterminer avec certitude l'incidence d'un seul facteur sur un énoncé prospectif en particulier puisque ces facteurs sont dépendant de d'autres facteurs et que la mesure qu'adoptera la direction dépendra de son évaluation de l'avenir compte tenu de toutes les informations dont elle dispose alors.

Les lecteurs sont prévenus que la liste ci-dessus des facteurs importants n'est pas exhaustive. Bien que la société estime que les attentes contenues dans les énoncés prospectifs sont raisonnables d'après les informations disponibles au moment où elle les a formulées, aucune assurance ne peut être donnée quant aux résultats, aux niveaux d'activités et aux réalisations futurs. Tous les énoncés prospectifs subséquents, qu'ils soient présentés par écrit ou oralement, attribuables à APF ou à toute personne agissant en son nom sont expressément sous réserve de cette mise en garde. APF n'a pas l'obligation de mettre à jour les énoncés prospectifs contenus aux présentes advenant un changement de circonstances, d'estimations ou d'opinions de la direction.

APF ENERGY

Exemption Order # 82-5166

NEWS RELEASE
MAY 10, 2004

TSX: AY.UN; AY.DB

APF ENERGY TRUST RELEASES 2004 FIRST QUARTER RESULTS

APF Energy Trust ("APF" or the "Trust") is pleased to present its 2004 first quarter financial and operating results.

HIGHLIGHTS

- Increased development activity, drilling 27 (13.6 net) wells, a 69% increase over the first quarter of 2003;
- Completed a $52.5 million equity offering of 4.8 million units at $11.60 per unit;
- Evaluated a number of potential acquisitions, culminating in the agreement to acquire Great Northern Exploration Ltd. in a transaction valued at $291 million.

Financial	3 Months Ended	
($000, except per unit/boe amounts)	March 31 2004	March 31 2003 Restated
Net operating income[1]	26,496	28,691
Per unit - basic	$ 0.71	$ 1.14
Per unit - diluted	$ 0.63	$ 1.14
Cash flow from operations[2]	23,000	25,194
Per unit - basic	$ 0.62	$ 1.00
Per unit - diluted	$ 0.55	$ 1.00
Net income	8,127	13,687
Per unit - basic[3] and diluted	$ 0.19	$ 0.54
Distributions	19,829	13,066
Per unit	$ 0.53	$ 0.51
Bank debt	55,000	97,000
Market		
Units outstanding (000)		
End of period	39,670	26,982
Weighted average - basic	37,381	25,161
Weighted average - fully diluted	42,167	25,213
Trust unit trading		
High	$ 12.63	$ 10.95
Low	$ 10.32	$ 9.66
Close	$ 12.28	$ 10.30
Average daily volume	254,769	104,750
Operating		
Daily production (average)		
Oil & NGLs (bbl)	6,528	6,609
Gas (mcf)	37,729	28,745
Total (boe)[4]	12,816	11,400
Realized commodity prices ($Cdn.)		
Oil & NGLs (per bbl)	$ 34.98	$ 38.76
Gas (per mcf)	$ 6.95	$ 8.10
Average (per boe)[4]	$ 38.27	$ 43.76
Reference Pricing		
WTI oil (U.S.$/bbl)	$ 35.15	$ 33.86
AECO gas ($Cdn./mcf)	$ 6.60	$ 7.92
Foreign exchange ($U.S./$Cdn.)	$ 1.3178	$ 1.5098

(1)Net operating income is calculated as reported total oil and gas revenue, add back non-cash derivative loss, less operating expenses for the period.
(2) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and accrued interest on convertible debentures.
(3) Net earnings for basic earnings per unit calculation have been reduced by interest accrued on the convertible debentures.
(4) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OVERVIEW

Continuing its strategy of allocating more financial and human resources to development, APF drilled a record 27 (13.6 net) wells during the first three months of 2004, a 69% increase over the 16 (5.6 net) wells that were drilled during the same period last year. The impact of this active drilling program on production and cash flow is expected to be realized in the second quarter of the 2004, as the annual spring break-up resulted in restricted land access for completions and tie-ins at the end of the first quarter.

In order to position itself for a stepped-up drilling program, as well as potential value-added acquisitions, APF completed a $52.5 million equity offering in February, issuing 4.8 million units at a price of $11.60 per unit, the highest issue price since the Trust's inception. Although the net proceeds were utilized initially to repay bank debt, resulting in some short term dilution, APF continued to evaluate the acquisition of assets and corporations that would ultimately generate cash flow for the incremental units. APF has successfully employed this technique in the past, each time identifying and executing on an acquisition shortly after completing an equity issue. On April 6, 2004, after considering a number of opportunities, APF entered into an agreement to acquire Great Northern Exploration Ltd. ("Great Northern"). The Great Northern assets possess an attractive combination of a strong anchor base of producing properties, as well as 141,000 net undeveloped acres of highly prospective land. The acquisition is expected to close in early June.

Daily production increased quarter over quarter by 12%, which partially offset the impact of a stronger Canadian dollar and lower commodity prices. Natural gas prices at AECO decreased by 17% relative to the first quarter of 2003, averaging $6.60 per mcf. The benchmark West Texas Intermediate crude oil pricing increased a modest four percent to US$35.15 per barrel.

OPERATIONS & DEVELOPMENT

APF increased year over year drilling activity in the first quarter by 69%, from 16 to 27 gross wells (5.6 and 13.6 net, respectively). The majority of resources were allocated to natural gas drilling projects, resulting in a total of 14 (7.1 net) conventional gas wells in APF core areas. Coalbed methane and oil drilling resulted in nine (4.2 net) and three (1.3 net) wells, respectively. The increased levels of activity will continue throughout the year, as APF continues to execute its business plan of more aggressively developing its asset base.

Conventional Properties

Central Alberta

APF participated in the drilling of 9 (4.5 net) wells, resulting in one (0.1 net) oil well, seven (3.4 net) conventional gas wells and one (1.0 net) dry and abandoned well during the first quarter. Most of the activity was focused in the Paddle River and Redwater areas with capital expenditures totalling $3.3 million. Production averaged 3,640 boe/d for the period.

Three new wells that were drilling at Paddle River during the fourth quarter of 2003 were brought on stream during the first quarter, generating 800 mcf/d of net raw gas production. Two new wells drilled in 2003 were tied-in at Redwater with volumes increasing by 180 mcf/d. An additional well at Willesden Green was also brought on, increasing net production for that property by 350 mcf/d. Another five (2.3 net) wells were drilled in Central Alberta during the first quarter and will be completed and evaluated during the second quarter.

APF has been actively acquiring land in the Paddle River and Redwater areas, as well as entering into joint ventures with industry partners to expose the Trust to additional opportunities, while mitigating risk. Activity in both areas is expected to continue in the second and third quarters.

Southern Alberta

Four (2.0 net) gas wells were drilled at Enchant and Leahurst during the first quarter of 2004. APF also completed the tie-in of the 12 Countess wells that were drilled in December. One Enchant well was brought on production during the second quarter at a gross rate of 3,000 mcf/d (1,500 mcf/d net). Drilling activity is expected to be focussed in the Retlaw and Turin areas following spring break-up in mid-May.

Stabilized production rates at the Countess shallow gas field are exceeding internal estimates. After four months of production, these wells are each averaging 100 mcf/d. APF's net raw gas production from the 12 wells tied in

during the first quarter is 1,200 mcf/d. Locations are being selected for an additional drilling program that is scheduled for the third quarter of 2004. A recompletion program for Belly River gas will begin during the second quarter, with APF also planning to drill a Mannville test well in the area following spring break-up.

A well at Leahurst was brought on stream from two Cretaceous zones in December and is currently restricted at 650 mcf/d net to APF due to facility constraints. The well was twinned during the quarter, for uphole potential with another stepout well that was subsequently drilled by APF. All three wells will be rerouted to another facility during the third quarter, allowing for increased production from the area. Once all three wells are tied in they are expected to increase production by 2,000 mcf/d. Total capital expenditures for the Southern Alberta region during the period were $4.0 million. Average daily production amounted to 3,000 boe for the quarter.

Southeast Saskatchewan

APF participated in two (1.2 net) oil wells, located at Macoun and Arcola during the first quarter and commenced drilling another horizontal well through spring break-up at Tatagwa. All three wells are now producing. Drilling is scheduled to continue following breakup with a 10 well program at Queensdale, Arcola and Carlyle.

Capital expenditures in this region were $2.4 million and average production was 3,760 boe/d for the first quarter.

East Alberta/Heavy Oil

During the first quarter, APF participated in three (1.6 net) gas wells in the East Alberta gas region, which will be tied in following spring break-up. Capital expenditures during the period totalled $0.7 million and production averaged 2,150 boe/d.

APF plans to initiate unitization discussions with offset landowners at South Epping during the second quarter, in order to facilitate the implementation of a waterflood program to improve recovery factors in the pool.

Coalbed Methane Properties

APF continued to execute its CBM strategy, with a total of nine wells drilled during the first quarter, representing a combination of test wells and pilot programs. Although the bulk of APF's activity has been targeted towards CBM projects that will require de-watering, APF has increased its exposure to the "dry" CBM play in the Horseshoe Canyon coals, with recent M&A activity poised to add even further to APF's inventory of prospects. Total CBM production now amounts to approximately 750 mcf/d. As a result of competitive considerations associated with the highly confidential nature of CBM drilling operations, separate flow rates on recent drills will not be reported until subsequent reporting periods.

Alberta

During the first quarter of 2004, APF expanded its CBM activity to include the Horseshoe Canyon coals of central Alberta. Drilling operations began on three (2.1 net) Horseshoe Canyon "dry" CBM wells in the Trochu-Rowley area, with two wells coming on production. APF was also successful in negotiating a strategic farm-in on prospective lands that complements existing position in the area, with plans to drill up to 15 wells if results warrant. Capital expenditures amounted to $0.9 million in the first quarter.

At Corbett Creek, APF completed the drilling of four (0.8 net) wells which constituted phase two of this project and are currently in the de-watering phase. To date, 10 Upper Mannville CBM wells have been drilled. Two additional CBM wells (1.3 net), targeting the Upper Manville coals, were also drilled at Timeu and Doris.

At Wood River, north of Rowley, APF is planning a development program to produce shallow gas associated with the dry Edmonton and Belly River coals and sands. This program is expected to commence late in the second quarter, upon successful completion of the Great Northern acquisition, with 30 initial locations identified.

Wyoming

Development at Big Bend continued during the first three months of 2004, six (4.2 net) wells will be drilled by the end of the second quarter. This will complete the 8 well phase 3 program, which will begin dewatering during Q2. The second phase of drilling, being an 18-well program, will commence upon completion of the initial eight wells as this pilot project is expanded.

Drilling Activity

	Three Months Ended March 31			
	2004		**2003**	
	Gross	**Net**	**Gross**	**Net**
Oil	**3.0**	**1.3**	9.0	1.4
Gas	**14.0**	**7.1**	4.0	4.0
Coalbed methane	**9.0**	**4.2**	-	-
Other	**-**	**-**	3.0	0.2
Dry and abandoned	**1.0**	**1.0**	-	-
Total	**27.0**	**13.6**	16.0	5.6

CORPORATE DEVELOPMENT

During the first quarter, APF's corporate development team continued to identify and evaluate both corporate and asset acquisitions. These efforts ultimately led to the announcement on April 7, 2004 that APF had entered into an agreement to acquire Great Northern Exploration Ltd., a gas levered producer with approximately 5,600 boe/d (57% gas) of production and 20.2 mmboe of proved plus probable reserves, for a total consideration of approximately $291 million. The purchase price will be satisfied by a combination of cash and units of APF, and the assumption of debt. APF expects to take up and pay for the Great Northern shares in early June.

These shallow declining assets, with a reserve life index of 10 years, are mainly focused in West Central Alberta and are complementary to APF's existing properties, and include production in the Greater Edmonton and Innisfail areas of Alberta and the Robsart area in Southwest Saskatchewan. The assets come with significant drilling and development potential, with over 200 drilling locations identified, and the operatorship of 91% of production.

The transaction will add approximately 141,000 net acres of undeveloped land, including 41,600 acres that is prospective for CBM in the Horseshoe Canyon formation, where APF already has an established position. Interest in these dry CBM coals has increased significantly, with recent crown sales in the area commanding prices of up to $345 per acre. An independent evaluation of Great Northern's land assigned an across-the-board value of $53 per acre for all its undeveloped lands, APF believes the land is worth considerably more as APF is uniquely positioned to realize additional value through its CBM expertise.

LIQUIDITY AND CAPITAL MARKETS

With the completion of the $52.5 million equity offering, APF's market capitalization increased to $487 million by the end of the first quarter. Together with bank debt of $55 million and $48 million of outstanding principal on the Trust's convertible debentures, enterprise value totalled $590 million.

Included in the number of units outstanding at the end of the period were those that were issued pursuant to APF's highly successful premium distribution re-investment plan (the "DRIP"), in which 40% of all APF units were registered. The DRIP allows participants to either receive additional units at a 5% discount to a volume weighted average price, or a premium distribution equal to 102% of the regular cash payment. In total, 744,692 units were issued during the quarter, resulting in proceeds of $8.5 million. Based on expected participation for the remainder of 2004, APF expects to issue a total of approximately $30 million worth of equity during the calendar year pursuant to the DRIP.

Trading in APF's units continued to strengthen, with average daily volume exceeding 250,000 units, a 143% increase over the first quarter of last year and a 107% increase relative to the fourth quarter of 2003. A recent review of the geographic dispersal of APF's units indicated non-residents holding approximately 16% of the total float.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and March 31, 2003. The financial information had been prepared in accordance with Canadian GAAP and is presented in Canadian dollars. Additional information relating to APF, including disclosures required under National Instrument 51-101 ("NI 51-101"), can be found in the APF's 2003 Annual Information Form ("AIF") on SEDAR at www.sedar.com or on APF's website at www.apfenergy.com.

Production

Production volumes were 12% higher during the first quarter of 2004 compared to 2003, reflecting the impact of acquisitions completed during 2003 and success of the drilling program. Natural declines in crude oil production were offset by a 31% increase in natural gas production that was acquired during 2003 primarily through the Nycan Energy Corp. ("Nycan") acquisition and developed through successful drilling at Countess and Enchant. Production during the second quarter will increase as a result of the Great Northern Exploration Ltd. ("Great Northern") acquisition, which is expected to close in early June 2004. At the time the acquisition was announced, Great Northern was producing approximately 5,600 boe/d.

	Three Months Ended March 31		
	2004	**2003**	**% Change**
Crude oil (bbl/d)	**6,104**	6,345	(4)
Natural gas (mcf/d)	**37,729**	28,745	31
NGL (bbl/d)	**424**	264	61
Total (boe/d)	**12,816**	11,400	12
Production split			
Oil & NGLs	**51%**	58%	(12)
Natural Gas	**49%**	42%	17

Marketing

During the first quarter, APF's production mix was 51% crude oil and NGLs and 49% natural gas. Crude oil was sold under 30 day evergreen contracts while approximately 25% of natural gas production was sold to aggregators pursuant to long-term contracts, with the remaining 75% sold in the spot market.

Prices

During the first quarter of 2004, crude oil price realizations declined by 13% over the same quarter in 2003. While the benchmark West Texas Intermediate ("WTI") price increased by 4% over the first quarter of 2003, the largest impact on pricing resulted from a 13% decrease in the value of the U.S. dollar against the Canadian dollar during the same period. Natural gas realizations during the quarter decreased by 14% over the same period in 2003 with the AECO price declining by 17% over the corresponding period. NYMEX futures contracts for the remainder of 2004 suggest crude oil prices will exceed 2003 levels. APF expects gas prices during 2004 to remain consistent with or exceed 2003 levels as supply concerns dominate the market.

Effective January 1, 2004, APF has segregated costs associated with the transportation and selling of crude oil, natural gas and NGLs. Previously APF followed industry practice. which was to present revenues net of these costs. Accordingly, the March 31, 2004 comparative statements have been restated with these costs segregated, resulting in an increase to the gross price per unit of production.

	Three Months Ended March 31				
Prices - After Hedging ($Cdn.)		**2004**		**2003**	**% Change**
Crude oil (bbl)	$	**35.06**	$	40.32	(13)
Natural gas (mcf)		**6.95**		8.10	(14)
NGLs (bbl)		**33.80**		38.41	(12)
Total	$	**38.27**	$	43.76	(13)
Reference Pricing					
WTI ($U.S./bbl)	$	**35.15**	$	33.86	4
AECO gas ($Cdn./mcf)	$	**6.60**	$	7.92	(17)
Foreign exchange ($U.S./$Cdn.)	$	**1.3178**	$	1.5098	(13)

Derivatives

Commodity prices are susceptible to market fluctuations. APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price of commodities on a portion of the production portfolio. One of the key assumptions in the preparation of APF's annual budget and estimate of annual distributions is commodity pricing. APF's mandate is to ensure that a portion of the year's distributions, based on certain commodity price assumptions, are protected. APF looks for opportunities to sell forward a portion of its production at levels at, or better than, the commodity prices used in the budget process.

While this guideline necessarily implies that commodity prices may rise, it must be acknowledged that commodity prices may fall. In this regard, in situations where commodity prices are below those used in the annual budget, management's expertise is relied upon to ensure that potential opportunities to mitigate the impact of lower commodity prices is mitigated. Hedging activities during the first quarter of 2004 reduced revenues that would otherwise have been received by $1.0 million, reducing the realized oil price by $3.77 per bbl and increasing the natural gas price by $0.31 per mcf.

Starting January 1, 2004, the Canadian Institute of Chartered Accountants ("CICA") implemented Accounting Guideline 13 "Hedging Relationships". Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to apply hedge accounting. Previously APF only recognized hedging gains and losses as they were realized at the end of the contract. After review of the existing hedging relationships it has been determined that APF's commodity, interest rate and foreign currency hedges do not qualify for hedge accounting. Estimated gains and losses on the contracts have been included in the statements of operations for the three month period ending March 31, 2004. APF's AECO natural gas hedges do qualify as effective, however the Trust has decided not to apply hedge accounting to these instruments, as management believes that the application of hedge accounting on certain transactions and not others would result in less transparent and potentially misleading financial information.

As of January 1, 2004, APF recorded $1.3 million for the mark-to-market value of the outstanding hedges as a derivative liability and a $1.3 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instruments. The deferred loss at January 1, 2004 was comprised of a $0.4 million loss for crude oil and natural gas, and a $0.9 million loss for interest rate swaps. At March 31, 2004, $0.12 million of the deferred loss had been recognized, with the remaining $1.18 million to be recognized during the remainder of 2004. At March 31, 2004 the fair value of the derivative instruments was $4.44 million. This has been recorded as a derivative liability and $3.14 million has been recorded as an expense on the statement of operations to reflect the change in fair values since December 31, 2003.

As of March 31, 2004 APF had the following hedges in place:

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
April to June 2004	Crude oil	Swap	2,500 bbls	$U.S. 30.78/bbl
April to June 2004	Natural gas	Swap	10,333 GJ	$Cdn. 5.76/GJ
April to June 2004	Natural gas	Swap	1,000 mmbtu	$U.S. 5.19/mmbtu
July to September 2004	Crude oil	Swap	2,167 bbls	$U.S. 29.58/bbl
July to September 2004	Natural gas	Swap	10,000 GJ	$Cdn. 5.75/GJ
July to September 2004	Natural gas	Swap	1,000 mmbtu	$U.S. 5.19/mmbtu
October to December 2004	Crude oil	Swap	1,833 bbls	$U.S. 30.45/bbl
October to December 2004	Natural gas	Swap	3,333 GJ	$Cdn. 5.75/GJ
October to December 2004	Natural gas	Swap	333 mmbtu	$U.S. 5.19/mmbtu
January 2005	Crude oil	Swap	1,000 bbls	$U.S. 31.74/bbl

In addition to commodity hedging, APF has also entered into foreign currency hedge contracts in order to mitigate currency risk. The Trust has hedged US$20 million of revenue at a rate of $Cdn. 1.3317 or $U.S. 0.7509 for calendar 2004.

At December 31, 2004, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount (000)	Interest rate
April 2004 to March 2007	$20,000	3.58% plus stamping fee
April 2004 to May 2006	$20,000	3.60% plus stamping fee
April 2004 to November 2005	$20,000	3.58% plus stamping fee

Revenues

Oil and Gas (000 except per boe amounts)	Three Months Ended March 31 **2004**	**% of Total**	**Restated 2003**	**% of Total**
Crude oil sales	$ **21,569**	49	$ 25,107	56
Natural gas sales	**22,783**	51	21,228	48
NGL sales	**1,305**	3	914	2
Commodity price hedging	**(1,027)**	(2)	(2,345)	(5)
Transportation	**(865)**	(1)	(811)	(1)
Other	**698**	1	409	1
Total Revenue	**44,463**	100	44,502	100
Per boe	$ **38.12**		$ 43.37	

Revenues for the first quarter of 2004, net of hedging, were consistent with the first quarter of 2003 at $44 million. Increased revenues from natural gas contributed to 51% of total revenue in the fourth quarter of 2003, an increase of $1.6 million over the same period in the previous year. Revenues from crude oil sales dropped $3.5 million over the first quarter of 2003, reflecting both declines in production and realized prices. Effective January 1, 2004, APF has segregated costs associated with transportation and selling crude oil, natural gas and NGLs. APF previously followed industry practice which was to present revenues net of these costs. Accordingly, March 31, 2003 comparative statements have been restated with these costs segregated.

Royalties

For the first quarter, aggregate royalties as a percentage of revenue were consistent at 20.0%. Royalties per barrel of oil equivalent produced were 12% lower in 2004, reflecting changes in the property portfolio and associated royalty burdens.

	Three Months Ended March 31		
(000 except per boe amounts)	**2004**	**2003**	**% Change**
Crown royalties	$ **5,426**	$ 5,135	6
Freehold royalties	**2,773**	3,112	(11)
Overriding royalties	**858**	845	2
Total royalties	$ **9,057**	$ 9,092	-
% of revenue after hedging	**20.0%**	20.1%	-
Per boe	$ **7.77**	$ 8.86	(12)

Operating Costs

First quarter operating costs per boe increased by 17% over the same period in 2003, from $6.55 to $7.64. Increases were primarily due to field optimization costs on newly acquired properties and higher energy costs. Continued high-energy costs and general higher field costs associated with APF's current property portfolio are expected to negate any operating efficiencies initiated to reduce operating costs in the second and third quarters of 2004.

	Three Months Ended March 31		
		Restated	
(000 except per boe amounts)	**2004**	**2003**	**% Change**
Operating costs	$ **8,910**	$ 6,719	33
Per boe	$ **7.64**	$ 6.55	17

Netbacks

Operating netbacks per boe decreased 19% over the same period in 2003, due to a combination of lower prices and higher operating costs, which were partially offset by a reduction in royalties per barrel of oil equivalent.

	Three Months Ended March 31		
($ per boe)	**2004**	**2003**	**% Change**
Net revenue (after commodity price hedging)	$ **38.12**	$ 43.37	(12)
Royalties	**(7.77)**	(8.86)	(12)
Operating costs	**(7.64)**	(6.55)	17
Netback	$ **22.71**	$ 27.96	(19)

General and Administrative

General and administrative costs increased in both absolute and per boe terms over the same period in 2003. The increase over the prior year is due to costs associated with the increase in staff commensurate with the corporate growth of APF.

	Three Months Ended March 31		
(000 except per boe amounts)	**2004**	**2003**	**% Change**
General and administrative	$ **1,839**	$ 1,374	34
Per boe	$ **1.58**	$ 1.34	18

Interest
Interest expense decreased in both absolute and per boe terms compared to the same period in 2003, reflecting the reduction in debt from $97 million to $55 million over the three month period ended March 31, 2004 and 2003.

	Three Months Ended March 31		
(000 except per boe amounts)	**2004**	**2003**	**% Change**
Interest	$ 977	$ 1,153	(15)
Per boe	$ 0.84	$ 1.12	(25)

Depletion, Depreciation and Accretion
Depletion, depreciation and accretion ("DD&A") increased by 62% per boe in the first quarter of 2004 from the same period in 2003. The increase over the prior year is attributable to the increase in plant, property and equipment due the asset retirement obligation adoption and through the corporate acquisitions completed during 2003. March 31, 2003 comparative DD&A has been restated to reflect the impact of adopting the asset retirement obligation.

	Three Months Ended March 31		
		Restated	
(000 except per boe amounts)	**2004**	**2003**	**% Change**
Depletion, depreciation and accretion	$ **17,033**	$ 10,540	62
Per boe	$ **14.60**	$ 10.16	44

Asset Retirement Obligation
During the first quarter, APF adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("ARO"). This change in accounting policy has been applied retroactively with the restatement of prior periods presented for comparative purposes. Previously, APF recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

Management has estimated the total future asset retirement obligation based on APF's net ownership interest in all well and facilities. Included in this estimate are costs to abandon and reclaim wells and facilities, and the estimated timing for when these reclamation activities will occur in the future.

As a result of adopting the new standard, at December 31, 2003, the ARO increased to $21.80 million, PP&E net of accumulated depletion increased by $12.42 million and the future income tax liability decreased by $0.23 million. Opening accumulated earnings as at January 1, 2004 increased by $1.26 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision and future income taxes, on the asset retirement obligation recorded retroactively to 1996, the inception of the Trust.

The asset retirement obligation increased 44% from March 31, 2003. The increase is primarily attributable to the corporate acquisitions of Hawk, Nycan and CanScot completed during the year, as well as the accretion of the ARO to reflect the passage of time.

	Three Months Ended March 31		
		Restated	
(000)	**2004**	**2003**	**% Change**
Asset retirement obligation	$ **22,187**	$ 15,398	44

Compensation Expense

APF has prospectively adopted the CICA Handbook Section 3870 – "Stock Based Compensation". Under the transitional adoption rules, companies that prospectively adopted at December 31, 2003 are only required to recognize compensation expense for those options granted during 2003, with proforma disclosure of options granted during 2002. As APF only grants rights annually during the second quarter, compensation expense recognized during the first quarter of 2004 relates only to rights granted during 2003. Compensation expense at March 31, 2003 has been restated as the standard was adopted during the fourth quarter of 2003.

	Three Months Ended March 31	
		Restated
(000 except per boe amounts)	2004	2003
Compensation expense	$ 257	$ 8
Per boe	$ 0.22	$ 0.01

Taxes

Saskatchewan capital tax and federal large corporation tax decreased by 28% during the quarter when compared to 2003 reflecting a reduction in capital tax rates over the corresponding period.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by APF Energy. During the first quarter, APF recorded a recovery of income taxes of $5.6 million compared to future tax expense (restated) of $1.09 million in 2003, leaving a balance of $58.6 million in future income taxes payable at March 31, 2004. 2003 future income taxes have been restated to reflect the adoption of ARO. At December 31, 2003 the effect of the restatement was to decrease future income taxes by $0.23 million.

	Three Months Ended March 31		
		Restated	
(000 except per boe amounts)	2004	2003	% Change
Capital and other taxes	$ 605	$ 836	(28)
Per boe	$ 0.52	$ 0.81	(36)
Provision for (recovery of) future income taxes	$ (5,607)	$ 1,093	613

Net Income

Income decreased 41% to $8.1 million or $0.19 per trust unit ($0.19 diluted) at March 31, 2004 compared to $13.7 million or $0.54 per trust unit ($0.54 diluted) at March 31, 2003. The decrease is attributable to reduced operating netbacks, the impact of the asset retirement obligation on DD&A and recognition of a derivative loss at March 31, 2004.

Summary of Quarterly Results

(000, except per	2004	2003 (Restated)				2002 (Restated)		
unit amounts)	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Revenue	46,355	47,658	41,876	39,970	39,110	16,941	21,495	26,204
Net earnings	8,127	13,687	21,195	11,552	(3,166)	2,444	4,459	5,493
Per unit - basic ($)	0.19	0.54	0.66	0.32	(0.09)	0.14	0.22	0.25
Per unit - diluted ($)	0.19	0.54	0.65	0.31	(0.09)	0.14	0.22	0.25

Revenues have increased commensurate with production which is attributable to the development initiatives and corporate acquisitions completed in both 2002 and 2003. Earnings have decreased due to increases in DD&A, the impact of the ARO on DD&A and the recognition of hedging losses during the first quarter of 2004. The loss during

the fourth quarter of 2003 is attributable to the impact of the Short Term Incentive Plan ("STIP") as well as weakened commodity prices, which improved during the first quarter of 2004.

Capital Expenditures, Acquisitions and Dispositions

Net capital expenditures were $12.6 million during the first quarter compared to $63.0 million during the first quarter of 2003. APF has spent $11.8 million of the $40.0 million budgeted capital program in the first quarter, primarily in Central Alberta and Southeast Saskatchewan. Upon successful completion of the Great Northern acquisition, APF expects a moderate increase in its capital expenditure program, which will be funded through a combination of cash flow, distribution re-investment proceeds and debt.

Capital Expenditures

	Three Months Ended March 31	
(000)	**2004**	**2003**
Corporate acquisitions	$ -	$ 57,146
Property acquisitions	**925**	323
Land acquisitions	**1,432**	315
Seismic	**734**	204
Drilling and completions	**7,560**	3,961
Production facilities	**1,829**	1,004
Other	**280**	83
Subtotal	**$ 12,760**	$ 63,036
Dispositions	**(199)**	-
Net capital expenditures	**$ 12,561**	$ 63,036

Cash Distributions

Cash distributions during the first quarter of 2004 were $19.8 million, or $0.525 per trust unit, compared to $13.1 million or $0.510 per trust unit during the first quarter of 2003. During the first, quarter APF funded $1.5 million of capital expenditures from cash flow (2003 – $5.57 million), resulting in a payout ratio of 92% (2003 – 51%) allowing for the accrued interest on convertible debentures. For the remainder of 2004, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives, with a target range of 10% to 20%.

Liquidity and Capital Resources

At March 31, 2004, APF had a revolving term credit facility in the amount of $150 million, of which $55 million was drawn (2003 - $97 million). The facility may be drawn down or repaid at any time, and there are no scheduled repayment terms. After completion of the purchase of Great Northern, APF anticipates that the terms of the facility will be amended to reflect the new reserve base, as lenders will have completed their annual review by June 30, 2004.

At March 31, 2004, the balance of convertible debentures net of conversions was $46.3 million.

At March 31, 2004, APF had a working capital deficit of approximately $6.1 million, compared to a working capital deficit of $10.2 million at December 31, 2003. The working capital deficiency is primarily due to increased oilfield activity during winter, when a significant portion of drilling and optimization initiatives are completed. Proceeds from the equity financing completed in February were used to pay down debt and partially fund the working capital deficit.

Unitholders' Equity

At March 31, 2004, APF had 39.7 million trust units outstanding (2003 – 27.0 million) and a market capitalization of approximately $487 million (2003 – $278 million).

During the first quarter, APF issued 744,692 trust units pursuant to the Premium Distribution Reinvestment Plan for proceeds of $8.5 million (2003 – nil).

On February 4, 2004, APF closed the issue of 4.77 million trust units at a price of $11.60 each for gross proceeds of $55.3 million. The proceeds of this offering were used to fund working capital and pay down debt.

BUSINESS RISKS
APF is faced with a number of business risks that are inherent in the oil and gas industry and which can have an impact on distributions to unitholders. To mitigate these risks, APF follows appropriate policies and procedures in its ongoing operations and in its long-term strategic planning.

Financial and market risks associated with commodity prices and foreign currency exchange rates are mitigated through APF actively managing the sale of its own production to maximize price and through the use of a hedging program to hedge commodity prices and foreign currency rates with creditworthy counterparties. Hedging is employed as a risk management tool and not for speculation.

There are inherent operational risks associated with oil and natural gas production, relating to the ability to produce, process and transport oil and natural gas; the ability to replace production and maintain reserves and environmental and safety risks associated with well and production facilities. To mitigate these risks, APF employs a strategy of operating a significant portion of its production, thereby providing greater control over operations; APF employees and contractors adhere to APF's safety program and keep current on changes to operating practices, and APF maintains insurance coverage to minimize the impact of operational losses.

APF's ability to grow is dependent upon its ability to raise debt and equity in the Canadian capital markets. APF has lines of credit with three Canadian chartered banks that provide debt financing for acquisitions. Through the issuance of new equity APF is able to pay down debt while continuing to make acquisitions. If Canadian debt or equity markets were to become inaccessible to APF, it may affect the ability of APF to continue to replace production and maintain distributions.

Changing government royalty regulations, income tax laws, incentive programs relating to the oil and gas industry and changes in securities legislation are all examples of regulatory changes that can affect APF's activities.

APF's cash flow is influenced by changes in a number of variables. Sensitivities to 2004 pre-hedging cash flows are as follows:

Variable	Change	Cash flow Impact ($000)	Impact Per Unit
Crude oil price	$U.S. 1 per bbl	2,360	$ 0.07
Natural gas price	$Cdn. 0.10/mcf	1,200	$ 0.04
$U.S./$Cdn. exchange rate	$0.01	2,000	$ 0.06
Interest rate	1.00%	1,000	$ 0.03
Crude oil production	100 bbl/d	1,095	$ 0.03
Natural gas production	1 mmcf/d	1,500	$ 0.04

Critical Accounting Estimates
In order to prepare the financial statements in conformity with Canadian GAAP, APF has to make estimates and assumptions. The matters described below are considered to be the most critical in understanding the judgments that are involved in preparing the financial statements and the uncertainties that could impact the amounts reported on the results of operations, financial condition and cash flows. Accounting policies are described in Note 2 to the audited Financial Statements dated December 31, 2003.

Estimation of oil and gas reserves
Oil and gas reserves have been estimated in accordance with NI 51-101. Estimates of oil and gas reserves are inherently imprecise and represent only approximate amounts and are subject to future revision, as they are based on available reservoir data, prices and costs as of the date the estimate is made. Accordingly, the financial measures that are based on estimated reserves are also subject to change.

Depreciation, depletion and amortization
Proved reserves are used when calculating the unit-of-production rates used for depreciation, depletion and amortisation for oil and gas assets including tangible fixed assets related to hydrocarbon production activities. The amount of depreciation is based on the units of production over the proved developed reserves of the relevant field

during the time period. Unproved properties are amortized as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives of five to ten years.

Ceiling test
The carrying amounts of fixed assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts for those properties may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to fair value. For this purpose, assets are assigned to a cost pool based on the country in which the activity has occurred. Estimates of future cash flows of assets related to hydrocarbon production activities are based on proved reserves determined in accordance with NI 51-101.

Decommissioning and restoration costs
Provisions are held for the future decommissioning and restoration of oil and natural gas production facilities and pipelines at the end of their economic lives. Estimated decommissioning and restoration costs are based on current requirements, technology and price levels. Most of these obligations are many years in the future and the precise requirements that will have to be met are uncertain because technologies and costs as well as political, environmental, and safety expectations are subject to change.

RECENT ACCOUNTING AND REGULATORY GUIDELINE CHANGES

Asset retirement obligations
The Canadian Institute of Chartered Accountants ("CICA") issued Section 3110 "Asset Retirement Obligations" in March 2003. The new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements. The Canadian standard is effective for fiscal years beginning on or after January 1, 2004.

Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over the life of the assets.

APF adopted the new standard during the first quarter, with retroactive restatement of prior periods as required under GAAP. Refer to Notes 2 and 4 in the unaudited Financial Statements dated March 31, 2004 for the impact of adopting the new standard.

Derivatives Accounting
Effective January 1, 2004 APF implemented CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships", which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003.

The new guideline addresses hedging transactions for the purposes of applying hedge accounting and establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. APF is not applying hedge accounting to its derivative relationships. Refer to Notes 2 and 5 in the unaudited Financial Statements dated March 31, 2004 for the impact of adopting the new standard.

Continuous Disclosure Rules
Effective March 31, 2004, all reporting issuers in Canada will be subject to new continuous disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument is effective for fiscal years beginning on or after January 1, 2004. The Instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and the Annual Information Form ("AIF")

The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for APF to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an "as requested" basis. .

Variable Interest Entities

In June 2003 the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. APF is currently assessing the impact of this new guideline.

Accounting for Convertible Debentures

In June 2003 the CICA approved an amendment to Handbook section 3860 "Financial Instruments – Disclosure and Presentation". Under the previous guidelines, debt obligations that could be settled with the entity's own equity instruments could be classified as equity, and related interest was treated as a reduction of unitholders' equity.

The amendment would require certain obligations that must or could be settled with an entity's own equity instruments to be presented as a liability, with the corresponding interest being booked through the income statement. The amendment is effective for all fiscal years starting after November 1, 2004.

Outlook

APF remains committed to its strategy of buying well and exploiting its land base through development drilling, recompletions and field optimizations. For 2004, a total of 167 gross wells have been budgeted for drilling. APF has allocated $40 million to its capital expenditure budget for the year (before taking into consideration any prospects located on Great Northern's lands) with 85% of the funds being directed to drilling and development of conventional properties. Throughout 2004, APF will continue to expand its CBM pilot projects in central Alberta. In total, $7 million has been identified in the capital budget for CBM initiatives in both Canada and the U.S. With low production declines and the potential for higher rates of return than conventional production, APF feels CBM presents a very attractive opportunity and is ideally suited for the trust structure.

APF will continue to pursue acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value. APF is committed to maintaining stable cash distributions over the long-term. In order to mitigate the commodity price risk that is inherent to the oil and gas sector APF will continue to actively hedge production. APF believes that over the long term, outlook for both crude oil and natural gas pricing remains strong.

Disclaimer

Certain statements in this document are "forward-looking statements" including outlook on oil and gas prices, royalty rates, operating expenses, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involving the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF Energy Trust and APF Energy Inc. These risks include, but are not limited to: the risks of the oil and gas industry (e.g., operational risks in exploration for; development and production of crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); risks in conducting foreign operations (e.g., political and fiscal instability in nations where APF Energy does business); the possibility that government policies may change or governmental approvals may be delayed or withheld; and price and exchange rate fluctuations. These and other risks are described in APF Energy's reports that are on file with Canadian securities regulatory authorities. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors and management's course of action would depend upon its assessment of the future considering all information then available. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to APF or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. APF assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31, 2004	December 31, 2003
		Restated (note 2)
	($000)	($000)
ASSETS		
Current assets		
Cash	**739**	1,381
Accounts receivable	**28,498**	27,542
Deferred derivative loss (note 5)	**1,178**	-
Other current assets	**3,703**	3,506
	34,118	32,429
Asset retirement fund	**2,693**	2,342
Goodwill	**48,230**	48,230
Property, plant and equipment	**409,923**	413,706
	494,964	496,707
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**28,785**	36,711
Derivative liabilities (note 5)	**4,443**	-
Cash distribution payable	**6,943**	5,963
	40,171	42,674
Future income taxes	**58,614**	63,991
Long-term debt	**55,000**	98,000
Asset retirement obligation (note 4)	**22,187**	21,803
	175,972	226,468
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 6)	**386,003**	324,317
Contributed surplus	**1,325**	1,241
Accumulated earnings	**88,022**	79,895
Accumulated cash distributions (note 3)	**(199,192)**	(179,363)
Convertible debentures	**46,277**	46,466
Accumulated interest on convertible debentures	**(3,443)**	(2,317)
	318,992	270,239
	494,964	496,707

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS
(unaudited)

Three months ended March 31	2004	2003
		Restated (note 2)
	($000)	($000)
REVENUE		
Oil and gas	**46,355**	47,658
Realized derivative loss - net	**(1,027)**	(2,345)
Non-cash derivative loss - net	**(3,265)**	-
Royalties expense, net of ARTC	**(9,057)**	(9,092)
Transportation	**(865)**	(811)
	32,141	35,410
EXPENSES		
Operating	**8,910**	6,719
General and administrative	**1,839**	1,374
Interest on long-term debt	**977**	1,153
Depletion, depreciation and accretion	**17,033**	10,540
Stock-based compensation expense	**257**	8
Capital and other taxes	**605**	836
	29,621	20,630
Income before income taxes	**2,520**	14,780
Provision for (recovery of) future income taxes	**(5,607)**	1,093
Net income	**8,127**	13,687
Accumulated earnings - beginning of period, as reported	**78,637**	35,589
Retroactive application of change in accounting policy (note 2)	**1,258**	-
Accumulated earnings - end of period, as restated	**88,022**	49,276
Net income per unit - basic and diluted	**$ 0.19**	$ 0.54

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

Three months ended March 31	2004	2003
		Restated (note 2)
	($000)	($000)
Cash provided by (used in)		
Operating activities		
Net income for the period	**8,127**	13,687
Items not affecting cash		
Depletion, depreciation and accretion	**17,033**	10,540
Future income taxes	**(5,607)**	1,093
Stock-based compensation expense	**257**	8
Non-cash derivative loss	**3,265**	-
Asset retirement expenditures (note 4)	**(75)**	(134)
	23,000	25,194
Net change in non-cash working capital items		
Accounts receivable	**(956)**	(553)
Other current assets	**(197)**	242
Accounts payable and accrued liabilities	**(3,423)**	1,699
Due to APF Management	-	(3,923)
	(4,576)	(2,535)
Asset retirement fund contribution	**(351)**	(349)
	(18,073)	22,310
Investing activities		
Purchase of Hawk Oil	-	(3,457)
Additions to property, plant and equipment	**(11,834)**	(5,567)
Purchase of oil and natural gas properties	**(925)**	(324)
Proceeds on sale of properties	**199**	-
Changes in non-cash working capital - investing items	**(2,966)**	(1,556)
	(15,526)	(10,904)
Financing activities		
Issue of units for cash	**55,387**	28
Issue of units under DRIP	**8,495**	-
Issue of units for cash upon exercise of stock options	**509**	414
Interest on convertible debentures	**(1,126)**	-
Unit issue costs	**(3,066)**	(220)
(Repayment)/proceeds on issue of long-term debt - net	**(43,000)**	1,100
Cash distributions	**(19,829)**	(13,066)
Changes in non-cash working capital - financing items	**(559)**	1,427
	(3,189)	(10,317)
Change in cash during the period	**(642)**	1,089
Cash - Beginning of period	**1,381**	950
Cash - End of period	**739**	2,039

Supplemental information (Note 7)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004 and 2003 (unaudited)

1. Significant Accounting Policies

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2003.

2. Change in Accounting Policy

Asset Retirement Obligations

Refer to Note 4 for additional disclosures relating to ARO.

During the first quarter, APF adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" (ARO). This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

The new standard requires the recognition of the liability associated with the future site reclamation costs of tangible long-lived assets. This liability would be comprised of APF's net ownership interest in producing wells and processing plant facilities. The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred.

The asset retirement obligation is initially recorded at the estimated fair value as a long-term liability with a corresponding increase to property, plant and equipment. The depreciation of property, plant and equipment is allocated to expense on the unit-of-production basis. The liability is increased each reporting period for the fair value of any new future site reclamation costs and the corresponding accretion on the original provision. The accretion is charged to earnings in the period incurred. The provision will also be revised for any changes to timing related to cash flows or undiscounted reclamation costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligation to the extent that the liability exists on the balance sheet. Differences between the actual costs incurred and the fair value of the liability recorded are recognized to earnings in the period incurred.

Previously, APF recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

As a result of adopting the new standard, at December 31, 2003, the ARO increased to $21.80 million, PP&E net of accumulated depletion increased by $12.42 million and the future income tax liability decreased by $0.23 million. Opening accumulated earnings as at January 1, 2004 increased by $1.26 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision and future income taxes, on the asset retirement obligation recorded retroactively to 1996, the inception of the Trust.

Comparative statements of operations and accumulated earnings were also restated as at March 31, 2003. Depletion, accretion and amortization decreased by $0.13 million and future tax expense increased by $0.06 million.

Derivatives Accounting

Effective January 1, 2004 APF implemented CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships", which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003.

The new guideline addresses hedging transactions for the purposes of applying hedge accounting and establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. APF is not applying hedge accounting to its hedging relationships.

As of January 1, 2004, APF recorded $1.3 million for the mark-to-market value of the outstanding hedges as a derivative liability and a $1.3 million deferred derivative loss, to be realized upon settlement of the corresponding derivative instruments. The deferred loss at January 1, 2004 was comprised of a $0.4 million loss for crude oil and natural gas, and a $0.9 million loss for interest rate swaps.

The guideline requires that all derivative instruments be measured at fair value and recorded on the balance sheet as an asset or liability. AcG-13 also requires that all changes to fair value be recognized in earnings in the period, regardless of whether or not the contract has been settled. All derivative contracts entered into by APF subsequent to January 1, 2004 have been recorded as either a deferred derivative asset or liability on the balance sheet with a corresponding unrealized derivative gain or loss on the income statement.

Refer to note 5 for additional disclosures relating to these derivatives.

3. Statement of Cash Distributions

STATEMENT OF CASH DISTRIBUTIONS

	Three months ended March 31	
($000 except per unit amounts)	2004	2003 Restated (note 2)
Oil and gas sales	$ 45,328	$ 45,313
Transportation	(865)	(811)
Gross overriding royalties and lessor's royalties	(3,631)	(3,957)
	40,832	40,545
Less		
Operating costs	8,910	6,719
General and administrative	1,730	1,023
Debt service charges	977	1,153
Abandonment fund contribution	426	483
Capital and other taxes	605	836
Working capital funded from cash flow	1,482	11,645
	14,130	21,859
Income subject to the Royalty	26,702	18,686
99% of income subject to the Royalty	26,434	18,500
Crown charges, net of the Alberta Royalty Tax Credit	(5,371)	(5,083)
Interest on convertible debentures	(1,126)	-
General and administrative costs of the Trust	(108)	(351)
Cash distributed and available to be distributed	19,829	13,066
Cash distributed to date	12,886	8,074
Cash distribution payable	$ 6,943	$ 4,992
Actual cash distribution declared per unit	$ 0.525	$ 0.510
Opening accumulated cash distributions	$ 179,363	$ 110,650
Distribution declared and paid	12,886	8,074
Distribution declared and payable	6,943	4,992
Closing accumulated cash distributions	$ 199,192	$ 123,716

4. Asset Retirement Obligations

Management has estimated the total future asset retirement obligation based on APF's net ownership interest in all well and facilities. Included in this estimate are costs to abandon and reclaim wells and facilities, and the estimated timing for when these reclamation activities will occur in the future.

($000)	
Asset retirement obligation at December 31, 2003	**$ 21,803**
Liabilities incurred	77
Liabilities settled	(75)
Accretion expense	382
Asset retirement obligation at March 31, 2004	**$ 22,187**

The undiscounted amount of estimated cash flows required to settle the obligation is $72.6 million (March 31, 2003 - $59.1 million). The estimated cash flows have been discounted using a credit-adjusted risk free rate of 8.0 percent and an inflation rate of 1.5 percent. The expected years until settlement range from a minimum of 5 years to a maximum of 50 years, costs will be provided through the fund reserved for site reclamation and abandonment. The cash reserve is currently funded at $0.425 million per quarter through the operating resources of APF.

5. Financial Derivatives

Derivative liabilities

($000)	
Derivative asset (liability) at December 31, 2003	-
Crude oil	(1,395)
Natural gas	995
Foreign Currency	-
Interest rate	(900)
Derivative liability at January 1, 2004	**(1,300)**
Derivative instruments settled	1,416
Mark to market unrealized loss	(4,559)
Derivative liability at March 31, 2004	**(4,443)**

Deferred derivative loss (gain) at December 31, 2003	
Crude oil	1,395
Natural gas	(995)
Foreign Currency	-
Interest rate	900
Deferred derivative loss at January 1, 2004	**1,300**
Derivative instruments settled	(122)
Deferred derivative loss at March 31, 2004	**1,178**

6. Unitholders' Equity

Trust Units	March 31, 2004 Units	($000)	December 31, 2003 Units	($000)
Balance - Beginning of period	34,074,240	324,317	22,942,417	214,405
Issued to acquire Hawk Oil	-	-	3,990,461	37,710
Issued to acquire CanScot Resources	-	-	1,342,004	15,433
Issued for cash	4,774,698	55,387	5,351,645	55,670
Cost of units issued	-	(3,066)	-	(3,467)
Distribution reinvestment program	744,692	8,495	140,710	1,602
Issued on conversion of debentures	16,799	189	107,998	1,215
Issued on exercise of options/rights	59,585	681	199,005	1,749
	39,670,014	386,003	34,074,240	324,317

The per unit calculations for the three month period ended March 31, 2004 were based on weighted average trust units outstanding of 37,380,600 (March 31, 2003 – 25,161,387). In computing diluted net income per unit, 4,786,255 units were added to the weighted average number of units outstanding during the period ended March 31, 2004 (March 31, 2003 – 51,821) for the dilutive effect of employee options and rights and the convertible debentures.

During the three month period ended March 31, 2004, no options were granted to employees to purchase trust units. A summary of the Option Plan at March 31, 2004 and December 31, 2003 is as follows:

Trust Unit Options	March 31, 2004 Options	Weighted Average Price ($)	December 31, 2003 Options	Weighted Average Price ($)
Balance- Beginning of period	126,469	9.59	244,029	9.13
Granted	-	-	-	-
Exercised	(12,993)	9.70	(106,786)	8.55
Cancelled	-	-	(10,774)	9.42
Balance - End of period	113,476	9.58	126,469	9.59
Exercisable - End of period	113,476	9.58	60,173	9.48

During the three month period ended March 31, 2004, no trust unit rights were granted to employees and directors. A summary of the Rights Plan at March 31, 2004 and December 31, 2003 is as follows:

Trust Unit Rights	March 31, 2004 Rights	Weighted Average Price ($)	December 31, 2003 Rights	Weighted Average Price ($)
Balance - Beginning of period	1,824,330	9.09	429,333	9.37
Granted	-	-	1,538,250	9.78
Exercised	(46,652)	(8.22)	(92,219)	9.05
Cancelled	(117,815)	(9.63)	(51,034)	9.67
Balance - Before price reduction	1,659,863	9.75	1,824,330	9.72
Reduction of exercise price	-	(0.82)	-	(0.63)
Balance - End of period	1,659,863	8.93	1,824,330	9.09
Exercisable - End of period	197,693	8.20	47,221	8.58

APF recorded compensation expense of $0.26 million for rights granted during 2003. For rights granted in 2002, APF has elected to disclose pro forma results as if CICA Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments" had been applied retroactively. At March 31, 2004 pro forma net income and earnings per share would not be materially different from those disclosed in the consolidated statements of operations and accumulated earnings at March 31, 2004 and 2003.

7. Supplemental Information for the Statements of Cash Flows

($000)	Three Months Ended March 31 **2004**	2003
Cash payments related to certain items		
Interest	**665**	915
Interest on debentures	**2,664**	-
Interest rate swap settlement	**172**	-
Distributions to unitholders	**18,850**	11,639
Capital and other taxes	**520**	1,164

8. Subsequent Event

Offer to Purchase Great Northern Exploration Ltd.

On April 6, 2004 APF entered into an agreement to make an offer to purchase all of the issued and outstanding shares of Great Northern Exploration Ltd. ("Great Northern") for $5.05 per share in cash or 0.414614 Trust Units. If accepted by holders of all of the Great Northern shares, the offer will result in a total consideration of approximately $291 million in cash or Trust Units, including the assumption of Great Northern's bank debt. The offer is open for acceptance until June 1, 2004.

Exemption Order # 82-5166

APF ENERGY

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy Trust announces distribution of $0.175 per unit

May 19, 2004 - APF Energy Trust announces it is maintaining its monthly distribution of $0.175 per unit. Payment will be made on June 15, 2004 to unitholders of record on May 31, 2004. The ex-distribution date is May 27, 2004.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

<u>**For Further Information Please Contact**</u>

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order # 82-5166

APF ENERGY

NEWS RELEASE
MAY 10, 2004

TSX: AY.UN; AY.DB

APF ENERGY TRUST CORPORATE UPDATE

On Monday, May 10th, 2004, APF Energy Inc. purchased 1,131,300 common shares of Great Northern Exploration Ltd. (TSX-GNL) ("GNEL Shares"). The GNEL Shares were purchased through the facilities of the Toronto Stock Exchange, with the highest price paid being $4.76 per GNEL Share. As of the date hereof, since the offer for GNEL Shares was made by APF Energy Inc. and APF Energy Trust on April 26, 2004, APF Energy Inc. has acquired an aggregate of 1,131,300 GNEL Shares, the average price paid for these securities being $4.7467 per share.

Currently, APF Energy Inc. and APF Energy Trust and their affiliates hold an aggregate of 1,131,300 GNEL Shares.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

__**For Further Information Please Contact**__

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order # 82-5166

APF ENERGY

NEWS RELEASE
MAY 11, 2004

TSX: AY.UN; AY.DB

APF ENERGY TRUST CORPORATE UPDATE

On Tuesday, May 11th, 2004, APF Energy Inc. purchased 1,000,000 common shares of Great Northern Exploration Ltd. (TSX-GNL) ("GNEL Shares"). The GNEL Shares were purchased through the facilities of the Toronto Stock Exchange, with the highest price paid being $4.75 per GNEL Share. As of the date hereof, since the offer for GNEL Shares was made by APF Energy Inc. and APF Energy Trust on April 26, 2004, APF Energy Inc. has acquired an aggregate of 2,131,300 GNEL Shares, the average price paid for these securities being $4.7482 per share.

Currently, APF Energy Inc. and APF Energy Trust and their affiliates hold an aggregate of 2,131,300 GNEL Shares.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order # 82-5166

APF ENERGY

NEWS RELEASE **TSX: AY.UN; AY.DB**

APF ENERGY TRUST ANNUAL GENERAL AND SPECIAL MEETING WEBCAST

May 13, 2004 – APF Energy Trust will conduct a webcast in conjunction with their Annual General and Special Meeting of Unitholders to be held at 3:00 pm MDT, on Tuesday, May 18, 2004. Members of the news media, investors and the general public are invited to access a live broadcast of the meeting via this link http://www.vcall.com/CEPage.asp?ID=88247 or through vcall.com. The event will be archived and available for replay.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order # 82-5166

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

May 14, 2004

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Quebec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: APF Energy Trust

We confirm that the following material was sent by pre-paid mail on May 13, 2004 to the registered holders of the subject trust units:

First Quarter Report for the three months ended March 31, 2004

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Angie Bains
Assistant Trust Officer
Corporate Trust Department

cc: APF Energy Trust
Attention: Alan MacDonald

Exemption Order # 82-5166

PRE-OFFER AGREEMENT

BETWEEN

APF ENERGY INC.

and

GREAT NORTHERN EXPLORATION LTD.

April 6, 2004

TABLE OF CONTENTS

PRE-OFFER AGREEMENT

THIS AGREEMENT made the 6th day of April, 2004.

BETWEEN:

APF ENERGY INC., an Alberta Corporation (hereinafter referred to as **"APF"**)

\- and -

GREAT NORTHERN EXPLORATION LTD., an Alberta corporation (hereinafter referred to as **"GNEL"**)

RECITALS

WHEREAS:

1. APF is prepared to make an offer for all of the GNEL shares, subject to the terms and conditions of this Agreement;

2. the board of directors of GNEL has unanimously determined that it would be in the best interests of GNEL and its shareholders to recommend acceptance of the APF offer to the shareholders of GNEL and to cooperate with APF with respect to, and take all reasonable action to support, the APF offer; and

3. the board of directors of GNEL has unanimously determined that it would be in the best interests of GNEL and its shareholders for GNEL to enter into this Agreement.

NOW THEREFORE IN CONSIDERATION OF the mutual covenants hereinafter contained and other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto), unless there is something in the subject matter or context inconsistent therewith:

"Act" means the *Business Corporations Act* (Alberta), as the same has been and may hereafter, from time to time, be amended;

"Agreement", "this Agreement", "herein", "hereto", and **"hereof"** and similar expressions refer to this agreement (and not to any particular Article or Section hereof), as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

"APF Governing Documents" means the certificates and articles of amalgamation and by-laws of APF, as amended from time to time;

"APF Trust" means APF Energy Trust;

"Business Day" means any day excepting a Saturday, Sunday or statutory or civic holiday in Calgary, Alberta;

"Conditional Option Exercise" has the meaning given to such phrase in Section 2.4 hereof;

"Confidentiality Agreement" means that certain confidentiality agreement between APF and GNEL dated March 23, 2004;

"diluted basis" means, with respect to the number of outstanding GNEL Shares at any time, such number of outstanding GNEL Shares calculated assuming that all outstanding GNEL Options and all other rights to purchase GNEL Shares are exercised;

"Effective Time" means the time that APF shall have acquired ownership of and paid for at least the Minimum Required Shares;

"Employee Obligations" means any obligations or liabilities of GNEL or its subsidiaries to pay any amount to or on behalf of its officers, directors, or employees, other than for salary, bonuses under their existing bonus arrangements, holiday pay and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of GNEL or its subsidiaries to officers or employees (i) for severance or termination payments on the change of control of GNEL pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to GNEL's severance policy in the case of employees and (ii) for retention bonus payments pursuant to any retention bonus program, employment or consulting agreement, or as provided in writing by GNEL prior to the execution hereof;

"Expiry Time" means the Initial Expiry Time unless the Offer has been extended, in which case it means the expiry time of the Offer as extended from time to time;

"GAAP" means generally accepted accounting principles in Canada consistently applied;

"GLJ" means Gilbert Laustsen Jung Associates Ltd.;

"GLJ Report" means the evaluation of the petroleum and natural gas reserves of GNEL and the future net production revenues therefrom effective January 1, 2004;

"GNEL Governing Documents" means the certificate and articles of amalgamation and by-laws of GNEL, as amended from time to time;

"GNEL Options" means the outstanding options to acquire GNEL Shares under the Stock Option Plan and any other options, rights or warrants to acquire GNEL Shares;

"GNEL Shareholders" means the registered holders of GNEL Shares from time to time;

"GNEL Shares" means common shares in the capital of GNEL;

"Income Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder;

"in writing" means written information including documents, files, records, books and other materials made available, delivered or produced by or on behalf of a Party to the other Party or its agents, advisors or representatives in the course of a Party conducting its due diligence review in respect of the other Party between March 23, 2004, being the date of the Confidentiality Agreement, and the date of this Agreement;

"Initial Expiry Time" means 2:00 p.m. (Calgary time) on the first Business Day following the 35th calendar day after the day on which the Offer Documents are mailed to the shareholders of GNEL;

"Lock-up Agreement" means an agreement, in a form satisfactory to APF, between APF and a GNEL Shareholder pursuant to which the GNEL Shareholder agrees to tender and deposit the GNEL Shares specified therein to the Offer;

"Mailing Date" means the date the Offer is sent to all or substantially all of the persons to whom the Offer is made;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Party which is materially adverse to the business, operations or financial condition of that Party, or (b) with respect to GNEL, a previously undisclosed encumbrance of material significance on GNEL's assets (any encumbrances taken into account in the GLJ Report are not undisclosed for the purpose of this definition); but "Material Adverse Change" shall not include a change resulting from (i) a matter that has been publicly disclosed or of which the other Party has been advised in writing as of the date of this Agreement, (ii) a change directly resulting from an action taken by one Party to which the other Party hereto consented to in writing, (iii) conditions affecting the oil and gas industry in the jurisdictions in which APF or GNEL holds their respective assets, taken as a whole including, without limitation, changes in commodity prices or taxes, or (iv) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"Material Adverse Effect" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, prospects or financial condition or affairs of APF (for this purpose including APF Trust) or GNEL, as the case may be, on a consolidated

basis, other than a change (or any condition, event or development involving a prospective change) (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to the other Party prior to the date hereof, (ii) resulting from conditions affecting the oil and gas industry in the jurisdiction in which APF or GNEL, as the case may be, holds their respective assets, taken as a whole including, without limitation, changes in commodity prices or taxes, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"Minimum Condition" means the condition set forth in paragraph (a) of Schedule A;

"Minimum Required Shares" means the number of outstanding GNEL Shares required pursuant to the Minimum Condition;

"Offer" has the meaning set forth in Section 2.1(a);

"Offer Documents" has the meaning set forth in Section 2.3(a);

"Party" means GNEL or APF, as applicable, and "Parties" means both GNEL and APF together;

"Personal Information" means any information about an identifiable individual;

"Purchase Consideration" means $5.05 per GNEL Share payable, at the option of the GNEL Shareholder, in either:

(i) $5.05 cash for each GNEL Share; provided that not more than $55,190,101.65 in cash (the **"Cash Cap"**) shall be payable in the aggregate under the Offer, with the balance being paid in Trust Units at an exchange rate of 0.414614 Trust Units per GNEL Share.

(ii) 0.414614 Trust Units for each GNEL Share; or

(iii) subject to the stated maximum, any combination thereof;

The cash to be paid to GNEL Shareholders, should the amount elected exceed the Cash Cap, shall be prorated. In the event that holders of GNEL Shares elect to receive, in the aggregate, greater than the Cash Cap in cash pursuant to the Offer, then such holders of GNEL Shares shall be deemed to have elected, on a proportionate basis, to have received Trust Units to the extent necessary. The maximum aggregate amount of cash under the Offer is the Cash Cap. Therefore, on the Take-up Date, the maximum cash per GNEL Share will be the lesser of $5.05 and the amount determined, as of the Take-up Date, by dividing the Cash Cap by the aggregate of:

(i) the total number of GNEL Shares tendered to the Offer as of the Take-up Date for which GNEL Shareholders elected to receive cash; and

(ii) the total number of GNEL Shares, calculated on a fully-diluted basis, less the number of GNEL Shares issuable pursuant to GNEL Options which the holders of such GNEL Options have agreed to cancel, terminate or surrender as

contemplated by Section 2.4 hereof, that were not tendered to the Offer as of the Take-up Date, other than GNEL Shares held by APF;

"Related Party" means any officer, director, employee or consultant of GNEL, and any associate or affiliate of any of the foregoing persons;

"Second Stage Transaction" has the meaning set forth in Section 6.1;

"Securities Authorities" means the TSX and the securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof;

"Securities Laws" has the meaning set forth in Section 2.3(a);

"Stock Option Plan" means the stock option plan of GNEL;

"subsidiary" has the meaning set forth in the Act;

"Superior Take-over Proposal" means any *bona fide* written Take-over Proposal which, in the opinion of GNEL's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to GNEL and to GNEL Shareholders;

"Take-over Proposal" means, in respect of GNEL or its assets, any proposal or offer by an entity other than APF regarding any take-over bid (as defined by Securities Laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares (other than pursuant to the exercise of GNEL Options) such that a purchaser would thereafter beneficially own 25% of the issued and outstanding GNEL Shares, or other business combination or similar transaction involving GNEL other than the Offer;

"Take-up Date" means the date that APF first takes up GNEL Shares pursuant to the Offer;

"Tax Pools" means undepreciated capital cost of any particular class of depreciable property, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses and cumulative eligible capital, all as defined in the *Income Tax Act*;

"Trust Units" means trust units of APF Trust; and

"TSX" means the Toronto Stock Exchange.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Currency

All dollar references herein are to Canadian dollars.

1.4 Headings, etc.

The division of this Agreement into Articles and Sections, and the insertion of recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of Alberta and the laws of Canada applicable therein.

1.7 Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by delivery in the manner set forth in Section 14.1 shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8 Incorporation of Schedules

Schedules A to C attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A	Conditions to the Offer
Schedule B	Form of Press Release
Schedule C	Conditions in Favour of GNEL

ARTICLE 2
THE OFFER

2.1 The Offer

(a) Subject to the terms and conditions hereof, APF shall mail, as soon as practicable and, in any event, before 11:59 p.m. (Calgary time) on April 23, 2004, (or April 26, 2004 if translation of documents into the French language is required), an offer to purchase all of the outstanding GNEL Shares, which includes all GNEL Shares which may become outstanding after the date of the Offer on exercise of GNEL Options or any other existing rights to acquire GNEL Shares, for the Purchase Consideration for each GNEL Share, which offer shall be made in accordance with Securities Laws and be subject only to the conditions set forth in Schedule A hereto (the "Offer", which term shall include any one or more amendments or variations to, or extensions of, such Offer, including, without limitation, increasing the consideration, removing or waiving any condition or extending the date by which GNEL Shares may be tendered, all in accordance with this Agreement). The Offer shall provide that no fractional Trust Units shall be issued pursuant to the Offer. In lieu of fractional Trust Units each GNEL Shareholder accepting the Offer that would otherwise receive a fraction of a Trust Unit will receive cash for such fractional interest computed on the basis of $12.18 per Trust Unit. The Offer Documents shall be prepared in accordance with Securities Laws and other applicable laws. APF shall provide GNEL with a draft copy of the Offer Documents prior to mailing and shall provide GNEL with a reasonable opportunity to review and provide any comments thereon.

(b) APF may make the Offer itself or through one or more direct or indirect wholly-owned subsidiaries of APF or APF Trust, or any combination thereof (which, for purposes hereof, may include a partnership, all of the partners of which are direct or indirect subsidiaries of APF or APF Trust, or any combination thereof). In the event that any of those entities makes or participates in the making of the Offer, the term "APF" as used herein shall include all of those entities, other than in Article 7 where the term APF shall not include such entities, but APF shall continue to be liable to GNEL for any default by any such entity in the performance of any of APF's obligations hereunder.

(c) The Offer shall expire on the Initial Expiry Time, except that the Offer may be extended in accordance with the provisions of Section 2.1(e) if the conditions thereto set forth in Schedule A are not satisfied on or by the date and time at which the Offer would otherwise expire and if APF determines, acting reasonably, that there is a reasonable prospect that those conditions of the Offer may be satisfied within 40 days after the Initial Expiry Date.

(d) Subject to the satisfaction or waiver of the conditions set forth in Schedule A, APF shall, as soon as is practicable in the circumstances and in any event within three Business Days of the Expiry Time, take-up and pay for all GNEL Shares validly tendered (and not properly withdrawn) pursuant to the Offer. APF shall

use all commercially reasonable efforts to consummate the Offer, subject to the terms and conditions thereof.

(e) Notwithstanding the foregoing, if the condition set out in paragraph (b) of Schedule A has not been satisfied or waived by the Initial Expiry Time, and each of the other conditions set out in Schedule A has been satisfied, APF agrees that it will extend the Offer for such period or periods, not to exceed 40 days in the aggregate following the Initial Expiry Time, as is necessary to satisfy or fulfill such conditions, but only if APF has made a bona fide determination, acting reasonably, that there is a reasonable prospect that such conditions may be satisfied within such 40 day period.

(f) It is agreed that APF may, in its sole discretion:

(i) waive any term or condition of the Offer for its benefit; and

(ii) vary any term or condition of the Offer, provided that APF shall not without the prior written consent of GNEL, acting reasonably, (A) change the number of GNEL Shares for which the Offer is made, (B) decrease or change the form of the consideration to be paid for each GNEL Share or (C) amend the Offer or modify the conditions to the Offer in a manner that in either case is, in the opinion of GNEL, acting reasonably, adverse to the GNEL Shareholders (and for which purpose an extension of the Offer or waiver of a condition will not be considered materially adverse).

APF agrees to provide GNEL with not less than two days' prior written notice of any waiver or amendment of any material term or condition of the Offer.

(g) APF will instruct the depositary under the Offer to advise GNEL from time to time at its request until the day immediately prior to the day on which the Expiry Time shall occur and thereafter on an hourly basis, if requested by GNEL and in such manner as GNEL may reasonably request, as to the number of GNEL Shares that have been tendered (and not withdrawn) under the Offer. GNEL agrees to keep such advice confidential and not to use it in any manner that is in any way detrimental to the performance of this Agreement or the successful completion of the Offer.

(h) The obligation of APF to make the Offer shall be conditional upon the following:

(i) no Material Adverse Change in respect of GNEL shall have occurred, no person shall have brought or threatened to bring a bona fide action for injunctive relief against the performance of this Agreement or the completion of the Offer and no other event shall have occurred or circumstance shall exist which, in the opinion of APF, would make it impossible or impracticable to satisfy one or more of the conditions of the Offer described in Schedule A except if as a direct result of any act or omission of APF;

(ii) as at the date that the Offer is to be made, no material representation or warranty by GNEL contained in this Agreement shall have been determined by APF, acting reasonably, to be materially inaccurate and no material breach by GNEL of, or material non-compliance by GNEL with, any material covenant or obligation contained in this Agreement shall have occurred;

(iii) APF shall have obtained such orders or exemptive relief from the Securities Authorities or other regulatory authorities in Canada, the United States and, as applicable, elsewhere as it deems necessary or appropriate, acting reasonably, in connection with the making of the Offer;

(iv) the board of directors of GNEL shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions, or determinations referred to in Sections 2.2 or 2.4; and

(v) all of the directors and officers of GNEL (and entities controlled by them) shall have entered into Lock-up Agreements within five days of the execution hereof by GNEL whereby such holders agree to tender their GNEL Shares (including those issuable pursuant to GNEL Options or any other convertible securities held by them or through entities of which they are an officer) under the Offer representing not less than 18.9% (on a fully diluted basis) of the GNEL Shares on a diluted basis. Further, management will undertake to assist to obtain Lock-Up Agreements from significant shareholders.

The foregoing conditions set forth in this Section 2.1(h) are for the exclusive benefit of APF and may be waived by APF, in whole or in part, in its sole discretion, at any time and from time to time. As of the time of execution of this Agreement, APF has no knowledge that a representation or warranty of GNEL herein is materially inaccurate or of the material non-performance by GNEL of any representation, warranty or covenant contained in this Agreement. If prior to the making of the Offer, APF has knowledge that any representation or warranty of GNEL herein is materially inaccurate or any covenant or obligation of GNEL herein has been breached or has not been complied with, APF shall forthwith so notify GNEL, giving reasonable detail of the inaccuracy, breach or non-compliance. If the inaccuracy, breach or non-compliance, as the case may be, is capable of being cured, GNEL shall have three Business Days to effect a cure. If GNEL effects a cure within such time period, the time period under Section 2.1(a) for the making of the Offer shall be extended by three Business Days. If the inaccuracy, breach or non-compliance is not capable of being cured, or if GNEL is unable to effect a cure within three Business Days of notice of the inaccuracy, breach or non-compliance, APF shall be entitled to refuse to make the Offer due to the failure to satisfy the conditions set out in Section 2.1(h).

2.2 GNEL Directors' Circular

(a) GNEL hereby consents to the Offer and confirms that its board of directors has unanimously approved the Offer and this Agreement, and has determined that the Offer is fair, from a financial point of view, to the holders of GNEL Shares, and has resolved to unanimously recommend acceptance of the Offer by holders of

GNEL Shares. Subject to the provisions contained herein, GNEL covenants to cooperate with APF and to take all reasonable action to support the Offer.

(b) GNEL shall mail and file a directors' circular in accordance with Securities Laws. The directors' circular will set forth (among other things) the unanimous recommendation of the board of directors of GNEL as described above. GNEL shall provide APF with a draft copy of the directors' circular prior to mailing and shall provide APF with a reasonable opportunity to review and provide any comments thereon. GNEL shall use its reasonable commercial efforts to mail the directors' circular concurrently and in the same envelope that APF mails a take-over bid circular respecting the Offer to the GNEL Shareholders.

(c) GNEL and APF shall cooperate with a view to issuing a joint press release substantially in the form attached hereto as Schedule B as soon as practicable after the signing of this Agreement. GNEL shall file or cause to be filed, where required, a copy of that press release, a material change report and this Agreement with the Securities Authorities having jurisdiction over GNEL as soon as possible after the issuance of that press release (and in any event within the time periods set out in applicable Securities Laws).

(d) GNEL represents that each of its directors and officers (and entities controlled by them) and some shareholders holding in the aggregate (either directly or indirectly through entities of which they are an officer or otherwise) in excess of 18.9% of the GNEL Shares on a diluted basis have advised that he intends to tender his GNEL Shares, (including all GNEL Shares he shall acquire between the date hereof and the Expiry Time, whether pursuant to the exercise of GNEL Options or otherwise) under the Offer. The directors' circular shall reflect the intention of the directors and officers to tender their respective GNEL Shares pursuant to the Offer.

(e) The board of directors of GNEL may only withdraw, modify or change any recommendation with respect to the Offer:

(i) as permitted under Section 5.3;

(ii) in the event the Agreement is terminated prior to such withdrawal, modification or change; or

(iii) in the event that the conditions set forth in Schedule C hereto are not satisfied or waived at the Expiry Time by GNEL in its discretion, acting reasonably.

2.3 Offer Documents

(a) Within the time periods required by law, APF shall file or cause to be filed with the appropriate Securities Authorities an offer to purchase and take-over bid circular and the related letter of transmittal and notice of guaranteed delivery pursuant to which the Offer will be made (collectively, the "Offer Documents"). The Offer Documents, when filed with Securities Authorities and when mailed to

GNEL Shareholders, shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Act and any applicable Canadian provincial securities laws, and any other applicable laws (collectively, the "Securities Laws").

(b) GNEL agrees to provide such reasonable assistance as APF or its agents may reasonably request in connection with communicating the Offer Documents and any amendments and supplements thereto to the GNEL Shareholders and to such other persons as are entitled to receive the Offer Documents under Securities Laws, including providing or causing to be provided lists of GNEL Shareholders (including "NOBO" lists, depositary participant break-out lists) and of the holders of GNEL Options and other securities convertible into or exchangeable for, or other rights to acquire, GNEL Shares (to the extent known by GNEL) including names, addresses and numbers of GNEL Shares or such other securities, together with mailing labels with respect to all such holders, as soon as possible after the date of this Agreement but in any event no later than the close of business in Calgary two Business Days prior to the Mailing Date, and updates or supplements thereto from time to time as may be requested by APF (as contemplated in subsection 23(6) of the Act). GNEL shall provide APF with mailing labels with respect to all holders of securities within 3 Business Days of any such request by APF. GNEL shall also make such of its executive officers available for meetings with GNEL Shareholders as APF may reasonably request.

2.4 Outstanding Stock Options

(a) All persons holding options to purchase GNEL Shares, who may do so under Securities Laws and in accordance with the terms of the GNEL Options held by them, shall be entitled to exercise all of their options and tender all GNEL Shares issued in connection therewith under the Offer. The GNEL board of directors shall not, prior to completion of the Offer, grant additional options to purchase GNEL Shares. It is agreed by APF that all GNEL Options that are tendered to GNEL for exercise, conditional on APF taking up GNEL Shares under the Offer ("Conditional Option Exercise"), shall be deemed to have been exercised concurrently with the take-up of GNEL Shares by APF. Furthermore, APF shall accept as validly tendered under the Offer as of the Take-up Date, all GNEL Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such options indicate that such shares are tendered pursuant to the Offer and provide a duly executed letter of transmittal and further provided that such holders agree to surrender any of their remaining unexercised options to GNEL for cancellation for no consideration effective immediately after the Take-up Date.

(b) GNEL and APF agree that, to the extent holders of GNEL Options do not exercise their GNEL Options, GNEL may agree with such holders that, in lieu of such persons exercising their GNEL Options, GNEL will pay to such persons in cash in a tax effective manner, prior to the Expiry Time of the Offer, the difference between: (i) the aggregate exercise price of their "in the money" GNEL Options; and (ii) the per share cash purchase price offered for GNEL Shares under the

Offer, multiplied by the number of GNEL Shares that may be acquired upon the exercise of such GNEL Options, in exchange for the termination of their GNEL Options and provided that such holders agree to surrender their remaining unexercised GNEL Options, if any, to GNEL for cancellation for no consideration effective immediately after the Take-Up Date.

(c) GNEL agrees to use its reasonable commercial efforts and represents that its directors have:

(i) determined to cause GNEL to use reasonable commercial efforts to encourage and facilitate all persons holding GNEL Options to either: (A) exercise those options and tender all GNEL Shares issued in connection therewith to the Offer; or (B) agree with GNEL to the payment described in Section 2.4(b); or (C) terminate their rights to exercise any of those GNEL Options; as set forth above in this Section 2.4; and

(ii) authorized and directed GNEL to cause the vesting of option entitlements under applicable agreements to accelerate prior to or concurrently with the completion of the Offer, such that all outstanding GNEL Options shall be exercisable and fully vested prior to the Expiry Time of the Offer.

(d) GNEL shall promptly notify APF in writing of any exercise of options pursuant to Section 2.4(a) or payment pursuant to Section 2.4(b). Such notice shall include full particulars of the exercise or payment, as the case may be, and in the case of Section 2.4(b) shall be delivered at least two Business Days prior to payment being made.

ARTICLE 3
PUBLICITY AND SOLICITATION

3.1 Publicity

Each of APF and GNEL shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing, or permitting any of its affiliates (if applicable), directors, officers, employees or agents to issue, any press release or other written statement to the press with respect to this Agreement or the transactions contemplated hereby. Other than the press releases provided for in Section 2.2(c), APF and GNEL may issue a press release or other written statement prior to such consent on the advice of counsel that such action is required by applicable law or by obligations pursuant to any listing agreement with a stock exchange, but only after using its best efforts to consult the other Party taking into account the time constraints to which it is subject as a result of such law or obligation.

3.2 Solicitation

APF may appoint a financial advisor to act as dealer manager (the "Dealer Manager") in connection with the Offer and solicit acceptances of the Offer. The Dealer Manager will, if appointed, form a soliciting dealer group comprised of members of the

Investment Dealers Association of Canada and of the stock exchanges in Canada to solicit acceptances of the Offer in accordance with Securities Laws.

ARTICLE 4
ARRANGEMENTS RESPECTING FEES

4.1 Non-completion Fee

Provided that the board of directors of GNEL have not exercised their rights in accordance with Schedule C of the Agreement, if at any time after the date of this Agreement:

(a) the board of directors of GNEL: (i) fails to unanimously recommend that shareholders of GNEL accept the Offer; or (ii) shall have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in Section 2.2 in a manner adverse to APF or the Offer, or shall have resolved to do so (except as contemplated in Section 2.2(e)), or (iii) fails to publicly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in Section 2.2 within two days of a request by APF to do so, or upon a Take-Over Proposal being publicly announced or proposed, offered or made to GNEL or the GNEL Shareholders (such affirmation to be made by press release within two days of such request being made or such Take-Over Proposal being publicly announced, proposed, offered or made, whichever occurs first) (except as contemplated in Section 2.2(e));

(b) the board of directors of GNEL shall have recommended that GNEL Shareholders deposit their GNEL Shares under, vote in favour of or otherwise accept a Take-over Proposal;

(c) GNEL shall have entered into an agreement (other than a confidentiality agreement referred to in Section 5.2(b)) with any person with respect to a Take-Over Proposal prior to the Expiry Time;

(d) a Take-Over Proposal is made to the GNEL Shareholders for a consideration which is in the aggregate greater than the aggregate consideration provided for under the Offer, and at the Expiry Time the Minimum Condition has not been satisfied and such Take-Over Proposal has not expired or been withdrawn, or there is another Take-Over Proposal then outstanding and such Take-Over Proposal is completed within six months of the Expiry Time; or

(e) this Agreement has been terminated by APF pursuant to Section 13.1(d),

then GNEL shall, within one Business Day after the first to occur of the events described above, pay to APF the amount of $8.7 million. Such payment shall be made in immediately available funds to an account designated by APF. On the date of the earliest event described above, GNEL shall be deemed to hold such sum in trust for APF.

ARTICLE 5
NO SOLICITATION

5.1 Cessation of Existing Discussions

GNEL shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties (other than APF) conducted on or before the date of this Agreement with respect to any actual or potential Take-over Proposal. GNEL shall immediately following the mailing of the Offer send a letter to all parties who have had such discussions or negotiations or who have entered into confidentiality agreements with GNEL pertaining to the sale of GNEL Shares or a substantial portion of its assets and shall use appropriate diligence to have all materials provided to such parties by GNEL or prepared by such parties in respect of GNEL destroyed or returned to GNEL or its agents or advisors. GNEL shall immediately advise APF verbally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer. GNEL agrees not to release any third party from any confidentiality or standstill obligation set forth in any agreement to which GNEL and such third party are parties except for the standstill obligation in connection with a Superior Take-over Proposal by such third party.

5.2 No Solicitation

None of GNEL or any of its directors, officers, employees, agents, financial advisors, counsel or other representatives shall, directly or indirectly:

(a) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than APF and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer and the merger of the operations of APF and GNEL, including any Take-over Proposal; or

(b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the business, properties, operations, prospects or conditions (financial or otherwise) of GNEL or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned in Section 5.2(a), or waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forebear in respect of, any rights or other benefits of GNEL under confidentiality agreements, including, any "standstill" provisions thereunder; provided however, that the foregoing in no way restricts or limits the board of directors of GNEL from responding or acting in any manner or from making any disclosure or providing any information, either directly or through its officers, employees, agents or other representatives, to another party who makes a *bona fide* written offer to GNEL to

enter into a Take-over Proposal (i) if the board of directors, acting reasonably and after receiving the advice of its financial advisors, believes the offer would, if successful, result in a Superior Take-over Proposal, and (ii) in any other circumstances if a failure to respond or act would, in the opinion of the board of directors of GNEL (acting reasonably and after receiving advice of outside counsel), be inconsistent with the performance by the directors of GNEL of their fiduciary duties under Securities Laws. GNEL or its board of directors shall not make any disclosure or provide any information in accordance with this proviso unless GNEL shall have notified APF of that occurrence, required the party making the Take-Over Proposal to execute a confidentiality agreement in favour of GNEL on terms and conditions no more favourable to such other party than those contained in the Confidentiality Agreement and unless GNEL shall have concurrently provided copies of the same information or made the same disclosure to APF. Additionally, GNEL agrees to notify APF, verbally and in writing, immediately of the receipt of any communication from any person that is related, directly or indirectly, to any proposed Take-over Proposal.

5.3 Superior Take-Over Proposal

Notwithstanding Sections 2.2(a) and 2.2(b), in the event that, prior to the expiry of the Offer, a Superior Take-over Proposal is offered or made to the GNEL Shareholders or GNEL, the board of directors of GNEL may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the board of directors acting in good faith after written advice from outside counsel (confirmation of which shall be immediately delivered to APF), the failure to so withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the performance by the directors of GNEL of their fiduciary duties under Securities Laws. GNEL shall as soon as possible but in any event prior to 10:00 a.m. (Calgary time) on the day following receipt of any Take-over Proposal, advise APF verbally and in writing that a Take-over Proposal has been offered or made to the board of directors of GNEL or to GNEL (which notice in writing must identify the party proposing such Take-over Proposal and the terms and conditions thereof, which must include a copy of the terms and conditions of any written form of Take-over Proposal and which must provide an undertaking to provide to APF any further documents relating to the terms or conditions thereof delivered to the board of directors of GNEL or to GNEL by the offeror).

If the board of directors of GNEL believes that the Take-over Proposal constitutes a Superior Take-over Proposal, GNEL shall give APF at least 72 hours advance notice of any action to be taken by the board of directors of GNEL to withdraw, modify or change any recommendation regarding the Offer or enter into an agreement to implement the Superior Take-over Proposal. Such notice shall provide to APF the right during such 72 hours to advise the board of directors of GNEL that APF will immediately announce and as soon as possible in the circumstances amend its Offer to provide that the GNEL Shareholders shall receive a value per GNEL Share equal to or greater than the value per GNEL Share provided in the Superior Take-over Proposal. If APF so advises the board of directors of GNEL prior to the expiry of such 72 hour period, the board of directors of GNEL shall not withdraw, modify or change any recommendation with respect to the Offer, as so amended, take any action to approve or implement the Superior Take-over Proposal or release the party making the Superior Take-over Proposal from any standstill or confidentiality obligation.

5.4 Third Parties to be Made Aware

GNEL shall ensure that the officers, directors and employees of GNEL and any investment bankers or other advisers or representatives retained by GNEL are aware of the provisions of this Article 5, and GNEL shall be responsible for any breach of this Article 5 by such investment bankers, advisers or representatives.

ARTICLE 6
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

6.1 Second Stage Transaction

If APF takes up and pays for GNEL Shares pursuant to the terms of the Offer, and thereby acquires at least the Minimum Required Shares, APF agrees to use all reasonable commercial efforts to acquire, and GNEL agrees to use all reasonable commercial efforts to assist APF in acquiring, the balance of the GNEL Shares as soon as practicable and in any event within a period of six months following the Take-up Date by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions ("Second Stage Transaction") carried out for a consideration per GNEL Share that consists of the same consideration paid pursuant to the Offer and is not less than the Purchase Consideration paid pursuant to the Offer. Nothing herein shall be construed to prevent APF from acquiring, directly or indirectly, additional GNEL Shares in the open market or in privately negotiated transactions or otherwise, in accordance with Securities Laws (including by way of compulsory acquisition) following completion of the Offer.

6.2 GNEL Board of Directors

The board of directors of GNEL, immediately following the acquisition by APF of the Minimum Required Shares, shall be reconstituted through resignations of all existing GNEL directors designated by APF and the appointment of APF nominees in their stead. GNEL shall, in accordance with the foregoing and subject to the provisions of the Act, use its reasonable commercial efforts to secure the resignations of all GNEL directors (who shall be provided releases from APF and GNEL and who shall provide releases to APF and GNEL for all claims against APF and GNEL other than claims for lawful indemnification and reimbursement of expenses properly incurred) to be effective at such time as may be required by APF and to use its best efforts to cause the appointment of the APF nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting. GNEL shall also cooperate with APF to provide an orderly transition of control and management.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF APF

APF hereby represents and warrants (and, as applicable, covenants) to GNEL as follows and acknowledges that GNEL is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

7.1 Organization and Qualification

APF Trust is a trust duly formed and organized and validly existing under the laws of the Province of Alberta and has the requisite corporate power and authority to conduct its business as now owned and conducted. APF is a corporation duly formed and organized and valid and subsisting under the laws of the Province of Alberta and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. APF is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on APF and its subsidiaries taken as a whole.

7.2 Authority Relative to this Agreement

APF has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by APF and APF Trust of the transactions contemplated hereby have been duly authorized by the board of directors of APF and no other proceedings on its or their part are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by APF and constitutes the legal, valid and binding obligation of APF enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

7.3 No Violations

(a) Neither the execution and delivery of this Agreement by APF, the consummation of the transactions contemplated hereby nor compliance by APF with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of APF or APF Trust or any of their subsidiaries under, any of the terms, conditions or provisions of (x) the APF Governing Documents or the formation documents of APF Trust or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which APF or APF Trust or any of their subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which APF or APF Trust or any of their subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in

Section 7.3(b), violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to APF or APF Trust or any of their subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of APF and APF Trust and their subsidiaries taken as a whole or on the ability of APF and APF Trust to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the business, operations or financial condition of APF and APF Trust and their subsidiaries taken as a whole.

(b) Other than in connection with or in compliance with the provisions of Securities Laws, the rules of the TSX, the United States *Securities Exchange Act of 1934,* as amended, (the "Exchange Act") state securities or "blue-sky" laws of the states of the United States, as amended, and any pre-merger notification statutes, (i) there is no legal impediment to the consummation by APF and APF Trust of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by APF or APF Trust in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on APF or APF Trust or on the ability of APF or APF Trust to consummate the transactions contemplated hereby.

7.4 Reporting Issuer Status

APF Trust is a "reporting issuer" in all provinces of Canada and is in material compliance with all Securities Laws and the Trust Units are listed, and only listed, on the TSX.

7.5 Capitalization

As of the date hereof, the authorized capital of APF Trust consists of 500,000,000 Trust Units and Special Voting Units. As of the date hereof, 39,670,014 Trust Units are issued and outstanding. All outstanding Trust Units have been duly authorized and validly issued, are fully paid and non-assessable, and all Trust Units to be issued in connection with the Offer will be duly authorized and validly issued, fully paid and non-assessable.

7.6 No Material Adverse Change

Since December 31, 2003, there has not been any Material Adverse Change with respect to APF or APF Trust, except as has been publicly disclosed.

7.7 Information

To the best of the knowledge of APF, all material data and information provided by APF to GNEL and its agents and representatives is complete and true and correct in all

material respects as at the respective dates thereof and did not and does not omit any material data or information necessary to make any data or information, to the extent requested by GNEL, not misleading as at the respective dates thereof.

7.8 Financial Statements

The audited financial statements of APF Trust as at and for the period ended December 31, 2003 previously delivered to GNEL were prepared in accordance with GAAP and fairly present, in accordance with GAAP, the consolidated financial condition of APF Trust at December 31, 2003 and the results of operations for the period then ended.

7.9 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of APF Trust as at December 31, 2003 previously delivered to GNEL, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice, (ii) pursuant to the terms of this Agreement, or (iii) as disclosed in writing to GNEL prior to the date of this Agreement, neither APF nor APF Trust has incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by GAAP to be reflected on a consolidated balance sheet of APF Trust as of the date hereof.

7.10 Impairment

The making of the Offer will not result in a Material Adverse Change in respect of APF or APF Trust.

7.11 Reports

(a) APF has heretofore delivered to GNEL (or they are available on SEDAR) true and complete copies of (i) APF Trust's Information Circular relating to APF Trust's 2003 annual and special meeting of unitholders and 2002 Annual Report to unitholders, (ii) all prospectuses or other offering documents used by APF Trust in the offering of its securities or filed with Securities Authorities since December 31, 2003, and (iii) the audited financial statements of APF Trust for the year ended December 31, 2003. As of their respective dates, such form, circular, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of law including Securities Laws. The audited financial statements and unaudited interim financial statements of APF Trust publicly issued by APF Trust or included or incorporated by reference in such form, circular, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of APF's independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may

not include footnotes or may be condensed or summary statements), and fairly present, in accordance with GAAP the financial position, results of operations and changes in financial position of APF and APF Trust as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of APF and APF Trust as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). APF will during the term of this Agreement deliver to GNEL as soon as they become available true and complete copies of any report or statement filed by APF Trust with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by GNEL, as to which APF makes no representation) (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will comply in all material respects with all applicable requirements of law including Securities Laws. The financial statements of APF Trust issued by APF Trust or to be included in such reports and statements (excluding any information therein provided by GNEL, as to which APF makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of APF's independent accounts, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly, in accordance with GAAP, the financial position, results of operations and changes in financial position of APF and APF Trust as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of APF and APF Trust as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

7.12 U.S. Securities Law Matters

APF Trust is a foreign private issuer, as that term is used in Rule 3b-4 promulgated under the Exchange Act, and is not an investment company registered or required to be registered under the United States *Investment Company Act of 1940.* The Trust Units are not registered under Section 12 of the Exchange Act.

7.13 Subsidiaries

Neither APF nor APF Trust (i) has any material subsidiaries except APF and APF Acquisition Trust, in the case of APF Trust, and Tika Energy Inc., in the case of APF, (ii) has any interest in any partnership (except indirectly, APF Energy Limited Partnership), and (iii) is a party to any agreement of any nature to acquire any subsidiary or to acquire or lease any other business operations out of the ordinary course.

7.14 Books and Records

The corporate records and minute books, books of account and other records of APF, APF Trust and their material subsidiaries (whether of a financial or accounting nature or

otherwise) have been maintained in accordance with all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects, except for minutes of meetings of the directors of APF and committees thereof with respect to the Offer and which have not yet been prepared.

7.15 Litigation, etc.

Except as set forth herein, there is no claim, action, proceeding or investigation outstanding or, to the knowledge of APF, pending, threatened against or relating to APF, APF Trust, APF Energy Limited Partnership or APF Acquisition Trust or any of their subsidiaries or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on APF and APF Trust and their subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer, nor is APF aware of any basis for any such claim, action, proceeding or investigation. APF, APF Trust, APF Energy Limited Partnership, APF Acquisition Trust and their subsidiaries are not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on APF and APF Trust and their subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer.

7.16 Environmental

Except as has been disclosed to GNEL in writing prior to the date hereof, to the best knowledge and belief of APF:

(a) neither APF, APF Energy Limited Partnership nor any of their subsidiaries is in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

(b) APF and APF Energy Limited Partnership and their material subsidiaries have operated their respective businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(c) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by APF or APF Energy Limited Partnership or their material subsidiaries during the period of their ownership or tenure or under their control during the period in which they have had control;

(d) there have been no releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by APF or APF Energy Limited Partnership or their material subsidiaries;

(e) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of APF or APF Energy Limited Partnership or their material subsidiaries other than abandonment and similar notices issued in connection with APF's, APF Energy Limited Partnership's, or their material subsidiaries' normal course of business; and

(f) APF, APF Energy Limited Partnership and their material subsidiaries hold all material licences, permits and approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use of their assets and all such licences, permits and approvals are in full force and effect.

7.17 Notice of Environmental Policies or Laws

None of APF or APF Energy Limited Partnership or their material subsidiaries has received notice of any proposed environmental policies or laws which any of such entities reasonably believes would have a Material Adverse Effect on the oil and/or gas exploration, development or production operations of such entities, other than those that apply to the industry generally.

7.18 Insurance

Policies of insurance in force as of the date hereof naming APF as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of APF, APF Trust, APF Energy Limited Partnership and Tika Energy Inc., taken as a whole. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

7.19 Title

Although it does not warrant title, APF does not have reason to believe that APF does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the **"Interests"**) and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under APF, except for those arising in the ordinary course of business, which are not material in the aggregate, and, to the knowledge of APF after due inquiry, APF holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

7.20 Source of Funds

The aggregate cash consideration payable pursuant to the Offer is available to APF such that APF is in a position, subject to the terms of this Agreement, to pay for all GNEL Shares tendered pursuant to the Offer in accordance with the terms of the Offer and to pay all related fees and expenses.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF GNEL

GNEL hereby represents and warrants (and, as applicable, covenants) to APF as follows and acknowledges that APF is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

8.1 Organization and Qualification

Each of GNEL and its corporate subsidiaries is a corporation duly incorporated and organized and valid and subsisting under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. Each of GNEL's subsidiaries which is a partnership is duly formed under its jurisdiction of formation and has all requisite power and authority to own its properties and conduct its business as now owned and conducted. Each of GNEL and its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on GNEL and its subsidiaries taken as a whole.

8.2 Authority Relative to this Agreement

GNEL has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by GNEL's board of directors, and no other corporate proceedings on the part of GNEL are necessary to authorize this Agreement (except for obtaining shareholder approval in respect of any Second Stage Transaction) and the transactions contemplated hereby. This Agreement has been duly executed and delivered by GNEL and constitutes the legal, valid and binding obligation of GNEL enforceable against GNEL in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

8.3 No Violations

(a) Neither the execution and delivery of this Agreement by GNEL, the consummation of the transactions contemplated hereby nor compliance by GNEL with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of GNEL or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the GNEL Governing Documents or (y) any note, bond, mortgage, indenture, loan agreement (other than a credit facility with Bank of Montreal for which GNEL will attempt to obtain a waiver in a form and substance satisfactory to APF prior to the Mailing Date), deed of trust, agreement (other than agreements respecting GNEL Options and employment or consulting

agreements comprising the Employment Obligations), lien, contract or other material instrument or obligation to which GNEL or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which GNEL or any of its subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 8.3(b), violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to GNEL or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of GNEL and its subsidiaries taken as a whole or on the ability of GNEL to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the business, operations or financial condition of GNEL and its subsidiaries taken as a whole.

(b) Other than in connection with or in compliance with the provisions of Securities Laws, the rules of the TSX, the United States *Securities Exchange Act of 1934,* as amended, state securities or "blue-sky" laws of the states of the United States, as amended, and any pre-merger notification statutes, (i) there is no legal impediment to GNEL's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by GNEL in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on GNEL or the ability of GNEL to consummate the transactions contemplated hereby.

8.4 Capitalization

As of the date hereof, the authorized share capital of GNEL consists of an unlimited number of GNEL Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, only 43,714,932 GNEL Shares and no others are issued and outstanding. As of the date hereof, 2,988,000 GNEL Shares are issuable pursuant to the exercise of outstanding GNEL Options. Except as set forth in the immediately preceding sentence, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by GNEL or any of its subsidiaries of any shares of GNEL (including GNEL Shares) or any of its subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of GNEL (including GNEL Shares) or any of its subsidiaries, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of GNEL or any of its subsidiaries. All outstanding GNEL Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all GNEL Shares issuable upon exercise of outstanding GNEL Options in accordance

with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

8.5 No Material Adverse Change

Since December 31, 2003, there has not been any Material Adverse Change with respect to GNEL or any of its subsidiaries, except as has been publicly disclosed.

8.6 Information

To the best of the knowledge of GNEL, all data and information in respect of GNEL and its subsidiaries and their assets, reserves, liabilities, business and operations provided by GNEL or its advisors to APF and its agents and representatives is complete and true and correct in all material respects as at the respective dates thereof and did not and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

8.7 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of GNEL as at December 31, 2003 previously delivered to APF, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice, (ii) pursuant to the terms of this Agreement including the Employee Obligations, or (iii) as disclosed in writing to APF prior to the date of this Agreement, neither GNEL nor any of its subsidiaries has incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of GNEL as of the date hereof.

8.8 Impairment

The making of the Offer will not result in a Material Adverse Change in respect of GNEL or any of its subsidiaries.

8.9 Employee/Lease Obligations

The Employee Obligations and costs on termination of capital and office leases do not exceed $1.3 million and $0.2 million, respectively. APF will advise GNEL within two weeks following the mailing of the takeover bid circular as to any employees to whom APF wishes to make offers of employment. The Employee Obligations assume that no field staff are severed. In the event that any field staff are to be severed, GNEL and APF will agree on severance terms, which are in addition to the Employee Obligations. The employment of all officers will be severed. Any employees offered similar employment will not be offered severance payments, but in the event that they are severed within six months of the takeover bid being complete, they will receive severance as provided in the schedule provided from GNEL to APF. Any employees offered consulting positions will be terminated and severance paid at a time determined by GNEL.

8.10 Working Capital

As at April 3, 2004, GNEL had net debt, including a working capital deficiency, of not more than $56 million (excluding current tax accruals or expenses related to the Offer), subject to any capital expenditure program described in Section 9.1(c)(ix).

8.11 Transaction Costs

GNEL has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Burnet Duckworth & Palmer LLP has been retained as legal advisers and GMP Securities Ltd. has been retained as GNEL's financial advisors in connection with certain matters including the transactions contemplated hereby. The aggregate fees payable to all legal, financial and accounting advisors with respect to the Offer shall not exceed $300,000, not including the fee payable to GNEL's financial advisors, which fees shall not exceed 1% of total enterprise value, plus related out-of-pocket expenses, not to exceed $15,000.

8.12 Conduct of Business

Since December 31, 2003 and except as disclosed in the public documents of GNEL filed pursuant to Securities Laws or contemplated herein, GNEL has not taken any action that would be in violation of Section 9.1 if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the business, operations or financial condition of GNEL and would not materially affect GNEL's ability to consummate the transactions contemplated hereby.

8.13 Reports

(a) GNEL has heretofore delivered to APF (or they are available on SEDAR) true and complete copies of (i) GNEL's Information Circular relating to GNEL's 2003 annual meeting of shareholders and 2002 Annual Report to shareholders, (ii) all prospectuses or other offering documents used by GNEL in the offering of its securities or filed with Securities Authorities since December 31, 2002 and (iii) the audited financial statements of GNEL dated December 31, 2003. As of their respective dates, such form, circular, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of law including Securities Laws. The audited financial statements and unaudited interim financial statements of GNEL publicly issued by GNEL and the audited financial statements of GNEL as at December 31, 2003, previously delivered to APF, or included or incorporated by reference in such form, circular, statements, prospectuses and other offering documents were prepared in accordance with generally accepted accounting principles in Canada (except (i) as otherwise indicated in such financial

statements and the notes thereto or, in the case of audited statements, in the related report of GNEL's independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present the financial position, results of operations and changes in financial position of GNEL as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of GNEL as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b) GNEL will during the term of this Agreement deliver to APF as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by APF, as to which GNEL makes no representation) (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will comply in all material respects with all applicable requirements of law including Securities Laws. The financial statements of GNEL issued by GNEL or to be included in such reports and statements (excluding any information therein provided by APF, as to which GNEL makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of GNEL's independent accounts, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly, in accordance with GAAP the financial position, results of operations and changes in financial position of GNEL as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of GNEL as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

8.14 U.S. Securities Law Matters

GNEL is a foreign private issuer, as that term is used in Rule 3b-4 promulgated under the Exchange Act. The GNEL Shares are not registered under Section 12 of the Exchange Act. To GNEL's knowledge, less than 6.8% of the GNEL Shares are held by U.S. holders.

8.15 Subsidiaries

GNEL (i) does not have any material subsidiaries other than 905698 Alberta Ltd.; (ii) does not have any interest in any partnership other than Great Northern Exploration Partnership; and (iii) is not a party to any agreement of any nature to acquire any subsidiary or to acquire or lease any other business operations out of the ordinary course.

8.16 Books and Records

The corporate records and minute books, books of account and other records of GNEL and its subsidiaries (whether of a financial or accounting nature or otherwise) have been

maintained in accordance with all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects, except for minutes of meetings of the directors of GNEL and committees thereof with respect to the Offer and which have not yet been prepared.

8.17 Litigation, etc.

There is no claim, action, proceeding or investigation outstanding or, to the knowledge of GNEL, pending, threatened against or relating to GNEL or any of its subsidiaries or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on GNEL and its subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer, nor is GNEL or any of its subsidiaries aware of any basis for any such claim, action, proceeding or investigation. GNEL and its subsidiaries are not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on GNEL and it subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer. Although not considered material by GNEL, it has disclosed a statement of claim filed by Lorne H. Reed and Associates Ltd.

8.18 Environmental

Except as has been disclosed to APF in writing prior to the date hereof, to the best knowledge and belief of GNEL:

(a) Neither GNEL nor any its subsidiaries is in material violation of any Environmental Laws;

(b) GNEL and its subsidiaries have operated their respective businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(c) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by GNEL and its subsidiaries during the period of its ownership or tenure or under their control during the period in which they have had control;

(d) there have been no releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by GNEL or any of its subsidiaries;

(e) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of GNEL or any of its subsidiaries other than abandonment and similar notices issued in connection with GNEL's and its subsidiaries' normal course of business; and

(f) GNEL and each of its subsidiaries hold all material licences, permits and approvals required under any Environmental Laws in connection with the operation of their respective business and the ownership and use of their respective assets, all such licences, permits and approvals are in full force and effect.

8.19 Notice of Environmental Policies or Laws

GNEL and, its subsidiaries have not received notice of any proposed environmental policies or laws which GNEL or its subsidiaries reasonably believes would have a Material Adverse Effect on any oil and/or gas exploration, development or production operations of GNEL and its subsidiaries taken as a whole, other than those that apply to the industry generally.

8.20 Insurance

Policies of insurance in force as of the date hereof naming GNEL as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of GNEL and its subsidiaries, taken as a whole. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

If prior to the Expiry Time, GNEL secures directors' and officers' liability insurance for GNEL's current and former directors and officers, covering claims made prior to or within six years after the Take-up Date which has a scope and coverage substantially equivalent in scope and coverage to that provided to GNEL's current directors' and officers' insurance policy, and APF agrees to not take any action, or cause GNEL to take any action, to terminate such directors' and officers' insurance. In addition, any Lock-Up Agreements may provide an agreement to the foregoing effect.

8.21 Tax Matters

(a) **Tax Definitions**. For purposes of this Agreement, the following definitions shall apply:

(i) The term **"Taxes"** shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, *ad valorem* taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which GNEL is required to pay, withhold or collect.

(ii) The term **"Returns"** shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any such Taxes.

(b) **Returns Filed and Taxes Paid**. All Returns required to be filed by or on behalf of GNEL and its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on GNEL's financial statements, and no other Taxes are payable by GNEL or its subsidiaries with respect to items or periods covered by such Returns. GNEL intends to refile some Returns, the result of which will not be materially detrimental to GNEL or APF.

(c) **Tax Reserves**. GNEL and its subsidiaries have paid or provided adequate accruals in its audited financial statements for the year ended December 31, 2003 for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(d) **Returns Furnished**. For all periods ending on and after December 31, 1997, APF has been furnished by GNEL or will be furnished, on request, by GNEL with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by GNEL or its subsidiaries or on behalf of GNEL or its subsidiaries relating to Taxes, and (ii) all pro-forma separate federal and provincial income or franchise tax returns for GNEL and its subsidiaries.

(e) **Tax Deficiencies, Audits, Statutes of Limitations**. Except as disclosed in writing to APF, no material deficiencies exist or have been asserted with respect to Taxes of GNEL or any of its subsidiaries. GNEL or any of its subsidiaries are not parties to any action or proceeding for assessment or collection of taxes, nor has such event been asserted or threatened against GNEL or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of GNEL or any of its subsidiaries. Except as has been disclosed in writing to APF prior to the date hereof, the Returns of GNEL and its subsidiaries have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

8.22 Employee Benefit Plans

Other than as disclosed in writing to APF prior to the date hereof, GNEL or any of its subsidiaries:

(a) except for its existing health plan have no defined benefit plans or other employee benefit plans, and have not made any agreements or promises with respect to increased benefits under such plans;

(b) have provided adequate accruals in their respective audited financial statements for the year ended December 31, 2003 (or such amounts are fully funded) for all

pension or other employee benefit obligations of GNEL and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on GNEL and its subsidiaries as well as for any other payment required to be made by GNEL and its subsidiaries in connection with the termination of employment or retirement of any employee of GNEL and its subsidiaries in respect of the fiscal period ended December 31, 2003; and

(c) have no stock option plans or arrangements other than the Stock Option Plan and, except as otherwise disclosed herein, they are not otherwise parties to any agreement to provide any GNEL Shares or other GNEL securities (including any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire GNEL Shares) or to provide any options to acquire GNEL Shares or any other GNEL securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, GNEL Shares to any person other than pursuant to the Stock Option Plan.

8.23 Employment Agreements

Except as disclosed in writing to APF prior to the date hereof, GNEL and its subsidiaries are not parties to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by law.

8.24 Reporting Issuer Status

GNEL is a "reporting issuer" in British Columbia, Alberta, Ontario and Quebec, and is in material compliance with all Securities Laws and the rules and policies of the TSX, and the GNEL Shares are listed on the TSX.

8.25 Shareholder Rights Plan

There is not in effect with respect to GNEL, and prior to the Expiry Time GNEL will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire GNEL Shares or other securities of GNEL or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making of the Offer.

8.26 Title

Although it does not warrant title, GNEL does not have reason to believe that GNEL and its subsidiaries do not have title to or the irrevocable right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under GNEL or its subsidiaries, except for those arising in the ordinary course of business, which are not material in the aggregate, and, to the knowledge of GNEL after due inquiry, GNEL and its subsidiaries hold their Interests under valid

and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

8.27 Related Party Transaction

Except as disclosed in writing to APF prior to the date hereof, GNEL and its subsidiaries have not made any payment or loan to, or borrowed monies from or is otherwise indebted to, any Related Party except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business consistent with historical practices. Except for contracts of employment as disclosed in writing to APF prior to the date hereof, GNEL and its subsidiaries are not a party to any contract, agreement or other commitment, written or oral, with any Related Party and no Related Party owns, directly or indirectly, any interest in or is an officer, director, employee or consultant of any person which is, or is engaged in business as, a lessor, lessee, client or supplier of GNEL or its subsidiaries, or owns, directly or indirectly, in whole or in part, any property that is used in the operation of the business of GNEL or its subsidiaries, or has any cause of action or other claim whatsoever against or owes any amount to, GNEL or its subsidiaries.

8.28 AMI and Other Agreements

Except as disclosed to APF in writing prior to the date hereof, there is no non-competition, exclusivity, area of mutual interest or other similar agreement, commitment or understanding in place, whether written or oral, to which GNEL or its subsidiaries or, to the knowledge of GNEL, any director, officer, employee or consultant or any affiliate of such persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of GNEL or its subsidiaries (i) in a particular manner or to a particular locality or geographic region, or (ii) for a limited period of time.

8.29 Restriction on Business

The execution, delivery and performance of this Agreement does not and will not result in the restriction of GNEL or its subsidiaries from engaging in their respective businesses or from competing with any person or in any geographical area and do not and will not result in a Material Adverse Effect on their respective businesses or trigger or cause to arise any rights of any person under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by GNEL or its subsidiaries.

8.30 Confidentiality Agreements

GNEL has provided to APF a copy of the forms of confidentiality agreement(s) entered into with persons other than APF regarding the confidentiality of information provided to such person or reviewed by such person in the data room and no other agreements have been entered into. GNEL has not negotiated any Take-over Proposal with any person who has not entered into such a confidentiality agreement. GNEL has not waived the applicability of any "standstill" or other provision of any confidentiality agreements entered into by GNEL which have not automatically expired by their terms.

8.31 Tax Pools

GNEL had, as of January 1, 2004 and including the accounts of its wholly owned subsidiary, 905698 Alberta Ltd., Canadian tax pools totaling not less than $154.357 million consisting of the following approximate balances:

COGPE	$87.674 million
CDE	$18.894 million
CEE	$5.289 million
UCC	$38.170 million
Non-capital losses & other	$4.330 million

The Canadian tax pools are net of $Nil renounced under flow through agreements entered into in 2003. There remained, as of January 1, 2004, an obligation under the flow through agreements to incur an additional amount of approximately $6.1 million of qualifying expenditures.

8.32 Issuances of Securities

All offers and sales of securities in the capital of GNEL from treasury or by GNEL including, without limitation, the GNEL Shares and the GNEL Options have been made in compliance with all applicable Securities Laws.

8.33 GLJ Report

GNEL has made available to GLJ, prior to the issuance of the GLJ Report, for the purposes of preparing the GLJ Report, all information requested by GLJ, which information did not contain any misrepresentation at the date thereof. Except as otherwise disclosed in writing to APF, GNEL has no knowledge of a Material Adverse Change in any information provided to GLJ since the date that such information was so provided.

8.34 Obligations to Incur Expenses

Neither GNEL nor any of its subsidiaries has any obligation to incur any Canadian exploration expense as a result of any agreements with any persons respecting the issuance of shares on a flow-through basis except as specifically provided herein.

8.35 Production

The aggregate current production of GNEL is approximately 3,960 barrels of oil equivalent per day, as a result of plant turnarounds, which GNEL reasonably believes will increase to 5,600 barrels of oil equivalent per day by April 9, 2004.

8.36 Site Restoration

GNEL has accrued site restoration liability of $630,000 as at December 31, 2003, after taking into account the salvage value for tangible assets.

8.37 Rights of First Refusal ("ROFRs")

Any ROFRs encumbering the petroleum and natural gas assets of GNEL are subject to the corporate exceptions of the Canadian Association of Petroleum Landmen ("CAPL") Operating Procedures or other non-CAPL operating procedures, which will result in no ROFR notices having to be issued in respect of the petroleum and natural gas assets of GNEL and its subsidiaries on account of the Offer, based on the understanding of GNEL that APF will acquire all of the GNEL Shares and amalgamate with GNEL thereafter.

8.38 Financial Statements

The audited financial statements of GNEL as at and for the period ended December 31, 2003 previously delivered to APF were prepared in accordance with GAAP and fairly present, in accordance with GAAP, the consolidated financial condition of GNEL at December 31, 2003 and the results of operations for the period then ended.

8.39 Sales Contracts

Except as otherwise disclosed in writing to APF, GNEL does not have any future material commitment to buy, sell, exchange or transport petroleum or natural gas or any physical or financial contracts relating to the delivery of petroleum or natural gas, that are not terminable on thirty days' notice.

8.40 Personal Information

GNEL and each of its subsidiaries has at all times complied with all applicable laws relating to the collection, retention, use and disclosure of Personal Information. GNEL and each of its subsidiaries has obtained all consents required by law relating to the collection, retention, use and disclosure of all Personal Information collected, retained, used or disclosed in the course of their respective businesses.

ARTICLE 9
CONDUCT OF BUSINESS

9.1 Conduct of Business by GNEL

GNEL covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated in accordance with its terms, unless APF shall otherwise agree in writing, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the business of GNEL and other entities controlled by GNEL, including any joint ventures, directly or indirectly controlled by GNEL, shall be conducted only in, and GNEL shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and GNEL shall use all reasonable commercial efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships. GNEL shall, subject to

compliance with the terms of any third party agreements, consult with APF in respect of the ongoing business and affairs of GNEL and keep APF apprised of all material developments relating thereto;

(b) GNEL shall not directly or indirectly do or permit to occur any of the following: (i) amend the GNEL Governing Documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of GNEL or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of GNEL, other than GNEL Shares issuable pursuant to the terms of the GNEL Options; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, including, without limitation, under any normal course issuer bid, except pursuant to Section 2.4; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of GNEL; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c) other than (w) expenditures arising from responses to events involving safety, normal maintenance or emergency issues; (x) reasonable expenses relating to the transactions contemplated by this Agreement; or (y) pursuant to commitments entered into by GNEL prior to the date of this Agreement, GNEL shall not directly or indirectly do any of the following or permit any of its subsidiaries to do any of the following: (i) other than the Rich property sale, sell, pledge, dispose of or encumber any assets, except in the ordinary course of business for a consideration in excess of $25,000 individually or $100,000 in aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities for hedging purposes made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital, property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity in each case having a value in excess of $100,000; (iii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business and in any event GNEL shall not incur any such obligation of any kind in excess of $25,000 individually or $100,000 in the aggregate; (iv) except for Employee Obligations and the payment for GNEL Options payable on or before the Take-up Date, pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reflected or reserved against in its financial statements or incurred in the ordinary course of business consistent with past practice; (v) authorize, recommend or propose any release or relinquishment of any material contract right other than in the ordinary course of business,

consistent with past practice; (vi) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary course of business, consistent with past practice; (vii) enter into any interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or enter into any call arrangement of any sort or any forward sale agreement for commodities; or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; (ix) except for expenditures made in the ordinary course, expend or commit to expend more than $25,000 individually or $100,000 in the aggregate with respect to any capital or operating expense or expenses (other than proposed expenditures having an aggregate cost of $11.4 million (net to GNEL), details of which have been provided in writing to APF, provided that GNEL shall discontinue any such operations on receipt of written notice to do so delivered by APF); (x) reorganize, amalgamate, merge or otherwise continue GNEL with any other person, corporation, partnership or other business organization whatsoever; or (xi) enter into any agreements for the sale of production having a term of more than 30 days other than as contemplated in subsection 9.1(k).

(d) GNEL shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies and those of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e) GNEL shall:

(i) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii) confer, prior to taking action (other than in emergency situations) with APF with respect to all material operational matters involved in its business; and

(iii) work to familiarize APF personnel with the nature and workings of all of its operational, accounting and land systems, such that APF personnel shall be able to continue the operation of all such systems following completion of the transactions contemplated herein.

(f) GNEL shall not create any new Employee Obligations other than as contemplated herein, GNEL shall not grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form

other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer, director or any other party not at arm's length, or take any action with respect to the grant of any severance or termination pay (other than as contemplated herein or as agreed to by APF, acting reasonably) arising from the Offer or a change of control of GNEL or the entering into of any employment agreement with, any person, or with respect to any increase of benefits payable under its current severance or termination pay policies;

(g) GNEL shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(h) GNEL shall not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 9.1, except as specifically permitted in this Section 9.1, without the prior consent of APF;

(i) GNEL will not take any action or omit to take any action which results in a reduction of the Tax Pools of GNEL except for actions permitted under this Agreement;

(j) GNEL will conduct its business such that its net debt, including working capital deficiency at the date of execution of this Agreement, shall not be more than $56 million, exclusive of the costs related to the recent cancellation of options, costs of the transaction contemplated in Sections 8.9 and 8.11 of this Agreement and the costs of proposed expenditures described in Section 9.1; and

(k) GNEL will, on the written direction of APF, sell forward up to 60% of its production (less any forward sales or other arrangement currently in place) for a period not to exceed 18 months, on terms satisfactory to APF, acting reasonably.

ARTICLE 10
COVENANTS OF GNEL

10.1 Access to Information

Subject to the existing Confidentiality Agreement, upon reasonable notice, GNEL shall afford APF's officers, employees, counsel, accountants and other authorized representatives and advisers reasonable access, during normal business hours and at such other time or times as APF may reasonably request from the date hereof and until the expiration of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, GNEL shall furnish promptly to APF all information concerning its business, properties and personnel as APF may reasonably request and shall review with APF personnel such of the records, systems and processes as would be necessary to allow APF personnel to assume the continuing operations of GNEL upon the acquisition by APF of the number of GNEL Shares required to satisfy the Minimum Condition. GNEL will conduct itself so as to keep APF

fully informed as to its business and affairs and as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from its assets and shall cooperate with APF in respect thereof.

10.2 Structure of Transaction

GNEL shall cooperate with APF in structuring the acquisition by APF of GNEL in a tax efficient manner, provided that no such cooperation shall be required where such structuring shall have a Material Adverse Effect on the business, operations or financial condition of GNEL or its shareholders or cause any breach of or default under this Agreement by GNEL which APF has not agreed to waive in writing.

10.3 Settlement of Shareholder Actions

GNEL shall not settle or compromise any claim brought by any present, former or purported holder of any securities of GNEL in connection with the transactions contemplated by this Agreement or the Offer without the prior written consent of APF.

10.4 General Releases

GNEL shall, on or before the Take-up Date, cause its employees, officers and directors to execute in favour of GNEL and APF, in consideration for the payment on the aggregate of the Employee Obligations and for cancellation or termination of GNEL Options, general releases of all claims that such persons may have against GNEL, its directors, officers and employees.

10.5 Financial Information

GNEL shall, on or before the Take-up Date, provide APF with financial information concerning its cash holdings and loan position as at a date which is not before three days prior to the Take-up Date.

ARTICLE 11
COVENANTS OF APF

11.1 Indemnities

APF agrees that if it acquires at least the Minimum Required Shares under the Offer it shall cause GNEL to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of GNEL pursuant to the provisions of the GNEL Governing Documents, the Act, and the written indemnity agreements shown to APF prior to the date hereof which have been entered into between GNEL and its current officers and directors.

11.2 Third Party Beneficiaries

APF acknowledges that GNEL shall hold the benefits of Section 11.1 in trust for the benefit of the employees, officers and directors referred to therein.

ARTICLE 12
MUTUAL COVENANTS

12.1 Notice of Material Change

From the date hereof until the termination of this Agreement, each Party shall promptly notify the other Party in writing of:

(a) any material change (actual, anticipated, contemplated or, to the knowledge of that Party, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of that Party or its subsidiaries; or

(b) any change in any representation or warranty given in this Agreement by the Party or in the underlying basis thereof which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect.

Each Party shall in good faith discuss with the other Party any change in circumstances (actual, anticipated, contemplated or, to the knowledge of the Party, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to this section.

12.2 Other Filings

APF and GNEL shall, as promptly as practicable hereafter, prepare and file any filings required under any Securities Law, the rules of the TSX, the Exchange Act, state securities or "blue-sky" laws of the states of the United States, as amended, or any other applicable law relating to the transactions contemplated herein.

12.3 Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under Securities Laws, each of the Parties agrees to use all reasonable commercial efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using reasonable commercial efforts to:

(a) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts or agreements (including, without

limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to GNEL's operations);

(b) obtain all necessary waivers, consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations;

(c) defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

(d) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby;

(e) effect all necessary registrations and other filings and submissions of information requested by governmental authorities; and

(f) fulfil all conditions and satisfy all provisions of this Agreement and the Offer.

For purposes of the foregoing, the obligation to use "reasonable commercial efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

12.4 Personal Information

Any Personal Information disclosed by one party (the "Disclosing Party") to the other party (the "Receiving Party") shall only be collected, used or disclosed by Receiving Party for purposes that relate to the transactions contemplated by this Agreement. On termination of this Agreement, the Receiving Party shall either return or destroy such Personal Information as directed by the Disclosing Party. On completion of the transactions, APF agrees only to use the Personal Information in the possession or control of GNEL and its subsidiaries for the purposes for which the Personal Information was collected.

ARTICLE 13
TERMINATION, AMENDMENT AND WAIVER

13.1 Termination

This Agreement may be terminated by written notice given to the other Party hereto, at any time prior to the time APF first takes-up and pays for GNEL Shares:

(a) by mutual written consent of GNEL and APF;

(b) by either APF or GNEL if APF shall not have taken up and paid for the number of GNEL Shares required to satisfy the Minimum Condition under the Offer on or before the times required by this Agreement, unless the absence of such occurrence shall be due to the failure of the Party seeking to terminate this

Agreement to perform the obligations under this Agreement required to be performed by it;

(c) by either APF or GNEL if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 13.1(c) shall have used all reasonable commercial efforts to remove such order, decree, ruling or injunction;

(d) by either APF or GNEL if there has been a material misrepresentation, breach or non-performance by the other Party of any material representation, warranty, covenant or obligation contained in this Agreement in any case which has, or is reasonably expected to have, a Material Adverse Effect on the non-breaching Party, provided that, in cases only where such misrepresentation, breach or non-performance is capable of being cured, the breaching Party has been given notice of and three Business Days to cure any such misrepresentation, breach or non-performance;

(e) by APF if APF has the right pursuant to Section 2.1(h) to refuse to make the Offer due to the failure, under circumstances other than those set forth in Section 13.1(d), of the conditions set out in Section 2.1(h);

(f) by APF or GNEL upon a fee as provided in Article 4 becoming payable;

(g) by GNEL if APF has not mailed the Offer Documents by the date set forth in Section 2.1(a) hereof;

(h) by GNEL if the Take-up Date has not occurred within 40 days following the Initial Expiry Time;

(i) by GNEL if the condition set forth in paragraph (c) of Schedule C is not satisfied as of the Expiry Time.

13.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 13.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of APF or GNEL hereunder except as set forth in Article 4, this Section 13.2 and Section 14.4, which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any Party from liability for any breach of this Agreement provided that if GNEL became obligated to and has paid the fees provided for in Article 4, GNEL shall have no further liability under this Agreement.

In the event of termination of this Agreement, each of the Parties shall, subject to the terms of the Confidentiality Agreement, forthwith return to the other all confidential and other information relating to such other Party.

13.3 Amendment

This Agreement may be amended by mutual agreement between the Parties. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties.

13.4 Waiver

Each of APF, on the one hand, and GNEL, on the other hand, may:

(a) extend the time for the performance of any of the obligations or other acts of the other;

(b) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained herein; or

(c) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other Party hereto,

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 14
GENERAL PROVISIONS

14.1 Notices

All notices required or permitted under this Agreement shall be in writing and may be given by delivering or faxing same during normal business hours to the address set forth below. Any such notice or communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if faxed (with confirmation received), shall be deemed to have been given or made and received on the day on which it was so faxed. The Parties may give, from time to time, written notice of change of address in the manner aforesaid.

(a) If to APF:

APF Energy Inc.
2100, 144 - 4th Avenue SW
Calgary, Alberta T2P 3N4
Attention: Steven Cloutier,
President
Telecopy No.: (403) 294-1010

with a copy to:

Parlee McLaws LLP
3400, 150-6 Avenue SW
Calgary, Alberta T2P 3Y7
Attention: Nancy M. Penner
Telecopy No.: (403) 294-7052

(b) If to GNEL:

Great Northern Exploration Ltd.
2700, 500 - 4th Avenue S.W.
Calgary, AB T2P 2V6
Attention: Jim Saunders,
President
Telecopy No.: (403) 531-9021

with a copy to:

Burnet Duckworth & Palmer LLP
1400, 350-7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: Gary R. Bugeaud
Telecopy No.: (403) 260-0330

14.2 Miscellaneous

This Agreement (i) except for the Confidentiality Agreement, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof, and (ii) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. The Parties shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the Parties. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

14.3 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Notwithstanding the foregoing, APF may assign all or any part of its rights or obligations under this Agreement to one or more of its subsidiaries or subsidiaries of APF Trust and provided further that if such assignment takes place, APF shall continue to be liable to GNEL for any default in performance by the assignee.

14.4 Expenses

Except as provided in Article 4, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in Canadian funds by the Party incurring such cost or expense, whether or not the Offer is consummated.

14.5 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Securities Laws. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.6 Confidentiality Agreement

APF is hereby released from the standstill and related provisions of the Confidentiality Agreement in respect of the transactions contemplated by the Offer on the terms set out in this Agreement.

14.7 Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

14.8 Consent Regarding Depositary

GNEL consents to APF using Computershare Trust Company of Canada as APF's depositary with regard to the Offer.

IN WITNESS WHEREOF, APF and GNEL have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

APF ENERGY INC.

Per: (Signed) "Steven Cloutier"
President

Per: (Signed) "Alan MacDonald"
Vice President, Finance

GREAT NORTHERN EXPLORATION LTD.

Per: (Signed) "Jim Saunders"
President and CEO

Per: (Signed) "Bruce Robertson"
Executive Vice President

SCHEDULE A
CONDITIONS TO THE OFFER

Capitalized terms used in this Schedule A but which are not defined herein shall have the meanings set forth in the attached Pre-Offer Agreement dated April 6, 2004 (the "Agreement") between APF and GNEL.

Notwithstanding any other provision of the Offer, but subject to the provisions of this Agreement, APF reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any GNEL Shares deposited under the Offer unless all of the conditions included in the Offer, substantially on the terms described below, are satisfied, or waived by APF:

(a) at the Expiry Time, and at the time APF first takes up and pays for GNEL Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding GNEL Shares (calculated on a diluted basis) (the "Minimum Condition");

(b) all requisite regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those under the *Competition Act* and those of any stock exchanges and other Securities Authorities) shall have been obtained on terms and conditions satisfactory to APF in its sole discretion, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall not have been withdrawn, defeated or overcome which has or will likely have a Material Adverse Effect on APF's ability to take up and pay for all of the GNEL Shares tendered to the Offer or complete a compulsory acquisition or any subsequent acquisition transaction or which, in the sole discretion of APF, acting reasonably, is or would be materially adverse to the business of GNEL or its subsidiaries or to the value of the GNEL Shares to APF;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which GNEL and its subsidiaries carry on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgement of APF, acting reasonably:

    (A) has the effect or may have the effect of cease trading the GNEL Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the making of the Offer, or the purchase by, or the sale to, APF of the GNEL Shares or the right of APF to own or exercise full rights of ownership of the GNEL Shares;

(B) has had or, if the Offer was consummated, would result in, a Material Adverse Change in respect of GNEL or its subsidiaries or, in the case of (ii) above, would have a Material Adverse Effect on GNEL or its subsidiaries or APF; or

(C) has a Material Adverse Effect on the completion of any compulsory acquisition or any Second Stage Transaction;

(d) APF shall have determined in its sole judgement, acting reasonably, that there does not exist any prohibition at law against APF making the Offer or taking up and paying for all of the GNEL Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any GNEL Shares not acquired under the Offer;

(e) GNEL shall not have breached, or failed to comply with, in any material respect, any of its material covenants, representations, warranties or other obligations under the Agreement, and all representations and warranties of GNEL contained in the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall not have ceased to be true and correct in any material respect thereafter; provided that GNEL has been given notice of and three Business Days to cure any such breach, failure to comply or misrepresentation;

(f) the Agreement shall not have been terminated and no material provision of the Agreement shall have been held by a court, securities commission or other regulatory authority to be invalid or unenforceable in accordance with its terms; and

(g) there shall have been no Material Adverse Change in respect of GNEL or its subsidiaries since the date of the Agreement.

SCHEDULE B
FORM OF PRESS RELEASE

APF ENERGY

NEWS RELEASE **TSX: AY.UN**

APRIL 7, 2004 **AY.DB**

APF ENERGY TRUST AGREES TO ACQUIRE GREAT NORTHERN EXPLORATION LTD.

APF Energy Trust ("APF") today announced that it has entered into an agreement to acquire Great Northern Exploration Ltd. ("Great Northern") for $5.05 per share, for total consideration of approximately $291 million consisting of trust units of APF, cash and assumption of debt. It is expected that the transaction will close in early June, 2004. Great Northern is a TSX listed company trading under the symbol GNL.

ACQUISITION HIGHLIGHTS

The acquisition of Great Northern has the following attributes:

- Daily production of approximately 5,600 boe, consisting of 19 mmcf/d of gas, 2,400 bbl/d of oil and natural gas liquids;
- Transaction metrics of $50,000 per flowing boe and $13.87 per proved plus probable boe in the ground, based on a value of $280 million for the reserves (excluding $11 million for independently valued land and proprietary seismic);
- A proved plus probable reserve life index of 9.8 years;
- Approximately 141,000 net undeveloped acres of land and an extensive proprietary seismic database;
- Proved reserves are 70% of the proved plus probable value;
- Significant drilling and development potential, with over 200 drilling locations identified;
- Average working interest of 70% in the Greater Edmonton, Greater Provost and Innisfail properties;
- 91% of production is operated;
- Accretive to reserve life index, cash flow per unit, reserves per unit, production per unit and net asset value per unit.

Great Northern is a gas weighted producer with an asset base focused in West Central Alberta that is complementary to APF's properties. During 2003, Great Northern participated in the drilling of 50 (29.5 net) wells and actively acquired additional assets in its core areas. In February, 2004 Great Northern completed its most recent acquisition, adding 580 boe/d of production and further increasing its undeveloped land base.

Area	**Product**	**Characteristics**
Greater Edmonton	Oil & Gas	2,200 boe/d (75% gas). Includes undeveloped land at Paddle River, proximate to current APF operations. Woodriver properties include Basal Belly River upside and a Mannville package with up to four target zones
Greater Provost	Oil & Gas	980 boe/d (26% gas) generating steady cash flow. 8,000 net undeveloped acres of land
Innisfail	Oil & Gas	1,800 boe/d (44% gas). Unitized production in the Leduc formation with 170 mmbbls of original oil in place, 83 mmbbls recovered to date. Base decline of 7-10%. 3D seismic has identified infill and attic oil potential . New shallow play in non-unit lands in the Edmonton sand
Robsart	Gas	340 boe/d (100% gas), 90,000 net acres of undeveloped land

RESERVES

The following tables summarizes the Company Interest Reserves[1] and Net Present Value of reserves for Great Northern and APF's oil and gas assets, both of which were evaluated in accordance with National Instrument 51-101 by Gilbert Laustsen Jung Associates Ltd. ("GLJ") and are based on reports dated January 1, 2004, adjusted for GLJ's April 1, 2004 price forecast. Reserve values for Great Northern include the February, 2004 asset acquisition.

Summary of Company Interest Reserves (forecast prices and costs)

	Proved Producing	Total Proved	Probable	Proved+ Probable
Natural Gas (mmcf)				
Great Northern	33,400	43,800	16,200	60,000
APF	66,100	72,900	26,800	99,700
Combined	99,500	116,700	43,000	159,700
Light & Medium Oil (mbbl)				
Great Northern	4,443	5,264	2,856	8,121
APF	12,000	15,100	4,700	19,800
Combined	16,443	20,364	7,556	27,921
Heavy Oil (mbbl)				
Great Northern	50	50	7	57
APF	1,000	1,800	1,300	3,100
Combined	1,050	1,850	1,307	3,157
NGL's (mbbl)				
Great Northern	1,057	1,551	452	2,003
APF	800	1,000	200	1,200
Combined	1,857	2,551	652	3,203
Total (mboe)[2]				
Great Northern	11,120	14,162	6,026	20,188
APF	24,900	30,100	10,600	40,700
Combined	36,020	44,262	16,626	60,888

		Net Present Value of Reserves		
($millions)	Proved Producing	Total Proved	Probable	Proved+ Probable
0%				
Great Northern	189.9	239.7	93.7	333.4
APF	372.0	449.0	140.6	589.6
Combined	561.9	688.7	234.3	923.0
8%				
Great Northern	142.4	177.8	48.2	226.0
APF	278.6	316.1	75.2	391.3
Combined	421.0	493.9	123.4	617.3
10%				
Great Northern	134.7	167.6	42.6	210.2
APF	263.7	296.6	67.0	363.6
Combined	398.4	464.2	109.6	573.8

columns may not add due to rounding

1) Company Interest Reserves are defined as working interest reserves (before the deduction of royalties) plus royalty interest reserves.
2) Boe's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner.
3) All evaluations have been stated prior to any provision for income taxes and general and adminstrative costs. **The estimated reserve values disclosed may not represent fair market values.**

TRANSACTION DETAILS

APF has agreed to purchase the shares of Great Northern for $5.05 per share (the "Purchase Price") plus the assumption of $56 million of net debt at April 1, 2004. The purchase price represents a premium of 7% to Great Northern's closing price on April 5, 2004 and an 11% premium to its 20-day volume weighted average price. Shareholders of Great Northern may elect

to receive the purchase of $5.05 in cash, trust units of APF ("APF Units") or a combination of both, subject to an aggregate payment of cash not to exceed 25% of the Purchase Price

With 43,714,932 shares outstanding, and assuming an election for maximum cash, APF will issue 13,593,621 APF Units at $12.18 per APF Unit. Shareholders of Great Northern will receive 0.414614 of an APF Unit for each Great Northern share. It is anticipated that the 2,988,000 options to acquire Great Northern shares will be cancelled for cash prior to closing. Great Northern's post-closing debt value is expected to be approximately $70.4 million, after accounting for transaction costs, contract terminations and the exercise of options.

GMP Securities Ltd. has acted as financial advisor to Great Northern and has provided a verbal opinion that the consideration offered is fair, from a financial point of view, to Great Northern's shareholders.

The acquisition will increase APF's total daily production to approximately 18,500 boe, with a 51% weighting to natural gas.

"We have worked very hard over the last year to put ourselves in a position to be a more active driller and developer of assets", noted APF's President, Steve Cloutier. "We believe the Great Northern properties have tremendous potential, not only for those initiatives already identified in their engineering report, but over their 141,000 net acres of undeveloped land."

In addition to conventional properties Great Northern also holds an additional 41,600 acres of net undeveloped land which is prospective for coalbed methane ("CBM") production in the Horseshoe Canyon formation. This area is known for dry CBM production that does not require de-watering. Due to its immediate productivity, interest in Horseshoe Canyon land has increased significantly, with recent crown sales in the area commanding prices of up to $345 per acre. The average value per acre of land independently assigned to Great Northern was approximately $53.00. APF's expertise in CBM will be highly beneficial in realizing values from this asset.

GLJ's estimated 2004 capital expenditures for Great Northern amounted to $24 million (proved plus probable), of which $14 million was spent during the first quarter of 2004.

Additional key operating data for Great Northern include:

- Operating costs of $7.50 per boe and a royalty rate of 20%

- High quality crude oil, with an estimated differential of only Cdn.$4.25/bbl off the light sweet reference price of Cdn.$44.75 at Edmonton; high heating content gas with a Cdn.$0.35/mcf premium to the average Alberta plant gate price of Cdn.$6.40; and natural gas liquids at a Cdn.$1.88 differential from the base price of Cdn.$38.93/bbl.

Great Northern currently has the following hedging contracts in place:

Period	Commodity	Type of Contract	Index	Average Daily Quantity	Average Hedged Price
April to October 2004	Natural gas	Fixed	AECO	4,000 GJ	C$5.88/GJ
April to December 2004	Crude oil	Fixed	WTI	600 bbls	US$28.46/bbl

The boards of directors of APF and Great Northern have approved the transaction, and the board of directors of Great Northern has resolved unanimously to recommend to its shareholders that they accept the APF offer. The transaction will be completed by way of a takeover bid and APF anticipates mailing its circular to Great Northern shareholders prior to the end of April. Closing is subject to the tendering of at least sixty-six and two thirds percent of the outstanding shares of Great Northern, regulatory approval and other standard conditions. APF expects to take up and pay for the Great Northern shares in early June, accordingly the first distribution to which the Great Northern shareholders will be entitled will be the June distribution payable on July 15, 2004.

The officers and directors of Great Northern, and their associated entities, have agreed to execute lock-up agreements representing at least 17.3% of the fully-diluted outstanding shares of Great Northern under which they will agree to deposit and not withdraw their shares under the offer. The board of directors of Great Northern has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Great Northern. Under certain circumstances, Great Northern has agreed to pay APF a non-completion fee of $8.7 million and APF has a right of first refusal in certain circumstances to match any unsolicited competing bid.

The cash portion of the transaction of up to $55 million will be funded from APF's available credit facility with a syndicate of banks led by National Bank of Canada ("National Bank"). Great Northern has a $70 million facility with Bank of Montreal, of which $56 million is currently drawn. Following the completion of the acquisition, and including all of the estimated adjustments and costs associated with the transaction, pro forma bank debt will be approximately $180 million. Together with its own borrowing base of $150 million and that of Great Northern, APF's total debt capacity will be up $220 million, subject to final confirmation from the applicable financial institutions of the new borrowing base. APF also has an outstanding balance of $48.6 million on its 9.4% convertible debentures.

Only a nominal portion of Great Northern's production is hedged or subject to any long-term delivery contracts, so APF has maximum flexibility in dealing with this portfolio of new assets. Great Northern has agreed that it will, if instructed by APF and before closing, sell forward up to 60% of its production for a period not to exceed 18 months.

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF are traded on The Toronto Stock Exchange under the symbol "AY.UN".

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For Further Information Please Contact

APF Energy Trust
Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1074
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Great Northern Exploration Ltd.
Jim Saunders, President & C.E.O
Jerry Sapieha, Vice President, Finance and C.F.O.
Telephone: (403) 531-9020 ▲ Fax (403) 531-9021
Email: info@gnel.ca

SCHEDULE C
CONDITIONS IN FAVOUR OF GNEL

Capitalized terms used in this Schedule C but which are not defined herein shall have the meanings set forth in the attached Pre-Offer Agreement dated April 6, 2004 (the "Agreement") between APF and GNEL.

Notwithstanding any other provision of the Agreement, the board of directors of GNEL reserves the right to withdraw, modify or amend its recommendation with respect to the Offer unless all of the following conditions are satisfied or waived by GNEL prior to the Expiry Time:

(a) all requisite regulatory approvals and consents (including, without limitation, those of any stock exchanges and other Securities Authorities) shall have been obtained and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall have not been withdrawn, defeated or overcome;

(b) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which GNEL carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgement of GNEL, acting reasonably has the effect or may have the effect of cease trading the GNEL Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the making of the Offer, or the purchase by, or the sale to, APF of the GNEL Shares or the right of APF to own or exercise full rights of ownership of the GNEL Shares; or

(c) there shall have been no Material Adverse Change in respect of APF or APF Trust since the date of the Agreement; and

(d) APF shall not have breached, or failed to comply with, in any material respect, any of its material covenants, representations, warranties or other obligations under the Agreement, and all representations and warranties of APF contained in the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall not have ceased to be true and correct in any material respect thereafter; provided that APF has been given notice of and three Business Days to cure any such breach, failure to comply or misrepresentation.

Exemption Order # 82-5166

APF ENERGY

RECEIVED JUN 10 2004

NEWS RELEASE

TSX: AY.UN; AY.DB

APF ENERGY ACQUIRES SHARES OF GREAT NORTHERN EXPLORATION LTD.

June 2, 2004 – APF Energy Trust (the "Trust") is pleased to announce that, pursuant to the offer by APF Energy Inc. and the Trust to acquire all of the issued and outstanding common shares (the "Shares") of Great Northern Exploration Ltd. ("Great Northern") dated April 26, 2004 (the "Offer"), 41,701,477 Shares, representing approximately 95% of the issued and outstanding Shares, have been acquired pursuant to the Offer.

A total of 33,060,303 Shares were tendered for cash, while 6,509,874 Shares were tendered for units of the Trust ("Units"). As a result, those Great Northern shareholders electing to receive cash for all, or a portion, of their holdings will receive $1.573252 per Share, with the balance being satisfied by the issuance of Units on the basis of 0.285447 Units per Share. There is no proration for those Great Northern shareholders who elected to receive all Units. A total of 2,131,300 Shares purchased by APF in the open market do not impact the maximum cash payment of $55 million available to Great Northern shareholders.

APF has taken-up all of the Shares deposited to the Offer, with payment to be made by June 4, 2004, and intends to acquire all remaining Shares of Great Northern by way of a compulsory acquisition transaction pursuant to the Business Corporations Act (Alberta). Assuming the remaining Shares will be acquired based on the existing proration, APF expects to issue in total, 12,712,645 Units.

Certificates for the Units, as well as cheques (the "Consideration"), will be delivered to Great Northern shareholders in accordance with the delivery instructions set out in the Letter of Transmittal and Election Form (the "Letter of Transmittal"). Those Great Northern shareholders who did not make any election as to the form of Consideration are deemed to have elected to receive Units. Unless otherwise requested by Great Northern shareholders in the Letter of Transmittal, the Consideration will be mailed to Great Northern shareholders at their addresses of record. GMP Securities Ltd. has acted as financial advisor to Great Northern.

APF Energy Trust is a conventional oil and gas royalty trust with interests in producing assets in Alberta, Saskatchewan and Wyoming. Since inception in late 1996, the Trust has generated a compound annual return of 22% and has been one of the top performing income funds listed on the Toronto Stock Exchange.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For Further Information Please Contact

APF Energy Trust
Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲ Fax (403) 294-1074
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order # 82-5166

SEC MAIL PROCESSING SECTION RECEIVED JUN 1 0 2004 WASH. D.C. 155

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **APF Energy Trust**

Participation Fee for the Financial Year Ending: **December 31, 2003**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		34,074,240	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$12.54	
Market value of class or series	=	427,290,970	
			(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			
			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.] 98,000,000 (LTD) +46,466,000 (Conv. Deb.)**		**144,466,000**	(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			**571,756,970**
Total fee payable in accordance with Appendix A of the Rule			35,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			0
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			**$35,000**
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			0

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Exemption Order # 82-5166

APF ENERGY TRUST

Annual and Special Meeting of Unitholders
of
APF Energy Trust (the "Trust")

May 18, 2004

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the Annual and Special Meeting of Unitholders of the Trust:

		Results of Vote
1.	The election of the following nominees as directors of APF Energy Inc. for the ensuing year or until their successors are elected or appointed: Martin Hislop Steven Cloutier Donald Engle Daniel Mercier William Dickson Robert MacDonald	Carried
2.	The appointment of PricewaterhouseCoopers LLP as auditors of the Trust for the ensuing year.	Carried
3.	The reappointment of Computershare Trust Company of Canada as trustee of the Trust for the ensuing year.	Carried

The following matters were put to a vote by ballot, which includes votes cast in person and by proxy:

		% of Votes For	% of Votes Against
1.	The amendment to the Trust Unit Incentive Rights Plan of the Trust to increase the maximum number of Trust Units issuable under the Plan.	66.32	33.68
2.	The amendment of the Trust Indenture governing the Trust to delete the requirement to send annual audited financial statemnts and interim financial statements to all Unitholders.	96.94	3.06
3.	The amendment of the royalty agreements to which the Trust is a party to amend certain definitions to be consistent with definitions under National Instrument 51-101.	98.56	1.44

Exemption Order # 82-5166

APF ENERGY TRUST

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE DES PORTEURS DE PARTS

AUX PORTEURS DE PARTS DE FIDUCIE DE APF ENERGY TRUST

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs (les « porteurs de parts ») de parts de fiducie (les « parts de fiducie ») de APF Energy Trust (la « Fiducie ») aura lieu au Sun Life Plaza Conference Centre, 140, 4th Avenue S.W., niveau mezzanine, Calgary (Alberta), le mardi 18 mai 2004 à 15 h (heure de Calgary) aux fins suivantes :

<u>Assemblée annuelle</u>

1. recevoir et examiner les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2003 ainsi que le rapport des vérificateurs y afférent;

2. choisir les administrateurs de APF Energy Inc. (« APF ») et fixer à six (6) le nombre d'administrateurs de APF pour l'année à venir;

3. nommer les vérificateurs de la Fiducie et autoriser les administrateurs de APF à fixer la rémunération des vérificateurs;

<u>Assemblée extraordinaire</u>

4. examiner et, s'il est jugé opportun, approuver la résolution renouvelant le mandat de Société de fiducie Computershare du Canada à titre de fiduciaire de la Fiducie;

5. examiner et, s'il est jugé opportun, approuver la résolution visant à augmenter le nombre maximal de parts de fiducie pouvant être émises aux termes du régime incitatif de droits d'achat de parts de fiducie de la Fiducie;

6. examiner et, s'il est jugé opportun, approuver la résolution spéciale visant à modifier l'acte de fiducie conclu entre APF et Société de fiducie Computershare du Canada, à titre de fiduciaire de la Fiducie, de manière à supprimer l'obligation d'envoyer les états financiers annuels et intermédiaires et les rapports de gestion correspondants à tous les porteurs de parts, exception faite de ceux qui ont manifesté le désir d'obtenir les documents en question;

7. examiner et, s'il est jugé opportun, approuver la résolution spéciale visant la modification de certaines définitions prévues dans les conventions de redevances aux termes desquelles APF et APF Energy Limited Partnership octroient les redevances à la Fiducie;

8. régler les autres questions qui pourraient être dûment soumises à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

Les questions devant être soumises à l'assemblée sont décrites dans la circulaire d'information qui accompagne le présent avis et en fait partie.

Société de fiducie Computershare du Canada, fiduciaire de la Fiducie, a fixé la date de clôture des registres applicable à l'assemblée au 16 avril 2004 à la fermeture des bureaux (la « date de clôture des registres »). Les porteurs de parts inscrits qui figurent sur la liste des porteurs de parts dressée à la date de clôture des registres pourront exercer à l'assemblée les droits de vote afférents aux parts de fiducie qui y sont indiquées. La personne qui devient porteur de parts après la date de clôture des registres n'a pas le droit de voter à l'assemblée.

Les porteurs de parts qui ne peuvent assister à l'assemblée sont priés de dater et de signer la procuration ci-jointe et de la poster à Société de fiducie Computershare du Canada, à l'attention du service des procurations, au 100, University Avenue, 9e étage, Toronto (Ontario) M5J 2Y2. La procuration ne sera valide et utilisée à l'assemblée que si elle parvient à cette adresse au moins 24 heures avant le moment prévu pour la tenue de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement.

FAIT à Calgary, en Alberta, le 2 avril 2004

PAR ORDRE DE SOCIÉTÉ DE FIDUCIE
COMPUTERSHARE DU CANADA,
APF ENERGY INC.,

Le chef de la direction,

(signé) « Martin Hislop »

Exemption Order # 82-5166

NOTICE

TO: Securities Commissions in all Provinces of Canada

APF Energy Trust advises that it has filed its AIF prepared in accordance with National Instrument 44-101 at SEDAR Project No. 633964 under "Annual Information Form (NI 51-102 F2)".

APF Energy Trust